UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

    For the transition period from   to

Commission file number 001-40445

CENTESSA PHARMACEUTICALS PLC
(Exact name of registrant as specified in its charter)

England and Wales	**98-1612294**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3rd Floor
1 Ashley Road
Altrincham
Cheshire WA14 2DT
United Kingdom
(Address of principal executive offices and zip code)

+1 (617) 468-5770
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, nominal value £0.002 per share	CNTA	Nasdaq Stock Market, LLC*
American Depositary Shares, each representing one ordinary share, nominal value £0.002 per share	CNTA	Nasdaq Stock Market, LLC

*Not for trading, but only in connection with the listing of the American Depositary Shares on The Nasdaq Stock Market, LLC.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No   ☐

Indicate by check mark whether the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No   ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b).   ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☒

As of June 30, 2024, the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the last reported sales price of the Registrant's ordinary shares, nominal value £0.002 per share, on The Nasdaq Global Select Market on such date, was approximately $621,502,000.

The registrant had outstanding 133,184,349 ordinary shares as of March 10, 2025.

Summary of the Material Risks Associated with Our Business

Our business is subject to numerous risks and uncertainties that you should be aware of in evaluating our business. These risks are described more fully in Item 1A - Risk Factors, and include, but are not limited to, the following:

- We may not be successful in our efforts to use our differentiated asset-centric approach to drug discovery and development to build a pipeline of product candidates with commercial value.

- A single or limited number of programs, developmental assets or product candidates may comprise a large proportion of our value.

- We face challenges, risks and expenses related to our operations as well as the management of the expected growth in the scale and complexity of our operations.

- We, and our Centessa Subsidiaries, have incurred net losses since inception, and we expect to continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

- We will need substantial additional funds to advance development of our product candidates, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future product candidates.

- Our loan facility and payment obligations under the Loan and Security Agreement with Oxford Finance contain operating and financial covenants that restrict our business and financing activities, are subject to acceleration in specified circumstances and may adversely affect our financial position or results of operations and our ability to raise additional capital which in turn may increase our vulnerability to adverse regulatory developments or economic or business downturns or which may result in Oxford Finance taking possession of our assets and disposing of any collateral.

- Our product candidates are in various stages of development, including several in discovery and preclinical stages, and may fail in development or suffer delays that materially adversely affect their commercial viability and we may fail to differentiate our molecules, including ORX750, ORX142, ORX489 and other orexin agonist molecules, other LockBody molecules and/or the LockBody technology platform from other available treatment options including other molecules in development.

- We may not be successful in our efforts to identify, discover, in-license or otherwise acquire additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

- Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials.

- We may encounter substantial delays or challenges in the initiation, conduct or completion of our clinical trials (including as a result of failure to recruit and maintain a sufficient number of, or any, subjects in our existing and anticipated studies or clinical trials including studies or trials of ORX750, ORX142, ORX489 and other orexin agonist molecules, and any LockBody candidates, and failure to meet expectations on executing our research and clinical development plans and the timing thereof), and the results of clinical development are uncertain.

- Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of our product candidates.

- We may be unable to obtain U.S. or foreign regulatory approval and, as a result, unable to develop and/or commercialize our product candidates.

- We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials and if these third parties perform in an unsatisfactory manner, our business could be substantially harmed.

Summary of the Material Risks Associated with Our Business (continued)

- Preclinical and clinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical and/or clinical development programs.

- We could experience manufacturing problems that result in delays or other material disruptions in our development or commercialization of our programs or otherwise harm our business.

- Business interruptions resulting from the Russia-Ukraine war, the Middle East conflict(s), tensions in U.S. China relations, or similar geo-political conflicts could cause a disruption to our business activities including the development of our product candidates and the conduct of clinical trials thereby adversely impacting our business.

- If we are unable to obtain and maintain sufficient patent and other intellectual property protection for our product candidates and technology or other product candidates that may be identified, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize product candidates similar or identical to the product candidates, and our ability to successfully commercialize the product candidates and other product candidates that we may pursue may be impaired.

- The patent protection we obtain for our product candidates and technology may be challenged or not sufficient enough to provide us with any competitive advantage.

- A number of our programs and associated product candidates are heavily dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved. If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties or, in certain cases, we fail to meet certain development deadlines, we could lose license rights that are important to our business.

- We have never commercialized a product candidate and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our products that receive regulatory approval on our own or together with collaborators.

- Our international operations may expose us to business, regulatory, legal, political, operational, financial, pricing and reimbursement risks associated with doing business across multiple jurisdictions outside of the United States.

- We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our ADSs less attractive to investors.

- We previously had material weaknesses in our internal control systems over financial reporting, which have been remediated. We may identify new material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements. If we fail to remediate any new material weaknesses, we may not be able to report our financial results accurately or to prevent fraud.

- If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

- Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

- While we do not believe we were a "passive foreign investment company" ("PFIC") in 2024, there is uncertainty as to whether we are or will be a PFIC in the past or in the future. If we are a PFIC, there could be material adverse U.S. federal income tax consequences to U.S. holders.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K ("10-K"), contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve substantial risks and uncertainties. In some cases, forward-looking statements may be identified by the words "may," "might," "will," "could," "would," "should," "expect," "intend," "plan," "objective," "anticipate," "believe," "estimate," "predict," "potential," "continue," "ongoing," "aim," "seek," "strive," or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this 10-K are based upon information available to our management as of the date of this 10-K, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements contained in this 10-K include, but are not limited to, statements about:

- the initiation, timing, progress and results (preliminary, interim or final) of our preclinical studies and clinical trials, and our research and development programs including ORX750, ORX142, ORX489 and other orexin agonist molecules, other LockBody candidates, and the LockBody technology platform;
- our ability to execute our research and clinical development plans and our expectations on and the timing thereof;
- our expectations and ability to advance our pipeline and product candidates into, and successfully complete, clinical trials;
- our ability to identify screen, recruit and maintain a sufficient number of, or any, subjects in our existing and anticipated studies or clinical trials including the ongoing Phase 1 first-in-human, clinical trial and Phase 2 clinical trial of ORX750 and other orexin agonist molecules, and any other LockBody candidates;
- our ability to differentiate ORX750, ORX142, ORX489, other orexin agonist molecules and other LockBody candidates from other treatment options;
- the development and therapeutic potential of ORX750, ORX142, ORX489 and other orexin agonist molecules, LockBody candidates, and the LockBody technology platform;
- our expectations relating to the ongoing Phase 1 first-in-human, clinical trial, the Phase 2 clinical trial of ORX750, including the predicted timing of enrollment, the predicted efficacious doses of ORX750 and our ability to successfully conduct our clinical development of ORX750;
- the safety and tolerability profile of our product candidates;
- our reliance on the success of our product candidates and our pipeline programs;
- our ability to discover and develop transformational medicines for patients including identifying and advancing additional product candidates into clinical development;
- our ability to become the partner of choice to attract founder-subject matter experts with high conviction programs;
- the timing or likelihood of regulatory filings and approvals;
- the impact of inflation on increasing costs of labor, research, manufacturing and clinical trial expenses;
- the impact of the Russia-Ukraine war, the Middle East conflict(s) and tensions in U.S.-China relations on our business and operations;
- the commercialization of our product candidates, if approved;
- our ability to develop sales and marketing capabilities;
- the pricing, coverage and reimbursement of our product candidates, if approved;
- the implementation of our business model, strategic plans for our business, product candidates and technology;
- the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates and technology;
- our ability to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
- cost associated with prosecuting and maintaining our intellectual property and with defending intellectual property infringement, product liability and other claims;
- legal and regulatory developments in the United States, the European Union, the United Kingdom and other jurisdictions;
- estimates of our expenses, future revenues, capital requirements and our needs for additional financing;
- the potential benefits of strategic collaboration agreements and our ability to negotiate and enter into strategic arrangements;
- our ability to identify collaboration opportunities and to establish and maintain collaborations;

- our ability to judiciously manage and allocate our cash;
- our expectations on our anticipated cash runway;
- our ability to obtain additional funding;
- our ability to fulfill our obligations under the Loan and Security Agreement with Oxford Finance LLC (as Collateral Agent and Lender), Oxford Finance Credit Fund II LP (as a Lender) and Oxford Finance Credit Fund III LP (as a Lender) (collectively "Oxford Finance");
- the rate and degree of market acceptance of any approved products;
- developments relating to our competitors and our industry, including competing therapies and our ability to respond to such developments;
- our ability to effectively manage our anticipated growth;
- our ability to attract and retain qualified employees and key personnel;
- our expectations regarding the period during which we qualify as a smaller reporting company and as an emerging growth company under the JOBS Act;
- statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and share performance;
- our expected use of proceeds of our capital raises;
- the future trading price of the ADSs and impact of securities analysts' reports on these prices; and
- other risks and uncertainties, including those listed under the caption "Risk Factors."

You should refer to the section titled "Item 1A. Risk Factors" in this 10-K for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot be assured that the forward-looking statements in this 10-K will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, these statements should not be regarded as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this 10-K and the documents that we reference in this 10-K and have filed as exhibits to this 10-K completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

PART I.

Item 1. Business

In this Annual Report on Form 10-K, unless otherwise indicated or the context otherwise requires, all references to "we," "our," "us," "Centessa," "the Company," and "our Company" refer to Centessa Pharmaceuticals plc and its consolidated subsidiaries.

Overview

Centessa Pharmaceuticals plc is a clinical-stage pharmaceutical company with a mission to discover, develop and ultimately deliver medicines that are transformational for patients. We are pioneering a new class of potential therapies within our orexin receptor 2 (OX2R) agonist program intended to be orally administered for the treatment of excessive daytime sleepiness (EDS), impaired attention, cognitive deficits, and fatigue across neurological, neurodegenerative and neuropsychiatric disorders. We also have an early-stage immuno-oncology program focused on our novel LockBody® technology platform.

Our Strategy

As we pursue our mission to discover, develop and ultimately deliver medicines that are transformational for patients, we are executing a near-term strategy focused on the following key elements:

- **Advancing clinical development of ORX750, our most advanced OX2R agonist product candidate, with the aim to share Phase 2 clinical data in patients with narcolepsy type 1 (NT1), narcolepsy type 2 (NT2) and idiopathic hypersomnia (IH) in 2025.** In November 2024, we announced that we initiated a Phase 2a study of ORX750 in participants with NT1, NT2 and IH. We expect the Phase 2a study to generate clinical data for all three indications in 2025 and enable dose selection for future pivotal studies.

- **Initiating clinical development of ORX142, our second OX2R agonist product candidate, with the aim to establish proof of concept (PoC) in sleep deprived healthy volunteers in 2025.** We are advancing ORX142 for the treatment of neurological and neurodegenerative disorders, as well as other potential symptoms including EDS, impaired attention, cognitive deficits, and fatigue. Upon IND clearance, we plan to rapidly advance ORX142 into clinical development with the goal of sharing clinical PoC data in sleep-deprived healthy volunteers in 2025.

- **Progressing development of ORX489, our third OX2R agonist product candidate.** ORX489 is our most potent OX2R agonist to date based on preclinical studies, and is in IND-enabling activities for the treatment of neuropsychiatric disorders.

- **Leveraging the breadth of clinical data from our OX2R agonist program to rapidly progress our earlier-stage pipeline of OX2R agonists for additional indications, as well as research efforts on differentiated pharmacology associated with the activation of the orexin system.**

Our Development Pipeline



ASSET	DISEASE/CONDITION	MECHANISM	PRE-CLINICAL	PHASE 1	PHASE 2
ORX750	Narcolepsy Type 1 (NT1)	OXR2 Agonist			
ORX750	Narcolepsy Type 2 (NT2)	OXR2 Agonist			
ORX750	Idiopathic Hypersomnia (IH)	OXR2 Agonist			
ORX142	Neurological, Neurodegenerative Disorders	OXR2 Agonist			
ORX489	Neuropsychiatric Disorders	OXR2 Agonist			
Undisclosed Assets	Undisclosed	Orexin Pathway			

We also have early-stage assets focused on our LockBody Technology Platform.

We have a track record of making judicious capital and resource allocation decisions for discovery and development efforts across our portfolio, and expeditiously evaluating and terminating programs when the data do not support advancement. Consistent with this approach and as part of ongoing portfolio management, in November 2024, we announced the discontinuation of the global clinical development of SerpinPC, a novel inhibitor of activated protein C that was being evaluated for the treatment of hemophilia B. This action was driven by the Company's decision to prioritize capital toward the development of its OX2R agonist program and the outcome of a planned interim analysis of Part 1 of the PRESent-2 study of SerpinPC. Within the interim analysis, SerpinPC was observed to have a favorable safety and tolerability profile; however, the Company determined that additional time and investment would be required to further develop SerpinPC with a more competitive profile for the treatment of hemophilia B in light of the evolving treatment and market landscape for hemophilia B, including the recent FDA approval of a competing product. More recently, during the first quarter of 2025, we discontinued clinical development of LB101, a conditionally tetravalent PD-L1xCD47 bispecific monoclonal antibody, and first generation LockBody candidate. This was a strategic decision based on the totality of clinical data to date from the Phase 1/2a first-in-human (FIH) dose escalation study of LB101 in participants with advanced solid tumors.

OX2R Agonist Program

We are developing potential best-in-class medicines with orexin receptor 2 (OX2R) agonists that are designed to mimic the natural neuropeptide orexin (also known as 'hypocretin'), by activating orexin receptors in the brain. The orexin system consists of two neuropeptides, orexin-A (OXA) and orexin-B (OXB) (also called hypocretin-1 and hypocretin-2) which bind to and activate the orexin receptors, Orexin Receptor-1 (OX1R) and Orexin Receptor-2 (OX2R). These receptors are abundantly expressed throughout the brain and have different distribution patterns, suggesting they have distinct physiological roles acting through different neuronal pathways. Importantly, OXA and OXB both bind to OX2R with high affinity. OX2R plays a key role in regulating wakefulness and has also been implicated in metabolism, behavioral arousal, mood and cognitive function. Our product candidates, including ORX750, ORX142 and ORX489, are novel highly potent and highly selective OX2R agonists being developed for the potential treatment of excessive daytime sleepiness (EDS), impaired attention, cognitive deficits, and fatigue in a wide spectrum of neurological, neurodegenerative and neuropsychiatric disorders.

In *in vitro* fluorescent imaging plate reader (FLIPR) assays, in which activation of the human recombinant OX2 or OX1 receptors (hOX2R, hOX1R) was measured by calcium mobilization, our named OX2R agonist product candidates were shown to be full agonists with high, subnanomolar potencies for hOX2R near that of the native ligand OXA. In addition, our named OX2R agonist development/product candidates were shown to be highly selective for hOX2R. (See Figure 1.)

Figure 1: Potency and Selectivity of OX2R Agonist Product Candidates

Molecule	hOX2R EC50 (nM)	Selectivity vs. hOX1R
Native ligand orexin-A (OXA)[1]	0.035	n/a
ORX750[1]	0.110	9,800x
ORX142[2]	0.069	13,000x
ORX489[3]	0.035	8,800x

1. Black et al., World Sleep 2023 Abstract. 2. Black et al., European Sleep Research Society 2024 Abstract. 3. Company data / presentations.

In other *in vitro* assays, our named OX2R agonist product candidates were shown to (1) activate the same intracellular pathways as OXA, (2) have similar in vitro potency at recombinant human, mouse, rat, dog and monkey OX2 receptors, and (3) display lack of off-target activity in selectivity and safety panels.

Our Lead Clinical-Stage Program

Narcolepsy and Idiopathic Hypersomnia (IH)

Narcolepsy is a lifelong, chronic debilitating neurological disorder that affects the brain's ability to regulate the normal sleep-wake cycle, resulting in EDS, among other symptoms. Narcolepsy symptoms usually start between 7-25 years of age, and diagnostic delays of 8-12 years are common. Narcolepsy is estimated to affect approximately 170,000 people in the U.S. and over three million people worldwide; however, there are several different estimates of the size of the population based on different epidemiological methods. It is estimated that less than 50% of affected patients are diagnosed, and approximately 25% of affected patients are treated.

Narcolepsy is classified as two subtypes, NT1 and NT2. NT1 is caused by the profound loss of orexin-producing neurons, which is hypothesized to occur via an autoimmune mechanism targeting the orexin/hypocretin neurons in the hypothalamus. NT1 affects approximately 50% of narcolepsy patients and is characterized by low levels of orexin peptides in the brain as measured in cerebrospinal fluid ("CSF") (orexin A <110 pg/ml), which results in a diverse set of symptoms including EDS, sleep paralysis, hallucinations upon waking up or falling asleep, disturbed nighttime sleep, and cataplexy. Cataplexy events produce muscle weakness in particular areas of the body such as the face, neck, or limbs, and can result in a partial loss of muscle tone or full body collapse. Even in the case of a full body collapse, the individual remains fully awake and aware of their surroundings but is unable to move. Cataplexy events usually resolve within several minutes, and the individual regains full control of their muscles. Impaired attention, vigilance, and ability to focus are also commonly reported as symptoms in NT1. For some individuals with NT1, related symptoms such as insomnia, weight gain, mood fluctuations and depression can have a significant debilitating impact on their lives.

Narcolepsy without cataplexy is referred to as NT2. The NT2 population is more heterogeneous than NT1 and is associated with partial loss of orexin in approximately 30% of individuals. NT2 is estimated to affect approximately 50% of narcolepsy patients. Some individuals with NT2 progress over time to a diagnosis of NT1, with the onset of cataplexy and greater loss of orexin.

IH is a rare neurological sleep disorder affecting approximately 65,000 patients in the U.S. The primary feature of IH is EDS, characterized by daytime lapses into sleep, or an overwhelming need to sleep that persists even with adequate or prolonged nighttime sleep. Additionally, those with IH have extreme difficulty waking, otherwise known as "sleep inertia," and suffer from severe and debilitating brain fog. No orexin deficiency has been observed in CSF from individuals with IH.

While prevailing treatment approaches may address some of the symptoms of NT1, there are no currently approved therapies that address the loss of orexin. The current treatment paradigm for narcolepsy typically involves a polypharmacy approach aimed to address the most predominant symptoms, which are EDS and cataplexy. There are now four treatments approved to treat both EDS and cataplexy, which are LUMRYZ™ (extended-release sodium oxybate) from Avadel Pharmaceuticals plc ("Avadel"), WAKIX® (pitolisant) marketed by Harmony Biosciences, and XYREM® (sodium oxybate) and XYWAV® (calcium oxybate; magnesium oxybate; potassium oxybate; sodium oxybate) marketed by Jazz

Pharmaceuticals plc (Jazz). Only one medicine is approved for treatment of IH, which is XYWAV. Other medicines approved for the treatment of EDS in narcolepsy include SUNOSI® (solriamfetol) marketed by Axsome Therapeutics and several wake-promoting agents available as generics including modafinil, armodafinil, methylphenidate, and amphetamine salts.

All of these medications, except for WAKIX, are scheduled as controlled substances. All sodium oxybate drugs (Xyrem, Xywav, Lumryz) also have boxed warnings for risks of respiratory depression, abuse and dependence and are associated with nausea, headache, and dizziness. Adverse effects from amphetamines include irritability, hyperactivity, tremor, and mood changes; other stimulants are associated with undesirable side effects such as nausea, headache, and dizziness. Common side effects of modafinil (PROVIGIL®) and armodafinil (NUVIGIL®) include anxiety, headache, and nausea, and rare cases of life-threatening rash including Stevens-Johnson Syndrome (“SJS”) have been reported. Adverse effects of pitolisant (WAKIX) include insomnia, headache, dizziness, anxiety, and nausea, and patients should be monitored for prolongation of the QT interval. Despite the availability of these treatments, symptoms persist with 75% of narcolepsy patients continuing to experience EDS, and 50% of patients experiencing 1-2 cataplexy episodes per day. These examples highlight the unmet need for safe and effective treatment options for individuals with narcolepsy and IH.

Based upon public filings, revenue associated with oxybate products (Xyrem® and Xywav®) indicated for narcolepsy and IH was over $2 billion in 2024.

Orexin Science

Orexin agonists have long been sought as a therapeutic intervention that could directly address the underlying disease pathology of NT1, with the potential to re-activate orexin receptors which remain in the brain in postsynaptic neurons even after the loss of the natural orexin peptide, as shown in the figure below.


Narcolepsy Type 1
In Narcolepsy Type 1 (NT1), orexin-producing neurons are destroyed, via an immune-mediated process.
Postsynaptic neuron
Without orexin, receptors are not activated in postsynaptic neurons.
Orexin agonists are designed to re-activate orexin receptors in the brain, restoring neurotransmission.
Orexin agonist

Figure 2: Schematic representation of the orexin neurotransmitter system.

Data from early clinical studies conducted by Takeda Pharmaceuticals (Takeda) evaluating the first selective OX2R agonist, danavorexton, an intravenously administered OX2R agonist (TAK-925) and results from Phase 2 studies with TAK-994, the first orally administered OX2R agonist, published in the New England Journal of Medicine, support the therapeutic potential of OX2R selective agonists for the treatment of NT1. In the danavorexton studies, improvement in EDS was observed in individuals with NT1 using both objective (Maintenance of Wakefulness Test (“MWT”)) and subjective (Epworth Sleepiness Scale (“ESS”) and Karolinska Sleepiness Scale (“KSS”)) endpoints. Improvement in the Psychomotor Vigilance Test (PVT) was also reported, which measures functional alertness, and a potential signal was also seen in suppression of cataplexy in NT1, with no episodes occurring during treatment over 7 days. Improvements in EDS were also observed in individuals with NT2 in these studies, indicating that OX2R-selective agonists could also provide therapy for sleep disorders that involve partial or no impairment of the orexin system. Consistent with the danavorexton results in NT1, TAK-994 Phase 2 clinical studies in NT1 showed improvement in EDS using both MWT and ESS, as well as reduction in cataplexy. In October 2021, Takeda stopped its Phase 2 clinical studies of TAK-994.

Additional studies conducted with danavorexton also established an early PoC for the activity of OX2R agonists in acutely sleep-deprived healthy adults, which is a model of shift worker sleep disorder; in IH patients; and in patients

with Obstructive Sleep Apnea ("OSA") with residual EDS despite adequate use of Continuous Positive Airway Pressure ("CPAP"). We believe these data provide a strong rationale for clinical development of OX2R agonists for the treatment of NT1 as well as a broader range of indications where patients are symptomatic for EDS despite normal orexin levels which could potentially include Parkinson's disease, atypical depression and other diseases.

Although orexin agonists have significant therapeutic potential, there has been a substantial gap in the development of orexin agonists primarily as a result of their complex medicinal chemistry. The development of small molecule orexin agonists requires highly complex medicinal chemistry to address a number of key challenges including the design of a brain penetrant molecule with a highly potent and selective chemical structure that can mimic the precise binding and activating properties of the native peptide, which is approximately seven-fold larger in size than the average small molecule CNS drug. Through a collaboration with Nxera, we gained exclusive access to a stabilized OX2R G protein-coupled receptor ("GPCR") protein, known as StaR, which enabled the determination of three-dimensional structures of the OX2R bound to novel orexin agonists via X-ray crystallography, Cryo-EM and Biophysical Mapping. The StaR technology enabled our team to design ORX750, our lead OX2R agonist, and follow-up OX2R agonists.



Figure 3: Illustration of OX2R structure bound to ORX750 (shown in orange).

Various companies are performing research on orexin agonists for the treatment of sleep disorders, including Takeda, Jazz, Harmony, Eisai Co., Ltd., and Alkermes plc.

ORX750 for the Treatment of Narcolepsy (NT1 and NT2) and IH

Our most advanced OX2R agonist candidate is ORX750, a novel, investigational, orally administered, highly potent and selective OX2R agonist currently in a Phase 2a study of participants with NT1, NT2 and IH.

In May 2024, we announced the initiation of a Phase 1 first-in-human (FIH) clinical study of ORX750 in healthy volunteers. The objective of the Phase 1 study was to evaluate the safety, tolerability and pharmacokinetics ("PK") of single-ascending doses ("SAD") and multiple-ascending doses("MAD") of ORX750 in healthy adult participants. In parallel to the SAD, a placebo-controlled cross-over pharmacodynamic ("PD") assessment ("cross-overassessment") was performed utilizing the MWT, an established registrational and objective endpoint for EDS in sleep-wake disorders, and the Karolinska Sleepiness Scale ("KSS"), a subjective measure of sleepiness, in acutely sleep-deprived healthy adult participants. Data from this study have enabled dose selection for the Phase 2a study of ORX750 in participants with NT1, NT2, and IH.

The Phase 1 data, as of December 5, 2024, the most recent data cutoff date, included results from five SAD and three MAD cohorts of healthy volunteers, and five cohorts within the cross-over assessment of acutely sleep-deprived healthy volunteers. The Phase 1 data showed:

- Significantly increased wakefulness in acutely sleep-deprived healthy volunteers compared to placebo at all doses tested, with a clear dose dependent response.

Figure 4: Mean Sleep Latency Data from Phase 1 Clinical Study of ORX750

(as of December 5, 2024 data cutoff date)

	ORX750 LS Mean (95% CI) Sleep Latency (Minutes)	Placebo LS Mean (95% CI) Sleep Latency (Minutes)	LS[1] Mean Difference Compared to Placebo (95% CI)	p-value
1.0 mg (n=8)	18 (12, 23)	10 (4, 15)	8 (0, 16)	p=0.04
2.5 mg (n=8)	32 (22, 42)	17 (7, 27)	15 (5, 26)	p=0.01
3.5 mg (n=10)	34 (27, 40)	13 (7, 20)	20 (15, 25)	p<0.0001
5.0 mg (n=8)	38 (32, 44)	15 (9, 21)	23 (17, 28)	p<0.0001

1. LS is least square mean.

- A favorable safety and tolerability profile with all observed treatment-emergent AEs being transient with none leading to treatment discontinuation. There were no cases of hepatotoxicity or visual disturbances across the cross-over assessment and SAD and MAD portions of the study. Additionally, there were no clinically significant treatment-emergent changes in hepatic and renal parameters, vital signs or ECG parameters.

Figure 5. Safety Data from Phase 1 Clinical Study of ORX750

(as of December 5, 2024 data cutoff date)

	SAD Cohorts						MAD Cohorts			
	Placebo (n=15)	ORX750 1.0 mg (n=9)	ORX750 2.0 mg (n=9)	ORX750 2.5 mg (n=9)	ORX750 3.5 mg (n=9)	ORX750 5.0 mg (n=9)	Placebo (n=6)	ORX750 2.0 mg (n=8)	ORX750 3.0 mg (n=8)	ORX750 4.0 mg (n=8)
Any TEAE[1], n (%)	4 (27)	3 (33)	3 (33)	1 (11)	0	3 (33)	3 (50)	4 (50)	4 (50)	6 (75)
Related[2]	4 (27)	0	2 (22)	1 (11)	0	2 (22)	1 (17)	4 (50)	2 (25)	5 (63)
Nonrelated[3]	1 (7)	3 (33)	2 (22)	0	0	2 (22)	3 (50)	2 (25)	2 (25)	3 (38)
Mild	4 (27)	3 (33)	3 (33)	1 (11)	0	3 (33)	3 (50)	4 (50)	4 (50)	4 (50)
Moderate	0	0	0	0	0	0	0	0	0	2 (25)[4]
Severe	0	0	0	0	0	0	0	0	0	0
TEAEs leading to discontinuation, n (%)	0	0	0	0	0	0	0	0	0	0
Serious TEAEs, n (%)	0	0	0	0	0	0	0	0	0	0
Frequently reported AEs associated with other OX2R agonists										
Insomnia	0	0	0	0	0	0	1 (17)	2 (25)	0	0
Urinary frequency/urgency	1 (7)	0	0	0	0	1 (11)	0	1 (12)	1 (12)	2 (25)
Visual disturbances	0	0	0	0	0	0	0	0	0	0
Hepatotoxicity	0	0	0	0	0	0	0	0	0	0
Blood pressure increased	0	0	0	0	0	0	0	0	0	0

1. Treatment-emergent adverse event (TEAE). 2. Related includes probably and possibly related. 3. Nonrelated includes unlikely related and not related. 4. Two moderate AEs were reported at 4.0 mg (toothache and vasovagal syncope); both were deemed unrelated.

- Encouraging linear PK with a profile that supports the use of ORX750 as a once-daily oral dosing regimen with rapid absorption (plasma concentrations of ORX750 peaked 2h after the first dose). The systemic exposure of ORX750 increased in an approximately dose-proportional manner.

The Phase 1 study of ORX750 remains open. We plan to present a poster presentation of the Phase 1 data at the American Association of Neurology (AAN) conference in April 2025.

In November 2024, we announced that we initiated the Phase 2a *CRYSTAL-1* clinical study of ORX750. *CRYSTAL-1* is a randomized, double-blind, placebo-controlled, cross-over basket study to evaluate the safety, tolerability, and PK of ORX750 in participants with NT1, NT2, and IH. There are separate cohorts for each indication. Initial dosing for NT1 is 1.0 mg and for NT2 and IH is 2.0 mg with sequential dose escalation/de-escalation between cohorts. Each dosing cohort consists of a 6-week treatment duration with a crossover study design. During the 6 weeks of treatment, each participant will be randomized to one of two blinded treatment sequences and receive a total of 4 weeks of treatment with ORX750 and 2 weeks of treatment with placebo. Efficacy assessments will evaluate the effect of ORX750 on excessive daytime sleepiness (using the MWT and Epworth Sleepiness Scale (ESS)), cataplexy (NT1 participants only), and overall symptom improvement (measured by Narcolepsy Severity Scale (NSS) and Idiopathic Hypersomnia Severity Scale (IHSS)). Other exploratory assessments include measures of sleep, cognition, attention, memory, and general health. We expect the Phase 2a study to generate clinical data for all three indications in 2025 and enable dose selection for future pivotal studies.

ORX142 for the Treatment of Neurological and Neurodegenerative Disorders

ORX142 is our second OX2R agonist development candidate. ORX142 is being advanced for the treatment of neurological and neurodegenerative disorders, as well as other potential symptoms including impaired attention, cognitive deficits, and fatigue. In September 2024, preclinical data for ORX142 were presented in a poster presentation at the 27th Congress of the European Sleep Research Society (Sleep Europe 2024). The preclinical data showed ORX142 promoted wakefulness at very low doses in non-human primates. We are focused on rapidly advancing ORX142 through IND-enabling studies, obtaining IND clearance and initiating clinical development with the goal of sharing clinical data in acutely sleep-deprived healthy volunteers in 2025.

ORX489 for the Treatment of Neuropsychiatric Disorders

In November 2024, we announced ORX489 as our third OX2R agonist development candidate. ORX489 is our most potent OX2R agonist to date based on preclinical studies (see Figure 1), and is in IND-enabling activities for the treatment of neuropsychiatric disorders.

OX2R Agonist Pipeline

Our earlier OX2R agonist pipeline includes additional OX2R agonists as well as research efforts on differentiated pharmacology associated with the activation of the orexin system.

LockBody Technology Platform Program Update

Leveraging our proprietary LockBody technology, we are pioneering a novel approach that is designed to selectively drive potent effector function activity, such as CD3, into the tumor micro environment ("TME") while avoiding systemic toxicity. Our LockBody technology platform is intended to allow for the development of LockBody constructs (a "LockBody"). A LockBody is designed to be a conditionally-active antibody drug with the potential to engage powerful immune pathways in diseased tissue, but not in non-diseased tissue or the periphery, where the drug's action is often unwanted.

During the first quarter of 2025, we discontinued the clinical development of LB101, a conditionally tetravalent PD-L1xCD47 bispecific monoclonal antibody, and first generation LockBody candidate. This was a strategic decision based on the totality of clinical data to date from the Phase 1/2a first-in-human (FIH) dose escalation study of LB101 in participants with advanced solid tumors. A preliminary analysis of Phase 1 data showed LB101 was generally well-tolerated at doses comparable to the therapeutic dose of approved PD-L1 antibodies with no observations of anti-CD47 induced anemia or thrombocytopenia. These data were consistent with preclinical data that demonstrated the ability of the LockBody technology to 'lock' effector function until the LockBody construct reaches a tumor. Although the LB101 Phase 1 results did not support further development of CD47 as a target effector, we continue to evaluate the LockBody platform for its potential to deliver potent effectors into the TME while avoiding systemic toxicity. Data from the Phase 1 study are informing ongoing preclinical work focused on identifying new targets and effectors.

In February 2025, we announced a license agreement providing Genmab access to our LockBody technology platform to research products against up to three targets during a multi-year research period, with option to take exclusive commercial licenses for worldwide development and commercialization of products against each selected target. Genmab will be conducting all research and development activities under the agreement. See "Intellectual Property and License Agreements- Genmab License Agreement."

Corporate Information

Centessa Pharmaceuticals plc is registered with the Registrar of Companies in England and Wales under number 12973576, and our registered office is at 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT. Our website address is http://www.centessa.com. The information contained on, or that can be accessed through, our website is not incorporated by reference in this annual report on Form 10-K.

Our UK business is operated by Centessa Pharmaceuticals (UK) Limited, ("CPUK"), (formerly Centessa Limited) directly and, in respect of the SerpinPC program, through its wholly owned UK subsidiary, ApcinteX Limited. In mid-2023, we implemented a corporate consolidation of our UK businesses in order to simplify our administrative operations, obtain operational efficiencies and generate administrative cost savings and improve the overall control environment. This has resulted in the business and assets of our UK subsidiaries, Z Factor Limited, Centessa Pharmaceuticals (Morphogen-IX) Limited, Capella Bioscience Ltd, LockBody Therapeutics Ltd, Inexia Limited, Centessa Pharmaceuticals (Orexia) Limited and Janpix Limited being transferred to CPUK. Subsequently, on December 26, 2023, Inexia Limited, Janpix Limited, Ultrahuman Two Limited and Ultrahuman Four Limited were dissolved using the voluntary strike off procedure in sections 1003 to 1011 of the UK Companies Act 2006. On December 17, 2024, Centessa Pharmaceuticals (Morphogen-IX) Limited, Capella Bioscience Ltd, LockBody Therapeutics Ltd, and Centessa Pharmaceuticals (Orexia) Limited were dissolved using the voluntary strike off procedure in sections 1003 to 1011 of the UK Companies Act 2006. We intend to dissolve Z Factor Limited over the coming months using the voluntary strike off procedure in sections 1003 to 1011 of the UK Companies Act 2006. CPUK is a wholly owned subsidiary of Centessa Pharmaceuticals plc. CPUK was incorporated in 2020 under the laws of England and Wales with primary operations in the United Kingdom. ApcinteX Limited was incorporated in 2014 under the laws of England and Wales with primary operations in the United Kingdom.

Our U.S. business is operated by our US subsidiary, Centessa Pharmaceuticals LLC (formerly Centessa Pharmaceuticals, Inc.) ("CPLLC"). CPLLC was incorporated as a Delaware corporation in 2020 and was converted to a Delaware Limited Liability Company on June 29, 2023.

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available free of charge on our website located at http://www.centessa.com as soon as reasonably practicable after they are filed with or furnished to the Securities and Exchange Commission (the "SEC").

The SEC maintains an Internet website that contains reports, proxy and information statements, and other information regarding us and other issuers that file electronically with the SEC. The SEC's Internet website address is http://www.sec.gov.

Competition

The biotechnology and pharmaceutical industries are characterized by the rapid evolution of technologies and understanding of disease etiology, intense competition and a strong emphasis on intellectual property. We face, and will continue to face, competition from companies focused on the same or similar therapeutic areas. We expect substantial competition from multiple sources, including major pharmaceutical, specialty pharmaceutical, and existing or emerging biotechnology companies, academic research institutions, governmental agencies and public and private research institutions worldwide. Many of our competitors, either alone or through collaborations, have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These companies also compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and recruiting patients in clinical trials, as well as in acquiring technologies complementary to, or necessary for, our programs. As a result, our competitors may discover, develop, license or commercialize products before or more successfully than we do. The key competitors for our programs are described in the respective sections.

We also face significant competition in seeking appropriate strategic partners and licensing and acquisition opportunities, and the negotiation process is time-consuming and complex. As a result, we may not be successful in our efforts in building a pipeline of product candidates through acquisitions, licensing or through internal development or in progressing these product candidates through clinical development. Although our research and development efforts to date have resulted in the identification, discovery and preclinical and clinical development of certain product candidates, these product candidates may not be safe or effective as therapies, and we have discontinued product candidates and may not be able to develop, in-license or otherwise acquire any other product candidates.

Manufacturing

We do not own or operate, and currently have no plans to establish, any manufacturing facilities. We currently depend on third-party contract development and manufacturing organizations ("CDMOs" or "CMOs"), for all of our requirements of raw materials, drug substance and drug product for our preclinical research and our ongoing clinical trials of our product candidates. Other than as discussed below, we have not entered into long-term agreements with our current CMOs. We generally intend to continue to rely on CMOs for later-stage development and commercialization of our product candidates, including any additional product candidates that we may identify. Although we rely on CMOs, we have personnel and third-party consultants with extensive manufacturing experience to oversee the relationships with our CMOs. Our dependence on CMOs exposes us to many risks and exposures including those listed under the caption "Risk Factors - *We could experience manufacturing problems that result in delays in our development or commercialization of our programs or otherwise harm our business*."

Sales and Marketing

We intend to evaluate our commercialization strategy as we advance each product candidate through clinical development. In any core markets outside of the United States that we may identify, where appropriate, we may utilize strategic partners, distributors or contract sales forces to expand the commercial availability of our product candidates.

Intellectual Property and License Agreements

We strive to protect the proprietary technology that we believe is important to our business, including seeking and maintaining patents and patent applications intended to cover our product candidates and compositions, their methods of use and processes for their manufacture, and any other aspects of inventions that are commercially important to the development of our business. We have entered into various license agreements to obtain the rights to use certain patents for the development and commercialization of our product candidates. As described below, we also rely on trade secrets to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our success will depend on our ability to obtain and maintain patent and other proprietary rights protecting our commercially important technology, inventions and know-how related to our business, defend and enforce our current and future issued patents, if any, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely on know-how, continuing technological innovation and potential in-licensing opportunities to develop and maintain our intellectual property portfolio. We seek to obtain U.S. and non-U.S. patent protection, and endeavor to promptly file patent applications for new inventions with potential commercial value.

The patent positions of biopharmaceutical companies like us are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and patent scope can be reinterpreted by the courts after issuance. Moreover, many jurisdictions permit third parties to challenge issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any patents, if issued, will provide sufficient protection from competitors.

Because patent applications in the United States and certain other jurisdictions are maintained in secrecy for 18 months or potentially even longer, and because the publication of discoveries in scientific or patent literature often lags behind actual discoveries, we cannot be certain of the priority of inventions covered by pending patent applications. Moreover, we may have to participate in interference proceedings or derivation proceedings declared by the United States Patent and Trademark Office ("USPTO") to determine priority of invention.

Centessa Pharmaceuticals (UK) Limited

As of December 31, 2024, following an internal reorganization, our subsidiary, Centessa Pharmaceuticals (UK) Limited ("CPUK"):

i. owned two pending U.S. provisional applications, six pending patent applications, 36 pending non-U.S. patent applications, and three pending PCT international applications in connection with its orexin program. The orexin-related patent portfolio includes claims directed to OX2R agonists and uses thereof. The pending patent applications, if issued, are expected to expire between 2041 and 2044, without considering any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees;

ii. owned four pending U.S. provisional applications, four pending U.S. applications, one U.S. patent, two pending PCT applications, and 41 pending non-U.S. patent applications in connection with its LockBody® technology platform. The LockBody® technology platform patent portfolio includes composition of matter and method of treatment claims directed to CD47 agents, CD3 agents, CD28 agents and CD89 agents. Also included, are three pending U.S. patent applications, two U.S.patents, 20 pending non-U.S. applications, and 12 non-U.S. patent comprising composition of matter and/or method of treatment claims directed anti-CD47 antibodies. The pending patent applications, once nationalized, where applicable, and if issued, are expected to expire between 2038 and 2044, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees;

iii. owned one issued U.S. patent, eight pending U.S applications, 71 pending non-U.S. applications, and 39 granted non-U.S. patents in connection with its alpha-1-antitrypsin deficiency patent portfolio. This patent portfolio includes composition of matter claims directed to alpha-1-antitrypsin deficiency, polymorphs thereof and variants thereof, method of treatment claims for alpha-1-antitrypsin deficiency, and method of manufacturing claims related thereto. The pending patent applications, once nationalized and if issued, are expected to expire between 2039 and 2042, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees;

iv. owned two pending U.S. patent applications, two issued U.S. patents, three issued non-U.S. patents, and three pending foreign patent applications, which include claims directed to compositions and methods of use of the lead anti-LIGHT antibody. The issued patents, which includes composition of matter claims, pharmaceutical composition claims and method of use claims with the lead anti-LIGHT antibody, expires in 2038, and the pending patent applications, if issued, are expected to expire in 2038, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

v. owned one pending U.S. provisional application, one pending U.S. patent application and 12 pending non-U.S. patent applications with claims directed to compositions and methods of use of the lead anti-BDCA2 antibody, which it has licensed to AnaptysBio Inc. The pending patent applications, if issued, are expected to expire between 2040 and 2044, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees; and

vi. owned one pending U.S. patent application, one issued non-U.S. patent, and four pending non-U.S. applications with claims directed to compositions and methods of use of anti-PD-L1 antibodies. The pending patent application, once nationalized and if issued, is expected to expire in 2040, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

ApcinteX

As of December 31, 2024, ApcinteX has a license to two issued U.S. patents and 52 issued foreign patents, including in France, Germany, UK, China, Japan and Australia. ApcinteX's licensed patent portfolio have claims directed to SerpinPC composition of matter, compositions of matter of other serpin variants, and method of use of SerpinPC. The issued patents expire in 2034, and the pending patent applications, if issued, are expected to expire in 2034, without taking into account any possible patent term adjustments or extensions and assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.

Intellectual Property License Agreements

Genmab License Agreement

On February 14, 2025, Centessa Pharmaceuticals (UK) Limited ("CPUK"), a wholly-owned subsidiary of the Company, entered into a License Agreement (the "License Agreement") with Genmab A/S ("Genmab") pursuant to which Centessa granted to Genmab an exclusive worldwide license to leverage the Company's proprietary LockBody platform to research products against up to three undisclosed targets during a multi-year research period, with an option to take up to three exclusive commercial licenses for worldwide development and commercialization of products against each selected target. Genmab will be conducting all research and development activities under the License Agreement and the products may combine Centessa's LockBody technology with Genmab's proprietary antibody technologies. The LockBody technology platform is designed to improve the therapeutic index of therapies by allowing targeted conditional activation of potent cell killing mechanisms in diseased tissue only.

Under the terms of the License Agreement, Centessa will receive an upfront payment of $15 million and option exercise fees potentially totaling up to an additional $15 million and is eligible to receive potential payouts of approximately $230 million in development, regulatory and sales milestones per product, as well as tiered royalties ranging in the mid-single digits on annual global net licensed product ("Licensed Product") sales. Royalties are to be paid on a Licensed Product-by-Licensed Product and country-by country basis until the latest of (a) the expiration of the last-to-expire valid claim included in the licensed patents in such country that covers the Licensed Product; or (b) the tenth (10th) anniversary of the first commercial sale of such Licensed Product in such country; or (c) the expiration of the regulatory exclusivity periods in such country with respect to such Licensed Product, provided that such period of regulatory exclusivity would, with respect to the U.S., not exceed twelve (12) years after the first commercial sale and with respect to any country other than the U.S., not exceed ten (10) years after the first commercial sale.

The License Agreement includes various representations, warranties, covenants, indemnities, and other customary provisions. Unless earlier terminated in accordance with its terms, the License Agreement will expire upon expiration of the last royalty term for the last licensed product. Genmab may terminate the License Agreement or on a target-by-target basis for convenience upon specified time periods. On a target-by-target basis, if Genmab elects not to exercise its option for an exclusive commercial license for worldwide development and commercialization of products against the applicable target (a "Reserved Target"), then the License Agreement will automatically terminate with respect to such Reserved Target. Subject to the terms and specified exceptions set forth in the License Agreement, either party may terminate the License Agreement for the other party's uncured material breach or insolvency upon a specified notice period.

CPUK License Agreement with Nxera Pharma UK Limited (formerly Heptares Therapeutics Limited) in connection with the Nxera STAR Technology for Orexin Agonism

In January 2019, Nxera Pharma UK Limited ("Nxera") entered into a license, assignment, and research services agreement with Centessa Pharmaceuticals (Orexia) Limited ("Orexia"), which was amended and restated in 2020 (together the "Agreement"), relating to certain specific molecules and future molecules generated by using the Nxera STAR technology, with, among other criteria, the primary mode of action of an orexin agonist or orexin positive modulator ("Molecules"). Under the agreement, Nxera assigned to Orexia all of Nxera's right, title, and interest in and to intellectual property that is already in existence and that is developed as a result of the agreement that relates solely to Molecules or products that contain Molecules ("Products"), including all rights to obtain patent or similar protection throughout the world for such intellectual property and to take any and all actions regarding past infringements of existing intellectual property. Additionally, Nxera granted to Orexia an exclusive, sublicensable (subject to certain terms) license to make, import, export, use, sell, or offer for sale, including to development, commercialization, registration, modification, enhancement, improvement, manufacturing, holding, keeping or disposing of Molecules and Products. Nxera must not by itself or through a third party (other than a single company) exploit, use or dispose of (*inter alia*) any product in the field of orexin agonism and orexin positive modulation for the duration of the agreement and for three years thereafter.

In consideration for the assignment and license, Orexia is to pay Nxera a royalty in the low single-digits on net sales of Products (subject to limitations in certain scenarios). Royalties are on a Product-by-Product and country-by country basis. Payments shall commence with the first commercial sale of such product in a country and shall continue until the later of: (a) the duration of regulatory exclusivity in the country; or (b) ten years after the first commercial sale. Further, Orexia is responsible for all development costs incurred by itself or Nxera in the performance of the research program (within the confines of the research budget). Additionally, Orexia must pay Nxera, on a Molecule-by-Molecule basis, development milestone payments in the aggregate of a low double-digit number in the millions of pounds sterling. Milestone payments are payable once per Molecule.

Orexia may terminate the agreement at any time following the expiration or termination of the research program. In addition, customary termination rights exist for both parties for breach and insolvency. In the event of termination, all licenses automatically terminate. The term of the agreement is until the later of: (i) the expiration of the last to expire patent within the licensed intellectual property; (ii) the expiration of the royalty term; and (iii) the fifteenth anniversary of the effective date. Upon expiration, with respect to any given Molecule, the license granted to Orexia shall become perpetual, irrevocable, and fully-paid up. In 2023, in connection with an internal reorganization, Orexia assigned the Agreement to CPUK.

Government Regulation

United States Food and Drug Administration Regulation

The FDA, and other regulatory authorities at federal, state and local levels, as well as in foreign countries, extensively regulate, among other things, the research, development, testing, manufacture, quality control, import, export, safety, effectiveness, labeling, packaging, storage, distribution, record keeping, approval, advertising, promotion, marketing, post-approval monitoring and post-approval reporting of drugs and biologics such as those we are developing. We, along with our vendors, collaboration partners, clinical research organizations ("CROs"), and CMOs, will be required to navigate the various preclinical, clinical, manufacturing and commercial approval requirements of the governing regulatory agencies of the countries in which we wish to conduct studies or seek approval of our product candidates. The process of obtaining regulatory approvals of drugs and ensuring subsequent compliance with appropriate United States federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable regulatory requirements at any time during the product development process or post-approval may subject an applicant to delays in development or approval, as well as administrative and judicial sanctions.

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act ("FDCA"), and biologics under the FDCA and the Public Health Service Act ("PHSA"), and their implementing regulations. Both drugs and biologics are also subject to other federal, state and local statutes and regulations. Our product candidates are early-stage and have not been approved by the FDA for marketing in the United States.

Our product candidates must be approved for therapeutic indications by the FDA before they may be marketed in the United States. For our drug product candidates regulated under the FDCA, FDA must approve a New Drug Application ("NDA"). For our biologic product candidates regulated under the FDCA and PHSA, FDA must approve a BLA. The process is similar and generally involves the following:

- completion of extensive preclinical studies in accordance with applicable regulations, including studies conducted in accordance with GLP requirements;

- submission to the FDA of an IND, which must become effective before clinical trials may begin and must be updated annually and when certain changes are made;

- approval of the protocol and related documentation by an Institutional Review Board ("IRB"), or independent ethics committee at each clinical trial site before each trial may be initiated;

- performance of adequate and well-controlled clinical trials in accordance with the FDA's Good Clinical Practice ("GCP"), requirements and any additional requirements for the protection of human research subjects and their health information, to establish the safety and efficacy of the investigational product for each proposed indication;

- preparation and submission to the FDA of an NDA or BLA after completion of all pivotal trials;

- payment of user fees for FDA review of the NDA or BLA (unless a fee waiver applies);

- a determination by the FDA within 60 days of its receipt of an NDA or BLA to file the application for review;

- satisfactory completion of one or more FDA pre-approval inspections of the manufacturing facility or facilities where the product will be produced to assess compliance with current Good Manufacturing Practice ("cGMPs") requirements to assure that the facilities, methods and controls are adequate to ensure and preserve the drug or biological product's identity, strength, quality and purity;

- satisfactory completion of any FDA audits of the clinical trial sites that generated the data in support of the NDA or BLA; and

- FDA review and approval of the NDA or BLA, including, where applicable, consideration of the views of any FDA advisory committee, prior to any commercial marketing or sale of the drug or biologic in the United States.

Preclinical Studies and Clinical Trials

Before testing any drug or biologic in humans, the product candidate must undergo rigorous preclinical testing. Preclinical studies include laboratory evaluations of chemistry, formulation and stability, as well as *in vitro* and animal studies to assess safety and in some cases to establish the rationale for therapeutic use. The conduct of preclinical studies is subject to federal and state regulations and requirements, including GLP requirements for safety and toxicology studies. In the United States, the results of the preclinical studies, together with manufacturing information and analytical data must be submitted to the FDA as part of an IND.

An IND is a request for authorization from the FDA to administer an investigational product to humans and must become effective before clinical trials may begin. The central focus of an IND submission is on the general investigational plan and the protocol(s) for clinical studies. The IND also includes results of animal and *in vitro* studies assessing the toxicology, pharmacokinetics, pharmacology, and pharmacodynamic characteristics of the product; chemistry, manufacturing, and controls information; and any available human data or literature to support the use of the investigational product. In the United States, the IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks, and imposes a clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Some long-term preclinical testing may continue after the IND is submitted. Accordingly, submission of an IND may or may not result in FDA authorization to begin a trial.

The clinical stage of development involves the administration of the product candidate to healthy volunteers or patients under the supervision of qualified investigators, generally physicians not employed by or under the trial sponsor's control, in accordance with GCP requirements, which include the requirements that all research subjects provide their informed consent for their participation in any clinical trial. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, dosing procedures, subject selection and exclusion criteria and the parameters and criteria to be used in monitoring safety and evaluating effectiveness. Each protocol, and any subsequent amendments to the protocol, must be submitted to the FDA as part of the IND. Furthermore, each clinical trial must be reviewed and approved by an IRB for each institution at which the clinical trial will be conducted to ensure that the risks to individuals participating in the clinical trials are minimized and are reasonable related to the anticipated benefits. The IRB also approves the informed consent form that must be provided to each clinical trial subject or his or her legal representative and must monitor the clinical trial until completed.

The FDA may, at any time during the initial 30-day IND review period or while clinical trials are ongoing under the IND, impose a partial or complete clinical hold based on concerns for patient safety and/or noncompliance with regulatory requirements. This order issued by the FDA would delay a proposed clinical study or cause suspension of an ongoing study until all outstanding concerns have been adequately addressed, and the FDA has notified the company that investigations may proceed. Imposition of a clinical hold could cause significant delays or difficulties in completing planned clinical studies in a timely manner. In addition, the IRB, or the sponsor may suspend or discontinue a clinical trial at any time on various grounds, including a finding that the subjects are being exposed to an unacceptable health risk. Some studies also include oversight by an independent group of qualified experts organized by the clinical study sponsor, known as a data safety monitoring board, which provides authorization for whether or not a study may move forward at designated check points based on access to certain data from the study and may recommend that the clinical trial be stopped if it determines that there is an unacceptable safety risk for subjects or other grounds, such as no demonstration of efficacy. There also are requirements governing the reporting of ongoing clinical trials and completed clinical trials to public registries. In the United States, information about applicable clinical trials, including clinical trial results, must be submitted within specific timeframes for publication on the www.clinicaltrials.gov website.

A sponsor who wishes to conduct a clinical trial outside of the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. The FDA will accept a well-designed and well-conducted foreign clinical study not conducted under an IND if the study was conducted in accordance with GCP requirements, and the FDA is able to validate the data through an onsite inspection if deemed necessary. Clinical trials to evaluate therapeutic indications to support NDAs and BLAs for marketing approval are typically conducted in three sequential phases, which may overlap.

- • Phase 1—Phase 1 clinical trials involve initial introduction of the investigational product in a limited population of healthy human volunteers or patients with the target disease or condition. These studies are typically designed to test the safety, dosage tolerance, absorption, metabolism and distribution of the investigational product in humans, evaluate the side effects associated with increasing doses, and, if possible, to gain early evidence of effectiveness.

- • Phase 2—Phase 2 clinical trials typically involve administration of the investigational product to a limited patient population with a specified disease or condition to evaluate the preliminary efficacy, optimal dosages and dosing schedule and to identify possible adverse side effects and safety risks. Multiple Phase 2 clinical trials may be conducted to obtain information prior to beginning larger and more expensive Phase 3 clinical trials.

- • Phase 3—Phase 3 clinical trials typically involve administration of the investigational product to an expanded patient population to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety, generally at multiple geographically dispersed clinical trial sites. These clinical trials are intended to establish the overall risk/benefit ratio of the investigational product and to provide an adequate basis for physician labeling. Generally, two adequate and well-controlled Phase 3 clinical trials are required by the FDA for approval of an NDA or BLA.

Post-approval trials, sometimes referred to as Phase 4 clinical trials, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication and are commonly intended to generate additional safety data regarding use of the product in a clinical setting. In certain instances, the FDA may mandate the performance of Phase 4 clinical trials as a condition of approval of an NDA or BLA. Failure to exhibit due diligence with regard to conducting required Phase 4 clinical trials could result in withdrawal of approval for products.

Progress reports detailing the results of the clinical trials, among other information, must be submitted at least annually to the FDA and written IND safety reports must be submitted to the FDA and the investigators fifteen days after the trial sponsor determines the information qualifies for reporting for serious and unexpected suspected adverse events, findings from other studies or animal or *in vitro* testing that suggest a significant risk for human participants exposed to the drug or biologic and any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigator brochure. The sponsor must also notify the FDA of any unexpected fatal or life-threatening suspected adverse reaction as soon as possible but in no case later than seven calendar days after the sponsor's initial receipt of the information.

Concurrent with clinical trials, companies usually complete additional animal studies and must also develop additional information about the drug or biological characteristics of the product candidate and finalize a process for manufacturing the drug product in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the product candidate and manufacturers must develop, among other things, methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested, and stability studies must be conducted to demonstrate that the product candidate does not undergo unacceptable deterioration over its shelf life and to identify appropriate storage conditions for the product candidate.

FDA Marketing Application Review Process

Assuming successful completion of the required clinical testing, the results of the preclinical studies and clinical trials, together with detailed information relating to the product's chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA or BLA requesting approval to market the product for one or more indications. The NDA or BLA must include all relevant data available from pertinent preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings. Data may come from company-sponsored clinical trials intended to test the safety and efficacy of a product's use or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety and efficacy of the investigational drug, or the safety, purity and potency of the investigational biologic, to the satisfaction of the FDA. FDA approval of an NDA or BLA must be obtained before a drug or biologic may be marketed in the United States.

In addition, under the Pediatric Research Equity Act ("PREA"), certain NDAs and BLAs and certain supplements to an NDA or BLA must contain data to assess the safety and effectiveness of the drug or biological product candidate for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. The FDCA requires that a sponsor who is planning to submit a marketing application for a drug or biological product that includes a new active ingredient or clinically active component, new indication, new dosage form, new dosing regimen or new route of administration submit an initial Pediatric Study Plan within 60 days after an End-of-Phase 2 meeting or as may be agreed between the sponsor and FDA. Unless otherwise required by regulation, PREA generally does not apply to a drug or biological product for an indication for which ODD has been granted.

In the United States, the FDA reviews all submitted NDAs and BLAs to ensure they are sufficiently complete to permit substantive review before it accepts them for filing and may request additional information rather than accepting the NDA or BLA for filing. The FDA makes a decision on accepting an NDA or BLA for filing within 60 days of receipt, and such decision could include a refusal to file by the FDA. Once the submission is accepted for filing, the FDA begins an in-depth substantive review of the application. The FDA reviews an NDA or BLA to determine, among other things, whether the product is safe and effective and whether the facility in which it is manufactured, processed, packaged or held meets standards, including cGMP requirements, designed to assure and preserve the product's identity, strength, quality and purity. Under the goals and polices agreed to by the FDA under the Prescription Drug User Fee Act ("PDUFA"), the FDA targets ten months, from the filing date, in which to complete its initial review of an original NDA for a new molecular entity or BLA and respond to the applicant, and six months from the filing date of an original NDA for a new molecular entity or BLA that has been granted priority review. The FDA does not always meet its PDUFA goal dates for standard or priority NDAs or BLAs, and the review process is often extended by FDA requests for additional information or clarification.

Further, under PDUFA, as amended, each NDA or BLA must be accompanied by an application fee, and the sponsor of an approved NDA or BLA is also subject to an annual program fee. FDA adjusts these PDUFA fees on an annual basis. Fee waivers or reductions may be available in certain circumstances, including a waiver of the application fee for the first application filed by a small business. Additionally, no user fees are assessed on NDAs or BLAs for products designated as orphan drugs, unless the product also includes a non-orphan indication.

The FDA may refer an application for a drug or biologic to an advisory committee. An advisory committee is a panel of independent experts, including clinicians and other scientific experts, which reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Before approving an NDA or BLA, the FDA typically will inspect the facility or facilities where the product is manufactured. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA or BLA, the FDA may inspect one or more clinical trial sites to assure compliance with GCP and other requirements and the integrity of the clinical data submitted to the FDA.

After evaluating the application and all related information, including the advisory committee recommendation, if any, and inspection reports regarding the manufacturing facilities and clinical trial sites, the FDA may issue an approval letter, or, in some cases, a Complete Response Letter. A Complete Response Letter indicates that the review cycle of the application is complete and the application is not ready for approval. A Complete Response Letter will usually describe all of the deficiencies that the FDA has identified in the NDA or BLA, except that where the FDA determines that the data supporting the application are inadequate to support approval, the FDA may issue the Complete Response Letter without first conducting required inspections, testing submitted product lots, and/or reviewing proposed labeling. In issuing the Complete Response Letter, the FDA may recommend actions that the applicant might take to place the NDA or BLA in condition for approval, including requests for additional information or clarification. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval. If and when those conditions have been met to the FDA's satisfaction, the FDA will typically issue an approval letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications.

Even if the FDA approves a product, depending on the specific risk(s) to be addressed, the FDA may limit the approved indications for use of the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess a product's safety or efficacy after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution and use restrictions or other risk management mechanisms under a REMS, which can materially affect the potential market and profitability of the product. A REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use ("ETASU"). ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patent registries. If the FDA concludes a REMS is needed, the sponsor of the NDA or BLA must submit a proposed REMS; the FDA will not approve the NDA or BLA without a REMS, if required. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs. After approval, some types of changes to the approved product, such as adding new indications, manufacturing changes, and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Orphan Drug Designation and Exclusivity

Under the Orphan Drug Act, the FDA may grant orphan drug designation ("ODD") to a drug or biologic intended to treat a rare disease or condition, defined as a disease or condition with either a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 individuals in the United States when there is no reasonable expectation that the cost of developing and making available the drug or biologic in the United States will be recovered from sales in the United States of that drug or biologic. ODD must be requested before submitting an NDA or BLA. After the FDA grants ODD, the generic identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA.

If a product that has received ODD and subsequently receives the first FDA approval for that drug or biologic for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including a full NDA or BLA, to market the same drug or biologic for the same indication for seven years from the approval of the NDA or BLA, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the drug was designated. Orphan drug exclusivity does not prevent the FDA from approving a different drug or biologic for the same disease or condition, or the same drug or biologic for a different disease or condition. Among the other benefits of ODD are tax credits for certain research and development expenses and a waiver of the NDA or BLA application fee.

A designated orphan drug may not receive orphan drug exclusivity if it is approved for a use that is broader than the indication for which it received ODD. In addition, orphan drug exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA maintains several programs intended to facilitate and expedite development and review of new drugs and biologics to address unmet medical needs in the treatment of serious or life-threatening diseases or conditions. These programs include Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval. Additionally, under the Food and Drug Omnibus Reform Act of 2022 ("FDORA"), sponsors of designated platform technologies may receive expedited development and review of any subsequent application for a drug or biologic that uses or incorporates the platform technology.

A new drug or biologic is eligible for Fast Track designation if it is intended to treat a serious or life-threatening disease or condition and demonstrates the potential to address unmet medical needs for such disease or condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. Fast Track designation provides increased opportunities for sponsor interactions with the FDA during preclinical and clinical development, in addition to the potential for a rolling review once a marketing application is filed, meaning that the FDA may initiate review of sections of a Fast Track product's application before the application is complete upon satisfaction of certain conditions.

In addition, a new drug or biological product may be eligible for Breakthrough Therapy designation if it is intended to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biologic, alone or in combination with one or more other drugs or biologics, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Breakthrough Therapy designation provides all the features of Fast Track designation in addition to intensive guidance on an efficient development program beginning as early as Phase 1, and the FDA's organizational commitment to expedited development, including involvement of senior managers and experienced review staff in a cross-disciplinary review, where appropriate.

Any product submitted to the FDA for approval, including a product with Fast Track, or Breakthrough Therapy designation, may also be eligible for priority review. A product is eligible for priority review if it is intended to treat a serious or life-threatening disease or condition, and if approved, would provide a significant improvement in safety or effectiveness. For an original NDA for a new molecular entity or a BLA, priority review designation means the FDA's goal is to take action on the marketing application within six months of the 60-day filing date (compared with ten months under standard review).

The FDA may grant accelerated approval to a product intended to treat a serious or life-threatening disease or condition that generally provides a meaningful therapeutic advantage to patients over available treatments, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality ("IMM"), that is reasonably likely to predict an effect on IMM or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.

For drugs and biologics granted accelerated approval, the FDA generally requires sponsors to conduct, in a diligent manner, adequate and well-controlled post-approval confirmatory studies to verify and describe the product's clinical benefit and, under FDORA, the FDA may require, as appropriate, that such trials be underway prior to approval or within a specific time period after the date of accelerated approval. Failure to conduct required post-approval studies with due diligence, failure to confirm a clinical benefit during the post-approval studies, or dissemination of false or misleading promotional materials would allow the FDA to withdraw the product approval on an expedited basis, and under FDORA, the FDA has increased authority for such expedited withdrawal procedures. All promotional materials for product candidates approved under accelerated approval are subject to prior review by the FDA unless the FDA informs the applicant otherwise.

Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the scientific or medical standards for approval or the quality of evidence necessary to support approval but they may expedite the development or review process.

Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if: (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA or BLA; (2) preliminary evidence submitted by the sponsor of the approved or licensed drug, or a sponsor that has been granted a right of reference to data submitted in the application for such drug, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA or BLA for a drug that uses or incorporates the platform technology. Designated platform technology status does not ensure that a drug will be developed more quickly or receive FDA approval. In addition, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

Post-Approval Requirements for Drugs and Biologics in the United States

In the United States, drugs and biologics manufactured or distributed pursuant to FDA approvals are subject to extensive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, reporting of adverse experiences with the product, complying with promotion and advertising requirements, which include restrictions on promoting products for unapproved uses or patient populations (known as "off-label use") and limitations on industry-sponsored scientific and educational activities. Although physicians may prescribe approved products for off-label uses, manufacturers may not market or promote such uses. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, including not only by Company employees but also by agents of the Company or those speaking on the Company's behalf, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties, including liabilities under the False Claims Act where products carry reimbursement under federal health care programs. Promotional materials for approved drugs and biologics must be submitted to the FDA in conjunction with their first use or first publication. Further, if there are any modifications to the product, including changes in indications, labeling or manufacturing processes or facilities, the applicant may be required to submit and obtain FDA approval of a new NDA or BLA or NDA or BLA supplement, which may require the development of additional data or preclinical studies and clinical trials.

The FDA may impose a number of post-approval requirements as a condition of approval of an NDA or BLA. For example, the FDA may require post-market testing, including Phase 4 clinical trials, and surveillance to further assess and monitor the product's safety and effectiveness after commercialization.

In addition, drug and biologics manufacturers and their subcontractors involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA and certain state agencies for compliance with ongoing regulatory requirements, including cGMP, which impose certain procedural and documentation requirements upon us and our CMOs. Changes to the manufacturing process are strictly regulated, and, depending on the significance of the change, may require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting requirements upon us and any third-party manufacturers that we may decide to use. Manufacturers and other parties involved in the drug supply chain for prescription drug and biological products must also comply with product tracking and tracing requirements and for notifying the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain compliance with cGMP and other aspects of regulatory compliance. Failure to comply with statutory and regulatory requirements can subject a manufacturer to possible legal or regulatory action, such as warning letters, suspension of manufacturing, product seizures, injunctions, civil penalties or criminal prosecution.

The FDA may withdraw approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information, requirements for post-market studies or clinical trials to assess new safety risks, or imposition of distribution or other restrictions under a REMS. Other potential consequences include, among other things:

- restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

- safety alerts, Dear Healthcare Provider letters, press releases or other communications containing warnings or other safety information about the product;

- mandated modification of promotional materials and labeling and issuance of corrective information;

- fines, warning letters, or untitled letters;

- holds on clinical trials;

- refusal of the FDA to approve applications or supplements to approved applications, or suspension or revocation of product approvals;

- product seizure or detention, or refusal to permit the import or export of products;

- injunctions or the imposition of civil or criminal penalties; and

- consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs.

Regulation of Combination Products in the United States

Certain products may be comprised of components that are regulated under separate regulatory authorities and by different centers at the FDA. These products are known as combination products. A combination product is comprised of a combination of a drug and a device; a biological product and a device; a drug and a biological product; or a drug, a device, and a biological product. Under regulations issued by the FDA, a combination product includes:

- a product comprised of two or more regulated components that are physically, chemically, or otherwise combined or mixed and produced as a single entity;

- two or more separate products packaged together in a single package or as a unit and comprised of drug and device products, device and biological products, or biological and drug products;

- a drug, device, or biological product packaged separately that according to its investigational plan or proposed labeling is intended for use only with an approved individually specified drug, device or biological product where both are required to achieve the intended use, indication, or effect and where upon approval of the proposed product the labeling of the approved product would need to be changed, *e.g.*, to reflect a change in intended use, dosage form, strength, route of administration, or significant change in dose; or

- any investigational drug, device, or biological product packaged separately that according to its proposed labeling is for use only with another individually specified investigational drug, device, or biological product where both are required to achieve the intended use, indication, or effect.

Under the FDCA, the FDA is charged with assigning a center with primary jurisdiction, or a lead center, for review of a combination product. That determination is based on the "primary mode of action" of the combination product, which means the single mode of action that provides the most important therapeutic action of the combination product, i.e., the mode of action expected to make the greatest contribution to the overall intended therapeutic effects of the combination product.

United States Patent Term Restoration and Marketing Exclusivity

Depending upon the timing, duration and specifics of FDA approval of our future product candidates, some of our United States patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit restoration of the patent term of up to five years as compensation for patent term lost during the FDA regulatory review process. Patent-term restoration, however, cannot extend the remaining term of a patent beyond a total of 14 years from the product's approval date and only those claims covering such approved drug product, a method for using it or a method for manufacturing it may be extended. The patent-term restoration period is generally one-half the time between the effective date of an IND and the submission date of an NDA or BLA plus the time between the submission date of an NDA or BLA and the approval of that application, except that the review period is reduced by any time during which the applicant failed to exercise due diligence. Only one patent applicable to an approved drug is eligible for the extension and the application for the extension must be submitted prior to the expiration of the patent. The U.S. Patent and Trademark Office, in consultation with the FDA, reviews and approves the application for any patent term extension or restoration. In the future, we may apply for restoration of patent term for our currently owned or licensed patents to add patent life beyond its current expiration date, depending on the expected length of the clinical trials and other factors involved in the filing of the relevant NDA or BLA.

Regulatory exclusivity provisions under the FDCA also can delay the submission or the approval of certain applications. The FDCA provides a five-year period of non-patent marketing exclusivity within the United States to the first applicant to gain approval of an NDA for a new chemical entity. A drug is a new chemical entity if the FDA has not previously approved any other new drug containing the same active moiety, which is the molecule or ion responsible for the action of the drug substance. During the exclusivity period, the FDA may not accept for review an ANDA, or a 505(b)(2) NDA submitted by another company for another version of such drug where the applicant does not own or have a legal right of reference to all the data required for approval. However, an application may be submitted after four years if it contains a certification of patent invalidity or non-infringement.

The FDCA also provides three years of exclusivity for an NDA, 505(b)(2) NDA or supplement to an existing NDA if new clinical investigations, other than bioavailability studies, that were conducted or sponsored by the applicant are deemed by the FDA to be essential to the approval of the application, for example, new indications, dosages or strengths of an existing drug. This three-year exclusivity covers only the conditions of use associated with the new clinical investigations and does not prohibit the FDA from approving ANDAs for drugs containing the original active agent for other conditions of use. Five-year and three-year exclusivity will not delay the submission or approval of a full NDA. However, an applicant submitting a full NDA would be required to conduct or obtain a right of reference to all of the preclinical studies and adequate and well-controlled clinical trials necessary to demonstrate safety and effectiveness.

In addition, both drugs and biologics can obtain pediatric exclusivity in the United States. Pediatric exclusivity, if granted, adds six months to existing regulatory exclusivity periods for all formulations, dosage forms, and indications of the active moiety for biologics and drugs, and for drugs to patent terms. Pediatric exclusivity may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued "Written Request" for such a study.

United States Biosimilars and Exclusivity

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, or collectively ("ACA"), signed into law in 2010, includes a subtitle called the Biologics Price Competition and Innovation Act ("BPCIA"), which created an abbreviated approval pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. The FDA has issued several guidance documents outlining an approach to the review and approval of biosimilars in the United States. Biosimilarity, which requires that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the biologic and the reference biologic may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biologic.

Under the BPCIA, a reference biological product is granted 12 years of data exclusivity from the time of first licensure of the product, and an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant's own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. The first biological product determined to be interchangeable with a branded reference product for any condition of use is also eligible for a period of exclusivity, during which time the FDA may not determine that another product is interchangeable with the same reference product for any condition of use. The FDA may approve multiple "first" interchangeable products so long as they are all approved on the same first day of marketing. This exclusivity period, which may be shared among multiple first interchangeable products, lasts until the earlier of: (1) one year after the first commercial marketing of the first interchangeable product; (2) 18 months after resolution of a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product, based on a final court decision regarding all of the patents in the litigation or dismissal of the litigation with or without prejudice; (3) 42 months after approval of the first interchangeable product, if a patent infringement suit instituted under 42 U.S.C. § 262(l)(6) against the applicant that submitted the application for the first interchangeable product is still ongoing; or (4) 18 months after approval of the first interchangeable product if the applicant that submitted the application for the first interchangeable product has not been sued under 42 U.S.C. § 262(l)(6). Whether biosimilar products deemed "interchangeable" by the FDA will, in fact, be readily substituted by pharmacies will be determined by state pharmacy law.

Other United States Regulatory Matters

Manufacturing, sales, promotion and other activities of product candidates following product approval, where applicable, or commercialization are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, which may include the Centers for Medicare & Medicaid Services ("CMS"), other divisions of the Department of Health and Human Services ("HHS"), the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments and governmental agencies.

Other United States Healthcare Laws

Healthcare providers and third-party payors in the United States and elsewhere play a primary role in the recommendation and prescription of pharmaceutical products. Arrangements with third-party payors and customers can expose pharmaceutical manufactures to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act ("FCA"), which may constrain the business or financial arrangements and relationships through which companies research, sell, market and distribute pharmaceutical products. In addition, transparency laws and patient privacy laws can apply to the activities of pharmaceutical manufacturers. The applicable federal, state and foreign healthcare laws and regulations that can affect a pharmaceutical company's operations include without limitation:

- The federal Anti-Kickback Statute, which prohibits, among other things, knowingly and willfully soliciting, receiving, offering or paying any remuneration (including any kickback, bribe, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, either the referral of an individual, or the purchase, lease, order or recommendation of any good, facility, item or service for which payment may be made, in whole or in part, under the Medicare and Medicaid programs, or other federal healthcare programs. A person or entity can be found guilty of violating the statute without actual knowledge of the statute or specific intent to violate it. Violations are subject to civil and criminal fines and penalties for each violation, plus up to three times the remuneration involved, imprisonment, and exclusion from government healthcare programs. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution, but such exceptions and safe harbors are drawn narrowly and require strict compliance in order to offer protection;

- The federal civil and criminal false claims laws, including the FCA, and civil monetary penalty laws, which prohibit any person or entity from, among other things, knowingly presenting, or causing to be presented, a false, fictitious or fraudulent claim for payment to, or approval by, the federal government or knowingly making, using or causing to be made or used a false record or statement, including providing inaccurate billing or coding information to customers or promoting a product off-label, material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes "any request or demand" for money or property presented to the federal government. In addition, manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. The FCA also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery;

- The federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), which created federal criminal statutes that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

- HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 ("HITECH"), and their respective implementing regulations, which impose, among other things, specified requirements relating to the privacy, security and transmission of individually identifiable health information held by covered entities and their business associates as well as their covered subcontractors. HITECH also created new tiers of civil monetary penalties, amended HIPAA to make civil and criminal penalties directly applicable to business associates, and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA laws and seek attorneys' fees and costs associated with pursuing federal civil actions;

- The federal legislation commonly referred to as the Physician Payments Sunshine Act, created under the ACA, and its implementing regulations, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to CMS, information related to payments or other transfers of value made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors), certain other licensed health care practitioners and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members;

- Federal government price reporting laws, which require us to calculate and report complex pricing metrics in an accurate and timely manner to government programs;

- Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers; and

- Analogous state laws and regulations, including: state anti-kickback and false claims laws, which may apply to our business practices, including, but not limited to, research, distribution, sales and marketing arrangements and claims involving healthcare items or services reimbursed by any third-party payor, including private insurers; state laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; state laws that require the reporting of information related to drug pricing; state and local laws requiring the registration of pharmaceutical sales representatives; and state laws governing the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990 and more recent requirements in the ACA. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. Products must meet applicable child-resistant packaging requirements under the U.S. Poison Prevention Packaging Act. Manufacturing, sales, promotion and other activities also are potentially subject to federal and state consumer protection and unfair competition laws.

The distribution of pharmaceutical products is subject to additional requirements and regulations, including extensive record-keeping, licensing, storage and security requirements intended to prevent the unauthorized sale of pharmaceutical products.

The scope and enforcement of each of these laws is uncertain and subject to rapid change in the current environment of healthcare reform, especially in light of the lack of applicable precedent and regulations with respect to certain laws. Federal and state enforcement bodies have recently increased their scrutiny of interactions between healthcare companies and healthcare providers, which has led to a number of investigations, prosecutions, convictions and settlements in the healthcare industry. Prohibitions or restrictions on sales or withdrawal of future marketed products could materially affect our business in an adverse way. Changes in regulations, statutes or the interpretation of existing regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or (iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business. Ensuring our business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company's attention from the business.

The failure to comply with any of these laws or regulatory requirements subjects companies to possible legal or regulatory action. Depending on the circumstances, failure to meet applicable regulatory requirements can result in significant penalties, including civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from participation in federal and state funded healthcare programs, contractual damages and the curtailment or restricting of our operations, as well as additional reporting obligations and oversight if we become subject to a corporate integrity agreement or other agreement to resolve allegations of non-compliance with these laws. Any action for violation of these laws, even if successfully defended, could cause a pharmaceutical company to incur significant legal expenses and divert management's attention from the operation of the business.

Health Reform

In the United States, there have been and continue to be a number of legislative initiatives to contain healthcare costs. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the "ACA") was passed, which substantially changed the way healthcare is financed by both governmental and private insurers and continues to significantly impact the U.S. pharmaceutical industry. The ACA, among other things, subjects biological products to potential competition by lower-cost biosimilars; increases the minimum

Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program; extends the rebate program to individuals enrolled in Medicaid managed care organizations; establishes annual fees and taxes on manufacturers of certain branded prescription drugs; and creates a Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition to coverage under Medicare Part D for the manufacturer's outpatient drugs.

Other legislative changes have been proposed and adopted in the United States since the ACA was enacted:

- The Budget Control Act of 2011 and subsequence legislation, among other things, created measures for spending reductions by Congress that include aggregate reductions of Medicare payments to providers of 2% per fiscal year, which remain in effect through 2031. Due to the Statutory Pay-As-You-Go Act of 2010, estimated budget deficit increases resulting from the American Rescue Plan Act of 2021, and subsequent legislation, Medicare payments to providers will be further reduced starting in 2025 absent further legislation.

- On March 11, 2021, President Biden signed the American Rescue Plan Act of 2021 into law, which eliminated the statutory Medicaid drug rebate cap, set at 100% of a drug's average manufacturer price, for single source and innovator multiple source drugs, beginning January 1, 2024. These laws and regulations may result in additional reductions in Medicare and other healthcare funding and otherwise affect the prices we may obtain for any of our product candidates for which we may obtain regulatory approval or the frequency with which any such product candidate is prescribed or used.

- The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.

- On April 13, 2017, CMS published a final rule that gives states greater flexibility in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for plans sold through such marketplaces.

- On May 30, 2018, the Right to Try Act, was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA permission under the FDA expanded access program. There is no obligation for a pharmaceutical manufacturer to make its drug products available to eligible patients as a result of the Right to Try Act.

- On May 23, 2019, CMS published a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020.

Moreover, payment methodologies may be subject to changes in healthcare legislation and regulatory initiatives which could limit the amounts that federal and state governments will pay for healthcare products and services and result in reduced demand for certain pharmaceutical products or additional pricing pressures.

Additionally, there has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. presidential executive orders, congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

At a federal level, President Trump reversed some of President Biden's executive orders including rescinding Executive Order 14087 entitled "Lowering Prescription Drug Costs for Americans." President Trump may issue new executive orders designed to impact drug pricing, and/or rescind or modify the previous administration's efforts to address drug costs. A number of these and other proposed measures may require authorization through additional legislation to become effective. Congress and the Trump administration have indicated that they will continue to seek new legislative measures to control drug costs.

The Inflation Reduction Act of 2022 ("IRA") includes several provisions that may impact our business to varying degrees, including provisions that reduce the out-of-pocket spending cap for Medicare Part D beneficiaries from $7,050 to $2,000 starting in 2025, thereby effectively eliminating the coverage gap; impose new manufacturer financial liability on certain drugs under Medicare Part D, allow the U.S. government to negotiate Medicare Part B and Part D price caps for certain high-cost drugs and biologics without generic or biosimilar competition; require companies to pay rebates to Medicare for certain drug prices that increase faster than inflation; and delay until January 1, 2032 the implementation of the HSS rebate rule that would have limited the fees that pharmacy benefit managers can charge. Further, under the IRA, orphan drugs are exempted from the Medicare drug price negotiation program, but only if they have one orphan designation and for which the only approved indication is for that disease or condition. If a product receives multiple rare disease designations or has multiple approved indications, it may not qualify for the orphan drug exemption. The implementation of the IRA is currently subject to ongoing litigation challenging the constitutionality of the IRA's Medicare drug price negotiation program. The effects of the IRA on our business and the healthcare industry in general is not yet known.

At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Legally mandated price controls on payment amounts by third-party payors or other restrictions could harm our business, financial condition, results of operations and prospects. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our drugs or put pressure on our drug pricing, which could negatively affect our business, financial condition, results of operations and prospects.

Reimbursement

Sales of our products, when and if approved, will depend, in part, on the extent to which our products will be covered by third-party payors, such as government health programs, commercial insurance and managed healthcare organizations. In the United States, no uniform policy of coverage and reimbursement for drug or biological products exists. Accordingly, decisions regarding the extent of coverage and amount of reimbursement to be provided for any of our products will be made on a payor-by-payor basis. Factors payors consider in determining reimbursement are based on whether the product is:

- a covered benefit under its health plan;
- safe, effective and medically necessary;
- appropriate for the specific patient;
- cost-effective; and
- neither experimental nor investigational.

In the United States, for example, principal decisions about reimbursement for new products are typically made by CMS, which decides whether and to what extent a new product will be covered and reimbursed under Medicare. Private third-party payors often follow CMS's decisions regarding coverage and reimbursement to a substantial degree. However, one third-party payor's determination to provide coverage for a product candidate does not assure that other payors will also provide coverage for the product candidate. Further, no uniform policy for coverage and reimbursement exists in the United States, and coverage and reimbursement can differ significantly from payor to payor. As a result, coverage determination is often a time-consuming and costly process that will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage and adequate reimbursement will be obtained. Further, coverage policies and third-party payor reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained, less favorable coverage policies and reimbursement rates may be implemented in the future.

The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost containment programs to limit the growth of government-paid health care costs, including price-controls, restrictions on reimbursement and requirements for substitution of biosimilars for branded prescription drugs. For example, the ACA contains provisions that may reduce the profitability of drug products through increased rebates for drugs reimbursed by Medicaid programs, extension of Medicaid rebates to Medicaid managed care plans, mandatory discounts for certain Medicare Part D beneficiaries and annual fees based on pharmaceutical companies' share of sales to federal healthcare programs. Adoption of general controls and measures, coupled with the tightening of restrictive policies in jurisdictions with existing controls and measures, could limit payments for pharmaceutical drugs.

The Medicaid Drug Rebate Program requires pharmaceutical manufacturers to enter into and have in effect a national rebate agreement with the Secretary of the Department of Health and Human Services as a condition for states to receive federal matching funds for the manufacturer's outpatient drugs furnished to Medicaid patients. The ACA made several changes to the Medicaid Drug Rebate Program, including increasing pharmaceutical manufacturers' rebate liability by raising the minimum basic Medicaid rebate on most branded prescription drugs from 15.1% of average manufacturer price ("AMP"), to 23.1% of AMP and adding a new rebate calculation for "line extensions" (i.e., new formulations, such as extended release formulations) of solid oral dosage forms of branded products, as well as potentially impacting their rebate liability by modifying the statutory definition of AMP. The ACA also expanded the universe of Medicaid utilization subject to drug rebates by requiring pharmaceutical manufacturers to pay rebates on Medicaid managed care utilization and by enlarging the population potentially eligible for Medicaid drug benefits.

The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 ("MMA"), established the Medicare Part D program to provide a voluntary prescription drug benefit to Medicare beneficiaries. Under Part D, Medicare beneficiaries may enroll in prescription drug plans offered by private entities that provide coverage of outpatient prescription drugs. Unlike Medicare Part A and B, Part D coverage is not standardized. While all Medicare drug plans must give at least a standard level of coverage set by Medicare, Part D prescription drug plan sponsors are not required to pay for all covered Part D drugs, and each drug plan can develop its own drug formulary that identifies which drugs it will cover and at what tier or level. However, Part D prescription drug formularies must include drugs within each therapeutic category and class of covered Part D drugs, though not necessarily all the drugs in each category or class. Any formulary used by a Part D prescription drug plan must be developed and reviewed by a pharmacy and therapeutic committee. Government payment for some of the costs of prescription drugs may increase demand for products for which we receive marketing approval. However, any negotiated prices for our products covered by a Part D prescription drug plan likely will be lower than the prices we might otherwise obtain. Moreover, while the MMA applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own payment rates. Any reduction in payment that results from the MMA may result in a similar reduction in payments from non-governmental payors.

For a drug product to receive federal reimbursement under the Medicaid or Medicare Part B programs or to be sold directly to U.S. government agencies, the manufacturer must extend discounts to entities eligible to participate in the 340B drug pricing program. The required 340B discount on a given product is calculated based on the AMP and Medicaid rebate amounts reported by the manufacturer. As of 2010, the ACA expanded the types of entities eligible to receive discounted 340B pricing, although, under the current state of the law, with the exception of children's hospitals, these newly eligible entities will not be eligible to receive discounted 340B pricing on orphan drugs. In addition, as 340B drug pricing is determined based on AMP and Medicaid rebate data, the revisions to the Medicaid rebate formula and AMP definition described above could cause the required 340B discount to increase.

As noted above, the marketability of any products for which we receive regulatory approval for commercial sale may suffer if the government and third-party payors fail to provide coverage and reimbursement. Obtaining coverage and reimbursement for newly approved drugs and biologics is a time-consuming and costly process, and coverage may be more limited than the purposes for which a drug is approved by the FDA or comparable foreign regulatory authorities. Assuming coverage is obtained for a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate or may require co-payments that patients find unacceptably high. Additionally, coverage policies and third-party reimbursement rates may change at any time. Patients who are prescribed medications for the treatment of their conditions, and their prescribing physicians, generally rely on third-party payors to reimburse all or part of the costs associated with their prescription drugs. Patients are unlikely to use products unless coverage is provided and reimbursement is adequate to cover all or a significant portion of the cost of prescribed products.

In addition, in most foreign countries, the proposed pricing for a drug must be approved before it may be lawfully marketed. The requirements governing drug pricing and reimbursement vary widely from country to country. For example, the EU provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our products. Historically, products launched in the EU do not follow price structures of the United States and generally prices tend to be significantly lower.

European Drug Development

In the EU, our future products also may be subject to extensive regulatory requirements. As in the United States, medicinal products can be marketed only if a marketing authorization from the competent regulatory agencies has been obtained.

Similar to the United States, the various phases of preclinical and clinical research in the EU are subject to significant regulatory controls. In April 2014, the EU adopted the Clinical Trials Regulation (EU) No 536/2014, which replaced the Clinical Trials Directive 2001/20/EC on January 31, 2022. The transitory provisions of the Regulation provide that, by January 31, 2025, all ongoing clinical trials must have transitioned to the Regulation. The Regulation is directly applicable in all Member States (and so does not require national implementing legislation in each Member State) and aims at simplifying and streamlining the approval of clinical studies in the EU. The main characteristics of the Regulation include: a streamlined application procedure via a single-entry point through the Clinical Trials Information System, or CTIS; a single set of documents to be prepared and submitted for the application as well as simplified reporting procedures for clinical trial sponsors; and a harmonized procedure for the assessment of applications for clinical trials, which is divided in two parts (Part I contains scientific and medicinal product documentation and Part II contains the national and patient-level documentation). Part I is assessed by a coordinated review by the competent authorities of all EU Member States in which an application for authorization of a clinical trial has been submitted ("Member States concerned") of a draft report prepared by a Reference Member State. Part II is assessed separately by each Member State concerned. Strict deadlines have also been established for the assessment of clinical trial applications.

We plan to apply for renewal of SME status with the EMA as a small and medium-sized enterprise ("SME"). If we obtain renewal of our SME status with the EMA, it will provide access to administrative, regulatory and financial support, including fee reductions for scientific advice and regulatory procedures.

European Union Drug Review and Approval

In the EU, medicinal products can only be commercialized after obtaining a marketing authorization ("MA"). There are two main types of MAs:

- The centralized MA is issued by the European Commission through the centralized procedure, based on the opinion of the Committee for Medicinal Products for Human Use ("CHMP"), of the EMA, and is valid throughout the entire territory of EU and the additional countries of the European Economic Area (Iceland, Liechtenstein and Norway) ("EEA"). The centralized procedure is mandatory for certain types of products, such as products produced by biotechnological processes, orphan medicinal products, advanced-therapy medicinal products (gene-therapy, somatic cell-therapy or tissue-engineered medicines) and medicinal products containing a new active substance indicated for the treatment of HIV, AIDS, cancer, neurodegenerative disorders, diabetes, auto-immune and other immune dysfunctions and viral diseases. The centralized procedure is optional for products containing a new active substance not yet authorized in the EU, or for products that constitute a significant therapeutic, scientific or technical innovation or which are in the interest of public health in the EU. Under the centralized procedure the maximum timeframe for the evaluation of an MA application by the EMA is 210 days, excluding clock stops, when additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP. Clock stops may extend the timeframe of evaluation of an MA application considerably beyond 210 days. Where the CHMP gives a positive opinion, the EMA provides the opinion together with supporting documentation to the European Commission, who makes the final decision to grant an MA, which is issued within 67 days of receipt of the EMA's recommendation. Accelerated assessment might be granted by the CHMP in exceptional cases, when a medicinal product is expected to be of a major public health interest, particularly from the point of view of therapeutic innovation. The timeframe for the evaluation of an MA application under the accelerated assessment procedure is 150 days, excluding stop-clocks, but it is possible that the CHMP may revert to the standard time limit for the centralized procedure if it determines that the application is no longer appropriate to conduct an accelerated assessment.

- National MAs, which are issued by the competent authorities of the Member States of the EU and only cover their respective territory, are available for products not falling within the mandatory scope of the centralized procedure. Where a product has already been authorized for marketing in a Member State of the EU, this national MA can be recognized in other Member States through the mutual recognition procedure. If the product has not received a national MA in any Member State at the time of application, it can be approved simultaneously in various Member States through the decentralized procedure. Under the decentralized procedure an identical dossier is submitted to the competent authorities of each of the Member States in which the MA is sought, one of which is selected by the applicant as the Reference Member State ("RMS"). The competent authority of the RMS prepares a draft assessment report, a draft summary of the product characteristics, or SmPC, and a draft of the labeling and package leaflet, which are sent to the other Member States (referred to as the Concerned Member States) for their approval. If the Concerned Member States raise no objections, based on a potential serious risk to public health, to the assessment, SmPC, labeling, or packaging proposed by the RMS, the product is subsequently granted a national MA in all the Member States (i.e., in the RMS and the Concerned Member States).

Under the above-described procedures, before granting the MA, the EMA or the competent authorities of the Member States of the EU make an assessment of the risk-benefit balance of the product on the basis of scientific criteria concerning its quality, safety and efficacy.

European Union Data and Market Exclusivity

In the EU, innovative medicinal products (including both small molecules and biological medicinal products), sometimes referred to as new active substances, approved on the basis of a complete and independent data package, generally qualify for eight years of data exclusivity upon grant of an MA and an additional two years of market exclusivity. The data exclusivity, if granted, prevents generic or biosimilar applicants from referencing the innovator's preclinical and clinical trial data contained in the dossier of the reference product when applying for a generic or biosimilar MA in the EU, for a period of eight years from the date on which the reference product was first authorized in the EU. During the additional two-year period of market exclusivity, a generic or biosimilar MA can be submitted, and the innovator's data may be referenced, but no generic or biosimilar product can be marketed in the EU until the expiration of the market exclusivity period. The overall ten-year period will be extended to a maximum of eleven years if, during the first eight years of those ten years, the MA holder obtains an MA for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are determined to bring a significant clinical benefit in comparison with currently approved therapies. There is no guarantee that a product will be considered by the EMA to be an innovative medicinal product, and products may not qualify for data exclusivity. Even if an innovative medicinal product gains the prescribed period of data exclusivity, another company could nevertheless also market another version of the product if such company obtained an MA based on an application with a complete and independent data package of pharmaceutical tests, preclinical tests and clinical trials.

European Union orphan designation and exclusivity

In the EU, on recommendation of the EMA's Committee for Orphan Medicinal Products, the European Commission grants orphan designation to a product if its sponsor can establish that: (1) the product is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than 5 in 10,000 persons in the EU, when the application is made, or (b) it is unlikely that the product, without the benefits derived from orphan status, would generate sufficient return in the EU to justify the necessary investment in its development; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or, if such a method exists, the product would be of a significant benefit to those affected by that condition.

In the EU, orphan designation entitles a party to financial incentives such as reduction of fees or fee waivers, and ten years of market exclusivity is granted following marketing approval for the orphan medicinal product. This period may be reduced to six years if, at the end of the fifth year, it is established that the orphan designation criteria are no longer met, including where it is shown that the product is sufficiently profitable not to justify maintenance of market exclusivity. During the period of market exclusivity, an MA may only be granted to a "similar medicinal product" for the same therapeutic indication if: (i) a second applicant can establish that its product, although similar to the authorized orphan product, is safer, more effective or otherwise clinically superior; (ii) the MA holder for the authorized orphan product consents to a second medicinal product application; or (iii) the MA holder for the authorized orphan product cannot supply enough orphan medicinal product. A "similar medicinal product" is defined as a medicinal product containing a similar active substance or substances as contained in an authorized orphan medicinal product, and which is intended for the same therapeutic indication. Orphan designation must be requested before submitting an application for marketing approval. Orphan designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

European Union pediatric investigation plan

In the EU, companies developing a new medicinal product must agree upon a pediatric investigation plan ("PIP"), with the EMA's Pediatric Committee ("PDCO"), and must conduct pediatric clinical trials in accordance with that PIP, unless the EMA has granted a product-specific waiver, a class waiver, or a deferral for one or more of the measures included in the PIP. This requirement also applies when a company wants to add a new indication, pharmaceutical form or route of administration for a medicine that is already authorized. The PIP sets out the timing and measures proposed to generate data to support a pediatric indication of the product for which MA is being sought. The PDCO can grant a deferral of the obligation to implement some or all of the measures of the PIP until there are sufficient data to demonstrate the efficacy and safety of the product in adults, in which case the pediatric clinical trials must be completed at a later date. Further, the obligation to provide pediatric clinical trial data can be waived by the PDCO when this data is not needed or appropriate because the product is likely to be ineffective or unsafe in children, the disease or condition for which the product is intended occurs only in adult populations, or when the product does not represent a significant therapeutic benefit over existing treatments for pediatric patients. Products that are granted an MA with the results of pediatric clinical trials conducted in accordance with the PIP (even where such results are negative) are eligible for six months' supplementary protection certificate ("SPC") extension, provided an application for such extension is made at the same time as filing the SPC application for the product, or at any point up to two years before the SPC expires. In the case of orphan medicinal products, a two year extension of the orphan market exclusivity may be available. This pediatric reward is subject to specific conditions and is not automatically available when data in compliance with the PIP are developed and submitted.

PRIME Designation

In March 2016, the EMA launched an initiative to facilitate development of product candidates in indications, often rare, for which few or no therapies currently exist. The PRIority Medicines ("PRIME"), scheme is intended to encourage product development in areas of unmet medical need and provides accelerated assessment of products representing substantial innovation, where the MA application will be made through the centralized procedure. Eligible products must target conditions for which there is an unmet medical need (there is no satisfactory method of diagnosis, prevention or treatment in the EU or, if there is, the new medicine will bring a major therapeutic advantage) and they must demonstrate the potential to address the unmet medical need by introducing new methods of therapy or improving existing ones. Applicants will typically be at the exploratory clinical trial phase of development and will have preliminary clinical evidence in patients to demonstrate the promising activity of the medicine and its potential to address to a significant extent an unmet medical need. In exceptional circumstances, products from small- and medium-sized enterprises may qualify for earlier entry into the PRIME scheme than larger companies, if compelling nonclinical data in a relevant model provide early evidence of promising activity, and first in man trials indicate adequate exposure for the desired pharmacotherapeutic effects and tolerability. Many benefits accrue to sponsors of product candidates with PRIME designation, including but not limited to, early and proactive regulatory dialogue with the EMA, frequent discussions on clinical trial designs and other development program elements, and accelerated MA application assessment once a dossier has been submitted. Importantly, a dedicated EMA contact and rapporteur from the EMA's CHMP or Committee for Advanced Therapies are appointed early in the PRIME scheme facilitating increased understanding of the product at EMA's Committee level. A kick-off meeting initiates these relationships and includes a team of multidisciplinary experts at the EMA to provide guidance on the overall development and regulatory strategies. Where, during the course of development, a medicine no longer meets the eligibility criteria, support under the PRIME scheme may be withdrawn.

Regulatory Requirements After a Marketing Authorization has been Obtained

If an MA for a medicinal product in the EU is obtained, the holder of the MA is required to comply with a range of requirements applicable to the manufacturing, marketing, promotion and sale of medicinal products. These include:

- Compliance with the EU's stringent pharmacovigilance or safety reporting rules must be ensured. These rules can impose post-authorization studies and additional monitoring obligations.

- The manufacturing of authorized medicinal products, for which a separate manufacturer's license is mandatory, must also be conducted in strict compliance with the applicable EU laws, regulations and guidance, including Directive 2001/83/EC, Directive (EU) 2017/1572, Regulation (EC) No 726/2004 and the European Commission Guidelines for Good Manufacturing Practice. These requirements include compliance with EU cGMP standards when manufacturing medicinal products and active pharmaceutical ingredients, including the manufacture of active pharmaceutical ingredients outside of the EU with the intention to import the active pharmaceutical ingredients into the EU.

- The marketing and promotion of authorized products, including industry-sponsored continuing medical education and advertising directed toward the prescribers of products and/or the general public, are strictly regulated in the EU. Direct-to-consumer advertising of prescription medicines is prohibited across the EU.

Much like the Anti-Kickback Statue prohibition in the United States, the provision of benefits or advantages to physicians or other health care professionals to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is also prohibited in the EU. The provision of benefits or advantages to induce or reward improper performance generally is usually governed by the national anti-bribery laws of EU Member States, and the Bribery Act 2010 in the UK. Infringement of these laws could result in substantial fines and imprisonment. EU Directive 2001/83/EC, which is the EU Directive governing medicinal products for human use, further provides that, where medicinal products are being promoted to persons qualified to prescribe or supply them, no gifts, pecuniary advantages or benefits in kind may be supplied, offered or promised to such persons unless they are inexpensive and relevant to the practice of medicine or pharmacy. This provision has been transposed into the Human Medicines Regulations 2012 and so remains applicable in the UK despite its departure from the EU.

Payments made to physicians or other healthcare professionals in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or imprisonment.

All aforementioned EU rules are generally applicable in the EEA.

Reform of the Regulatory Framework in the European Union

The European Commission introduced legislative proposals in April 2023 that, if implemented, will replace the current regulatory framework in the EU for all medicines (including those for rare diseases and for children). The European Commission has provided the legislative proposals to the European Parliament and the European Council for their review and approval and, in April 2024, the European Parliament proposed amendments to the legislative proposals. Once the European Commission's legislative proposals are approved (with or without amendment), they will be adopted into EU law.

Brexit and the Regulatory Framework in the United Kingdom

The UK officially withdrew from the EU on January 31, 2020 and the EU and the UK signed a trade and cooperation agreement, or TCA, which has been formally applicable since May 1, 2021. The TCA includes specific provisions concerning pharmaceuticals, which include the mutual recognition of GMP, inspections of manufacturing facilities for medicinal products and GMP documents issued, but does not provide for wholesale mutual recognition of UK and EU pharmaceutical regulations. At present, the UK has implemented EU legislation on the marketing, promotion and sale of medicinal products through the Human Medicines Regulations 2012. The regulatory regime in the UK therefore aligns in many ways with current EU regulations, however it is possible that these regimes will diverge more significantly in the future now that the UK's regulatory system is independent from the EU and the TCA does not provide for mutual recognition of UK and EU pharmaceutical legislation.

For example, the UK has implemented the now repealed Clinical Trials Directive 2001/20/EC into national law through the Medicines for Human Use (Clinical Trials) Regulations 2004 (as amended). However, on December 12, 2024, the UK government introduced a legislative proposal - the Medicines for Human Use (Clinical Trials) (Amendment) Regulations 2024 - that, if implemented, will replace the current regulatory framework for clinical trials in the UK. The legislative proposal aims to provide a more flexible regime to make it easier to conduct clinical trials in the UK and increase the transparency of clinical trials conducted in the UK. This includes a notification scheme to enable lower-risk clinical trials to be automatically approved by the MHRA, where the risk is similar to that of standard medical care (although such trials would still require ethics committee approval). Such Regulations are expected to come into force in early 2026.

As a result of the Northern Ireland protocol, following Brexit, the EMA remained responsible for approving novel medicines for supply in Northern Ireland under the EU centralized procedure, and a separate authorization was required to supply the same medicine in Great Britain (England, Wales and Scotland). On February 27, 2023, the UK government and the European Commission announced a political agreement in principle to replace the Northern Ireland Protocol with a new set of arrangements, known as the "Windsor Framework." The Windsor Framework was approved by the EU-UK Joint Committee on March 24, 2023, and the medicines aspects of the Windsor Framework have applied since January 1, 2025. This new framework fundamentally changes the previous system under the Northern Ireland Protocol, including the regulation of medicinal products in the UK. In particular, the MHRA is now responsible for approving all medicinal products destined for the UK market (Great Britain and Northern Ireland), and the EMA no longer has any role in approving medicinal products destined for Northern Ireland under the EU centralized procedure. A single UK-wide marketing authorization will be granted by the MHRA for all novel medicinal products to be sold in the UK, enabling products to be sold in a single pack and under a single authorization throughout the UK. In addition, the new arrangements require all medicines placed on the UK market to be labelled "UK only", indicating they are not for sale in the EU.

On January 1, 2024, a new international recognition framework was put in place by the MHRA, under which the MHRA may have regard to decisions on the approval of MAs made by the European Medicines Agency and certain other regulators. Various national procedures are now available to place a product on the market in the UK. The MHRA offers a 150-day assessment timeline for all high quality applications for a UK MA. The 150 day timeline does not, however, include a "clock-off" period which may occur if issues arise or points require clarification following an initial assessment of the application. Such issues should be addressed within a 60-day period, although extensions may be granted in exceptional cases.

A separate process for orphan designation now applies in the UK. There is now no pre-MA orphan designation (as there is in the EU) in the UK and the application for orphan designation will be reviewed by the MHRA at the time of an MA application for a UK MA. The criteria for orphan designation are the same as in the EU, except they apply to the UK only (e.g., there must be no satisfactory method of diagnosis, prevention or treatment of the condition concerned in the UK, as opposed to the EU, and the prevalence of the condition must be no more than 5 in 10,000 persons in the UK).

Personal Data Processing

The collection, use, transfer, disclosure, retention, security and other processing of personal data (including, without limitation, clinical trial data and other personal health data) (collectively, "Process" or "Processing") may be subject to independent and overlapping data security and privacy regulatory frameworks in the various jurisdictions in which we operate. These frameworks are evolving and may impose potentially conflicting obligations. For example, in Europe, the collection and use of personal data, including health related data, is governed by the European Union's General Data Protection Regulation (EU) 2016/679 ("EU GDPR") which is applicable across the European Economic Area ("EEA"), and by related applicable data protection and privacy laws of the member states of the EEA. Switzerland has passed similar laws, and, following Brexit, the United Kingdom ("UK") has transposed the EU GDPR into UK domestic law ("UK GDPR"). In this Annual Report on Form 10-K, "GDPR" refers to both the UK GDPR and the EU GDPR, unless specified otherwise. The GDPR applies to any company established in the EEA/UK and to companies established outside the EEA/UK that are Process personal data in connection with the offering of goods or services to data subjects in the EEA/UK or the monitoring of the behavior of data subjects in the EEA. The GDPR enhances data protection obligations for data controllers (such as clinical trial sponsors) of personal data, including stringent requirements relating to the consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for "high risk" Processing, expanded the scope of rights data subjects can exercise, limitations on retention of personal data, special provisions for "sensitive information" including health and genetic information of data subjects, mandatory data breach notification and "privacy by design" requirements, and direct obligations on service providers acting as data processors. The GDPR also imposes strict rules on the transfer of personal data outside of the EEA to countries that do not ensure an adequate level of protection for personal data, like the U.S. Such transfers of personal data outside of the EEA require the use of a valid "transfer mechanism", the carrying out of a transfer impact assessment and, in many cases, the implementation of supplementary technical, organizational and/or contractual measures. Failure to comply with the requirements of the GDPR and the related national data protection laws of the EEA Member States and the UK may result in fines up to 20 million euros (£17.5 million for the UK GDPR) or 4% of a company's global annual revenues for the preceding financial year, whichever is higher. Moreover, the GDPR grants data subjects the right to request deletion of personal data in certain circumstances and confers a private right of action on both data subjects and non-profit associations to lodge complaints with supervisory authorities, seek judicial remedies, and claim material and non-material damages resulting from infringement of the GDPR.

In the United States, there are a broad variety of data protection laws and regulations that may apply to our activities such as state data breach notification laws, state personal data privacy laws (for example, the California Consumer Privacy Act ("CCPA")), state health information privacy laws, and federal and state consumer protection laws.

In California, the CCPA became effective on January 1, 2020, and was modified by the California Privacy Rights Act, which became effective on January 1, 2023. The CCPA broadly defines personal information, and created individual privacy rights and protections for California consumers (as defined in the law), places increased privacy and security obligations on entities handling personal data of consumers or households, and provides for civil penalties for violations and a private right of action for data breaches. The CCPA requires a covered business to provide certain disclosures to consumers about its data collection, use and sharing practices, and to provide affected California residents with ways to opt-out of certain sales or transfers of personal information. While there is a broad exception for protected health information that is subject to HIPAA, as well as clinical trial information, the CCPA may impact certain of our personal information processing activities if we become a "Business" regulated by the scope of the CCPA.

In addition to the CCPA, similar new privacy and data security laws have been passed or proposed in numerous other states, reflecting a trend toward more stringent privacy legislation in the U.S. Further, certain states, such as Washington, have introduced laws which specifically regulate health data and other states have introduced laws regulating special categories of personal information, such as biometric data. The effects of the CCPA, and other similar state or federal laws, are potentially significant and may require us to modify our data processing practices and policies and to incur substantial costs and potential liability in an effort to comply with such legislation.

Given the breadth and depth of changes in data protection obligations, achieving and maintaining compliance with applicable data protection laws and regulations such as the EU/UK GDPRR and CCPA will require significant time, resources and expense, and we may be required to put in place new or additional mechanisms to ensure compliance with current, evolving and new data protection requirements. This may be an onerous undertaking and adversely affect our business, financial condition, results of operations and prospects.

All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants and legal advisors, which are likely to increase over time. In addition, such requirements may require us to modify our data processing practices and policies, utilize management's time and/or divert resources from other initiatives and projects. Any failure or perceived failure by us to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security could result in damage to our reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject us to significant fines, sanctions, awards, injunctions, penalties or judgments. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Rest of the World Regulation

For other countries outside of the EEA, the UK and the United States, such as countries in Eastern Europe, Latin America or Asia, the requirements governing the conduct of clinical trials, privacy, information security, product licensing, pricing and reimbursement vary from country to country. Additionally, the clinical trials must be conducted in accordance with GCP requirements and the applicable regulatory requirements and the ethical principles that have their origin in the Declaration of Helsinki.

Employees and Human Capital

As of March 1, 2025, we had an aggregate of 77 full-time employees. 36% of our employees have M.D. or Ph.D. degrees. Within our workforce, 49 employees are engaged in research and development and 28 are engaged in business development, finance, legal, and general management and administration. None of our employees are represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be strong.

Our Human Capital resource objectives include assessing our work-plan needs based on our goals and selectively sourcing the market for talent based on capabilities, experiences and fit with the Centessa culture. As a company we have identified four key values to support our company culture and objectives: Innovation, Integrity, Accountability and Collaboration. These values are part of the identification, recruitment, and onboarding of employees. Our total compensation strategy is grounded in our goal-setting process, and we believe in a performance-based system with differentiation based on outcomes. In addition to our cash compensation, which includes annual bonuses, we have an equity program which enables our Compensation Committee to allocate, at its discretion, equity to all new hires and provides the opportunity, at the discretion of the Compensation Committee, for all employees to receive equity annually. Allocation of equity is based upon performance but also considers long term talent retention. We believe that the granting of stock-based and cash-based compensation awards drives shareholder value and the success of our company by motivating our employees to perform to the best of their abilities and achieve our objectives.

As a global company, we believe that much of our success is rooted in the diversity of our teams and our commitment to inclusion. Our employee population is currently 49.4% female and 50.6% male. Inclusion is supported through the frequency of town hall meetings, access to Executive "coffee chats" and purposeful team meeting designs. In addition, we support our senior leadership with ongoing training and feedback, and help them understand diversity of style and communication techniques. Employee development is supported through access to virtual learning workshops focused on goal setting, managing work/life balance, and communication techniques. Recently we launched our Value Centric recognition plan which is aimed at reinforcing the values we believe make our company great.

Item 1A. Risk Factors

Our business involves significant risks, some of which are described below. You should carefully consider the risks described below, as well as the other information in this Annual Report on Form 10-K and in other documents we file with the SEC, including our financial statements and the related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The occurrence of any of the events or developments described below could have a material adverse effect on our business, financial condition, results of operations, growth prospects and stock price. In such an event, the market price of our ADSs could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our ADSs.

Risks Related to our Business Model and Structure

We may not be successful in our efforts to use our differentiated asset-centric approach to drug discovery and development to build a pipeline of product candidates with commercial value.

A key element of Centessa's strategy is to use our differentiated asset-centric approach to drug discovery and development to develop high conviction programs, product candidates, technologies or intellectual property that we believe are novel, employ differentiated mechanisms of action, or have a combination of these attributes to ultimately deliver transformational medicines to patients. We face significant competition in sourcing high conviction programs, product candidates, technologies or intellectual property, strategic partnerships and licensing and acquisition opportunities, and the negotiation process is time-consuming, costly and complex. We may not be successful in our efforts in building a pipeline of high conviction product candidates for the treatment of various diseases and disorders through acquisitions, licensing or through internal development or in progressing these product candidates through clinical development. Although our research and development efforts to date have resulted in our identification, discovery and preclinical and clinical development of certain of our product candidates, these product candidates may not be safe or effective treatments or therapies in humans, and we may not be able to develop any other product candidates. Although we analyze whether we can replicate scientific results observed prior to our acquisition or investment in a product candidate, we may not be successful in doing so after our investment. Our asset-centric approach to drug discovery and development is evolving and may not succeed in building a pipeline of product candidates. Even if we are successful in building our pipeline of product candidates, the potential product candidates that we identify may not be suitable for clinical development or generate acceptable clinical data in humans, including as a result of unacceptable toxicity or other characteristics that indicate that they are unlikely to receive marketing approval from the FDA, or other regulatory authorities or achieve market acceptance. If we do not successfully develop and commercialize product candidates, we will not be able to generate product revenue in the future, which likely would result in significant harm to our financial position and adversely affect the price of our ADSs.

As part of our business strategy, we may expand our product candidate pipeline through in-licenses or acquisitions of discovery or development-stage assets or programs, which entails additional risk to us. While we believe our asset-centric approach offers an attractive platform for these transactions and for founder subject-matter experts and potential partners, our approach is unique and we may not be able to attract or execute transactions with founder-subject matter experts, sellers, licensors or collaborators who may choose to divest to or grant license to companies that employ more traditional licensing and collaboration approaches. Identifying, selecting, and acquiring promising product candidates requires substantial technical, financial and human resources expertise. Efforts to do so may not result in the actual acquisition or license of a successful product candidate, potentially resulting in a diversion of our management's time and the expenditure of our resources with no resulting benefit. For example, if we are unable to identify programs that ultimately result in approved products, we may spend material amounts of our capital and other resources evaluating, acquiring, and developing product candidates that ultimately do not provide a return on our investment. We may terminate programs in the future if they do not meet our criteria for advancement.

A single or limited number of programs, developmental assets or product candidates may comprise a large proportion of our value.

A large proportion of our value may at any time reside in a limited number of our programs and/or developmental assets or product candidates. Our consolidated financial condition and prospects may be materially diminished if the clinical development or potential commercialization prospects of one of our product candidates or programs or one or more of the intellectual property rights held by us become impaired. Furthermore, a large proportion of our consolidated revenue may at any time be derived from one, or a small number of, licensed technologies, and termination or expiration of licenses to these technologies would likely have a material adverse effect on our consolidated revenue. Any material adverse impact on the value of intellectual property rights or the clinical development of product candidates or programs, could have a material adverse effect on our consolidated business, financial condition, results of operations or prospects.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we must focus on a limited number of research programs and product candidates and on specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential, or we may fail to recognize or acquire assets that may be more promising than those we acquire. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future identification, discovery, and preclinical development programs and product candidates for specific indications may not yield any commercially viable products.

We face challenges, risks and expenses related to our operations as well as the management of the expected growth in the scale and complexity of our operations.

In January 2021, we acquired the ownership interests of our Centessa Subsidiaries. These Centessa Subsidiaries historically operated as independent entities with generally separate management and operational teams. As a result, we have needed to expend significant resources and efforts in integrating the operations of these Centessa Subsidiaries into our larger organization, and such integration activities may be challenging due to the number of Centessa Subsidiaries acquired and the heterogeneity of their historical operations. For example, these Centessa Subsidiaries' programs span a range of therapeutic modalities and are designed to address a variety of disease areas. In addition, the Centessa Subsidiaries have conducted their business in a variety of jurisdictions in the U.S. and Europe. All of our Centessa Subsidiaries have had historical relationships with different licensors, contract organizations and other third-party vendors.

Each Centessa Subsidiary historically had its own operational, legal, financial and management controls, reporting systems and procedures and integrating such controls, reporting systems and procedures may be challenging and we may not be successful in doing so. We believe certain synergies may be achieved by harmonizing the operational, legal, financial and management controls, reporting systems and procedures but we may not be successful in our harmonization efforts and this may result in not only being unable to take advantage of synergies but expose us to additional operational, legal and financial risks and exposures associated with several levels of disparate systems and procedures. With limited resources, historically the Centessa Subsidiaries may not have dedicated sufficient resources to ensure its operational, legal, financial and management controls, reporting systems, compliance and other procedures met required standards and this may expose us to historical non-compliance investigations and liabilities, which may have a material adverse effect on our operations.

In mid-2023, we implemented a corporate consolidation of our U.S. and UK businesses in order to simplify our administrative operations, obtain operational efficiencies, generate administrative cost savings and improve the overall control environment. This reorganization transferred the business operations and assets of our UK subsidiaries (Z Factor Limited, Centessa Pharmaceuticals (Morphogen-IX) Limited, Capella Bioscience Ltd, LockBody Therapeutics Ltd, Inexia Limited, Centessa Pharmaceuticals (Orexia) Limited and Janpix Limited) to Centessa Pharmaceuticals (UK) Limited. Subsequently, on December 26, 2023, Inexia Limited, Janpix Limited, Ultrahuman Two Limited and Ultrahuman Four Limited were dissolved using the voluntary strike off procedure in sections 1003 to 1011 of the UK Companies Act 2006. On December 17, 2024, Centessa Pharmaceuticals (Morphogen-IX) Limited, Capella Bioscience Ltd, LockBody Therapeutics Ltd, and Centessa Pharmaceuticals (Orexia) Limited were dissolved using the voluntary strike off procedure in sections 1003 to 1011 of the UK Companies Act 2006, and we intend to dissolve Z Factor Limited over the coming months also using the voluntary strike off procedure in sections 1003 to 1011 of the UK Companies Act 2006. CPUK, a wholly owned subsidiary of Centessa Pharmaceuticals plc, was incorporated in 2020 under the laws of England and Wales with primary operations in the United Kingdom. ApcinteX Limited was incorporated in 2014 under the laws of England and Wales with primary operations in the United Kingdom.

As of March 1, 2025 we had 77 full-time equivalent employees. We may not be successful in retaining employees or finding replacements which could have a material adverse effect on our ability to develop and commercialize our programs and product candidates. As our development and commercialization plans and strategies develop, and as we refine our operations as a public company, we expect to need additional managerial, operational, sales, marketing, legal, financial and other personnel. Future growth would impose significant added responsibilities on members of management, including:

- identifying, recruiting, integrating, maintaining and motivating additional employees;

- managing our internal development efforts effectively, including the clinical and FDA review process for our product candidates, while complying with our contractual obligations to contractors and other third parties; and

- improving our operational, legal, financial and management controls, reporting systems and procedures.

Our future financial performance and our ability to commercialize any product candidates that are approved for marketing will depend, in part, on our ability to effectively manage any future growth, and our management may also have to divert a disproportionate amount of its attention away from day-to-day activities in order to devote a substantial amount of time to managing these growth activities.

We currently rely, and for the foreseeable future will continue to rely, in substantial part on certain independent organizations, advisors and consultants to provide certain services, including substantially all aspects of regulatory approval, clinical trial management and manufacturing. There can be no assurance that the services of independent organizations, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and potentially commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals. We may not have sufficient funding to support our expansion.

Our reliance on a small team of employees located in different geographies who provide services (including administrative, research and development, and other services) across our organization presents operational challenges that may adversely affect our business.

As of March 1, 2025, we had 77 full-time equivalent employees who are located in different geographies across the U.S., U.K. and the European Union who provide services across our organization (including operational, administrative, research and development, and other support services). We also have consultants who we rely on for research and development, business development, and other services. While we believe this structure enables us to reduce certain infrastructure costs, the small size of our team may limit our ability to devote adequate personnel, time, and resources to support our operational, research and development activities, and the management of compliance, financial, accounting, and reporting matters. If our team fails to provide adequate operational, administrative, research and development, or other services across our entire organization, our business, financial condition, and results of operations could be harmed.

Some of our officers currently serve, and in the future may serve, as directors or officers of our Centessa Subsidiaries, and, as a result, have and may continue to have, statutory, fiduciary and other duties to our subsidiaries causing conflicts of interest with respect to their duties to us and their duties to our subsidiaries and in determining how to

devote themselves to our affairs and the affairs of our subsidiaries. Our subsidiaries' partners may also disagree with the sufficiency of resources that we provide to each Centessa Subsidiary.

Certain of our officers, including Iqbal Hussain, our General Counsel, Gregory Weinhoff, our Chief Business Officer and David Chao, Ph.D., our Chief Administrative Officer are directors and/or officers of certain Centessa Subsidiaries and, as a result, have fiduciary or other duties both to us and our subsidiaries. Drs. Weinhoff and Chao and Mr. Hussain do not receive any additional compensation for their service as directors of our Centessa Subsidiaries. The conflicts of interest that arise from such duties could interfere with the management of our subsidiaries and their programs and product candidates, or result in disagreements with our subsidiaries' partners. For example, an individual who is both a director of one of our subsidiaries and an officer of Centessa owes statutory and fiduciary duties to the Centessa Subsidiary and to us, and such individual may encounter circumstances in which his or her decision or action may benefit the Centessa Subsidiary while having a detrimental impact on Centessa, or vice versa, or on another Centessa Subsidiary, including one for which he or she also serves as a director. Further, in the future, certain of our officers may serve as officers and directors of our Centessa Subsidiaries. Any such individual would need to allocate his or her time to responsibilities owed to Centessa and each of the Centessa Subsidiaries for which he or she serves as an officer or director, and would make decisions on behalf of one entity that may negatively impact others. In addition, disputes could arise between us and our Centessa Subsidiary's partners regarding a conflict of interest or perceived conflict of interest arising from the overlap between the officers and directors of the Centessa Subsidiary and those of Centessa. These partners also may disagree with the amount and quality of resources that are devoted to the Centessa Subsidiary they are invested in. Any such disputes or disagreements could distract our management, interfere with our relations with our partners, and take significant time to resolve, which could disrupt the development of our product candidates, delay our potential commercialization efforts, result in increased costs or make it less likely that other third parties will choose to partner with us in the future.

Certain of our programs are subject to certain agreements that provide our licensors and/or collaborators with rights that could delay or impact our ability to sell assets, or enter into strategic alliances, collaborations or licensing arrangements with other third parties or the potential sale of our Centessa Subsidiaries.

Certain of our programs are subject to licenses of intellectual property from third parties and we expect such practice to continue in the future. These third parties have certain rights that could delay collaboration, licensing or other arrangements with another third party, and the existence of these rights may adversely impact our ability to attract an acquirer or partner. These rights include rights of negotiation and fees payable upon a sale of assets or change of control of a Centessa Subsidiary that are contained in license agreements, payments upon satisfaction of milestones, royalty payments, diligence obligations and other customary terms contained in agreements for the in-license of programs and their intellectual property.

We may incorporate, form or otherwise acquire additional subsidiaries and enter into similar agreements with future counterparties, or our Centessa Subsidiaries may enter into further agreements, that in each case may contain similar provisions or other terms that are not favorable to us.

Preclinical and clinical development is a long, expensive and uncertain process, and we may terminate one or more of our current preclinical and/or clinical development programs.

We may determine that certain product candidates or programs (preclinical and/or clinical) do not have sufficient potential to warrant the continued allocation of resources toward them. Accordingly, we may elect to terminate our programs for and, in certain cases, our licenses to, such product candidates or programs. If we terminate programs in which we have invested significant resources, we will have expended resources on a program that will not provide a full return on our investment and missed the opportunity to have allocated those resources to potentially more productive uses. In addition, program termination may result in significant additional wind-down related costs being incurred including penalties, redundancy and severance and professional fees and may expose us to additional risks including contractual breach and employment termination claims and may divert a disproportionate amount of management time. For example, in 2022, we determined to discontinue the lixivaptan program for the treatment of Autosomal Dominant Polycystic Kidney Disease ("ADPKD"), the small molecule EGFR Exon20 insertion mutation inhibitor program, the C797S mutation inhibitor program for the treatment of NSCLC, the ZF874 program for the treatment of AATD, and the dual-STAT3/5 degrader program in Acute Myeloid Leukemia ("AML"). Additionally, in December 2022, as a result of protocol defined stopping criterion having been met, we suspended dosing in the multiple ascending dose ("MAD") stage of the Phase 1 study of CBS001, a neutralizing therapeutic mAb to the inflammatory membrane form of LIGHT for inflammatory / fibrotic diseases. In the first half of 2023, we deprioritized and paused all development activities associated with CBS001, a neutralizing therapeutic mAb to the inflammatory membrane form of LIGHT for inflammatory / fibrotic diseases, CBS004, a therapeutic mAb targeting BDCA-2 for the potential treatment of autoimmune diseases, and MGX292, a protein-engineered variant of human bone morphogenetic protein 9 ("BMP9") for the treatment of pulmonary arterial hypertension ("PAH"). We subsequently terminated MGX292, and in late 2023, we out-licensed CBS004 to AnaptysBio, Inc. In November 2024, we announced the voluntary discontinuation of the global clinical development program for SerpinPC, a novel inhibitor of APC that was being progressed for the treatment of hemophilia B. More recently, during the first quarter of 2025, we discontinued the clinical development of LB101, a conditionally tetravalent PD-L1xCD47 bispecific monoclonal antibody, and first generation LockBody candidate. This was a strategic decision based on the totality of clinical data to date from the Phase 1/2a first-in-human (FIH) dose escalation study of LB101 in participants with advanced solid tumors. A preliminary analysis of Phase 1 data showed LB101 was generally well-tolerated at doses comparable to the therapeutic dose of approved PD-L1 antibodies with no observations of anti-CD47 induced anemia or thrombocytopenia. These data were consistent with preclinical data that demonstrated the ability of the LockBody technology to 'lock' effector function until the LockBody construct reaches a tumor. Although the LB101 Phase 1 results did not support further development of CD47 as a target effector, we continue to evaluate the LockBody platform for its potential to deliver potent effectors into the TME while avoiding systemic toxicity. Data from the Phase 1 study are informing ongoing preclinical work focused on identifying new targets and effectors. We may not be able to terminate a clinical program with an ongoing clinical trial on medical and other grounds and, to the extent we are able to terminate, such termination may expose us to additional risks including regulatory risk.

Risks Related to our Financial Position, Need for Additional Capital and Growth Strategy

We, and our Centessa Subsidiaries, have incurred net losses since inception, and we expect to continue to incur losses for the foreseeable future and may never achieve or maintain profitability.

We and our Centessa Subsidiaries have incurred significant net losses since inception, have not generated any revenue from product sales to date, and financed operations primarily through equity and debt financing. Centessa Pharmaceuticals plc has a limited operating history, and we expect to incur significant losses for the foreseeable future. As an organization, we have devoted substantially all of our efforts to research and development, including clinical and preclinical development of our product candidates, as well as to building out our team. We expect that it could be several years, if ever, before we have a commercialized product candidate. We expect to continue to incur significant expenses and operating losses for the foreseeable future. The net losses we incur may fluctuate significantly from quarter to quarter each financial year. In addition, inflation could adversely impact our financial results. We anticipate that our expenses will increase substantially if, and as, we:

- continue our research and the preclinical and clinical development of our product candidates, including our ongoing and planned clinical trials;

- initiate additional clinical trials and preclinical studies for our other product candidates, including those in our pipeline that are expected to advance into the clinic in the near future; if any of our product candidates advance through and complete late-stage development, prepare and submit marketing applications with the FDA and comparable regulatory authorities;

- experience any delays or encounter any issues with any of the above, including but not limited to failed studies, complex results, safety issues or other regulatory challenges;

- seek to discover and develop additional product candidates;

- establish a sales, marketing and distribution infrastructure to commercialize any product candidates for which we may obtain marketing approval;

- maintain, expand and protect our intellectual property portfolio;

- fulfill future potential payment obligations under our incentivization agreements with each Centessa Subsidiary; and

- acquire or in-license other product candidates and technologies.

To become and remain profitable, we must develop and eventually commercialize product candidates with significant market potential. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, obtaining marketing approval for these product candidates, manufacturing, marketing and selling those products for which we may obtain marketing approval and satisfying any post-marketing requirements. We may never succeed in any or all of these activities and, even if we do, we may never generate revenues that are significant or large enough to achieve profitability. If we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, maintain our research and development efforts and expand our business or continue our operations. A decline in the value of our company could cause you to lose all or part of your investment.

Our limited operating history may make it difficult for investors to evaluate our business, operations and prospects.

Our operations to date have been limited to organizing and staffing our company, business planning, developing our operating model, raising capital, acquiring our technology, identifying potential product candidates, establishing collaborations and undertaking preclinical studies and clinical trials of our most advanced product candidates. As an organization, we have not yet demonstrated a track record of completing pivotal and/or Phase 3 trials of our product candidates, obtaining marketing approvals, manufacturing a commercial-scale product or conducting sales and marketing activities necessary for successful commercialization. Consequently, any predictions made about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a new business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research focus to a company that is also capable of supporting commercial activities. We may not be successful in such a transition.

We have never generated revenue from product sales and may never be profitable.

Our ability to generate revenue from product sales and achieve profitability depends on our ability, alone or with collaborative partners, to successfully complete the development of, and obtain the regulatory approvals necessary to commercialize, our product candidates. We do not anticipate generating revenues from product sales for the next several years, if ever. Our ability to generate future revenues from product sales depends heavily on our, or our collaborators', success in:

- completing research and preclinical and clinical development of our product candidates;
- seeking and obtaining regulatory and marketing approvals for product candidates for which we complete clinical trials;
- in-licensing, acquiring, discovering or otherwise expanding our pipeline of product candidates for clinical development;
- launching and commercializing product candidates for which we obtain regulatory and marketing approval by establishing a sales force, marketing and distribution infrastructure or, alternatively, collaborating with a commercialization partner;
- qualifying for adequate coverage and reimbursement by government and third-party payors for our product candidates;
- maintaining and enhancing a sustainable, scalable, reproducible and transferable manufacturing process for our product candidates;
- establishing and maintaining supply and manufacturing relationships with third parties that can provide adequate, in both amount and quality, products and services to support clinical development and the market demand for our product candidates, if approved;
- obtaining market acceptance of our product candidates as a viable treatment option;
- addressing any competing technological and market developments;
- implementing additional internal systems and infrastructure, as needed;
- negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter and performing our obligations in such collaborations;
- maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;
- avoiding and defending against third-party interference or infringement claims; and
- attracting, hiring and retaining qualified personnel.

Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing any approved product candidate. Our expenses could increase beyond expectations if we are required by the FDA, the EMA, the MHRA, or other regulatory authorities to perform clinical and other studies in addition to those that we currently anticipate. For example, the FDA may require us to perform additional clinical trials of ORX750, beyond those we are currently planning to conduct, in order to support an NDA submission in due course. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

We will need substantial additional funds to advance development of our product candidates, and we cannot guarantee that we will have sufficient funds available in the future to develop and commercialize our current or future product candidates.

Developing pharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. We will need substantial additional funds to expand our development, regulatory, manufacturing, marketing and sales capabilities or contract with other organizations in order to enter and advance our product candidates through preclinical studies and clinical trials. For example, in December 2024 we entered into the Oxford Finance Loan and Security Agreement (See Note 5 – "Debt" for more information). In January 2023, we entered into an Open Market Sale Agreement (the "2023 Sale Agreement") with Leerink, under which Leerink is able to offer and sell, from time to time in "at-the-market" ("ATM") offerings, shares of the Company's ADSs having aggregate gross proceeds of up to $125 million. In the event of a sale of Company shares under the ATM, the Company is obligated to pay to Leerink cash commissions of up to 3.0% of the gross proceeds of sales of ADSs under the 2023 Sale Agreement. Our Centessa Subsidiaries have used substantial funds in their research and development programs and will continue to expend significant resources to advance their programs and product candidates.

As of December 31, 2024, we had $482.2 million in cash and cash equivalents and short-term investments. Based on our current operating model and development plans, which include certain assumptions, the Company expects cash and cash equivalents and short-term investments to fund its operations into mid-2027. Our future capital requirements and the period for which we project our existing resources to support our operations may vary significantly from what we currently expect, and changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned. Our monthly spending levels vary based on new and ongoing development and corporate activities. Because the length of time and activities associated with successful development of our product candidates is highly uncertain, we are unable to estimate the actual funds we will require for development and any approved marketing and commercialization activities.

We expect to use our cash resources to fund the continued development and pre-commercialization costs of our clinical-stage product candidates; to fund continued development of the other assets in our pipeline, including designing and conducting preclinical studies and clinical trials, as well as funding discovery, manufacturing, research and development; to fund the acquisition of and drug development activities related to new programs; although we have no material agreements, commitments or understandings with respect to any in-license or acquisition, we have and plan to continue to evaluate such opportunities and engage in related discussions with other business entities from time to time; and the remainder for working capital and other general corporate purposes.

To execute our business plan, we will need, among other things, to:

- obtain the human and financial resources necessary to develop, test, obtain regulatory approval for, manufacture and market our product candidates;

- build and maintain a strong intellectual property portfolio and avoid infringing intellectual property of third parties;

- establish and maintain successful licenses, collaborations and alliances;

- satisfy the requirements of clinical trial protocols, including patient enrollment;

- establish and demonstrate the clinical efficacy and safety of our product candidates;

- obtain regulatory approvals;

- manage our spending as costs and expenses increase due to preclinical studies and clinical trials, regulatory approvals, commercialization, legal and regulatory compliance, and increased operations;

- obtain additional capital to support and expand our operations; and

- market our products to achieve acceptance and use by the medical community in general.

We do not expect to realize revenue from product sales, milestone payments or royalties in the foreseeable future, if at all. Our revenue sources are, and will remain, extremely limited unless and until our product candidates are clinically tested, approved for commercialization and successfully marketed and/or we sell, out-license or otherwise divest certain of our assets.

We will be required to seek additional funding in the future and intend to do so through either public or private equity offerings or debt financings, credit or loan facilities or a combination of one or more of these funding sources. Attempting to secure additional financing may divert management from day-to-day activities, which may adversely affect our ability to develop our product candidates. Our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. Additional funds may not be available to us on acceptable terms or at all. If we raise additional funds by issuing equity securities, our shareholders will suffer dilution and the terms of any financing may adversely affect the rights of our shareholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing shareholders. Debt financing, if available, may involve restrictive covenants limiting our flexibility in conducting future business activities, and, in the event of insolvency, debt holders would be repaid before holders of equity securities received any distribution of corporate assets.

If we raise additional funds through collaborations, strategic alliances or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or to grant licenses on terms that may not be favorable to us. Certain amounts of such additional funds raised may need to be used to pay third parties in respect of obligations we owe to them including to our licensors, under Incentivization Agreements (see Contractual Obligations and Other Commitments) and Oxford Finance. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, reduce or terminate our product development or future commercialization efforts or grant rights to third parties to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our loan facility and payment obligations under the Loan and Security Agreement ("LSA"), with Oxford Finance contain operating and financial covenants that restrict our business and financing activities, are subject to acceleration in specified circumstances and may adversely affect our financial position or results of operations and our ability to raise additional capital which in turn may increase our vulnerability to adverse regulatory developments or economic or business downturns or which may result in Oxford Finance taking possession of our assets and disposing of any collateral.

Our loan facility with Oxford Finance contains restrictions that limit our flexibility in operating our business. Under the terms of the LSA, we must maintain, and cause our subsidiaries to maintain, certain covenants, including with respect to limitations on new indebtedness, restrictions on the payment of dividends and maintenance of revenue levels. Our credit facility is collateralized by all of our assets including, among other things, our intellectual property.

On December 30, 2024 (the "Effective Date"), Centessa Pharmaceuticals Holdings, Inc., Centessa Biosciences, Inc. and Centessa Pharmaceuticals LLC (the "Borrowers," together with the Company, the "Borrower Parties") entered into a loan and security agreement (the "Loan and Security Agreement" or "LSA")) with Oxford Finance LLC ("Oxford"), as collateral agent and a lender, and the other lenders from time to time party thereto (collectively, the "Lenders"), pursuant to which the Lenders agreed to lend the Borrowers an aggregate principal amount of up to $200.0 million in a series of term loans (the "Term Loans"). Pursuant to the Loan and Security Agreement, the Borrowers received an initial Term Loan of $110.0 million on the Effective Date (the "Initial Term Loan"). The Borrowers have access to up to an additional $40.0 million of loan proceeds in an additional tranche which is available during the period commencing on the date of the occurrence of the Clinical Milestone (as defined in the Loan and Security Agreement) through the earlier of: (i) 90 days following the Clinical Milestone and (ii) June 30, 2028. An additional $50.0 million may be made available to the Borrowers at the Lenders' sole discretion. The term loans are set to mature on December 1, 2029 and, following an interest-only period, will begin to amortize in equal monthly installments beginning on February 1, 2029. However, if a specified milestone is achieved on or after the first anniversary of the Effective Date, then the term loans will begin to amortize in equal monthly installments beginning on February 1, 2030, and the maturity date will be extended to December 1, 2030. The term loans accrue interest at a floating rate equal to (i) secured overnight financing rate for a one-month tenor from the website of the CME Group Benchmark Administration Limited, subject to a floor of 3.28%, plus (ii) an applicable margin of 5.00%. The Loan and Security Agreement provides for a minimum interest rate of 8.28% and a maximum interest rate of 10.50%. Interest on the term loans is payable monthly in arrears. The term loans once repaid or prepaid may not be reborrowed. The term loans may be prepaid in full at the option of the Borrowers. The Borrowers are required to pay a prepayment fee of 3.00% for prepayments of term loans made in the first year after funding of such term loans, 2.00% for prepayments of term loans made in the second year after funding of such term loans and 1.00% for prepayments thereafter. The Borrowers are also obligated to pay other customary fees for a loan facility of this size and type. Substantially all of the proceeds from the Initial Term Loan were used to repay in full the approximately $110 million aggregate principal amount outstanding, accrued interest and fees related to the Company's note purchase agreement (the "NPA") with Three Peaks Capital Solutions Aggregator Fund and Cocoon SA LLC, an affiliate of Oberland Capital Management LLC (collectively, "Oberland Capital"), as well as certain fees and expenses payable to Oxford. The Borrowers' obligations under the Loan and Security Agreement are guaranteed by the Company and certain subsidiaries of the Company and will be guaranteed by the Company's future subsidiaries, subject to certain customary limitations pursuant to the terms of the English-law Guarantee and Indemnity (the "Guarantee"). In addition, pursuant to the terms of the LSA, the Borrowers granted Oxford, as collateral agent, a first priority security interest in substantially all of the Borrowers' assets, including intellectual property. Furthermore, pursuant to the terms of the English law debenture entered into on the Effective Date (the "Debenture"), the Company and certain of its subsidiaries granted Oxford a first priority security interest in substantially all of the Company's and its subsidiaries' assets, including intellectual property. The LSA contains customary affirmative and negative covenants, including covenants limiting the ability of the Borrower Parties and their subsidiaries to, among other things, dispose of assets, incur debt, grant liens, pay dividends and distributions on their capital stock, make investments and acquisitions, and enter into transactions with affiliates, in each case subject to customary exceptions for a loan facility of this size and type. In addition, the LSA contains a minimum cash covenant commencing on October 1, 2026 and all times thereafter of: (1) 35% of the outstanding principal balance of the Term Loan; and (2) up to 80% of the outstanding principal balance of the Term Loan based on the Company's orexin agonist program Phase 2 and Phase 3 clinical data and continued Active Development (as defined in the LSA) of its lead orexin asset programs; provided that such minimum cash covenants shall not be tested during periods when the Company's market capitalization meets $1.0 billion. The events of default under the LSA include, among others, payment defaults, material misrepresentations, breaches of covenants, cross defaults with certain other material indebtedness, bankruptcy and insolvency events, the occurrence of a Material Adverse Change (as defined in the LSA) and judgment defaults. The occurrence of an event of default could result in the acceleration of the Borrowers' obligations under the LSA, the termination of the Lenders' commitments, a 3% increase in the applicable rate of interest and the exercise by the Lender of other rights and remedies provided for under the LSA and the Debenture.

If we breach certain of our debt covenants and are unable to cure such breach within the prescribed period, or are not granted waivers in relation to such breach, it may constitute an event of default under the loan facility, giving Oxford Finance the right to require us to repay the then outstanding debt immediately, and Oxford Finance could, among other things, foreclose on the collateral granted to them to collateralize such indebtedness, if we are unable to pay the outstanding debt immediately. A breach of the covenants contained in the credit facility documents and the acceleration of its repayment obligations by Oxford Finance could have a material adverse effect on our business, financial condition, results of operations and prospects.

The loan facility could have important negative consequences to the holders of our securities. For example, a portion of our cash flow from operations will be needed to make payments to Oxford Finance and will not be available to fund future operations. Additionally, we may have increased vulnerability to adverse general economic and industry conditions. Payment requirements under the credit facility will increase our cash outflows if and when the conditions for payment are triggered. Our future operating performance is subject to market conditions and business factors that are beyond our control. If our cash inflows and capital resources are insufficient to allow us to make required payments, we may have to reduce or delay capital expenditures, sell assets or seek additional capital. If we raise funds by selling additional equity, such sale would result in dilution to our stockholders. There is no assurance that if we are required to secure funding, we can do so on terms acceptable to us, or at all.

If we engage in acquisitions or strategic partnerships, this may increase our capital requirements, dilute our shareholders, cause us to incur debt or assume contingent liabilities, and subject us to other risks.

We may engage in various acquisitions and strategic partnerships in the future, including licensing or acquiring new or complementary products, intellectual property rights, technologies, or businesses. Any acquisition or strategic partnership may entail numerous risks, including:

- increased operating expenses and cash requirements;

- the assumption of indebtedness or contingent liabilities;

- the issuance of our equity securities which would result in dilution to our shareholders;

- assimilation of operations, intellectual property, products and product candidates of an acquired company, including difficulties associated with integrating new personnel;

- the diversion of our management's attention from our existing product programs and initiatives in pursuing such an acquisition or strategic partnership;

- retention of key employees, the loss of key personnel, and uncertainties in our ability to maintain key business relationships;

- risks and uncertainties associated with the other party to such a transaction, including the prospects of that party and their existing products or product candidates and regulatory approvals; and

- our inability to generate revenue from acquired intellectual property, technology and/or products sufficient to meet our objectives or even to offset the associated transaction and maintenance costs; and

- our assumption of liabilities of the acquired subsidiary or acquired assets.

In addition, if we undertake such a transaction, we may issue dilutive securities, assume or incur debt obligations, incur large one-time expenses and acquire intangible assets that could result in significant future amortization expense.

If we acquire additional assets and/or companies in the future, it could adversely affect our operating results and the value of our ADSs.

As part of our asset-centric business model and strategy, we may acquire additional assets and/or companies. Investments in our existing and any future subsidiaries and developmental assets involve numerous risks, including, but not necessarily limited to:

- risk of conducting research and development activities in new therapeutic areas or treatment modalities in which we have little to no experience;

- diversion of financial and managerial resources from existing operations;

- successfully negotiating a proposed acquisition, in-license or investment in a timely manner and at a price or on terms and conditions favorable to us;

- successfully combining and integrating a potential acquisition into our existing business to fully realize the benefits of such acquisition;

- the impact of regulatory reviews on a proposed acquisition, in-license or investment; and

- the assumption of liabilities of acquired subsidiaries and outcome of any legal proceedings that may be instituted with respect to the proposed acquisition, in-license or investment.

If we fail to properly evaluate potential acquisitions, in-licenses, investments or other transactions associated with the creation of new research and development programs or the maintenance of existing ones, we might not achieve the anticipated benefits of any such transaction, we might incur costs in excess of what we anticipate, and management resources and attention might be diverted from other necessary or valuable activities.

Risks Related to Our Business and the Clinical Development, Regulatory Review and Approval

Our product candidates are in various stages of development, including several in discovery and preclinical stages, and may fail in development or suffer delays that materially adversely affect their commercial viability and we may fail to differentiate our molecules, including ORX750, ORX142, ORX489 and other orexin agonist molecules, other LockBody molecules and/or the LockBody technology platform, from other available treatment options including other molecules in development.

We have no products on the market and most of the product candidates in our pipeline are in the early stages of development. For example, we currently have one product candidate that is in clinical development— ORX750. The remainder of our programs are in preclinical development. Our ability to achieve and sustain profitability depends on obtaining regulatory approvals for, and successfully commercializing, our product candidates, either alone or with third parties. Before obtaining regulatory approval for the commercial distribution of our product candidates, we or a collaborator must conduct extensive preclinical tests and clinical trials to demonstrate the safety and efficacy of our drug product candidates and the safety, purity, and potency or efficacy, of our biologic product candidates. Preclinical testing and clinical trials are expensive, difficult to design and implement, can take many years to complete and are uncertain as to outcome. Our current or future product candidates may cause undesirable or clinically unmanageable side effects, toxicities or have other properties when used alone or in combination with other approved products or investigational new drugs that could halt their clinical development, delay or prevent their marketing approval, limit their commercial potential, result in a more restrictive label or result in significant negative consequences. Historical results of preclinical studies or clinical studies will not be fully predictive of future results in ongoing or future studies, which is particularly pertinent in the case of our orexin agonist program. For example, certain other orexin agonist programs have reported visual disturbances, drug induced liver injury ("DILI") and other side-effects during clinical trials. There is no guarantee that ORX750 will not demonstrate the same or other serious and unexpected drug-related side effects which could materially and adversely impact our ability to develop and advance ORX750. The start or end of a clinical study is often delayed or halted due to changing regulatory requirements, manufacturing challenges, required clinical trial administrative actions, slower than anticipated patient enrollment, changing standards of care, availability or prevalence of use of a comparative drug or required prior therapy, clinical outcomes or financial constraints. For instance, delays or difficulties in patient enrollment or difficulties in retaining trial participants can result in increased costs, longer development times or termination of a clinical trial. Clinical trials of a new product candidate require the enrollment of a sufficient number of patients, including patients who are suffering from the disease the product candidate is intended to treat and who meet other eligibility criteria. Rates of patient enrollment are affected by many factors, including the size of the patient population, the eligibility criteria for the clinical trial, the age and condition of the patients, the stage and severity of disease, the nature of the protocol, the proximity of patients to clinical sites and the availability of effective treatments for the relevant disease.

A product candidate can unexpectedly fail at any stage of preclinical and clinical development. For example, in 2022, we chose to discontinue the lixivaptan program for the treatment of ADPKD, the small molecule EGFR Exon20 insertion mutation inhibitor program, the C797S mutation inhibitor program for the treatment of NSCLC, the ZF874 program for the treatment of AATD, and the dual-STAT3/5 degrader program in AML. Additionally, in December 2022, as a result of protocol defined stopping criterion having been met, we suspended dosing in the MAD stage of the Phase 1 study of CBS001, a neutralizing therapeutic mAb to the inflammatory membrane form of LIGHT for inflammatory/fibrotic diseases. In the first half of 2023, we deprioritized and paused all development activities associated with CBS001, CBS004, a therapeutic mAb targeting BDCA-2 for the potential treatment of autoimmune diseases, and MGX292, a protein-engineered variant of human bone morphogenetic protein 9 ("BMP9") for the treatment of pulmonary arterial hypertension ("PAH"). We subsequently terminated MGX292, and in late 2023, we out-licensed CBS004 to AnaptysBio Inc. In November 2024, we announced the voluntary discontinuation of the global clinical development program of SerpinPC, a novel inhibitor of APC that was being progressed for the treatment of hemophilia B. More recently, during the first quarter of 2025, we discontinued the clinical development of LB101, a conditionally tetravalent PD-L1xCD47 bispecific monoclonal antibody, and first generation LockBody candidate. This was a strategic decision based on the totality of clinical data to date from the Phase 1/2a first-in-human (FIH) dose escalation study of LB101 in participants with advanced solid tumors. A preliminary analysis of Phase 1 data showed LB101 was generally well-tolerated at doses comparable to the therapeutic dose of approved PD-L1 antibodies with no observations of anti-CD47 induced anemia or thrombocytopenia. These data were consistent with preclinical data that demonstrated the ability of the LockBody technology to 'lock' effector function until the LockBody construct reaches a tumor. Although the LB101 Phase 1 results did not support further development of CD47 as a target effector, we continue to evaluate the LockBody platform for its potential to deliver potent effectors into the TME while avoiding systemic toxicity. Data from the Phase 1 study are informing ongoing preclinical work focused on identifying new targets and effectors. The historical failure rate for product candidates is high due to scientific feasibility, safety, efficacy, changing standards of medical care and other variables. The results from preclinical testing or early clinical trials of a product candidate may not predict the results that will be obtained in later phase clinical trials of the product candidate. We, the FDA or other applicable regulatory authorities may suspend clinical trials of a product candidate at any time for various reasons, including a belief that subjects participating in such trials are being exposed to unacceptable health risks or adverse side effects. We may not be able to submit INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed. We may not have the financial resources to continue development of, or to enter into collaborations for, a product candidate if we experience any problems or other unforeseen events that delay or prevent regulatory approval of, or our ability to commercialize, product candidates, including:

- negative or inconclusive results from our clinical trials or the clinical trials of others for product candidates similar to ours, leading to a decision or requirement to conduct additional preclinical testing or clinical trials or abandon a program;

- serious and unexpected drug-related side effects experienced by participants in our clinical trials or by individuals using drugs similar to our product candidates;

- delays in submitting Investigational New Drug applications ("INDs"), Clinical Trial Applications ("CTAs"), or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

- conditions imposed by the FDA or comparable foreign authorities regarding the scope or design of our clinical trials;

- delays in enrolling or our inability to enroll research subjects in clinical trials;

- high drop-out rates of research subjects;

- inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of our clinical trials;

- greater than anticipated clinical trial costs;

- poor effectiveness of our product candidates during clinical trials;

- unfavorable FDA or other regulatory agency inspection and review of a clinical trial site;

- failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

- delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

- varying interpretations of data by the FDA and similar foreign regulatory agencies.

Some of the clinical trials performed to date were, and in the future we may conduct, open-label studies involving only a limited number of clinical sites and a limited number of patients. An "open-label" clinical trial is one where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing approved drug or placebo. Most typically, open-label clinical trials test only the investigational product candidate and sometimes may do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. Open-label clinical trials may be subject to a "patient bias" where patients perceive their symptoms to have improved merely due to their awareness of receiving an experimental treatment. Moreover, patients selected for early clinical studies often include the most severe sufferers and their symptoms may have been bound to improve notwithstanding the new treatment. In addition, open-label clinical trials may be subject to an "investigator bias" where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. The results from an open-label trial may not be predictive of future clinical trial results with any of our product candidates for which we include an open-label clinical trial when studied in a controlled environment with a placebo or active control.

We may not be successful in our efforts to identify, discover, in-license or otherwise acquire additional product candidates and may fail to capitalize on programs or product candidates that may be a greater commercial opportunity or for which there is a greater likelihood of success.

The success of our business depends upon our ability to identify, develop and commercialize product candidates. Research programs to identify new product candidates require substantial technical, financial and human resources. Although certain of our product candidates are currently in clinical or preclinical development, we may fail to identify other potential product candidates for clinical development for several reasons. For example, our research may be unsuccessful in identifying potential product candidates or our potential product candidates may be shown to have harmful side effects, may be commercially impracticable to manufacture or may have other characteristics that may make the products unmarketable or unlikely to receive marketing approval.

Additionally, because we have limited resources, we may forego or delay pursuit of opportunities with certain programs or product candidates or for indications that later prove to have greater commercial potential. Our spending on current and future research and development programs may not yield any commercially viable products. If we do not accurately evaluate the commercial potential for a particular product candidate, we may relinquish valuable rights to that product candidate through strategic collaboration, licensing or other arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate. Alternatively, we may allocate internal resources to a product candidate in a therapeutic area in which it would have been more advantageous to enter into a partnering arrangement.

If any of these events occur, we may be forced to abandon our development efforts with respect to a particular product candidate or fail to develop a potentially successful product candidate, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Success in preclinical studies or early clinical trials may not be indicative of results obtained in later trials.

Results from preclinical studies or previous clinical trials are not necessarily predictive of future clinical trial results, and interim results of a clinical trial are not necessarily indicative of final results. The results generated to date in preclinical studies or clinical trials for our product candidates do not ensure that later preclinical studies or clinical trials will demonstrate similar results. Our product candidates may fail to show the desired safety and efficacy in clinical development despite demonstrating positive results in preclinical studies or having successfully advanced through initial clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical and earlier stage clinical trials. In later-stage clinical trials, we will likely be subject to more rigorous statistical analyses than in completed earlier stage clinical trials. In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in clinical trial procedures set forth in protocols, differences in the size and type of the patient populations, adherence to the dosing regimen and other clinical trial protocols, and the rate of dropout among clinical trial participants. We cannot guarantee that any of our clinical trials will be conducted as planned or completed on schedule, or at all. Clinical trials can fail at any stage of testing and failure may result from a multitude of factors, including, among other things, flaws in study design, dose selection issues, placebo effects, patient enrollment criteria and failure to demonstrate favorable safety or efficacy traits.

There is a high failure rate for small molecule drugs and biologic products proceeding through clinical development. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in late-stage clinical trials even after achieving promising results in preclinical testing and earlier-stage clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. In addition, we may experience regulatory delays or rejections as a result of many factors, including due to changes in regulatory policy during the period of our product candidate development. Furthermore, the failure of any of our product candidates to demonstrate safety and efficacy in any clinical trial could negatively impact the perception of our other product candidates and/or cause the FDA or other regulatory authorities to require additional testing before approving any of our product candidates. Any such delays could materially and adversely affect our business, financial condition, results of operations and prospects.

We may encounter substantial delays or challenges in the initiation, conduct or completion of our clinical trials, and the results of clinical development are uncertain.

Before obtaining marketing approval from regulatory authorities for the sale of our product candidates, we must conduct extensive clinical trials to demonstrate the safety and efficacy of the product candidate for its intended indications. Clinical trials are expensive, time-consuming and uncertain as to outcome. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing. Events that may prevent successful or timely completion of clinical development include, without limitation:

- delay in completing preclinical studies;

- delays in reaching a consensus with regulatory authorities on trial design;

- delays in obtaining authorizations of INDs to commence a clinical trial;

- delays in reaching agreement or failing to agree on acceptable terms with prospective CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and clinical trial sites;

- delays in obtaining or failure to obtain Institutional Review Board ("IRB"), or independent ethics committee approval at each clinical trial site;

- delays in opening or failure to open a sufficient number of clinical trial sites and recruiting an adequate number of suitable patients to participate in our clinical trials;

- imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of our clinical trial operations or trial sites;

- delays in having patients complete participation in a trial or return for post-treatment follow-up;

- occurrence of clinical trial sites deviating from clinical trial protocol or dropping out of a clinical trial;

- obtaining sufficient product supply of product candidate for use in preclinical studies or clinical trials from third-party suppliers;

- occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

- changes in regulatory requirements and guidance that require amending or submitting new clinical protocols;
- failure to recruit and maintain a sufficient number of, or any, subjects in our existing and anticipated studies or clinical trials including trials of ORX750, ORX142, other orexin agonist molecules and any other LockBody candidates, and failure to meet expectations on executing our research and clinical development plans and the timing thereof; or

- geopolitical or macro factors such as the ongoing Russia-Ukraine war, the Middle East conflict(s) and tensions in U.S.-China relations.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us or impair our ability to generate revenue from future drug sales and regulatory and commercialization milestones. In addition, if we make manufacturing or formulation changes to our product candidates, we may need to conduct additional testing to bridge our modified product candidate to earlier versions. Clinical trial delays could also shorten any periods during which we may have the exclusive right to commercialize our product candidates, if approved, or allow our competitors to bring comparable drugs to market before we do, which could impair our ability to successfully commercialize our product candidates and may harm our business, financial condition, results of operations and prospects.

Additionally, if the results of our clinical trials are inconclusive or if there are safety concerns or serious adverse events associated with our product candidates, we may:

- be delayed in obtaining marketing approval, if at all;

- obtain approval for indications or patient populations that are not as broad as intended or desired;

- obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

- be subject to additional post-marketing testing requirements;

- be required to perform additional clinical trials to support approval or be subject to additional post-marketing testing requirements;

- have regulatory authorities withdraw, or suspend, their approval of the drug or impose restrictions on its distribution in the form of a modified risk evaluation and mitigation strategy ("REMS") plan;

- be subject to the addition of labeling statements, such as warnings or contraindications;

- be sued; or

- experience damage to our reputation.

Our drug development costs will also increase if we experience delays in testing or obtaining marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, need to be restructured or be completed on schedule, if at all.

Further, we, the FDA or other regulatory authorities, or an IRB or ethics committee of the institutions in which our clinical trials are being conducted, or the Data Safety Monitoring Board for such trials, if any, may suspend or terminate our clinical trials. Such authorities may suspend or terminate a clinical trial at any time due to a number of factors, including if it appears that we or our collaborators are failing to conduct a trial in accordance with regulatory requirements, including the FDA's current Good Clinical Practice ("GCP"), regulations, unforeseen safety issues or unacceptable health risks, failure to demonstrate a benefit from the product candidates, or if the FDA finds deficiencies in our INDs or the conduct of these trials. Therefore, we cannot predict with any certainty the schedule for commencement and completion of future clinical trials. If we experience delays in the commencement or completion of our clinical trials, or if we terminate a clinical trial prior to completion, the commercial prospects of our product candidates could be negatively impacted, and our ability to generate revenues from our product candidates may be delayed or eliminated entirely.

Even if we complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent us from obtaining approvals for the commercialization of our product candidates.

Any product candidate we develop and the activities associated with its development and commercialization, including its design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale, and distribution, are subject to comprehensive regulation by the FDA and other regulatory authorities in the United States and by comparable authorities in other countries. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate in a given jurisdiction. We have not received approval to market any product candidates from regulatory authorities in any jurisdiction and it is possible that none of the product candidates we are developing or may seek to develop in the future will ever obtain regulatory approval. We have no experience in submitting and supporting the applications necessary to gain marketing approvals and expect to rely on third-party CROs or regulatory consultants to assist us in this process. Securing regulatory approval requires the submission of extensive preclinical and clinical data and supporting information to the various regulatory authorities for each therapeutic indication to establish the product candidate's safety and efficacy. Securing regulatory approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the relevant regulatory authority. Any product candidates we develop may not be effective, may be only moderately effective, or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude its obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals is expensive, may take many years if additional clinical trials are required, if approval is obtained at all, and can vary substantially based upon a variety of factors, including the type, complexity, and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. The FDA and comparable authorities in other countries have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional preclinical, clinical or other studies. This is particularly true for clinical trials in rare diseases, where the very small patient population makes it difficult or impossible to conduct traditional, adequate and well-controlled studies, and therefore the FDA or comparable foreign regulatory authorities are often required to exercise flexibility in approving therapies for such diseases. To the extent that the results of the trials are not satisfactory to the FDA or comparable foreign regulatory authorities for support of a marketing application, we may be required to expend significant resources, which may not be available to us, to conduct additional trials in support of potential approval of our product candidates. In addition, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit, or prevent marketing approval of a product candidate. Any marketing approval that we may ultimately obtain could be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable.

If we experience delays in obtaining approval or if we fail to obtain approval of any product candidates we may develop, the commercial prospects for those product candidates may be harmed, and our ability to generate revenues may be materially impaired.

We may find it difficult to enroll patients in our clinical trials, which could delay or prevent us from proceeding with clinical trials of our product candidates.

Identifying and qualifying patients to participate in clinical trials of our product candidates is critical to our success. The timing of our clinical trials depends on our ability to recruit patients to participate in such trials as well as the completion of any required follow-up periods. Some of our product candidates are designed to target orphan indications. For example, SerpinPC was being developed for the treatment of hemophilia. Trials in orphan indications often take longer to enroll than trials for other indications due to the smaller patient population from which subjects can be recruited. We may experience delays in any of our future clinical trials. If patients are unwilling to participate in our studies because of negative publicity from adverse events related to certain modalities utilized in one or more of our product candidates, competitive clinical trials for similar patient populations or for other reasons, the timeline for recruiting patients, conducting studies and obtaining regulatory approval of our product candidates may be delayed. delays could result in increased costs, delays in advancing our product candidates, delays in testing the effectiveness of our product candidates or termination of the clinical trials altogether.

We may not be able to identify, recruit and enroll a sufficient number of patients, or those with required or desired characteristics, to complete our clinical trials in a timely manner. Patient enrollment and trial completion is affected by factors including:

- size of the patient population and process for identifying subjects;

- design of the trial protocol;

- eligibility and exclusion criteria;

- perceived risks and benefits of the product candidate under study;

- perceived risks and benefits of approaches utilized by one or more of our product candidates for the treatment of diseases;

- availability of competing therapies and clinical trials;

- severity of the disease under investigation;

- proximity and availability of clinical trial sites for prospective subjects;

- ability to recruit clinical trial investigators with the appropriate competencies and experience;

- ability to obtain and maintain subject consent;

- risk that enrolled subjects will drop out before completion of the trial;

- patient referral practices of physicians;

- ability to monitor subjects adequately during and after treatment; and

- factors we may not be able to control, such as current or potential pandemics that may limit patients, principal investigators or staff or clinical site availability and geopolitical conflicts such as the Russia-Ukraine war, the Middle East conflict(s) and tensions in U.S.-China relations.

We plan to seek initial marketing approval in the United States and certain other major markets such as major countries in the EU, and the United Kingdom. We may not be able to initiate or continue clinical trials if we cannot enroll a sufficient number of eligible patients to participate in the clinical trials required by FDA, EMA, MHRA or other regulatory authorities. Our ability to successfully initiate, enroll and complete a clinical trial in any foreign country is subject to numerous risks unique to conducting business in foreign countries, including:

- difficulty in establishing or managing relationships with CROs, and physicians;

- difficulty in obtaining local regulatory approval to conduct clinical trials;

- different standards for the conduct of clinical trials;

- our inability to locate qualified local consultants, physicians and partners; and

- the potential burden of complying with a variety of foreign laws, medical standards and regulatory requirements, including the regulation of pharmaceutical and biotechnology products and treatment.

If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay, limit or terminate ongoing or planned clinical trials, any of which would have an adverse effect on our business, financial condition, results of operations and prospects.

We are dependent on third parties having accurately generated, collected, interpreted and reported data from certain preclinical studies and clinical trials that were previously conducted for our product candidates.

We have licensed patent and other intellectual property rights from third parties and we may continue to seek and enter into similar licenses for future programs. In certain cases, we intend to rely on results of studies previously conducted by third parties to support our own development of these candidates. In such cases, we may have no involvement with or control over the preclinical and clinical development of any of such product candidates prior to obtaining the in-license. Therefore, we would be dependent on these third parties having conducted their research and development in accordance with the applicable protocols, legal and regulatory requirements, and scientific standards; having accurately reported the results of all preclinical studies and clinical trials conducted with respect to such product candidates and having correctly collected and interpreted the data from these studies and trials. If these activities were not compliant, accurate or correct, the clinical development, regulatory approval or commercialization of our product candidates will be adversely affected.

We may be unable to obtain U.S. or foreign regulatory approval and, as a result, unable to develop and/or commercialize our product candidates.

Our product candidates are subject to extensive governmental regulations relating to, among other things, research, testing, development, manufacturing, safety, efficacy, approval, recordkeeping, reporting, labeling, storage, packaging, advertising and promotion, pricing, marketing and distribution of drugs. Rigorous preclinical testing and clinical trials and an extensive regulatory approval process are required to be successfully completed in the U.S. and in many foreign jurisdictions before a new drug can be marketed. Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. Regulatory agencies may also impose restrictions or conditions on the development of our product candidates which may delay or adversely impact their planned development. For example, we might need to exceed the current maximum exposure limit set by FDA for our Phase 1 first-in-human clinical trial of ORX750, and this might result in a material delay to the current planned development of ORX750, or add significant additional cost, or require that we make significant adjustments including protocol changes, or we might not be successful in having the maximum exposure limit amended or removed by the FDA at all, in each case, which may materially and adversely impact our ability to develop or commercialize ORX750 in a timely manner or at all and consequently, our business could be substantially harmed. It is possible that none of the product candidates we may develop will obtain the regulatory approvals necessary for us or our collaborators to begin selling them. Regulatory authorities may also fail to approve the facilities or processes used to manufacture a product candidate, our dosing or delivery methods.

We have very limited experience in conducting and managing the clinical trials necessary to obtain regulatory approvals, including approval by the FDA. The time required to obtain FDA and other approvals is unpredictable but typically takes many years following the commencement of clinical trials, depending upon the type, complexity and novelty of the product candidate. The standards that the FDA and its foreign counterparts use when regulating us are not always applied predictably or uniformly and can change. Any analysis we perform on data from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. We may also encounter unexpected delays or increased costs due to new government regulations, for example, from future legislation or administrative action, or from changes in FDA policy during the period of product development, clinical trials and FDA regulatory review. It is impossible to predict whether legislative changes will be enacted, or whether FDA or foreign regulations, guidance or interpretations will be changed, or what the impact of such changes, if any, may be. In addition, the U.S. Supreme Court's July 2024 decision to overturn established case law giving deference to regulatory agencies' interpretations of ambiguous statutory language has introduced uncertainty regarding the extent to which the FDA's regulations, policies and decisions may become subject to increasing legal challenges, delays, and/or changes.

In certain cases in the future, we may develop therapies that may represent a new class of drug for which the FDA and its foreign counterparts have not yet established any definitive policies, practices or guidelines in relation to these drugs. For example, we may in the future develop product candidates that we believe are regulated as new drugs under the Federal Food, Drug, and Cosmetic Act, but the FDA could decide to regulate them or other products we may develop as biologics under the Public Health Service Act. The lack of policies, practices or guidelines may hinder or slow review by the FDA of any regulatory filings that we may submit. Moreover, the FDA may respond to these submissions by defining requirements we may not have anticipated. Such responses could lead to significant delays in the clinical development of our product candidates. In addition, because there may be approved treatments for some of the diseases for which we may seek approval, in order to receive regulatory approval, we may need to demonstrate through clinical trials that the product candidates we develop to treat these diseases, if any, are not only safe and effective, but safer or more effective than existing products.

Any delay or failure in obtaining required approvals could have a material adverse effect on our ability to generate revenues from the particular product candidate for which we are seeking approval. Furthermore, any regulatory approval to market a product may be subject to limitations on the approved uses for which we may market the product or the labeling or other restrictions. In addition, the FDA has the authority to require a REMS plan as part of a new drug application ("NDA"), or biologics license application ("BLA"), or after approval, which may impose further requirements or restrictions on the distribution or use of an approved drug or biologic, such as limiting prescribing to certain physicians or medical centers that have undergone specialized training, limiting treatment to patients who meet certain safe-use criteria and requiring treated patients to enroll in a registry. These limitations and restrictions may limit the size of the market for the product and affect reimbursement by third-party payors.

We are also subject to numerous foreign regulatory requirements governing, among other things, the conduct of clinical trials, manufacturing and marketing authorization, pricing and third-party reimbursement. The foreign regulatory approval process varies among countries and may include all of the risks associated with FDA approval described above as well as risks attributable to the satisfaction of local regulations in foreign jurisdictions. Moreover, the time required to obtain approval may differ from that required to obtain FDA approval. Approval by the FDA does not ensure approval by regulatory authorities outside the U.S. and vice versa.

Interim, "top-line," and preliminary data from our clinical trials that we announce or publish from time to time may change as more patient data become available or as additional analyses are conducted, and as the data are subject to audit and verification procedures, there could be material changes in the final data.

From time to time, we may publish interim, "top-line," or preliminary data from our clinical studies. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or "top-line" data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously published. As a result, interim and preliminary data should be viewed with caution until the final data are available. Material adverse changes between preliminary, "top-line," or interim data and final data could significantly harm our business prospects.

We may be unable to obtain orphan drug designation or exclusivity. If our competitors are able to obtain orphan drug exclusivity for products that constitute the same drug and treat the same indications as our product candidates, we may not be able to have our competing product candidates approved by the applicable regulatory authority for a significant period of time.

We may seek orphan drug designation for our product candidates where applicable, but there is no assurance the FDA or other regulatory authorities would grant orphan drug designation or, if granted, there is no assurance we can maintain orphan drug designation or obtain any benefits associated with orphan drug designation, including market exclusivity. Regulatory authorities in some jurisdictions, including the United States and the European Union, may designate drugs and biologics intended to treat relatively small patient populations as orphan drugs. Under the Orphan Drug Act of 1983, FDA may designate a product candidate as an orphan drug if it is intended to treat a rare disease or condition, which is defined as a disease or condition having a patient population of fewer than 200,000 individuals in the United States, or a patient population greater than 200,000 in the United States where there is no reasonable expectation that the cost of developing the drug will be recovered from sales in the United States. In the EU, the European Commission, after recommendation from the EMA's Committee for Orphan Medicinal Products, grants orphan designation in respect of products that are intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition which either affects not more than 5 in 10,000 persons in the EU when the application for orphan designation is made, or products intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition when, without incentives, it is unlikely that sales of the product in the EU would be sufficient to justify the necessary investment in developing the product. In each case, there must be no satisfactory method of diagnosis, prevention or treatment which is authorized for marketing in the EU, or, if such a method exists, the product would be of significant benefit to those affected by the condition.

Certain of our current product candidates, and our future potential product candidates may target patient populations that are smaller than the numbers described above. If we request orphan drug designation for our product candidates, there can be no assurances that FDA or the European Commission will grant any of our product candidates such designation. Additionally, the designation of any of our product candidates as an orphan product does not guarantee that any regulatory agency will accelerate regulatory review of, or ultimately approve, that product candidate, nor does it limit the ability of any regulatory agency to grant orphan drug designation to product candidates of other companies that treat the same indications as our product candidates prior to our product candidates receiving exclusive marketing approval.

Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the European Commission from approving another marketing application for a product that constitutes the same drug (or a "similar medicinal product" in the EU) treating the same indication for that marketing exclusivity period, except in limited circumstances. If another sponsor receives such approval before we do (regardless of our orphan drug designation), we will be precluded from receiving marketing approval for our product for the applicable exclusivity period. The applicable period is seven years in the United States and 10 years in the European Union. The exclusivity period in the United States can be extended by six months if the sponsor submits pediatric data that fairly respond to a written request from the FDA for such data, and the exclusivity period in the EU can be extended by two years when the results of pediatric studies are completed in accordance with a fully compliant pediatric investigation plan and reflected in the summary of product characteristics (SmPC). The exclusivity period in the European Union can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is sufficiently profitable so that market exclusivity is no longer justified. Proposed amendments to EU legislation regarding orphan medicines are under consideration that, if implemented following the conclusion of the legislative process, have the potential to shorten the ten-year period of marketing exclusivity. Orphan drug exclusivity may be revoked if any regulatory agency determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition.

Even if we obtain orphan drug exclusivity for a product candidate, that exclusivity may not effectively protect the product candidate from competition because different drugs can be approved for the same condition. In the United States, even after an orphan drug is approved, the FDA may subsequently approve another drug for the same condition if the FDA concludes that the latter drug is not the same drug or is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the EU, a marketing authorization may be granted to a similar medicinal product for the same orphan indication if:

- the second applicant can establish in its application that its medicinal product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior;

- the holder of the marketing authorization for the original orphan medicinal product consents to a second orphan medicinal product application; or

- the holder of the marketing authorization for the original orphan medicinal product cannot supply sufficient quantities of orphan medicinal product.

We face significant competition in an environment of rapid technological change and the possibility that our competitors may achieve regulatory approval before us or develop therapies that are more advanced or effective than ours, which may adversely affect our ability to successfully market or commercialize our product candidates and our financial condition.

The biotechnology and pharmaceutical industries are characterized by rapidly changing technologies, significant competition and a strong emphasis on intellectual property. We face substantial competition from many different sources, including large and specialty pharmaceutical and biotechnology companies, academic research institutions, government agencies and public and private research institutions. In addition, we face competition from other companies that have adopted business models that are similar to ours in which they establish strategic alliances, create joint ventures or collaborations, or enter into licensing arrangements with third parties for programs, product candidates, technologies or intellectual property. We may not be able to compete effectively with such companies. See "—We may not be successful in our efforts to use our differentiated asset-centric approach to drug discovery and development to build a pipeline of product candidates with commercial value."

Many of our potential competitors, alone or with their strategic partners, may have substantially greater financial, technical and other resources, such as larger research and development, clinical, marketing and manufacturing organizations. Mergers and acquisitions in the biotechnology and pharmaceutical industries may result in even more resources being concentrated among a smaller number of competitors. Our commercial opportunity could be reduced or eliminated if competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Competitors also may obtain FDA or other regulatory approval for their products more rapidly or earlier than we may obtain approval for ours, which could result in our product being prevented from being marketed for significant periods (for example, where our competitor has secured regulatory exclusivity) or our competitors establishing a strong market position before we are able to enter the market. Additionally, technologies developed by our competitors may render our potential product candidates uneconomical or obsolete, and we may not be successful in marketing our product candidates against competitors.

In addition, as a result of the expiration or successful challenge of our patent rights, we could face more litigation with respect to the validity and/or scope of patents relating to our competitors' products. The availability of our competitors' products could limit the demand, and the price we are able to charge, for any products that we may develop and commercialize.

Our product candidates and the process for administering our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, limit the commercial potential or result in significant negative consequences following any potential marketing approval.

Our product candidates may cause undesirable side effects. Additionally, the administration process or related procedures also can cause adverse side effects. Adverse events that occur in our trials may cause us, or cause regulatory authorities or others to order us to halt, delay or amend preclinical development or clinical development of our product candidates and could result in more restrictive labeling or the denial of regulatory approval of our product candidates for any or all targeted indications. Even if serious adverse events are unrelated to study treatment, such occurrences could affect patient enrollment or the ability of enrolled patients to complete the trial. In addition, if any of our product candidates are tested or used in combination with other drugs, these combinations may have additional side effects, which could be more severe than those caused by either therapy alone.

In June 2022, we announced our strategic decision to discontinue development of lixivaptan for ADPKD including both the Phase 3 ACTION Study and the open-label ALERT Study. The decision was based on a thorough reassessment of the commercial potential of lixivaptan as a potential best-in-class therapy for patients with ADPKD, and the incremental development challenges and associated costs, following a recent observation of ALT and AST elevations in one subject in the ALERT Study.

We also decided to discontinue development of ZF874 for the treatment of AATD following a report of an adverse event involving elevated liver enzymes in a PiMZ subject dosed with 5 mg/kg BID of ZF874 in our Phase 1 study. In November 2021, we reported that elevated liver enzymes were observed in a subject dosed with 15 mg/kg BID of ZF874 in the first cohort of patients within Part B of the Phase 1 study. Based on the results of the Phase 1 study observed to date, we concluded that ZF874 was unlikely to achieve the desired target product profile.

Additionally, certain of our product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed, or if our product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

Furthermore, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates or those of our competitors may only be uncovered when a significantly larger number of patients have been exposed to the drug. While we believe that our product candidates have demonstrated manageable tolerability profiles thus far in the target indications, there can be no assurance that it or any of our other product candidates will not cause more severe side effects in a greater proportion of patients. In addition, some of our product candidates are intended to address limitations in current treatment approaches by offering potentially greater tolerability. If we do not observe a favorable tolerability profile in testing of such product candidates that differentiate them from competitors in the market, we may decide to suspend or terminate development of such candidates.

In addition, certain of our product candidates target diseases that are life-threatening or are associated with significant co-morbidities. For example, some of our product candidates are designed to address cancers, an indication in which patients may undergo treatment with other therapies such as chemotherapy, radiation, and/or other high dose or myeloablative treatments in the course of treatment of their disease, and may therefore experience side effects or AEs, including death, that are unrelated to our product candidates. While these side effects or AEs may be unrelated to our product candidates, they may still affect the success of our clinical trials. The inclusion of critically ill patients in our clinical trials may also result in deaths or other adverse medical events due to underlying disease or to other therapies or medications that such patients may receive.

Additionally, if any of our product candidates receives marketing approval, FDA could require us to adopt a REMS to ensure that the benefits outweigh its risks, which may include, among other things, a medication guide outlining the risks of the product for distribution to patients and a communication plan to health care practitioners. Furthermore, if we or others later identify undesirable side effects caused by our product candidate, several potentially significant negative consequences could result, including:

- regulatory authorities may suspend or withdraw approvals of such product candidate;
- regulatory authorities may require additional warnings on the label;
- we may be required to change the way a product candidate is administered or conduct additional clinical trials;
- we could be sued and held liable for harm caused to patients; and
- our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of our product candidates and could significantly harm our business, prospects, financial condition and results of operations.

We may not be able to submit INDs or IND amendments to commence additional clinical trials on the timelines we expect, and even if we are able to, the FDA may not permit us to proceed or may subject its approval to certain conditions.

Currently, certain of the product candidates in our pipeline have not yet commenced clinical trials, and are in preclinical development. We may not be able to submit INDs for our product candidates on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing further clinical trials to begin, or that, once begun, issues will not arise that suspend or terminate clinical trials. Additionally, even if such regulatory authorities agree with the design and implementation of the clinical trials set forth in an IND, we cannot guarantee that such regulatory authorities will not change their requirements in the future. These considerations also apply to new clinical trials we may submit as amendments to existing INDs or to a new IND. Any failure to file INDs on the timelines we expect or to obtain regulatory approvals for our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all. The FDA may also impose restrictions or conditions on the development of our product candidates which may delay or adversely impact their planned development. For example, we might need to exceed the current maximum exposure limit set by the FDA for our Phase 1 first-in-human, clinical trial of ORX750, and this might result in a material delay to the current planned development of ORX750, or add significant additional cost, or require that we make significant adjustments including protocol changes, or we might not be successful in having the maximum exposure limit amended or removed by the FDA at all, in each case, which may materially and adversely impact our ability to conduct our ORX750 clinical trials and/or develop or commercialize ORX750 in a timely manner or at all and consequently, our business could be substantially harmed.

We are currently conducting and plan to conduct future clinical trials for certain product candidates outside the United States, and the FDA and comparable foreign regulatory authorities may not accept data from such trials.

We are currently conducting and plan to conduct future clinical trials for certain product candidates outside the United States, including in Europe. The acceptance of study data from clinical trials conducted outside the United States or another jurisdiction by the FDA or comparable foreign regulatory authority may be subject to certain conditions or may not be accepted at all. The FDA will generally not consider the data from a foreign clinical trial not conducted under an IND unless (i) the trial was well-designed and well-conducted in accordance with GCP requirements, including requirements for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials in a way that provides assurance that the data and reported results are credible and accurate and that the rights, safety, and well-being of trial subjects are protected; and (ii) the FDA is able to validate the data from the trial through an on-site inspection, if necessary. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (i) the data are applicable to the U.S. population and U.S. medical practice; (ii) the trials were performed by clinical investigators of recognized competence; and (iii) the data may be considered valid without the need for an on-site inspection by the FDA or, if the FDA considers such as inspection to be necessary, the FDA is able to validate the data through an on-site inspection or other appropriate means. Additionally, the FDA's clinical trial requirements, including sufficient size of patient populations and statistical powering, must be met. Many foreign regulatory authorities have similar approval requirements. In addition, such foreign trials would be subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any comparable foreign regulatory authority will accept data from trials conducted outside of the United States or the applicable jurisdiction. If the FDA or any comparable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which could be costly and time-consuming, and which may result in product candidates that we may develop not receiving approval for commercialization in the applicable jurisdiction.

Even if we obtain and maintain approval for our product candidates from the FDA, we may never obtain approval for our product candidates outside of the United States, which would limit our market opportunities and adversely affect our business.

Approval of a product candidate in the United States by the FDA does not ensure approval of such product candidate by regulatory authorities in other countries or jurisdictions, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. Sales of our product candidates outside of the United States will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Even if the FDA grants marketing approval for a product candidate, comparable regulatory authorities of foreign countries also must approve the manufacturing and marketing of the product candidates in those countries. Approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and more onerous than, those in the United States, including additional preclinical studies or clinical trials. In many countries outside the United States, a product candidate must be approved for reimbursement before it can be approved for sale in that country. In some cases, the price that we intend to charge for our products, if approved, is also subject to approval. We intend to submit a marketing authorization application to the EMA for approval of our product candidates in the European Union, but obtaining such approval from the European Commission following the opinion of the EMA is a lengthy and expensive process. We may also submit marketing applications to regulators in other jurisdictions, such as to the MHRA in the United Kingdom. Even if a product candidate is approved, the FDA, the European Commission, the MHRA and other foreign regulatory authorities, as the case may be, may limit the indications for which the product may be marketed, require extensive warnings on the product labeling or require expensive and time-consuming additional clinical trials or reporting as conditions of approval. Regulatory authorities in countries outside of the United States and the European Union also have requirements for approval of product candidates with which we must comply prior to marketing in those countries. Obtaining foreign regulatory approvals and compliance with foreign regulatory requirements could result in significant delays, difficulties and costs for us and could delay or prevent the introduction of our product candidates in certain countries.

Further, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries. Also, regulatory approval for any of our product candidates may be withdrawn. If we fail to comply with the regulatory requirements, our target market will be reduced and our ability to realize the full market potential of our product candidates will be harmed and our business, financial condition, results of operations and prospects will be adversely affected.

We may seek Fast Track designation for any of our other current or future product candidates. This designation may not lead to a faster development or regulatory review or approval process, and does not increase the likelihood that our product candidates will receive marketing approval.

If a drug or biologic is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical needs for this condition, the product sponsor may apply for FDA Fast Track designation for a particular indication. We may seek Fast Track designation for certain of our other current and future product candidates, but there is no assurance that the FDA will grant this status to any of our proposed product candidates. The FDA has broad discretion whether or not to grant Fast Track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we receive Fast Track designation for any of our product candidates, we may not experience a faster development process, regulatory review or approval compared to conventional FDA procedures, and receiving a Fast Track designation does not provide assurance of ultimate FDA approval. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.

We may seek accelerated approval for any of our current or future product candidates. Accelerated approval, even if granted, may not lead to a faster commercial launch of the product and does not increase the likelihood that our product candidates will receive marketing approval.

We may seek approval of our product candidates, where applicable, under the FDA's accelerated approval program. A product may be eligible for accelerated approval if it treats a serious or life-threatening condition, generally provides a meaningful advantage over available therapies, and demonstrates an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, or IMM, that is reasonably likely to predict an effect on IMM or other clinical benefit. As a condition of accelerated approval, the FDA likely would require that we perform adequate and well-controlled post-marketing clinical trials to confirm the product's clinical benefit. These confirmatory trials must be completed with due diligence. Under FDORA, the FDA is permitted to require, as appropriate, that a post-approval confirmatory study or studies be underway prior to approval or within a specified time period after the date of approval for a product granted accelerated approval. FDORA also requires sponsors to send updates to the FDA every 180 days on the status of such studies, including progress toward enrollment targets, and the FDA must promptly post this information publicly. FDORA also gives the FDA increased authority to withdraw approval of a drug or biologic granted accelerated approval on an expedited basis if the sponsor fails to conduct such studies in a timely manner, send the necessary updates to the FDA, or if such post-approval studies fail to verify the drug's predicted clinical benefit. Under FDORA, the FDA is empowered to take action, such as issuing fines, against companies that fail to conduct with due diligence any post-approval confirmatory study or submit timely reports to the agency on their progress. In addition, the FDA currently requires, unless otherwise informed by the agency, pre-approval of promotional materials for products receiving accelerated approval, which could adversely impact the timing of the commercial launch of the product. Thus, even if we seek to utilize the accelerated approval program, we may not be able to obtain accelerated approval and, even if we do, we may not experience a faster commercial launch of the product. In addition, receiving accelerated approval does not assure that the product's accelerated approval will eventually be converted to a traditional approval.

We may seek designation for a current or future platform as a designated platform technology, but we might not receive such designation, and even if we do, such designation may not lead to a faster regulatory review or approval process.

We may seek designation for our current or future platform as a designated platform technology. Under FDORA, a platform technology incorporated within or utilized by a drug or biological product is eligible for designation as a designated platform technology if (1) the platform technology is incorporated in, or utilized by, a drug approved under an NDA or a biologic licensed under a BLA; (2) preliminary evidence submitted by the sponsor of the approved drug or licensed biologic, or a sponsor that has been granted a right of reference to data submitted in the application for such drug or biologic, demonstrates that the platform technology has the potential to be incorporated in, or utilized by, more than one drug or biologic without an adverse effect on quality, manufacturing, or safety; and (3) data or information submitted by the applicable person indicates that incorporation or utilization of the platform technology has a reasonable likelihood to bring significant efficiencies to the drug or biologic development or manufacturing process and to the review process. A sponsor may request the FDA to designate a platform technology as a designated platform technology concurrently with, or at any time after, submission of an IND application for a drug or biologic that incorporates or utilizes the platform technology that is the subject of the request. If so designated, the FDA may expedite the development and review of any subsequent original NDA for a drug or BLA for a biologic that uses or incorporates the platform technology. Even if we believe our current or future platform technology meets the criteria for such designation, the FDA may disagree and instead determine not to grant such designation. In addition, the receipt of such designation for a platform technology does not ensure that a drug or biologic will be developed more quickly or receive FDA approval. Moreover, the FDA may revoke a designation if the FDA determines that a designated platform technology no longer meets the criteria for such designation.

Even if we receive regulatory approval of one or more of our product candidates, we would be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

Any regulatory approvals that we receive for our product candidates will require surveillance to monitor the safety and efficacy of the product candidate. The FDA may also require a REMS in order to approve our product candidates, which could entail requirements for a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. In addition, if the FDA or a comparable foreign regulatory authority approves our product candidates, the manufacturing processes, labeling, packaging, distribution, adverse event reporting, storage, advertising, promotion, import, export and recordkeeping for our product candidates will be subject to extensive and ongoing regulatory requirements. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMP for product manufacturing and compliance with GLP and GCP requirements for any studies that we conduct post-approval. In addition, manufacturers are required to comply with applicable product tracking and tracing requirements. Manufacturers and other parties involved in the drug supply chain for prescription drug products must also notify the FDA of counterfeit, diverted, stolen and intentionally adulterated products or products that are otherwise unfit for distribution in the United States. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in, among other things:

- restrictions on the marketing or manufacturing of our product candidates, withdrawal of the product from the market or voluntary or mandatory product recalls;

- manufacturing delays and supply disruptions where regulatory inspections identify observations of noncompliance requiring remediation;

- revisions to the labeling, including limitation on approved uses or the addition of additional warnings, contraindications or other safety information, including boxed warnings;

- imposition of a REMS, which may include distribution or use restrictions;

- requirements to conduct additional post-market clinical trials to assess the safety of the product;

- fines, warning letters or holds on clinical trials;

- refusal by the FDA to approve pending applications or supplements to approved applications filed by us or suspension or revocation of approvals;

- product seizure or detention, or refusal to permit the import or export of our product candidates; and

- injunctions or the imposition of civil or criminal penalties.

Additionally, under FDORA, sponsors of approved drugs and biologics must provide 6 months' notice to the FDA of any changes in marketing status, such as the withdrawal of a drug, and failure to do so could result in the FDA placing the product on a list of discontinued products, which would revoke the product's ability to be marketed.

The FDA's and other regulatory authorities' policies may change and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability.

The market opportunities for our oncology product candidates may be relatively small since the patients who may potentially be treated with our oncology product candidates are those who are ineligible for or have failed prior treatments, and our estimates of the prevalence of our target patient populations may be inaccurate.

Cancer therapies are sometimes characterized by line of therapy (first line, second line, third line, fourth line, etc.), and the FDA often approves new therapies initially only for a particular line or lines of use. When cancer is detected early enough, first line therapy is sometimes adequate to cure the cancer or prolong life without a cure. Whenever first line therapy, usually chemotherapy, antibody drugs, tumor-targeted small molecules, hormone therapy, radiation therapy, surgery, or a combination of these, proves unsuccessful, second line therapy may be administered. Second line therapies often consist of more chemotherapy, radiation, antibody drugs, tumor-targeted small molecules, or a combination of these. Third line therapies can include chemotherapy, antibody drugs and small molecule tumor-targeted therapies, more invasive forms of surgery, and new technologies. There is no guarantee that our product candidates, even if approved as a second or third or subsequent line of therapy, would be approved for an earlier line of therapy, and, prior to any such approvals, we may have to conduct additional clinical trials.

Our projections of both the number of people who have the cancers we are targeting, who may have their tumors genetically sequenced, as well as the subset of people with these cancers in a position to receive a particular line of therapy and who have the potential to benefit from treatment with our product candidates, are based on our beliefs and estimates. These estimates have been derived from a variety of sources, including scientific literature, surveys of clinics, patient foundations or market research, and may prove to be incorrect. Further, new therapies may change the estimated incidence or prevalence of the cancers that we are targeting. Consequently, even if our product candidates are approved for a second or third line of therapy, the number of patients that may be eligible for treatment with our product candidates may turn out to be much lower than expected. In addition, we have not yet conducted market research to determine how treating physicians would expect to prescribe a product that is approved for multiple tumor types if there are different lines of approved therapies for each such tumor type.

If we decide in the future to develop our product candidates in combination with other therapies, such strategy may expose us to additional risks.

We may in the future develop one or more of our product candidates in combination with one or more approved or unapproved therapies. Even if any product candidate we develop were to receive marketing approval for use in combination with other approved therapies, the FDA, the EMA, the MHRA or comparable foreign regulatory authorities outside of the United States could still revoke approval of the therapy used in combination with our product. If the therapies used in combination with our product candidates are replaced as the standard of care for the indications we choose for any of our product candidates, the FDA, the EMA, the MHRA or comparable foreign regulatory authorities may require us to conduct additional clinical trials. The occurrence of any of these risks could result in our own products, if approved, being removed from the market or being less successful commercially.

Further, we will not be able to market and sell any product candidate we develop in combination with an unapproved cancer therapy for a combination indication if that unapproved therapy does not ultimately obtain marketing approval either alone or in combination with our product. In addition, unapproved cancer therapies face the same risks described with respect to our product candidates currently in development and clinical trials, including the potential for serious adverse effects, delay in their clinical trials and lack of FDA approval.

If the FDA, EMA, MHRA or comparable foreign regulatory authorities do not approve these other products or revoke their approval of, or if safety, efficacy, quality, manufacturing or supply issues arise with, the products we choose to evaluate in combination with the product candidate we develop, we may be unable to obtain approval of or market such combination therapy.

Certain of our product candidates are expected to be used with a drug delivery system and thus may be regulated as a combination product and may face additional challenges, risks and delays in the product development and regulatory approval process.

Certain of our product candidates may be used with a drug delivery system and thus may be regulated as a combination product. When evaluating product candidates that utilize a specific drug delivery system or device, the FDA will evaluate the characteristics of that delivery system and its functionality, as well as the potential for undesirable interactions between the drug and the delivery system, including the potential to negatively impact the safety or effectiveness of the drug. The FDA review process can be more complicated for combination products, and may result in delays, particularly if novel delivery systems are involved. Additionally, quality or design concerns with the delivery system could delay or prevent regulatory approval and commercialization of devices.

Risks Related to our Reliance on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and clinical trials and if these third parties perform in an unsatisfactory manner, our business could be substantially harmed.

We currently conduct and expect to continue to rely on third parties such as contract development and manufacturing organizations, or CMOs, and contract research organizations, or CROs, to manufacture our products and conduct our clinical trials. We do not currently have the ability to independently conduct large-scale clinical trials, such as a Phase 3 clinical trial, without assistance of third parties.

We have relied upon and plan to continue to rely upon medical institutions, clinical investigators, contract laboratories and other third parties, such as CROs, to conduct or assist us in conducting GCP-compliant clinical trials on our product candidates properly and on time, and may not currently have all of the necessary contractual relationships in place to do so. Once we have established contractual relationships with such third-party CROs, we will have only limited control over their actual performance of these activities.

We and our CMOs, CROs and other vendors are required to comply with cGMP, GCP and GLP which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the European Union and any comparable foreign regulatory authorities for all of our product candidates in preclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of trial sponsors, principal investigators, clinical trial sites and other contractors. Although we rely on CROs to conduct any current or planned GLP-compliant preclinical studies and GCP-compliant clinical trials and have limited influence over their actual performance, we remain responsible for ensuring that each of our preclinical studies and clinical trials is conducted in accordance with its investigational plan and protocol and applicable laws and regulations, and our reliance on the CROs does not relieve us of our regulatory responsibilities. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our preclinical studies and clinical trials may be deemed unreliable and the FDA, EMA, MHRA or any comparable foreign regulatory agency may require us to perform additional preclinical studies and clinical trials before approving our marketing applications. We cannot assure you that upon inspection by a given regulatory agency, such regulatory agency will determine that all of our clinical trials comply with GCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP requirements. Our failure to comply with these requirements may require us to repeat clinical trials, which would delay the regulatory approval process.

While we will have agreements governing their activities, our CROs will not be our employees, and we will not be able to control whether or not they devote sufficient time and resources to our future preclinical and clinical programs. These CROs may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting clinical trials, or other drug development activities which could harm our business. We face the risk of potential unauthorized disclosure or misappropriation of our intellectual property by CROs, which may reduce our trade secret protection and allow our potential competitors to access and exploit our proprietary technology. CROs also may use our proprietary information and intellectual property in such a way as to result in litigation or other intellectual property-related proceedings that could jeopardize or invalidate our proprietary information and intellectual property. If our CROs do not successfully carry out their contractual duties or obligations, fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for any other reason, our clinical trials may be extended, delayed or terminated, the clinical data generated in our clinical trials may be deemed unreliable, and we may not be able to obtain regulatory approval for, or successfully commercialize any product candidate that we develop. If our CROs become subject to regulatory investigations or sanctions or are otherwise prevented or restricted from performing their business, this may result in a material delay to our development and/or commercial activities, add significant additional cost, require that we move our non-clinical and/or clinical development activities to alternative vendors, in each case, which may materially and adversely impact our ability to conduct our clinical trials and/or develop or commercialize our products in a timely manner or at all. As a result, our financial results and the commercial prospects for any product candidate that we develop would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If our relationships with these CROs terminate, we may not be able to enter into arrangements with alternative CROs or do so on commercially reasonable terms. Switching or adding additional CROs involves substantial cost and requires management time and focus, and could delay development and commercialization of our product candidates. In addition, there is a natural transition period when a new CRO commences work. As a result, delays occur, which can negatively impact our ability to meet our desired clinical development timelines. Though we intend to carefully manage our relationships with our CROs, there can be no assurance that we will not encounter challenges or delays in the future or that these delays or challenges will not have a negative impact on our business and financial condition.

We could experience manufacturing problems that result in delays or other material disruptions in our development or commercialization of our programs or otherwise harm our business.

The manufacturing processes our CMOs use to produce our and our affiliates' product candidates are complex. Several factors could cause production interruptions, including inability to develop novel manufacturing processes, equipment malfunctions, facility contamination, raw material shortages or contamination, natural disasters, disruption in utility services, human error or disruptions in the operations of our suppliers, including acquisition of the supplier by a third party or declaration of bankruptcy. The expertise required to manufacture these product candidates may be unique to a particular CMO, and as a result, it would be difficult and time consuming to find an alternative CMO. If our CMOs become subject to regulatory investigations or sanctions or are otherwise prevented or restricted from performing their business, this may result in material delay or other disruption to our development and / or commercial activities, add significant additional cost, require that we move our non-clinical and/or clinical development and/or manufacturing activities to alternative vendors, in each case, which may materially and adversely impact our ability to develop and manufacture our product candidates, conduct our clinical trials and/or commercialize our products in a timely manner, or at all, or result in unacceptable additional costs.

Some of our product candidates include biologics, some of which have physical and chemical properties that cannot be fully characterized. As a result, assays of the finished product may not be sufficient to ensure that the product is consistent from lot-to-lot or will perform in the intended manner. Accordingly, our CMOs must employ multiple steps to control the manufacturing process to assure that the process is reproducible and the product candidate is made strictly and consistently in compliance with the process. Problems with the manufacturing process, even minor deviations from the normal process, could result in product defects or manufacturing failures that result in lot failures, product recalls, product liability claims or insufficient inventory to conduct clinical trials or supply commercial markets. We may encounter problems achieving adequate quantities and quality of clinical-grade materials that meet the FDA, the EMA, the MHRA or other applicable standards or specifications with consistent and acceptable production yields and costs.

In addition, the FDA, the EMA, the MHRA and other foreign regulatory authorities may require us to submit samples of any lot of any approved product together with the protocols showing the results of applicable tests at any time. Under some circumstances, the FDA, the EMA, the MHRA or other foreign regulatory authorities may require that we not distribute a lot until the agency authorizes its release. Slight deviations in the manufacturing process, including those affecting quality attributes and stability, may result in unacceptable changes in the product that could result in lot failures or product recalls. Lot failures or product recalls could cause us to delay product launches or clinical trials, which could be costly to us and otherwise harm our business, financial condition, results of operations and prospects.

Our CMOs also may encounter problems hiring and retaining the experienced scientific, quality assurance, quality-control and manufacturing personnel needed to operate our manufacturing processes, which could result in delays in production or difficulties in maintaining compliance with applicable regulatory requirements.

Any problems in our CMOs' supply chain, manufacturing process or facilities could result in delays in planned clinical trials and increased costs, and could make us a less attractive collaborator for potential partners, including larger biotechnology companies and academic research institutions, which could limit access to additional attractive development programs. Problems in our manufacturing process could restrict our ability to meet potential future market demand for products.

We currently rely and expect to rely in the future on the use of third parties to manufacture our product candidates. Our business could be harmed if the third party manufacturers experience supply chain shortages, fail to provide us with sufficient quantities of our product candidates or fail to do so at acceptable quality levels or prices or deliver defective products.

We do not currently own any facility that may be used as our clinical-scale manufacturing and processing facility and must currently rely on outside vendors to manufacture our product candidates. We will need to negotiate and maintain contractual arrangements with these outside vendors for the supply of our product candidates and we may not be able to do so on favorable terms. We have not yet caused our product candidates to be manufactured on a commercial scale and may not be able to do so for any of our product candidates.

Our reliance on a limited number of third-party manufacturers exposes us to a number of risks, including the following:

- a contract manufacturer may fail to perform its obligations, and we may be forced to enter into an agreement with a different CMO, which we may not be able to do on reasonable terms, if at all, and our clinical supply could be delayed significantly as we establish alternative supply sources;

- we may be unable to identify manufacturers on acceptable terms or at all because the number of potential manufacturers is limited and the FDA must inspect any manufacturers for current cGMP compliance as part of our marketing application;

- a new manufacturer would have to be educated in, or develop substantially equivalent processes for, the production of our product candidates and in some cases, the technical skills required to manufacture our product candidates may be unique or proprietary to the original CMO and we may have difficulty, or there may be contractual restrictions prohibiting us from, transferring such skills to a back-up or alternate supplier, or we may be unable to transfer such skills at all;

- a change in manufacturer will require us to verify that the new CMO maintains facilities and procedures that comply with quality standards and with all applicable regulations and such verification may result in material delays to our programs;

- a change in manufacturers or certain changes in manufacturing processes/procedures will require that we conduct a manufacturing comparability study to verify that any new manufacturer or manufacturing process/procedures will produce our product candidate according to the specifications previously submitted to the FDA or other regulatory authority, and such study may be unsuccessful and could require the conduct of additional clinical trials;

- our third-party manufacturers might be unable to timely manufacture our product candidates or produce the quantity and quality required to meet our clinical and commercial needs, if any;

- contract manufacturers may not be able to execute our manufacturing procedures and other logistical support requirements appropriately;

- our future contract manufacturers may not perform as agreed, may not devote sufficient resources to our product candidates or may not remain in the contract manufacturing business for the time required to supply our clinical trials or to successfully produce, store, and distribute our products, if any;

- manufacturers are subject to ongoing periodic unannounced inspection by the FDA and corresponding state agencies to ensure strict compliance with cGMP and other government regulations and corresponding foreign standards and we have no control over third-party manufacturers' compliance with these regulations and standards;

- we may not own, or may have to share, or obtain a license to, the intellectual property rights to any improvements made by our third-party manufacturers in the manufacturing process for our product candidates;

- our third-party manufacturers could breach or terminate their agreements with us;

- raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier, may not be available or may not be suitable or acceptable for use due to material or component defects;

- our contract manufacturers and critical reagent suppliers may be subject to inclement weather, as well as natural or man-made disasters; and

- our contract manufacturers may have unacceptable or inconsistent product quality success rates and yields, and we have no direct control over our contract manufacturers' ability to maintain adequate quality control, quality assurance and qualified personnel.

Each of these risks could delay or prevent the completion of our clinical trials or the approval of any of our product candidates by the FDA or any other regulatory authority, result in higher costs (including resulting from batch failures) or adversely impact commercialization of our product candidates. In addition, we will rely on third parties to perform certain specification tests on our product candidates prior to delivery to patients. If these tests are not appropriately done and test data are not reliable, patients could be put at risk of serious harm and the FDA could place significant restrictions on our company until deficiencies are remedied. Moreover, because each of our Centessa Subsidiaries has a separate manufacturing process for their programs, we will not benefit from any synergies related to manufacturing costs. We may also face logistical problems in managing different CMOs and processes for all of our Centessa Subsidiaries.

Certain third parties upon whom we rely for the supply of the active pharmaceutical ingredient used in our product candidates are our sole source of supply, and the loss of any of these suppliers could significantly harm our business.

Certain of the third parties upon whom we rely for the supply of the active pharmaceutical ingredient used in our product candidates are our sole source of supply, and the loss of any of these suppliers could significantly harm our business. The active pharmaceutical ingredients ("API") used in certain of our product candidates are supplied to us from single-source suppliers. Our ability to successfully develop our product candidates, and to ultimately supply our commercial products in quantities sufficient to meet the market demand, depends in part on our ability to obtain the API for these products in accordance with regulatory requirements and in sufficient quantities for clinical testing and commercialization. We do not currently have arrangements in place for a redundant or second-source supply of any such API in the event any of our current suppliers of such API cease their operations for any reason. We are also unable to predict how changing global economic conditions or potential global health concerns will affect our third-party suppliers and manufacturers. Any negative impact of such matters on our third-party suppliers and manufacturers may also have an adverse impact on our results of operations or financial condition. For all of our product candidates, we intend to identify and qualify additional manufacturers to provide such API prior to submission of an NDA or BLA (as applicable) to the FDA and/or EMA, MHRA or other applicable regulatory bodies. We are not certain, however, that our single-source suppliers will be able to meet our demand for their products, either because of the nature of our agreements with those suppliers, our limited experience with those suppliers or our relative importance as a customer to those suppliers. It may be difficult for us to assess their ability to timely meet our demand in the future based on past performance. While our suppliers have generally met our demand for their products on a timely basis in the past, they may subordinate our needs in the future to their other customers. Establishing additional or replacement suppliers for the API used in our product candidates, if required, may not be accomplished quickly. If we are able to find a replacement supplier, such replacement supplier would need to be qualified and may require additional regulatory inspection or approval, which could result in further delay. While we seek to maintain adequate inventory of the API used in our product candidates, any interruption or delay in the supply of components or materials, or our inability to obtain such API from alternate sources at acceptable prices in a timely manner could impede, delay, limit or prevent our development efforts, which could harm our business, results of operations, financial condition and prospects.

In the U.S., legislative proposals are pending that, if enacted, could negatively impact U.S. funding for certain biotechnology providers that have relationships with certain foreign governments or which pose a threat to national security. If these proposals become law, the potential downstream adverse impacts on entities having commercial relationships with any impacted biotechnology provider is unknown but may include supply chain disruptions or delays. If these proposals become law and any of our vendors become subject to any such laws, this may result in material delays or other disruptions to our development and/or commercial activities, add significant additional cost, require that we move our non-clinical and/or clinical development and/or manufacturing activities to alternative vendors, in each case, which may materially and adversely impact our ability to develop and manufacture our product candidates, conduct our clinical trials and/or commercialize our products in a timely manner, or at all, or result in unacceptable additional costs.

If our third-party manufacturers use hazardous and biological materials in a manner that causes injury or violates applicable law, we may be liable for damages.

Our research and development activities involve the controlled use of potentially hazardous substances, including chemical and biological materials, by our third-party manufacturers. Our manufacturers are subject to federal, state and local laws and regulations in the United States governing the use, manufacture, storage, handling and disposal of medical and hazardous materials. Although we believe that our manufacturers' procedures for using, handling, storing and disposing of these materials comply with legally prescribed standards, we cannot completely eliminate the risk of contamination or injury resulting from medical or hazardous materials. As a result of any such contamination or injury, we may incur liability or local, city, state or federal authorities may curtail the use of these materials and interrupt our business operations. In the event of an accident, we could be held liable for damages or penalized with fines, and the liability could exceed our resources. We do not have any insurance for liabilities arising from medical or hazardous materials. Compliance with applicable environmental laws and regulations is expensive, and current or future environmental regulations may impair our research, development and production efforts, which could harm our business, prospects, financial condition or results of operations.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed. If we are unable to obtain a necessary license, we may be unable to develop or commercialize the affected product candidates, which could materially harm our business, and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

If we fail to comply with our obligations under our license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology, or impede, delay or prohibit the further development or commercialization of one or more product candidates that rely on such agreements.

Risks Related to Non-Human Primate ("NHP") Supply

Consistent with various rules, regulations and cGMP requirements, our ability to advance our preclinical programs and successfully develop our product candidates requires access to animal research models sufficient to assess safety and in some cases to establish the rationale for therapeutic use. Failure to access or a significant delay in accessing animal research models that meet our needs or that fulfil regulatory requirements may materially adversely affect our ability to advance our preclinical programs and successfully develop our product candidates and this could result in significant harm to our business. During the COVID-19 pandemic, researchers and CROs (including those engaged by us) experienced significant limitations in their access to animal research models, specifically including a sharp reduction in the availability of NHPs originating from breeding farms in Southeast Asia and limited access to the generation of genetically-modified rodent models used in efficacy evaluations. Prior to the pandemic, China was the leading exporter of NHPs employed in basic and applied research; however, early in 2020, China ceased exportation of cynomolgus monkeys, the species most commonly involved in pharmaceutical product development. This change in the world supply of a critical research model has resulted in increased demand from breeding farms principally located in Cambodia, Vietnam, and Mauritius Island, with a resultant marked increase in unit pricing. Consequently, this has further exacerbated an already constrained NHP supply for research purposes. If we are unable to obtain NHPs in sufficient quantities and in a timely manner to meet the needs of our preclinical research programs, if the price of NHPs that are available increases significantly, or if our suppliers are unable to ship the NHPs in their possession that are reserved for us, our ability to advance our preclinical programs and successfully develop our preclinical candidates may be materially adversely affected or significantly delayed.

Risks Related to Intellectual Property

If we are unable to obtain and maintain sufficient patent and other intellectual property protection for our product candidates and technology or other product candidates that may be identified, or if the scope of the intellectual property protection obtained is not sufficiently broad, our competitors could develop and commercialize product candidates

similar or identical to the product candidates, and our ability to successfully commercialize the product candidates and other product candidates that we may pursue may be impaired.

As is the case with other pharmaceutical and biopharmaceutical companies, our success depends in significant part on our ability and the ability of our licensors and collaborators to obtain, maintain, enforce and defend patents and other intellectual property rights with respect to our product candidates and technology and to operate our business without infringing, misappropriating, or otherwise violating the intellectual property rights of others. We have and expect to continue to maintain and expand our own patent estate.

We have also licensed patent and other intellectual property rights to and from our partners. Some of these licenses give us the right to prepare, file and prosecute patent applications and maintain and enforce patents we have licensed, whereas other licenses may not give us such rights. In some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications or to maintain the patents covering technology that we license to or from our partners, and we may have to rely on our partners to fulfill these responsibilities. Consequently, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business. If our current or future licensors, licensees or collaborators fail to establish, maintain or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our licensors, licensees or collaborators are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised.

The patent prosecution process is expensive and time-consuming. We and our current or future licensors, licensees or collaborators may not be able to prepare, file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we or our licensors will fail to file patent applications covering inventions made in the course of development and commercialization activities before a competitor or another third party files a patent application covering, or publishes information disclosing, a similar, independently-developed invention. Such competitor's patent application may pose obstacles to our ability to obtain or limit the scope of patent protection we may obtain. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, collaborators, CROs, contract manufacturers, consultants, advisors and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we or our licensors were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or were the first to file for patent protection of such inventions, or if such licensed patents rights may otherwise become invalid.

The patent position of biotechnology and pharmaceutical companies generally is uncertain, involves complex legal and factual questions and is the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our and our current or future licensors' patent rights are uncertain. Our and our licensors' pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or which effectively exclude others from commercializing competitive technologies and products. The patent examination process may require us or our licensors to narrow the scope of the claims of our pending and future patent applications, and therefore, even if such patent applications issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Our and our licensors' patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications, and then only to the extent the issued claims cover such technology. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our marks of interest and our business may be adversely affected.

Our trademarks or trade names may be challenged, infringed, diluted, circumvented or declared generic or determined to be infringing on other marks. We intend to rely on both registration and common law protection for our trademarks. We may not be able to protect our rights to these trademarks and trade names or may be forced to stop using these names, which we need for name recognition by potential partners or customers in our markets of interest. During the trademark registration process, we may receive Office Actions from the United States Patent and Trademark Office ("USPTO"), objecting to the registration of our trademark. Although we would be given an opportunity to respond to those objections, we may be unable to overcome such rejections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and/or to seek the cancellation of registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. If we are unable to obtain a registered trademark or establish name recognition based on our trademarks and trade names, we may not be able to compete effectively and our business may be adversely affected.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other proprietary information and to maintain our competitive position. Trade secrets and know-how can be difficult to protect. We seek to protect these trade secrets and other proprietary technology, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, collaborators, CROs, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. We cannot guarantee that we have entered into such agreements with each party that may have or has had access to our trade secrets or proprietary technology and processes. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. These risks are heightened due to our reliance on third parties, including third party consultants, CROs and CMOs, for certain aspects of our business. The activities conducted by our third party vendors require us to share our trade secrets with them, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

Third-party claims of intellectual property infringement, misappropriation or other violations may be costly and time consuming and may prevent or delay our product discovery and development efforts.

Third parties may initiate legal proceedings alleging that we are infringing, misappropriating, or otherwise violating their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business. Our commercial success depends upon our ability to develop, manufacture, market and sell our current and future product candidates and use our proprietary technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the biotechnology and pharmaceutical industries, as well as administrative proceedings for challenging patents, including derivation, interference, reexamination, inter partes review, and post grant review proceedings before the USPTO or oppositions and other comparable proceedings in foreign jurisdictions. We or any of our future licensors or strategic partners may be party to, exposed to, or threatened with, future adversarial proceedings or litigation by third parties having patent or other intellectual property rights alleging that our current or future product candidates and/or proprietary technologies infringe, misappropriate or otherwise violate their intellectual property rights. Even if we believe third-party intellectual property claims are without merit, there is no assurance that a court would find in our favor on questions of infringement, validity, enforceability, or priority.

We cannot assure that our product candidates and other technologies that we have developed, are developing or may develop in the future do not or will not infringe, misappropriate or otherwise violate existing or future patents or other intellectual property rights owned by third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we are developing our product candidates. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates may give rise to claims of infringement of the patent rights of others. Moreover, it is not always clear to industry participants, including us, which patents cover various types of drugs, products or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in our fields, there may be a risk that third parties may allege they have patent rights encompassing our product candidates, technologies or methods.

If a third party claims that we infringe, misappropriate or otherwise violate its intellectual property rights, we may face a number of issues, including, but not limited to:

- infringement, misappropriation and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management's attention from our core business and may impact our reputation;

- substantial damages for infringement, misappropriation or other violations, which we may have to pay if a court decides that the product candidate or technology at issue infringes, misappropriates or violates the third party's rights, and, if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner's attorneys' fees;

- a court prohibiting us from developing, manufacturing, marketing or selling our product candidates, or from using our proprietary technologies, unless the third party licenses its product rights to us, which it is not required to do, on commercially reasonable terms or at all;

- if a license is available from a third party, we may have to pay substantial royalties, upfront fees and other amounts, and/or grant cross-licenses to intellectual property rights for our products, or the license to us may be non-exclusive, which would permit third parties to use the same intellectual property to compete with us;

- redesigning our product candidates or processes so they do not infringe, misappropriate or violate third party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time; and

- there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and, if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs.

Some of our competitors may be able to sustain the costs of complex patent litigation more effectively than we can because they have substantially greater resources. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations or could otherwise have a material adverse effect on our business, results of operations, financial condition and prospects. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition, results of operations or prospects.

We may choose to challenge the patentability of claims in a third party's U.S. patent by requesting that the USPTO review the patent claims in an ex parte re-exam, inter partes review or post-grant review proceedings. These proceedings are expensive and may consume our time or other resources. We may choose to challenge a third party's patent in patent opposition proceedings in the European Patent Office ("EPO"), or other foreign patent office. The costs of these opposition proceedings could be substantial, and may consume our time or other resources. If we fail to obtain a favorable result at the USPTO, EPO or other patent office then we may be exposed to litigation by a third party alleging that the patent may be infringed by our product candidates or proprietary technologies.

Third parties may assert that we are employing their proprietary technology without authorization. Patents issued in the United States by law enjoy a presumption of validity that can be rebutted only with evidence that is "clear and convincing," a heightened standard of proof. There may be issued third-party patents of which we are currently unaware with claims to compositions, formulations, methods of manufacture or methods for treatment related to the use or manufacture of our product candidates. Patent applications can take many years to issue. In addition, because some patent applications in the United States may be maintained in secrecy until the patents are issued, patent applications in the United States and many foreign jurisdictions are typically not published until 18 months after filing, and publications in the scientific literature often lag behind actual discoveries, we cannot be certain that others have not filed patent applications covering our product candidates or technology. If any such patent applications issue as patents, and if such patents have priority over our patent applications or patents we may own or in-license, we may be required to obtain rights to such patents owned by third parties which may not be available on commercially reasonable terms or at all, or may only be available on a non-exclusive basis. There may be currently pending patent applications which may later result in issued patents that our product candidates may infringe. It is also possible that patents owned by third parties of which we are aware, but which we do not believe are relevant to our product candidates or other technologies, could be found to be infringed by our product candidates or other technologies. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. Moreover, we may fail to identify relevant patents or incorrectly conclude that a patent is invalid, not enforceable, exhausted, or not infringed by our activities. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of our product candidates, molecules used in or formed during the manufacturing process, or any final product itself, the holders of any such patents may be able to block our ability to commercialize the product candidate unless we obtained a license under the applicable patents, or until such patents expire or they are finally determined to be held invalid or unenforceable. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy or patient selection methods, the holders of any such patent may be able to block our ability to develop and commercialize the product candidate unless we obtained a license or until such patent expires or is finally determined to be held invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms or at all. If we are unable to obtain a necessary license to a third-party patent on commercially reasonable terms, or at all, our ability to commercialize our product candidates may be impaired or delayed, which could in turn significantly harm our business. Even if we obtain a license, it may be nonexclusive, thereby giving our competitors access to the same technologies licensed to us. In addition, if the breadth or strength of protection provided by our patent applications or any patents we may own or in-license in the future is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Parties making claims against us may seek and obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize our product candidates. Defense of these claims, regardless of their merit, could involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement, misappropriation or other violation against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing products, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our product candidates. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize our product candidates, which could harm our business significantly.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time-consuming and unsuccessful, and issued patents covering our technology and product candidates could be found invalid or unenforceable if challenged.

Competitors and other third parties may infringe or otherwise violate our issued patents or other intellectual property or the patents or other intellectual property of our licensors. In addition, our patents or the patents of our licensors may become involved in inventorship or priority disputes. Our pending patent applications cannot be enforced against third parties practicing the technology claimed in such applications unless and until a patent issues from such applications. To counter infringement or other unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents or that our patents or our licensed patents are invalid or unenforceable. In a patent infringement proceeding, a court may decide that a patent of ours or a licensed patent is invalid or unenforceable, in whole or in part, construe the patent's claims narrowly or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology. An adverse result in any litigation proceeding could put one or more of our owned or licensed patents at risk of being invalidated, held unenforceable or interpreted narrowly. We may find it impractical or undesirable to enforce our intellectual property against some third parties.

If we were to initiate legal proceedings against a third party to enforce a patent directed to our product candidates, or one of our future product candidates, the defendant could counterclaim that our patent is invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or insufficient written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO or an equivalent foreign body, even outside the context of litigation. Potential proceedings include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). Such proceedings could result in the revocation of, cancellation of, or amendment to our patents in such a way that they no longer cover our technology or any product candidates that we may develop. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on the applicable product candidates or technology covered by the patent rendered invalid or unenforceable. Such a loss of patent protection would materially harm our business, financial condition, results of operations and prospects.

Interference proceedings provoked by third parties or brought by us or declared by the USPTO may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be materially harmed if the prevailing party does not offer us a license on commercially reasonable terms.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.

Our competitors maybe larger than we are and may have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon, misappropriating or otherwise violating our intellectual property. Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims could result in substantial costs and diversion of management resources, which could harm our business. In addition, the uncertainties associated with litigation could compromise our ability to raise the funds necessary to continue our clinical trials, continue our internal research programs, or in-license needed technology or other product candidates. There could also be public announcements of the results of the hearing, motions, or other interim proceedings or developments. If securities analysts or investors perceive those results to be negative, it could cause the price of shares of our ADSs to decline. Any of the foregoing events could harm our business, financial condition, results of operation and prospects.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our ADSs. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could compromise our ability to compete in the marketplace, including compromising our ability to raise the funds necessary to continue our clinical trials, continue our research programs, license necessary technology from third parties, or enter into development collaborations that would help us commercialize our product candidates, if approved. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

The patent protection we obtain for our product candidates and technology may be challenged or not sufficient enough to provide us with any competitive advantage.

Even if our owned or licensed patent applications issue as patents, the issuance of any such patents is not conclusive as to their inventorship, scope, validity, or enforceability, and such patents may be challenged, invalidated or held to be unenforceable, including in the courts or patent offices in the United States and abroad, or circumvented. We may be subject to a third party pre-issuance submission of prior art to the USPTO, or equivalent foreign bodies, or become involved in opposition, derivation, revocation, re-examination, post-grant and inter partes review, or interference proceedings challenging our patent rights or the patent rights of others.

An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Moreover, we, or one of our licensors, may have to participate in interference proceedings declared by the USPTO to determine priority of invention or in post-grant challenge proceedings, such as oppositions in a foreign patent office, that challenge priority of invention or other features of patentability. Such proceedings and any other patent challenges may result in loss of patent rights, loss of exclusivity, loss of priority, or in patent claims being narrowed, invalidated, or held unenforceable, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and product candidates. Such proceedings also may result in substantial cost and require significant time from our scientists and management, even if the eventual outcome is favorable to us. Any of the foregoing could harm our business, financial condition, results of operations and prospects.

Furthermore, given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolios may not provide us with adequate protection against third parties seeking to commercialize products similar or identical to ours. We expect to request extensions of patent terms to the extent available in countries where we obtain issued patents. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the expiration of the patent. However, there are no assurances that the FDA or any comparable foreign regulatory authority or national patent office will grant such extensions, in whole or in part. In such case, our competitors may launch their products earlier than might otherwise be anticipated. Moreover, some of our owned or in-licensed patents and patent applications are, and may in the future be, co-owned with third parties. If we are unable to obtain an exclusive license to any such co-owners' interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners in order to enforce such patents against third parties, and such cooperation may not be provided to us.

In addition, our owned and in-licensed patents may be subject to a reservation of rights by the licensor, its affiliates and one or more third parties. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for noncommercial purposes. These rights may permit the government to disclose our confidential information to third parties or allow third parties to use our licensed technology. The government can also exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any of the foregoing could harm our competitive position, business, financial condition, results of operations and prospects.

We may be subject to claims by third parties asserting that we or our employees have infringed upon, misappropriated or otherwise violated their intellectual property rights, or claiming ownership of what we regard as our own intellectual property.

Many of our employees were previously employed at other biotechnology or pharmaceutical companies. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's former employer. Litigation may be necessary to defend against these claims.

In addition, we or our licensors may be subject to claims that former employees, collaborators, or other third parties have an interest in our owned or in-licensed patents or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs, delay development of our product candidates and be a distraction to management. Any of the foregoing events would harm our business, financial condition, results of operations and prospects.

We may not be able to protect our intellectual property rights throughout the world.

Filing, prosecuting, maintaining, defending and enforcing patents on our product candidates in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own drugs and may export otherwise infringing drugs to territories where we have patent protection, but enforcement rights are not as strong as those in the United States. These drugs may compete with our product candidates and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing.

Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of some countries do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate, and the damages or other remedies awarded, if any, may not be commercially meaningful.

Many countries, including major European Union countries, India, Japan and China, have compulsory licensing laws under which a patent owner may be compelled under specified circumstances to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In those countries, we may have limited remedies if patents are infringed or if we are compelled to grant a license to a third party, which could materially diminish the value of those patents. This could limit our potential revenue opportunities. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license, which could adversely affect our business, financial condition, results of operations and prospects.

A number of our programs and associated product candidates are heavily dependent on licensed intellectual property. If we were to lose our rights to licensed intellectual property, we may not be able to continue developing or commercializing our product candidates, if approved. If we breach any of the agreements under which we license the use, development and commercialization rights to our product candidates or technology from third parties or, in certain cases, we fail to meet certain development deadlines, we could lose license rights that are important to our business.

We are heavily reliant upon licenses to certain patent rights and other intellectual property from third parties that are important or necessary to the development of our product candidates. We may also need to obtain additional licenses to advance the development and commercialization of other product candidates we may develop. We expect that future license agreements will impose upon us, various development, regulatory and or commercial diligence obligations, payment of milestones and/or royalties and other obligations. If we fail to comply with our obligations under these agreements, or we are subject to a bankruptcy-related event, the licensor may have the right to terminate the license, in which event we would not be able to develop, market or otherwise commercialize products covered by the license, and in some instances, may be also obligated to transfer back to licensor our developments related to the licensed product and associated regulatory rights. Our business could suffer, for example, if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues and certain provisions in intellectual property license agreements may be susceptible to multiple interpretations. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:

- the scope of rights granted under the license agreement and other interpretation-related issues;

- whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

- our right to transfer, assign, or sublicense patent and other rights to third parties;

- our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our product candidates, and what activities satisfy those diligence obligations;

- the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners;

- our right to transfer or assign the license;

- the ability and effects of termination; and

- restrictive covenants that may restrict our abilities to compete or market competing products.

The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement, either of which could harm our business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that we have licensed prevent or impair our ability to maintain our current licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product candidates.

We may enter into additional licenses to third-party intellectual property that are necessary or useful to our business. Our current licenses and any future licenses that we may enter into impose various fees, royalty payment, milestone and other obligations on us. Under some license agreements, we may not control prosecution of the licensed intellectual property, or may not have the first right to enforce the intellectual property. In those cases, we may not be able to adequately influence patent prosecution or enforcement, or prevent inadvertent lapses of coverage due to failure to pay maintenance fees. If we fail to comply with any of our obligations under a current or future license agreement, the licensor may allege that we have breached our license agreement, and may accordingly seek to terminate our license. Termination of any of our current or future licenses could result in our loss of the right to use the licensed intellectual property, which could materially adversely affect our ability to develop and commercialize a product candidate or product, if approved, as well as harm our competitive business position and our business prospects. Under some license agreements, termination may also result in the transfer or granting of rights under certain of our intellectual property and information related to the product candidate being developed under the license, such as regulatory information.

In addition, if our licensors fail to abide by the terms of the license, if the licensors fail to prevent infringement by third parties, if the licensed patents or other rights are found to be invalid or unenforceable, or if we are unable to enter into necessary licenses on acceptable terms, our business, competitive position, financial condition, results of operations and prospects could be materially harmed.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time. If we are not able to obtain patent term extension or non-patent exclusivity in the United States under the Hatch-Waxman Act and in foreign countries under similar legislation, thereby potentially extending the marketing exclusivity term of our product candidates, our business may be materially harmed.

Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest U.S. non-provisional filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. Even if patents covering our product candidates are obtained, once the patent life has expired for a product candidate, we may be open to competition from competitive medications, including generic medications. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such product candidates might expire before or shortly after such product candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing product candidates similar or identical to ours.

Our in-licensed patents may expire before, or soon after, our first product achieves marketing approval in the United States or foreign jurisdictions. Upon the expiration of our current patents, we may lose the right to exclude others from practicing these inventions. The expiration of these patents could also have a similar material adverse effect on our business, financial condition, prospects and results of operations.

With respect to our biologics products, we hope to take advantage of enhanced regulatory exclusivity periods, such as the 12 years of regulatory exclusivity available to biologics manufacturers under the Biologics Competition and Innovation Act of 2009. However, despite these measures, we may still lose the right the exclude others from practicing these inventions, which may negatively impact our business.

Depending upon the timing, duration and conditions of any FDA marketing approval of our product candidates, one or more of our U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, referred to as the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, we may not receive an extension if we fail to exercise due diligence during the testing phase or regulatory review process, fail to apply within applicable deadlines, fail to apply prior to expiration of relevant patents or otherwise fail to satisfy applicable requirements. Moreover, the length of the extension could be less than we request. Only one patent per approved product can be extended, the extension cannot extend the total patent term beyond 14 years from approval and only those claims covering the approved drug, a method for using it or a method for manufacturing it may be extended. If we are unable to obtain patent term extension or the term of any such extension is less than we request, the period during which we can enforce our patent rights for the applicable product candidate will be shortened and our competitors may obtain approval to market competing products sooner. As a result, our revenue from applicable products could be reduced. Further, if this occurs, our competitors may take advantage of our investment in development and trials by referencing our clinical and preclinical data and launch their product earlier than might otherwise be the case, and our competitive position, business, financial condition, results of operations and prospects could be materially harmed.

Changes in patent law could diminish the value of patents in general, thereby impairing our ability to protect our product candidates.

Obtaining and enforcing patents in the pharmaceutical industry is inherently uncertain, due in part to ongoing changes in the patent laws. Depending on decisions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents, and interpretation thereof, could change in unpredictable ways that could weaken our and our licensors' or collaborators' ability to obtain new patents or to enforce existing or future patents. For example, the Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Therefore, there is increased uncertainty with regard to our and our licensors' or collaborators' ability to obtain patents in the future, as well as uncertainty with respect to the value of patents once obtained.

Recent patent reform legislation could increase the uncertainties and costs surrounding the prosecution of our and our licensors' or collaborators' patent applications and the enforcement or defense of our or our licensors' or collaborators' issued patents. Assuming that other requirements for patentability are met, prior to March 2013, in the United States, the first to invent the claimed invention was entitled to the patent, while outside the United States, the first to file a patent application was entitled to the patent. After March 2013, under the Leahy-Smith America Invents Act (the "Leahy-Smith Act"), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application will be entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. The Leahy-Smith Act also includes a number of significant changes that affect the way patent applications are prosecuted and may also affect patent litigation. These include allowing third party submission of prior art to the USPTO during patent prosecution and additional procedures to attack the validity of a patent by USPTO-administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The USPTO recently developed new regulations and procedures to govern administration of the Leahy-Smith Act, and many of the substantive changes to patent law associated with the Leahy-Smith Act, particularly the first inventor-to-file provisions. Accordingly, it is not clear what, if any, impact the Leahy-Smith Act will have on the operation of our business. However, the Leahy-Smith Act and its implementation could increase the uncertainties and costs surrounding the prosecution of our or our licensors' patent applications and the enforcement or defense of our or our licensors' issued patents, all of which could harm our business, financial condition, results of operations and prospects.

Intellectual property rights do not necessarily address all potential threats.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:

- others may be able to make products that are similar to any product candidates we may develop or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;

- we, or our current or future licensors might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;

- we, or our current or future licensors might not have been the first to file patent applications covering certain of our or their inventions;

- others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;

- it is possible that our pending owned or licensed patent applications or those that we may own or license in the future will not lead to issued patents;

- issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;

- our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

- we may not develop additional proprietary technologies that are patentable;

- the patents of others may harm our business; and

- we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could harm our business, financial condition, results of operations and prospects.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States in several stages over the lifetime of the patents and/or applications. We have systems in place to remind us to pay these fees, and we employ an outside firm and rely on our outside counsel to pay these fees due to non-U.S. patent agencies. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We engage consultants employed by academic institutions in jurisdictions that contain inventorship laws mandating that any inventions developed by such consultants while performing consultancy services automatically or otherwise shall reside in the employing institution and granting such institutions the first right to develop and/or commercialize such inventions. We may not be able to secure rights (whether through ownership or license interest) in inventions developed by such consultants during performance of consulting services for our companies.

We enter into confidentiality and intellectual property assignment agreements with our employees, consultants, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally provide that inventions conceived by the party in the course of rendering services to us will be our exclusive property. However, these agreements may not be honored and may not effectively assign intellectual property rights to us. For example, even if we have a consulting agreement in place with an academic advisor pursuant to which such academic advisor is required to assign any inventions developed in connection with providing services to us, such academic advisor may not have the right to assign such inventions to us, as it may conflict with his or her obligations to assign their intellectual property to his or her employing institution.

Despite our undertaking of the measures listed above, we may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property and may be subject to further claims in the future. Litigation may

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be necessary to defend against claims challenging inventorship or ownership. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, valuable intellectual property. Such an outcome could have a material adverse effect on our business. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees.

Risks Related to Commercialization

We have never commercialized a product candidate and we may lack the necessary expertise, personnel and resources to successfully commercialize any of our products that receive regulatory approval on our own or together with collaborators.

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, acquiring the rights to our product candidates and undertaking preclinical studies and clinical trials of our product candidates. We currently have no sales force, marketing or distribution capabilities. To achieve commercial success of our product candidates, if any are approved, we will have to develop our own sales, marketing and supply capabilities or outsource these activities to a third party.

Factors that may affect our ability to commercialize our product candidates on our own include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time-consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization in the United States, the European Union, the United Kingdom or other key global markets. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may have difficulties generating revenue from them.

The commercial success of any of our product candidates will depend upon its degree of market acceptance by physicians, patients, third-party payors and others in the medical community.

Ethical, social and legal concerns about our product candidates could result in additional regulations restricting or prohibiting our products. Even with the requisite approvals from the FDA in the United States, the European Commission (on the recommendation of the EMA) in the European Economic Area, the MHRA in the United Kingdom and other regulatory authorities internationally, the commercial success of our product candidates will depend, in part, on the acceptance of physicians, patients and health care payors of our product candidates as medically necessary, cost-effective and safe. Any product that we commercialize may not gain acceptance by physicians, patients, health care payors and others in the medical community. If these products do not achieve an adequate level of acceptance, we may not generate significant product revenue and may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on several factors, including:

- the efficacy and safety of such product candidates as demonstrated in clinical trials;

- the potential and perceived advantages of product candidates over alternative treatments;

- the cost of treatment relative to alternative treatments;

- the clinical indications for which the product candidate is approved by FDA, the EMA or the MHRA;

- patient awareness of, and willingness to seek, genotyping;

- the willingness of physicians to prescribe new therapies;

- the willingness of the target patient population to try new therapies;

- the prevalence and severity of any side effects;

- product labeling or product insert requirements of FDA, EMA, MHRA or other regulatory authorities, including any limitations or warnings contained in a product's approved labeling;

- relative convenience and ease of administration;

- the strength of marketing and distribution support;

- the timing of market introduction of competitive products;

- publicity concerning our products or competing products and treatments; and

- sufficient third-party payor coverage and reimbursement.

Even if a potential product displays a favorable efficacy and safety profile in preclinical studies and clinical trials, market acceptance of the product will not be fully known until after it is launched.

If the market opportunities for our product candidates are smaller than we believe they are, it may not be financially viable to commercialize, and if we do commercialize, our product revenues for any therapies that are approved for commercial sale may be adversely affected and our business may suffer.

We focus our research and product development on treatments for various diseases. Our understanding of both the number of people who have these diseases, as well as the subset of people with these diseases who have the potential to benefit from treatment with our product candidates, are based on estimates. These estimates may prove to be incorrect and new studies may reduce the estimated incidence or prevalence of these diseases. The number of patients in the United States, the European Union, the United Kingdom and elsewhere may turn out to be lower than expected, may not be otherwise amenable to treatment with our products or patients may become increasingly difficult to identify and access, all of which would adversely affect our business, financial condition, results of operations and prospects.

Further, there are several factors that could contribute to making the actual number of patients who receive our potential products less than the potentially addressable market. These include the lack of widespread availability of, and limited reimbursement for, new products or therapies in many underdeveloped markets.

If we are unable to establish sales, medical affairs and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate any product revenue.

We currently have no sales and marketing organization. To successfully commercialize any products that may result from our development programs, we will need to develop these capabilities, either on our own or with others. The establishment and development of our own commercial team or the establishment of a contract sales force to market any products we may develop will be expensive and time-consuming and could delay any product launch. Moreover, we cannot be certain that we will be able to successfully develop this capability. We may enter into collaborations regarding our product candidates with entities to utilize their established marketing and distribution capabilities, but we may be unable to enter into such agreements on favorable terms, if at all. If any current or future collaborators do not commit sufficient resources to commercialize our products, or we are unable to develop the necessary capabilities on our own, we will be unable to generate sufficient product revenue to sustain our business. We compete with many companies that currently have extensive, experienced and well-funded medical affairs, marketing and sales operations to recruit, hire, train and retain marketing and sales personnel. We also face competition in our search for third parties to assist us with the sales and marketing efforts of our product candidates. Without an internal team or the support of a third party to perform marketing and sales functions, we may be unable to compete successfully against these more established companies.

Our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful. Such efforts may require more resources than are typically required due to the complexity and uniqueness of our potential products. If any of our product candidates is approved but fails to achieve market acceptance among physicians, patients or third-party payors, we will not be able to generate significant revenues from such product, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

Healthcare legislative reform measures may have a material adverse effect on our business and results of operations and may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may charge for such product candidates.

In the United States, there have been, and continue to be, several legislative initiatives to contain healthcare costs. These enacted or proposed legislative and regulatory changes affecting the healthcare system could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product for which we obtain marketing approval. For example, in 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act ("ACA"), was passed, which substantially changes the way health care is financed by both the government and private insurers, and significantly impacts the U.S. pharmaceutical industry. See "Business - Government Regulation - Health Reform" in this Annual Report on Form 10-K.

Additional changes that may affect our business include those governing enrollment in federal healthcare programs, reimbursement changes, rules regarding prescription drug benefits under the health insurance exchanges and fraud and abuse and enforcement. Continued implementation of the ACA and the passage of additional laws and regulations may result in the expansion of new programs such as Medicare payment for performance initiatives, and may impact existing government healthcare programs, such as by improving the physician quality reporting system and feedback program.

For each state that does not choose to expand its Medicaid program, there likely will be fewer insured patients overall, which could impact the sales, business and financial condition of manufacturers of branded prescription drugs. Where patients receive insurance coverage under any of the new options made available through the ACA, the possibility exists that manufacturers may be required to pay Medicaid rebates on that resulting drug utilization, a decision that could impact manufacturer revenues. The U.S. federal government also has announced delays in the implementation of key provisions of the ACA. The implications of these delays for our and our partners' business and financial condition, if any, are not yet clear.

Moreover, increasing efforts by governmental and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. There has been increasing legislative and enforcement interest in the United States with respect to specialty drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, review the relationship between pricing and manufacturer patient programs, and reform government program reimbursement methodologies for drugs.

The continuing efforts of the government, insurance companies, managed care organizations and other payers of healthcare services to contain or reduce costs of healthcare may adversely affect:

- the demand for any of our product candidates, if approved;
- the ability to set a price that we believe is fair for any of our product candidates, if approved;
- our ability to generate revenues and achieve or maintain profitability;
- the level of taxes that we are required to pay; and
- the availability of capital.

We expect that the healthcare reform measures that have been adopted and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for any approved product and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize our products.

The insurance coverage and reimbursement status of newly-approved products is uncertain. Failure to obtain or maintain adequate coverage and reimbursement for our products, if approved, could limit our ability to market those products and decrease our ability to generate product revenue.

We expect the cost of our product candidates and programs, to be substantial, when and if they achieve regulatory approval. We expect that coverage and reimbursement by government and private payors will be essential for most patients to be able to afford these treatments. Accordingly, sales of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or will be reimbursed by government authorities, private health coverage insurers and other third-party payors. See section entitled "*Business - Government Regulation - Reimbursement*" in this Annual Report on Form 10-K.

Obtaining coverage and reimbursement for a product from third-party payors is a time-consuming and costly process that could require us to provide to the payor supporting scientific, clinical and cost-effectiveness data. We may not be able to provide data sufficient to gain acceptance with respect to coverage and reimbursement. If coverage and reimbursement are not available, or are available only at limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be adequate to realize a sufficient return on our investment.

There is significant uncertainty related to third-party coverage and reimbursement of newly approved products. In the United States, third-party payors, including government payors such as the Medicare and Medicaid programs, play an important role in determining the extent to which new drugs and biologics will be covered and reimbursed. The Medicare and Medicaid programs increasingly are used as models for how private payors and government payors develop their coverage and reimbursement policies. It is difficult to predict what the CMS will decide with respect to coverage and reimbursement for fundamentally novel products. Moreover, reimbursement agencies in the European Union may be more conservative than CMS. For example, several cancer drugs have been approved for reimbursement in the United States and have not been approved for reimbursement in certain European Union Member States. It is difficult to predict what third-party payors will decide with respect to the coverage and reimbursement for our product candidates.

Outside the United States, international operations generally are subject to extensive government price controls and other market regulations, and increasing emphasis on cost-containment initiatives in the European Union, Canada and other countries may put pricing pressure on us. In many countries, the prices of medical products are subject to varying price control mechanisms as part of national health systems. In general, the prices of medicines under such systems are substantially lower than in the United States. Other countries allow companies to fix their own prices for medical products, but monitor and control company profits. Additional foreign price controls or other changes in pricing regulation could restrict the amount that we are able to charge for our product candidates. Accordingly, in markets outside the United States, the reimbursement for our products may be reduced compared with the United States and may be insufficient to generate commercially reasonable product revenues.

Moreover, increasing efforts by government and third-party payors in the United States and abroad to cap or reduce healthcare costs may cause such organizations to limit both coverage and the level of reimbursement for new products approved and, as a result, they may not cover or provide adequate payment for our product candidates. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Payors increasingly are considering new metrics as the basis for reimbursement rates, such as average sales price ("ASP"), average manufacturer price, and actual acquisition cost. The existing data for reimbursement based on some of these metrics is relatively limited, although certain states have begun to survey acquisition cost data for the purpose of setting Medicaid reimbursement rates, and CMS has begun making pharmacy National Average Drug Acquisition Cost and National Average Retail Price data publicly available on at least a monthly basis. Therefore, it may be difficult to project the impact of these evolving reimbursement metrics on the willingness of payors to cover candidate products that we or our partners are able to commercialize. In addition, many pharmaceutical manufacturers must calculate and report certain price reporting metrics to the government, such as ASP, and best price. Penalties may apply in some cases when such metrics are not submitted accurately and timely. Further, these prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs. We expect to experience pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations and additional legislative changes. The downward pressure on healthcare costs in general, particularly prescription drugs and surgical procedures and other treatments, has become intense. As a result, increasingly high barriers are being erected to the entry of new products such as ours.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any product candidates that we may develop.

We face an inherent risk of product liability exposure related to the testing of product candidates in human clinical trials and will face an even greater risk if we commercially sell any medicines that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or medicines caused injuries, we could incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

- decreased demand for any product candidates or medicines that we may develop;

- injury to our reputation and significant negative media attention;

- withdrawal of clinical trial participants;

- significant costs to defend the related litigation;

- substantial monetary awards to trial participants or patients;

- loss of revenue; and

- the inability to commercialize our product candidates.

Although we maintain insurance coverage for clinical trials that we sponsor, it may not be adequate to cover all liabilities that we may incur. We anticipate that we will need to increase our insurance coverage as we commence additional clinical trials and if we successfully commercialize any product candidates. The market for insurance coverage is increasingly expensive, and the costs of insurance coverage will increase as our clinical programs increase in size. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise.

Risks Related to our Business and Industry

Inadequate funding for the FDA, the SEC and other government agencies, including from government shut downs, significant changes in leadership, personnel, or policies, or other disruptions to these agencies' operations, could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, the ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies, including significant changes in leadership, personnel, or policies, may also slow the time necessary for new product candidates to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Adverse developments affecting the financial services industry, such as actual events or concerns involving liquidity, defaults, or non-performance by financial institutions or transactional counterparties, could adversely affect the Company's current and projected business operations and its financial condition and results of operations.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions, transactional counterparties or other companies in the financial services industry or the financial services industry generally, or concerns or rumors about any events of these kinds or other similar risks, have in the past and may in the future lead to market-wide liquidity problems. For example, in May 2023, the Federal Deposit Insurance Corporation ("FDIC") took control of First Republic Bank and JP Morgan Chase & Co. has since acquired a substantial amount of assets and certain liabilities of First Republic. If any of our lenders, including Oxford Finance, or counterparties to any such instruments were to be placed into receivership, we may be unable to access funds under the LSA. In addition, if any of our suppliers, including CROs and CMOs, or other parties with whom we conduct business are unable to access funds pursuant to such instruments or lending arrangements with such a financial institution, such parties' ability to perform their existing or future obligations to us could be adversely affected.

Even though we have not experienced any adverse impact to our liquidity or to our current and projected business operations, financial condition or results of operations, uncertainty remains over liquidity concerns in the broader financial services industry, and our business, our business partners, or industry as a whole may be adversely impacted in ways that we cannot predict at this time. Inflation and rapid increases in interest rates have led to a decline in the trading value of previously issued government securities with interest rates below current market interest rates. There is no guarantee that the U.S. Department of Treasury, FDIC and Federal Reserve Board will provide access to uninsured funds in the future in the event of the closure of other banks or financial institutions, or that they would do so in a timely fashion.

Although we assess our banking relationships as we believe necessary or appropriate, our access to funding sources in amounts adequate to finance or capitalize our current and projected future business operations could be significantly impaired by factors that affect us, the financial institutions with which we have credit agreements or arrangements directly, or the financial services industry or economy in general. These factors could include, among others, events such as liquidity constraints or failures, the ability to perform obligations under various types of financial, credit or liquidity agreements or arrangements, disruptions or instability in the financial services industry or financial markets, or concerns or negative expectations about the prospects for companies in the financial services industry. These factors could involve financial institutions or financial services industry companies with which the Company has financial or business relationships, but could also include factors involving financial markets or the financial services industry generally.

The results of events or concerns that involve one or more of these factors could include a variety of material and adverse impacts on our current and projected business operations and our financial condition and results of operations. These could include, but may not be limited to:

- delayed access to deposits or other financial assets or the uninsured loss of deposits or other financial assets;
- delayed or lost access to, or reductions in borrowings or other working capital sources and/or delays, inability or reductions in the company's ability to refund, roll over or extend the maturity of, or enter into new credit facilities or other working capital resources;
- potential or actual breach of financial covenants in our credit agreements or credit arrangements; or
- potential or actual cross-defaults in other credit agreements, credit arrangements or operating or financing agreements.

In addition, investor concerns regarding the U.S. or international financial systems could result in less favorable commercial financing terms, including higher interest rates or costs and tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for us to acquire financing on acceptable terms or at all. Any decline in available funding or access to our cash and liquidity resources could, among other risks, adversely impact our ability to meet our operating expenses, financial obligations or fulfill our other obligations, result in breaches of our financial and/or contractual obligations or result in violations of federal or state wage and hour laws. Any of these impacts, or any other impacts resulting from the factors described above or other related or similar factors not described above, could have material adverse impacts on our liquidity and our current and/or projected business operations and financial condition and results of operations.

Our future success depends on our ability to retain key employees, consultants and advisors and to attract, retain and motivate qualified personnel.

Our ability to compete in the highly competitive biotechnology and pharmaceutical industries depends upon our ability to attract and retain highly qualified managerial, scientific and medical personnel. We are highly dependent on our senior management, including scientific and medical personnel and other key employees. While we expect to engage in an orderly transition process as we integrate newly appointed officers and managers, we face a variety of risks and uncertainties relating to management transition, including diversion of management attention from business concerns, failure to retain other key personnel or loss of institutional knowledge. In addition, the loss of the services of any of our executive officers, other key employees and other scientific and medical advisors, and an inability to find suitable replacements could result in delays in product development and harm our business. In particular, due to our small number of employees, the loss of one employee may have a larger impact on our business than compared to a loss at one of our peers. We currently do not maintain "key person" insurance for any members of our management team.

We may in the future expand our operations in the U.S. and other geographies, particularly in certain biotech hubs. Competition for skilled personnel in our market is intense and may limit our ability to hire and retain highly qualified personnel on acceptable terms or at all. Changes to immigration and work authorization laws and regulations, including those that restrain the flow of scientific and professional talent, can be significantly affected by political forces and levels of economic activity. Our business may be materially adversely affected if legislative or administrative changes to immigration or visa laws and regulations impair our hiring processes and goals or projects in the key jurisdictions in which we operate.

To encourage valuable employees to remain at our company, in addition to salary and cash incentives, we have provided equity awards that vest over time. The value to employees of equity awards that vest over time may be significantly affected by movements in our share price that are beyond our control, and may at any time be insufficient to counteract more lucrative offers from other companies. Despite our efforts to retain valuable employees, members of our management, scientific and development teams may terminate their employment with us at any time. Although we have employment agreements with our key employees, certain of these employment agreements provide for at-will employment, which means that any of our employees could leave our employment at any time. Our success also depends on our ability to continue to attract, retain and motivate highly skilled junior, mid-level and senior managers as well as junior, mid-level and senior scientific and medical personnel.

Additionally, we rely on our scientific founders and other scientific and clinical advisors and consultants to assist us in formulating our research, development and clinical strategies. Certain of our scientific founders, advisors and consultants are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. If a conflict of interest arises between their work for us and their work for another entity, we may lose their services. Furthermore, our advisors may have arrangements with other companies to assist those companies in developing products or technologies that may compete with ours. In particular, if we are unable to maintain consulting relationships with our scientific founders or if they provide services to our competitors, our development and commercialization efforts will be impaired and our business will be significantly harmed.

Our employees may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with FDA regulations, provide accurate information to the FDA, comply with manufacturing standards we may establish, comply with federal and state healthcare fraud and abuse laws and regulations, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to our reputation. It is not always possible to identify and deter employee misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant fines or other sanctions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have a material adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our operations involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations also produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Our internal computer systems have suffered, and our collaborators or other contractors or consultants may suffer from cybersecurity incidents or data breaches, which could result in a material disruption of our product development programs.

In the ordinary course of our business, we may store, use, process or otherwise gain access to certain sensitive information, including proprietary information, confidential information, personal data and personal health data, intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties. We may use third-party service providers and sub-processors to help us operate our business and our partners or other third parties may have access to such sensitive information or our systems or infrastructure in conjunction with our business. We may be required to expend significant resources, at significant cost, fundamentally change our business activities and practices, or modify our operations, including our clinical trial activities, or information technology in an effort to protect against security compromises or incidents, including cybersecurity incidents and data breaches and to mitigate, detect, and remediate actual or potential vulnerabilities to our information technology systems as well as harm stemming from cybersecurity threats such as cybersecurity incidents and data breaches. Our internal computer systems and infrastructure (including, without limitation, any relevant sensitive information and other assets stored therein or accessible thereby) and those of our current and any future collaborators, contractors or consultants are vulnerable to damage from a variety of evolving threats, including computer viruses, bugs, malware, unauthorized access, denial-of-service attacks, service interruptions, system malfunction (such as credential stuffing), social engineering attacks (such as phishing attacks), business email compromises, ransomware attacks, user errors or malfeasance, natural disasters, terrorism, war and telecommunication and electrical failures, as well as security compromises, from inadvertent or intentional wrongful actions by insider employees, vendors, contractors, consultants, business partners, and/or other third parties, or from cyber-attacks by malicious third parties.

Like other companies in our industry, we, and our third party vendors, have experienced threats and cybersecurity incidents relating to our information technology systems and infrastructure. For example, in the past, Centessa Subsidiaries have experienced unauthorized access to systems through social engineering schemes. Although such past cyber-attacks did not result in material disruption to our business nor did they result in material loss, if any such material system failure, accident or cybersecurity compromises, incident, or data breach were to occur, it could result in a material disruption of our development programs and our business operations, whether due to a loss of our trade secrets or other sensitive information or other similar disruptions, as well as impact to our systems and infrastructure necessary for our business operations or necessitating that we incur significant costs to address such failure, accident or security compromises, cybersecurity incidents, or data breaches or expose us to significant liability. For example, the loss of clinical trial data from completed or future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data and expose us to data breach claims. In addition, failures or significant downtime of our information technology or telecommunication systems or infrastructure or those used by our third-party service providers could cause significant interruptions in our operations and adversely impact the confidentiality, integrity and availability of sensitive information. We may also be the subject of server malfunction, software or hardware failures, cyber-attacks (including supply-chain cyber-attacks), loss of data or other computer assets, and other similar issues. A significant portion of our workforce works remotely, which has increased the risk to our information technology assets and data.

To the extent that any disruption or cybersecurity compromise, cybersecurity incident, or data breach were to result in a loss of, or damage to, our data systems, infrastructure, or applications, or inappropriate disclosure, access to, or use of sensitive information, we could incur liability, our competitive position could be harmed and the further development and commercialization of our product candidates could be delayed. Relevant laws, regulations, and industry standards, as well as contractual obligations, may require us to implement specific security measures or use industry-standard or reasonable measures to protect against cybersecurity compromises, cybersecurity incidents and data breaches. Even though we have taken security measures designed to protect against cybersecurity incidents and/or data breaches, there can be no assurance that such security measures or those of our service providers, partners and other third parties will be effective in protecting against disruptions or cybersecurity compromises, cybersecurity incidents, or data breaches, or militating against the impact or the adverse consequences thereof. We may be unable to detect, anticipate, measure, prevent, or remediate threats or techniques used to detect or exploit vulnerabilities in our (or our third parties') information technology, services, communications or software, or to cause cybersecurity compromises, cybersecurity incidents, or data breaches, because such threats and techniques change frequently, are often sophisticated in nature, and may not be detected until after a cybersecurity incident or data breach has occurred. We cannot be certain that we will be able to address any such vulnerabilities, in whole or part, and there may be delays in developing and deploying patches and other remedial measures to adequately address vulnerabilities. Relevant laws, regulations, and industry standards, as well as contractual obligations, may also require us to notify relevant stakeholders (including affected individuals, partners, collaborators, customers, regulators, law enforcement agencies, credit reporting agencies and others) of cybersecurity incidents or data breaches. Such disclosures are costly and could also have a material adverse effect on our reputation, business, or financial condition.

Actual or perceived cybersecurity compromises, cybersecurity incidents, data breaches or other information technology system vulnerabilities, lack of appropriate information security safeguards and concerns regarding data privacy or cybersecurity may cause some of our actual or prospective customers, collaborators, partners and/or clinical trial participants to stop participating in our trials, using our products or working with us. Additionally, regulators could impose penalties and monetary fines against us for similar concerns, or we could incur other liability in connection with or resulting from litigation or governmental investigations and enforcement actions. The discontinuance of relationships with third parties, or the failure to meet the expectations of such third parties, and/or litigation, regulatory investigation or enforcement, could result in material harm to our operations, financial performance or reputation and affect our ability to grow and operate our business. Our contracts may not contain limitations of liability, and even where they do, there can be no assurance that limitations of liability in our contracts are sufficient to protect us from liabilities, damages, or claims related to our privacy and data security obligations. We cannot be sure that our insurance coverage, if any, will be adequate or otherwise protect us from or adequately mitigate liabilities arising out of such cybersecurity compromises, cybersecurity incidents, data breaches or other information technology system vulnerabilities. The successful assertion of one or more large claims against us that exceeds our available insurance coverage, or results in changes to our insurance policies (including premium increases or the imposition of large excess or deductible or co-insurance requirements), could materially and adversely affect our business.

Our international operations may expose us to business, regulatory, legal, political, operational, financial, pricing and reimbursement risks associated with doing business across multiple jurisdictions outside of the United States.

Our business is subject to risks associated with conducting business internationally. Our Centessa Subsidiaries, suppliers, industry partners and clinical study centers are located and/or conduct business across Europe, the United States and certain other jurisdictions. Furthermore, our business strategy incorporates potential international expansion as we seek to obtain regulatory approval for, and commercialize, our product candidates in patient populations outside the United States. If approved, we may hire sales representatives and conduct physician and patient association outreach activities across multiple jurisdictions. Doing business internationally involves a number of risks, including but not limited to:

- multiple, conflicting and changing laws, regulations, and compliance requirements such as privacy regulations, tax laws and practice, export and import restrictions, employment laws, regulatory requirements, and other governmental approvals, permits and licenses;

- failure by us to obtain and maintain regulatory approvals for the use of our products in various countries;

- rejection or qualification of foreign clinical trial data by the competent authorities of other countries;

- additional potentially relevant third-party patent rights;

- complexities and difficulties in obtaining, maintaining, protecting and enforcing our intellectual property;

- difficulties in staffing and managing foreign operations;

- complexities associated with managing multiple payor reimbursement regimes, government payors or patient self-pay systems;

- limits in our ability to penetrate international markets;

- financial risks, such as longer payment cycles, difficulty collecting accounts receivable, the impact of local and regional financial crises on demand and payment for our products and exposure to foreign currency exchange rate fluctuations;

- natural disasters, political and economic instability, including wars, terrorism and political unrest, outbreak of disease, boycotts, curtailment of trade and other business restrictions;

- certain expenses including, among others, expenses for travel, translation and insurance; and

- regulatory and compliance risks that relate to anti-corruption compliance and record-keeping that may fall within the purview of the U.S. Foreign Corrupt Practices Act and/or the UK Bribery Act of 2010, or provisions of anti-corruption or anti-bribery laws in other countries.

Any of these factors could harm our future international expansion and operations and, consequently, our results of operations.

We may be subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws and health information privacy and security laws. If we are unable to comply, or have not fully complied, with such laws, we could face substantial penalties.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations will be directly, or indirectly through our prescribers, customers and purchasers, subject to various federal and state fraud and abuse laws and regulations, including, without limitation, the federal Health Care Program Anti-Kickback Statute, the federal civil and criminal False Claims Act and Physician Payments Sunshine Act and regulations. These laws will impact, among other things, our proposed sales, marketing and educational programs. In addition, we may be subject to patient privacy laws by both the federal government and the states in which we conduct our business. See section entitled "*Business – Government Regulation – Other United States Healthcare Laws*" in this Annual Report on Form 10-K.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities could be subject to challenge under one or more of such laws. If our operations are found to be in violation of any of the laws described above or any other government regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from participation in government health care programs, such as Medicare and Medicaid, individual imprisonment and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations.

The provision of benefits or advantages to physicians to induce or encourage the prescription, recommendation, endorsement, purchase, supply, order or use of medicinal products is prohibited in the EU. The provision of benefits or advantages to induce or reward improper performance generally is also governed by the national anti-bribery laws of EU Member States, and the Bribery Act 2010 in the UK. Infringement of these laws could result in substantial fines and individual imprisonment.

Payments made to physicians in certain EU Member States must be publicly disclosed. Moreover, agreements with physicians often must be the subject of prior notification and approval by the physician's employer, his or her competent professional organization and/or the regulatory authorities of the individual EU Member States. These requirements are provided in the national laws, industry codes or professional codes of conduct, applicable in the EU Member States. Failure to comply with these requirements could result in reputational risk, public reprimands, administrative penalties, fines or individual imprisonment.

For further information on privacy laws, regulations and standards, as well as policies, contracts and other obligations related to data privacy and security, and the potential application thereof to our operations (including in relation to our use of health-related personal data), see the sub-section immediately below this.

We are subject to stringent and changing privacy laws, regulations and standards as well as policies, contracts and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could lead to government enforcement actions (that could include fines and penalties), a disruption of our clinical trials or commercialization of our products, private litigation, harm to our reputation, or other adverse effects on our business or prospects.

The legislative and regulatory framework relating to the collection, use, retention, safeguarding, disclosure, sharing, transfer, security and other processing (collectively, "Process" or "Processing") of personal data (including health-related personal data) worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we must comply and some of which may impose potentially conflicting obligations.

Accordingly, we are, or may become, subject to data privacy and security laws, regulations, and industry standards as well as policies, contracts and other obligations that apply to the Processing of personal data both by us and on our behalf (collectively, Data Protection Requirements). If we fail, or are perceived to have failed, to address or comply with Data Protection Requirements, this could result in government enforcement actions against us that could include investigations, fines, penalties, audits and inspections, additional reporting requirements and/or oversight, temporary or permanent bans on all or some Processing of personal data, orders to destroy or not use personal data, and imprisonment of company officials. Further, individuals or other relevant stakeholders could bring a variety of claims against us for our actual or perceived failure to comply with the Data Protection Requirements. Any of these events could have a material adverse effect on our reputation, business, or financial condition, and could lead to a loss of actual or prospective customers, collaborators or partners; interrupt or stop clinical trials; result in an inability to Process personal data or to operate in certain jurisdictions; limit our ability to develop or commercialize our products; or require us to revise or restructure our operations.

For example, in Europe, the collection and use of personal data, including health related data, is governed by the General Data Protection Regulation ("EU GDPR") which is applicable across the European Economic Area ("EEA"), and by related applicable data protection and privacy laws of the member states of the EEA. Switzerland has passed similar laws, and, following Brexit, the United Kingdom ("UK") has transposed the EU GDPR into UK domestic law with effect from January 2021 ("UK GDPR"). In this Annual Report on Form 10-K, "GDPR" refers to both the UK GDPR and the EU GDPR, unless specified otherwise.

Collectively, European data protection laws (including the GDPR) are wide-ranging in scope and impose numerous, significant and complex compliance burdens in relation to the Processing of personal data, which increase our obligations (including with respect to clinical trials conducted in the EEA or the UK), such as: limiting permitted

Processing of personal data to only that which is necessary for specified, explicit and legitimate purposes; requirements to conduct data protection impact assessments, requiring the establishment of a legal basis for Processing personal data; adopting a broad definition of personal data to possibly include 'pseudonymized' or key-coded data; creating obligations for controllers and processors to appoint data protection officers in certain circumstances; imposing stringent transparency obligations to data subjects, which requires more detailed notices for clinical trial subjects and investigators; introducing the obligation to carry out data protection impact assessments in certain circumstances; establishing limitations on the collection and retention of personal data through 'data minimization' and 'storage limitation' principles; establishing obligations to implement 'privacy by design'; introducing obligations to honor increased rights for data subjects; formalizing a heightened and codified standard of data subject consent; establishing obligations to implement certain technical and organizational safeguards to protect the security and confidentiality of personal data; introducing obligations to agree to certain specific contractual terms and to take certain measures when working with third-party processors or joint controllers; imposing mandatory data breach notification requirements; and mandating the appointment of representatives in the UK and/or EU in certain circumstances. In particular, the Processing of "special category personal data" (such as personal data related to health and genetic information), which is relevant to our operations in the context of our conduct of clinical trials, imposes heightened compliance burdens under European data protection laws and is a topic of active interest among relevant regulators.

In addition, the GDPR provides that EEA member states may introduce specific or additional requirements related to the Processing of special categories of personal data such as health data that we may process in connection with clinical trials or otherwise. In the UK, the UK Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the Processing of such personal data across the EEA and/or UK, which may increase our costs and overall compliance risk. Such country-specific regulations could also limit our ability to Process relevant personal data in the context of our EEA and/or UK operations ultimately having an adverse impact on our business, and harming our business and financial condition.

Further, certain European data protection laws restrict transfers of personal data to countries outside Europe that are not considered by the European Commission and UK government as providing an adequate level of protection to personal data, like the United States in certain circumstances (so-called "third countries"). These transfers are prohibited unless an appropriate transfer safeguard mechanism specified by the European data protection laws is implemented, such as the Standard Contractual Clauses ("SCCs") approved by the European Commission and/or the UK International Data Transfer Agreement/Addendum approved by the UK government, or a derogation applies. Where relying on the SCCs or UK IDTA for data transfers, we may also be required to carry out transfer impact assessments to assess whether the recipient is subject to local laws which allow public authority access to personal data. The international transfer obligations under the European data protection laws will require significant effort and cost and may result in us needing to make strategic considerations around where EEA and UK personal data is transferred and which service providers we can utilize for the processing of EEA and UK personal data. These transfer restrictions and may ultimately prevent us from transferring personal data outside Europe, which would cause significant business disruption. At present, there are few, if any, viable alternatives to the SCCs and UK IDTA. On July 10, 2023, the EU adopted an adequacy decision for a new "Data Privacy Framework," which replaces the Privacy Shield, which the European Court of Justice invalidated in 2020 for personal data transferred from the EU to the U.S. The Framework allows for data transfers from the EU to companies who self-certified in the US and provides additional certification mechanisms to provide for data transfers from the UK. However, the long term viability of the Data Privacy Framework remains uncertain and the Framework has already been challenged in several jurisdictions.

The risks associated with such exports of personal data from locations within Europe are particularly relevant to our business as our group comprises several operating entities, many of which are located, and/or sponsor clinical trials, in Europe. We have adopted and implemented certain processes, systems and other relevant measures within our organization, and/or with our relevant collaborators, service providers, contractors or consultants, which are appropriate to address relevant requirements relating to international transfers of personal data from Europe, and to minimize the potential impacts and risks resulting from those requirements, across our organization. Failure to implement valid mechanisms for personal data transfers from Europe may result in increased exposure to regulatory actions, substantial fines and injunctions against processing personal data subject to European data protection laws. Inability to export personal data may also: restrict our activities outside Europe; limit our ability to collaborate with partners as well as other service providers, contractors and other companies outside of Europe; and/or require us to increase our Processing capabilities within Europe at significant expense or otherwise cause us to change the geographical location or segregation of our relevant systems and operations – any or all of which could adversely affect our operations or financial results. Additionally, other countries outside of Europe have enacted or are considering enacting similar cross-border data transfer restrictions and laws requiring local data residency, which could increase the cost and complexity of delivering our services and operating our business.

The type of challenges we face in Europe will likely also arise in other jurisdictions that adopt laws similar in construction to the GDPR or regulatory frameworks of equivalent complexity.

European data protection laws also provide for robust regulatory enforcement and significant penalties for noncompliance, including, for example, under the GDPR, fines of up to €20 million (£17.5 million for the UK) or 4% of global annual revenue of any noncompliant organization for the preceding financial year, whichever is higher. In addition to administrative fines, a wide variety of other potential enforcement powers are available to competent supervisory authorities in respect of potential and suspected violations of the GDPR, including extensive audit and inspection rights, and powers to order temporary or permanent bans on all or some Processing of personal data carried out by noncompliant businesses – including permitting authorities to require destruction of improperly gathered or used personal data. European supervisory authorities have shown a willingness to impose significant fines and issue orders preventing the processing of personal data on non-compliant businesses. The GDPR also confers a private right of action on data subjects and non-profit associations to lodge complaints with supervisory authorities, seek judicial remedies, and obtain compensation for damages resulting from violations of the GDPR.

Further, following the UK's departure from the EU, often referred to as Brexit, the data protection obligations of the EU GDPR continue to apply to UK-related Processing of personal data in substantially unvaried form under the UK GDPR by virtue of section 3 of the EU (Withdrawal) Act 2018, as amended). With respect to international transfers, although the UK is regarded as a third country under the EU GDPR, the European Commission has issued an adequacy finding recognizing the UK as providing adequate protection under the EU GDPR and, therefore, transfers of personal data originating in the EEA to the UK remain unrestricted. The UK government has confirmed that personal data transfers from the UK to the EEA remain free flowing. However, going forward, there is increasing risk for divergence in application, interpretation and enforcement of the data protection laws as between the UK and EEA. The UK Government has introduced a Data Use and Access Bill ("UK Bill") into the UK legislative process. The aim of the UK Bill is to reform the UK's data protection regime following Brexit. If passed, the final version of the UK Bill may have the effect of altering the similarities between the UK and EEA data protection regimes and threaten the adequacy finding granted to the United Kingdom by the EU Commission, to enable personal data to transfer from the EEA to the UK. This may lead to additional compliance costs and could increase our overall risk. The UK Bill will result in changes to the UK GDPR that may affect our efforts to create a harmonized approach to processing European personal data and exposes us to two parallel regimes where the UK GDPR and EU GDPR both apply, each of which potentially authorizes similar fines and other potentially divergent enforcement actions for certain violations. The lack of clarity on future UK laws and regulations and their interaction with EU laws and regulations could add legal risk, uncertainty, complexity and compliance cost to the handling of European personal data and our privacy and data security compliance programs could require us to amend our processes and procedures to implement different compliance measures for the UK and EEA. If we do not designate a lead supervisory authority in an EEA member state, we are not able to benefit from the GDPR's 'one stop shop' mechanism. Amongst other things, this would mean that, in the event of a violation of the GDPR affecting data subjects across the EEA, we could be investigated by, and ultimately fined by the supervisory authority in each and every EEA member state where data subjects have been affected by such violation.

In the United States, there are a broad variety of data protection laws and regulations that may apply to our activities such as state data breach notification laws, state personal data privacy laws (for example, the California Consumer Privacy Act ("CCPA")), state health information privacy laws, and federal and state consumer protection laws. A range of enforcement agencies exist at both the state and federal levels that can enforce these laws and regulations. At the federal level, failing to take appropriate steps to keep consumers' personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act (the FTCA), 15 U.S.C § 45(a). The FTC expects a company's data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business and the cost of available tools to improve security and reduce vulnerabilities.

Regulators and legislators in the U.S. are also increasingly scrutinizing and restricting certain personal data transfers and transactions involving foreign countries. For example, the Biden Administration's executive order Preventing Access to Americans' Bulk Sensitive Personal Data and United States Government-Related Data by Countries of Concern as implemented by Department of Justice regulations issued in December 2024, prohibits data brokerage transactions involving certain sensitive personal data categories, including health data, genetic data, and biospecimens, to countries of concern, including China. The regulations also restrict certain investment agreements, employment agreements and vendor agreements involving such data and countries of concern, absent specified cybersecurity controls. Actual or alleged violations of these regulations may be punishable by criminal and/or civil sanctions, and may result in exclusion from participation in federal and state programs.

In addition, certain state laws govern privacy and security of personal information. For example, the CCPA requires covered businesses that process personal information of California residents to disclose their data collection, use and sharing practices. Further, the CCPA provided California residents with new data privacy rights (including the ability to opt out of certain disclosures of personal data), imposed new operational requirements for covered businesses, provided for civil penalties for violations as well as a private right of action for data breaches and statutory damages (that is expected to increase data breach class action litigation and result in significant exposure to costly legal judgements and settlements). In addition, the CCPA was expanded on January 1, 2023, when the California Privacy Rights Act of 2020 ("CPRA") became operative. The amendments introduced by the CPRA, among other things, gave California residents the ability to limit use of certain sensitive personal information, further restricted the use of cross-contextual advertising, established restrictions on the retention of personal information, expanded the types of data breaches subject to the CCPA's private right of action, provided for increased penalties for violations concerning California residents under the age of 16, established the California Privacy Protection Agency to implement and enforce the law. Although there are limited exemptions for clinical trial data and information subject to HIPAA under the CCPA, the CCPA and other similar laws could impact our business activities depending on how it is interpreted.

The CCPA marks the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business. Already, in the United States, we have witnessed significant developments at the state level with numerous other states passing comprehensive privacy laws that incorporate many similar concepts of the CCPA. In addition, a number of other states have proposed new privacy laws, some of which are similar to the above discussed recently passed laws. Such proposed legislation, if enacted, may add additional complexity, variation in requirements, restrictions and potential legal risk, require additional investment of resources in compliance programs, impact strategies and the availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. There are also states that are specifically regulating health information. For example, Washington state recently passed a health privacy law, effective March 31, 2024, that regulates the collection and sharing of health information, and the law also has a private right of action, which further increases the relevant compliance risk. Connecticut and Nevada have also passed similar laws regulating consumer health data. In addition, other states have proposed and/or passed legislation that regulates the privacy and/or security of certain specific types of information. For example, a small number of states have passed laws that specifically regulate biometric data. These various privacy and security laws may impact our business activities, including our identification of research subjects, relationships with business partners and ultimately the marketing and distribution of our products. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which we may likely become subject, if enacted.

In other foreign jurisdictions in which we operate or have operated (including sponsoring past, present or future clinical trials), such as, without limitation, Canada and Georgia, we may also be subject to stringent Data Protection Requirements. In Canada, for instance, Quebec's new comprehensive data protection law recently entered into force and is expected to have far-reaching effects.

Generally, these laws exemplify the vulnerability of our business to the evolving regulatory environment related to personal data and may require us to modify our Processing practices at substantial costs and expenses in an effort to comply.

Additionally, regulations promulgated pursuant to HIPAA, as amended, establish privacy and security standards that limit the use and disclosure of individually identifiable health information, or protected health information, and require the implementation of administrative, physical and technological safeguards designed to protect the privacy, confidentiality, integrity and availability of protected health information. These provisions may be applicable to our business or that of our collaborators, service providers, contractors or consultants.

Determining whether protected health information has been handled in compliance with applicable Data Protection Requirements can be complex and may be subject to changing interpretation. If we are unable to properly protect the privacy and security of protected health information, we could be found to have violated these privacy and security laws and/or breached certain contracts with our business partners (including as a business associate). Further, if we fail to comply with applicable Data Protection Requirements, such as, to the extent applicable, HIPAA privacy and security standards, we could face significant civil and criminal penalties. In the United States, the Department of Health and Human Services' and state attorneys general enforcement activity can result in financial liability and reputational harm, and responses to such enforcement activity can consume significant internal resources. In addition, state attorneys general are authorized to bring civil actions seeking either injunctions or damages in response to violations that threaten the privacy of state residents. We cannot be sure how these regulations will be interpreted, enforced or applied to our operations. In addition to the risks associated with enforcement activities and potential contractual liabilities, our ongoing efforts to comply with evolving laws and regulations at the federal and state level may be costly and require ongoing modifications to our policies, procedures and systems.

Given the breadth and evolving nature of Data Protection Requirements, preparing for and complying with these requirements is rigorous, time-intensive and requires significant resources and a review of our technologies, systems and practices, as well as those of any third-party collaborators, service providers, contractors or consultants that Process personal data on our behalf.

We may publish privacy policies and other documentation regarding our Processing of personal data and/or other confidential, proprietary or sensitive information. Although we endeavor to comply with our published policies and other documentation, we may at times fail to do so or may be perceived to have failed to do so. Moreover, despite our efforts, we may not be successful in achieving compliance if our employees, third-party collaborators, service providers, contractors or consultants fail to comply with our policies and documentation. Such failures can subject us to potential foreign, local, state and federal action if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Moreover, subjects about whom we or our partners obtain information, as well as the providers who share this information with us, may contractually limit our ability to use and disclose the information. Claims that we have violated individuals' privacy rights or failed to comply with data protection laws or applicable privacy notices even if we are not found liable, could be expensive and time-consuming to defend and could result in adverse publicity that could harm our business or otherwise materially and negatively impact our business.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws, and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department's Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors, and other collaborators from authorizing, promising, offering, or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties to sell our products outside the United States, to conduct clinical trials, and/or to obtain necessary permits, licenses, patent registrations, and other regulatory approvals. We have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities, and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors, and other collaborators, even if we do not explicitly authorize or have actual knowledge of such activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm, and other consequences.

Risks Related to Ownership of Our Securities

We are an emerging growth company and a smaller reporting company, and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make our ADSs less attractive to investors.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act ("JOBS Act"), enacted in April 2012. For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended ("Sarbanes-Oxley Act"), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding nonbinding advisory votes on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following 2021, the year in which we completed our initial public offering, although circumstances could cause us to lose that status earlier. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion or (c) in which we are deemed to be a large accelerated filer, which requires the market value of our ordinary shares that is held by non-affiliates to exceed $700 million as of the prior June 30th after we have been subject to the SEC's periodic reporting requirements for at least twelve calendar months and have filed at least one annual report, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to not "opt out" of this exemption from complying with new or revised accounting standards and, therefore, we will adopt new or revised accounting standards at the time private companies adopt the new or revised accounting standard and will do so until such time that we either (i) irrevocably elect to "opt out" of such extended transition period or (ii) no longer qualify as an emerging growth company.

Because our annual revenue was less than $100.0 million during the most recently completed fiscal year and the market value of our voting and non-voting ordinary shares held by non-affiliates was less than $700.0 million on June 30, 2024, we qualify as a "smaller reporting company." We may continue to be a smaller reporting company if either (i) the market value of our ordinary shares held by non-affiliates is less than $250 million or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and the market value of our ordinary shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

We cannot predict if investors will find our ADSs less attractive because we may rely on these exemptions. If some investors find our ADSs less attractive as a result, there may be a less active trading market for our ADSs and our ADS price may be more volatile.

Our articles of association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act or the Exchange Act, and that the United States District Court for the Southern District of New York will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act or the Exchange Act.

Our articles of association provide that, unless we consent by ordinary resolution to the selection of an alternative forum, the courts of England and Wales shall, to the fullest extent permitted by law, be the exclusive forum for: (a) any derivative action or proceeding brought on our behalf; (b) any action or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or other employees to us; (c) any action or proceeding asserting a claim arising out of any provision of the Companies Act 2006 ("Companies Act"), or our articles of association (as may be amended from time to time); or (d) any action or proceeding asserting a claim or otherwise related to our affairs, or the England and Wales Forum Provision. The England and Wales Forum Provision will not apply to any causes of action arising under the Securities Act or the Exchange Act. Our articles of association will further provide that unless we consent by ordinary resolution to the selection of an alternative forum, the United States District Courts shall be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act, or the U.S. Federal Forum Provision. In addition, our articles of association will provide that any person or entity purchasing or otherwise acquiring any interest in our shares is deemed to have notice of and consented to the England and Wales Forum Provision and the U.S. Federal Forum Provision; provided, however, that our shareholders cannot and will not be deemed to have waived our compliance with the U.S. federal securities laws and the rules and regulations thereunder.

The England and Wales Forum Provision and the U.S. Federal Forum Provision in our articles of association may impose additional litigation costs on our shareholders in pursuing any such claims. Additionally, the forum selection clauses in our articles of association may limit the ability of our shareholders to bring a claim in a judicial forum that they find favorable for disputes with us or our directors, officers or employees, which may discourage the filing of lawsuits against us and our directors, officers and employees, even though an action, if successful, might benefit our shareholders. In addition, while the Delaware Supreme Court ruled in March 2020 that federal forum selection provisions purporting to require claims under the Securities Act be brought in federal court are "facially valid" under Delaware law, there is uncertainty as to whether other courts, including the courts of England and Wales and other courts within the U.S., will enforce our U.S. Federal Forum Provision. If the U.S. Federal Forum Provision is found to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition. The U.S. Federal Forum Provision may also impose additional litigation costs on our shareholders who assert that the provision is not enforceable or invalid. The courts of England and Wales and the United States District Court for the Southern District of New York may also reach different judgments or results than would other courts, including courts where a shareholder considering an action may be located or would otherwise choose to bring the action, and such judgments may be more or less favorable to us than our shareholders.

The price of our ADSs may be volatile, and you could lose all or part of your investment.

The trading price of our ADSs is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control, including limited trading volume. In addition to the factors discussed in this "Risk Factors" section, these factors include:

- the results of our ongoing, planned or any future preclinical studies, clinical trials or clinical development programs;

- the commencement, enrollment, or results of clinical trials of our product candidates or any future clinical trials we may conduct, or changes in the development status of our product candidates;

- adverse results or delays in preclinical studies and clinical trials;

- our decision to initiate a clinical trial, not to initiate a clinical trial, or to terminate an existing clinical trial;

- any delay in our regulatory filings or any adverse regulatory decisions, including failure to receive regulatory approval of our product candidates;

- changes in laws or regulations applicable to our products, including but not limited to clinical trial requirements for approvals;

- adverse developments concerning our manufacturers or our manufacturing plans;

- our inability to obtain adequate product supply for any licensed product or inability to do so at acceptable prices;

- our inability to establish collaborations if needed;

- our failure to commercialize our product candidates;

- changes in the structure of healthcare payment systems;

- additions or departures of key scientific or management personnel;

- unanticipated serious safety concerns related to the use of our product candidates;

- introduction of new products or services offered by us or our competitors;

- announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by us or our competitors;

- our ability to effectively manage our growth;

- the size and growth of our initial cancer target markets;

- our ability to successfully treat additional types of cancers or at different stages;

- actual or anticipated variations in quarterly operating results;

- our cash position;

- our failure to meet the estimates and projections of the investment community or that we may otherwise provide to the public;

- publication of research reports about us or our industry, or immunotherapy in particular, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

- changes in the market valuations of similar companies;

- overall performance of the equity markets;

- sales of our ADSs by us or holders of our ADSs in the future;

- trading volume of our ADSs;

- changes in accounting practices;

- ineffectiveness of our internal controls;

- disputes or other developments relating to intellectual property or proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our technologies;

- significant lawsuits, including intellectual property or shareholder litigation;

- general political and economic conditions; and

- other events or factors, many of which are beyond our control.

In addition, the stock market in general, and the market for biopharmaceutical companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our ADSs, regardless of our actual operating performance. If the market price of our ADSs does not exceed the price at which you purchased them, you may not realize any return on your investment in us and may lose some or all of your investment. In the past, securities class action litigation has often been instituted against companies following periods of volatility in the market price of a company's securities. On September 28, 2022 ("Original Complaint"), the Company and certain of its current and former officers were named as defendants in a proposed class-action lawsuit filed in the United States District Court for the Central District of California. The complaint generally alleges that the Company violated Sections 10(b) and 20(a) and Sections 11 and 15 of the Securities Act by allegedly making materially false and/or misleading statements, as well as allegedly failing to disclose material adverse facts relating to the safety profile and future clinical and commercial prospects of each of its lixivaptan and ZF874 programs, which caused the Company's securities to trade at artificially inflated prices. On October 12, 2022, by order, the lawsuit was transferred to the United States District Court for the Southern District of New York. On February 10, 2023, an amended complaint was filed ("Amended Complaint") in which our IPO underwriters were added as co-defendants. A number of the claims set forth in the Original Complaint have been abandoned including with respect to intentional fraud theory and claims pursuant to Sections 10(b) or 20(a) of the Securities Exchange Act of 1934. The only claims alleged in the Amended Complaint are violations of Sections 11 and 15 of the Securities Act based on alleged misstatements in the S-1 filed by the Company in connection with its Initial Public Offering. The Amended Complaint also abandoned any claims concerning ZF874 and focuses entirely on lixivaptan. The Amended Complaint sought unspecified damages and attorneys' fees, among other things. On August 23, 2023, the Company submitted its motion to dismiss all claims. On August 2, 2024, Judge Gregory Wood of the United States District Court for the Southern District of New York granted in full a motion to dismiss with leave for the plaintiff to amend within twenty-one days certain statements and no leave to amend other statements and no ability to expand the scope of the claims pleaded in the Amended Complaint. On August 27, 2024, the United States District Court for the Southern District of New York dismissed the plaintiff's complaint with prejudice and ordered the case closed.

Sales of a substantial number of securities by shareholders in the public market could cause our ADS price to fall.

If our shareholders sell, or indicate an intention to sell, substantial amounts of our ADSs in the public market after the lockup and other legal restrictions on resale lapse, the trading price of our ADSs could decline. For example, ordinary shares that are either subject to outstanding options or reserved for future issuance under equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements and Rule 144 and Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. If these additional ordinary shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our ADSs could decline.

As of December 31, 2024, the holders of 50,034,030 ordinary shares (or ordinary shares converted to ADSs) are entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act, except for shares held by affiliates, as defined in Rule 144 under the Securities Act. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ADSs.

We do not know whether an active, liquid and orderly trading market will develop for our ADSs or what the market price of our ADSs will be and, as a result, it may be difficult for you to sell your ADSs.

Although our ADSs are listed on The Nasdaq Global Select Market, an active trading market for our ADSs may never develop or be sustained. You may not be able to sell your ADSs quickly or at the market price if trading in shares of our ADSs is not active. As a result of these and other factors, you may be unable to resell your ADSs at or above the price at which you purchased them. Further, an inactive market may also impair our ability to raise capital by selling additional ADSs and may impair our ability to enter into strategic partnerships or acquire companies or products by using our ADSs as consideration.

If securities or industry analysts do not maintain research coverage of our company or publish inaccurate or unfavorable research about our business, the price of our ADSs and trading volume could decline.

The trading market for our ADSs will depend in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the analysts who cover us downgrades our ADSs or publishes inaccurate or unfavorable research about our business, our ADS price may decline. If one or more of these analysts ceases coverage of our company or fails to publish reports on us regularly, demand for our ADSs could decrease, which might cause our ADS price and trading volume to decline.

Our principal shareholders and management own a significant percentage of our voting shares and will be able to exert significant influence over matters subject to shareholders' approval.

Our executive officers, directors, and 5.0% shareholders beneficially owned approximately 30.3% of our voting shares as of December 31, 2024. Therefore, these shareholders will have the ability to influence us through this ownership position. These shareholders may be able to determine matters requiring shareholder approval. For example, these shareholders may be able to control elections, re-elections and removal of directors, amendments of our articles of association, or approval of any merger, scheme of arrangement, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our ADSs that you may feel are in your best interest as a holder of our ADSs.

In addition, some of these persons or entities may have interests different than yours. For example, because many of these shareholders purchased their ordinary shares at prices substantially below the price at which you may have purchased our ADSs and have held their ordinary shares for a longer period, they may be more interested in selling our company to an acquirer than other investors or they may want us to pursue strategies that deviate from the interests of other shareholders.

Future sales and issuances of our ADSs or rights to purchase ordinary shares, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our shareholders and could cause the price of our ADSs to fall.

We expect that significant additional capital may be needed in the future to continue our planned operations, including conducting clinical trials, expanded research and development activities, and costs associated with operating as a public company. To raise capital, we may sell ADSs, ordinary shares, convertible securities, or other equity securities in one or more transactions at prices and in a manner we determine from time to time. If we sell ADSs, ordinary shares, convertible securities, or other equity securities, investors may be materially diluted by subsequent sales, and new investors could gain rights, preferences, and privileges senior to the holders of our ADSs. Pursuant to our 2021 Plan, our management is authorized to grant share options to our employees, directors, and consultants. In July 2022, we filed a registration statement on Form S-3 relating to the registration of our ordinary shares, each of which may be represented by one ADS; senior or subordinated debt securities; warrants to purchase any securities that may be sold under the prospectus; units or any combination thereof. In January 2023, we entered into an "at-the-market" offering program, which provides for the offering, issuance and sale by us of shares of our ordinary shares, represented by ADSs from time to time for aggregate gross proceeds of up to $125.0 million in sales deemed to be "at-the-market offerings" as defined by the Securities Act of 1933, as amended. Any sale or issuance of securities pursuant to this registration statement or otherwise may result in dilution to our shareholders and may cause the market price of our ADSs to decline. Furthermore, new investors purchasing securities that we may issue and sell in the future could obtain rights superior to the rights of our existing shareholders.

As of December 31, 2024, the aggregate number of ordinary shares that may be issued pursuant to future share awards under the 2021 Plan is 9,306,138 ordinary shares. The number of ordinary shares reserved for issuance under the 2021 Plan shall be cumulatively increased on January 1, 2023 and each January 1 thereafter by up to 5.0% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year or a lesser number of ordinary shares determined by our board of directors. Unless our board of directors elects not to increase the number of ordinary shares available for future grant each year, our shareholders may experience additional dilution, which could cause the price of our ADSs to fall.

We have broad discretion in the use of our cash resources and may not use them effectively.

Our management will have broad discretion in the application of our cash resources, and you will not have the opportunity as part of your investment decision to assess whether such resources are being used appropriately. Because of the number and variability of factors that will determine our use of our cash resources, their ultimate use may vary substantially from their currently intended use. Our management might not apply our cash resources in ways that ultimately increase or maintain the value of your investment. Pending their use, we may invest our cash resources in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our shareholders.

We do not intend to pay dividends on our ordinary shares, so any returns will be limited to the value of our ordinary shares or ADSs.

We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. In addition, we may enter into agreements that prohibit us from paying cash dividends without prior written consent from our contracting parties, or which other terms prohibiting or limiting the amount of dividends that may be declared or paid on our ADS. Furthermore, under the Companies Act, a company's accumulated realized profits, so far as not previously utilized by distribution or capitalization, must exceed its accumulated realized losses so far as not previously written off in a reduction or reorganization of capital duly made (on a non-consolidated basis), before dividends can be paid. In the future, were our dividend policy to change, a dividend or distribution may still be restricted from being declared and paid. In addition, under the Companies Act, a public company can only affect a buyback of shares out of distributable profits or a fresh issue of shares and cannot do so out of capital. For these reasons, any return to shareholders may therefore be limited to the appreciation of their shares, which may never occur.

As a public company, we may be at an increased risk of securities class action litigation, which is expensive and could divert management attention.

The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and pharmaceutical companies have experienced significant share price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives.

As a newly public company, we will incur significant legal, accounting, and other expenses that we had not historically incurred as a private company. We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, which will require, among other things, that we file with the Securities and Exchange Commission ("SEC"), annual, quarterly, and current reports with respect to our business and financial condition. In addition, the Sarbanes-Oxley Act, as well as rules subsequently adopted by the SEC and The Nasdaq Global Select Market to implement provisions of the Sarbanes-Oxley Act, impose significant requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Further, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), was enacted. There are significant corporate governance and executive compensation related provisions in the Dodd-Frank Act that require the SEC to adopt additional rules and regulations in these areas, such as "say on pay" and proxy access. Recent legislation permits emerging growth companies to implement many of these requirements over a longer period and up to five years from the pricing of our initial public offering. We intend to take advantage of this new legislation but cannot guarantee that we will not be required to implement these requirements sooner than budgeted or planned and thereby incur unexpected expenses. Shareholder activism, the current political environment, and the current high level of government intervention and regulatory reform may lead to substantial new regulations and disclosure obligations, which may lead to additional compliance costs and impact the manner in which we operate our business in ways we cannot currently anticipate.

We expect the rules and regulations applicable to public companies to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly. If these requirements divert the attention of our management and personnel from other business concerns, they could have a material adverse effect on our business, financial condition, and results of operations. The increased costs will decrease our net income or increase our net loss and may require us to reduce costs in other areas of our business or increase the prices of our products or services. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain the same or similar coverage. We cannot predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

We previously had material weaknesses in our internal control systems over financial reporting, which have been remediated; however we may identify additional or new material weaknesses in the future that may cause us to fail to meet our reporting obligations, result in material misstatements in our financial statements or fail to prevent fraud. We will need to continue to invest time and resources in the design, implementation and maintenance of internal controls.

Our management is responsible for establishing and maintaining internal control over financial reporting, disclosure controls, and compliance with the other requirements of the Sarbanes-Oxley Act and the rules promulgated by the SEC thereunder. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with international financial reporting standards. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.

We previously had material weaknesses identified related to inadequate controls that address segregation of certain accounting duties and reconciliation and analysis of certain key accounts. We concluded that these material weaknesses arose because, as a pre-revenue private company recently formed, neither we and nor our subsidiaries had the necessary personnel to design effective components of internal control including risk assessment control activities information/communication and monitoring to satisfy the accounting and financial reporting requirements of a public company.

Management remediated the material weaknesses described above through hiring additional qualified accounting and financial reporting personnel, and designing and implementing financial reporting systems, processes, policies and internal controls. However, management must continually evaluate the internal control environment and make enhancements to people, processes and systems which will require the investment of significant resources. For example, in March 2023, management implemented a company-wide ERP system to upgrade certain existing business, operational, and financial processes to enhance the overall control environment of the Company. There is no guarantee that new or additional material weaknesses will not be identified in the future. If material weaknesses arise in the future, our financial statements could contain material misstatements that, when discovered in the future, could cause us to fail to meet our future reporting obligations and cause the price of our ADSs to decline.

If we fail to develop or maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.

As a public company, we will be required to develop and maintain internal control over financial reporting and to report any material weaknesses in such internal controls. The Sarbanes-Oxley Act, requires that we evaluate and determine the effectiveness of our internal control over financial reporting and, beginning with our second annual report following our initial public offering, provide a management report on internal control over financial reporting. In addition, once we are no longer an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Any failure to develop or maintain effective controls, or any difficulties encountered in their implementation or improvement, could harm our results of operations, cause us to fail to meet our reporting obligations, result in a restatement of our financial statements for prior periods, or adversely affect the results of management evaluations and independent registered public accounting firm audits of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. In addition, to the extent we acquire or establish additional consolidated subsidiaries, the financial statements of such entities may not be initially prepared by us, and we will not have direct control over their financial statement preparation. As a result, we will, for our financial reporting, depend on what these entities report to us, which could result in our adding monitoring and audit processes, and increase the difficulty of implementing and maintaining adequate controls over our financial processes and reporting in the future, which could lead to delays in our external reporting. In particular, this may occur where we are establishing such entities with partners that do not have sophisticated financial accounting processes in place, or where we are entering into new relationships at a rapid pace, straining our integration capacity. Additionally, if we do not receive the information from the consolidated subsidiaries on a timely basis, it could cause delays in our external reporting. Ineffective disclosure controls and procedures and internal controls over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely have a negative effect on the trading price of our ADSs.

We have relied upon and, in the future we expect to continue to rely upon third-party contracted service providers to assist with our financial reporting. We are in the process of designing and implementing internal controls over financial reporting required to comply with the Sarbanes-Oxley Act. This process will be time consuming, costly, and complicated. If we are unable to assert that our internal control over financial reporting is effective or when required in the future, if our independent registered public accounting firm issues an adverse opinion on the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our ADSs could be adversely affected and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We face significant risks associated with the operation and management of our company-wide ERP system that may adversely affect our business and results of operations or the effectiveness of our internal controls over financial reporting.

We implemented a company-wide new enterprise resource planning ("ERP") system in March 2023 to upgrade certain existing business, operational, and financial processes. The ERP system was implemented to position the Company for long-term growth, further enhance operating efficiencies and provide more effective management of our business operations, including inventory control, purchasing and supply chain management, and financial reporting and internal controls. Implementing the new ERP system has been costly and has required, and may continue to require, the investment of significant personnel and financial resources. The ERP system could expose us to additional risks inherent in the conversion to any new IT system, including the loss of information, disruption to our normal operations, and changes in accounting procedures which could result in potentially higher costs than we had incurred previously, divert management's and employees' attention and resources and could materially adversely affect our ability to develop product candidates, launch products, file reports with the SEC in a timely manner, operate our business or otherwise affect our controls environment. While the ERP system is intended to further improve and enhance our information management systems, the ongoing implementation of this new ERP system exposes us to the risks of integrating that system with our existing systems and processes, including possible disruption of our financial reporting. Any of these consequences could have a material and adverse effect on our operations and financial condition.

Holders of ADSs are not treated as holders of our ordinary shares.

By investing in our company, you are a holder of ADSs with underlying ordinary shares in a company incorporated under English law. Holders of ADSs are not treated as holders of our ordinary shares, unless they withdraw the ordinary shares underlying their ADSs in accordance with the deposit agreement and applicable laws and regulations. The depositary is the holder of the ordinary shares underlying the ADSs. Holders of ADSs therefore do not have any rights as holders of our ordinary shares, other than the rights that they have pursuant to the deposit agreement.

Holders of ADSs may be subject to limitations on the transfer of their ADSs and the withdrawal of the underlying ordinary shares.

ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary think it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason, subject to the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or we have closed our transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting or we are paying a dividend on our ordinary shares. In addition, ADS holders may not be able to cancel their ADSs and withdraw the underlying ordinary shares when they owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

We are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, or to terminate the deposit agreement, without the prior consent of the ADS holders.

We are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. We and the depositary may agree to amend the deposit agreement in any way we decide is necessary or advantageous to us or to the depositary. Amendments may reflect, among other things, operational changes in the ADS program, legal developments affecting ADSs or changes in the terms of our business relationship with the depositary. In the event that the terms of an amendment are materially disadvantageous to ADS holders, ADS holders will only receive 30 days' advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to direct the depositary to terminate the ADS facility at any time for any reason. For example, terminations may occur when we decide to list our ordinary shares on a non-U.S. securities exchange and determine not to continue to sponsor an ADS facility or when we become the subject of a takeover or a going-private transaction. If the ADS facility will terminate, ADS holders will receive at least 30 days' prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is disadvantageous to ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs representing our ordinary shares provides that, to the fullest extent permitted by law, holders and beneficial owners of ADSs irrevocably waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to the ADSs or the deposit agreement.

If this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If ADS holders or beneficial owners of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, the ADS holder or beneficial owner may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action, depending on, among other things, the nature of the claims, the judge or justice hearing such claims, and the venue of the hearing.

No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any holder or beneficial owner of ADSs or by us or the depositary of compliance with the U.S. federal securities laws and the rules and regulations promulgated thereunder.

Moreover, as the jury trial waiver relates to claims arising out of or relating to the ADSs or the deposit agreement, we believe that, as a matter of construction of the clause, the waiver would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to claims arising before the cancellation of the ADSs and the withdrawal of the ordinary shares, and the waiver would most likely not apply to ADS holders who subsequently withdraw the ordinary shares represented by ADSs from the ADS facility with respect to claims arising after the withdrawal. However, to our knowledge, there has been no case law on the applicability of the jury trial waiver to ADS holders who withdraw the ordinary shares represented by the ADSs from the ADS facility.

ADS holders will not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Except as described in the deposit agreement, holders of the ADSs will not be able to exercise voting rights attaching to the ordinary shares represented by the ADSs. Under the terms of the deposit agreement, holders of the ADSs may instruct the depositary to vote the ordinary shares underlying their ADSs. Otherwise, holders of ADSs will not be able to exercise their right to vote unless they withdraw the ordinary shares underlying their ADSs to vote them in person or by proxy in accordance with applicable laws and regulations and our articles of association. Even so, ADS holders may not know about a meeting far enough in advance to withdraw those ordinary shares. If we ask for the instructions of holders of the ADSs, the depositary, upon timely notice from us, will notify ADS holders of the upcoming vote and arrange to deliver our voting materials to them. Upon our request, the depositary will mail to holders a shareholder meeting notice that contains, among other things, a statement as to the manner in which voting instructions may be given. We cannot guarantee that ADS holders will receive the voting materials in time to ensure that they can instruct the depositary to vote the ordinary shares underlying their ADSs. A shareholder is only entitled to participate in, and vote at, the meeting of shareholders, provided that it holds our ordinary shares as of the record date set for such meeting and otherwise complies with our articles of association. In addition, the depositary's liability to ADS holders for failing to execute voting instructions or for the manner of executing voting instructions is limited by the deposit agreement. As a result, holders of ADSs may not be able to exercise their right to give voting instructions or to vote in person or by proxy and they may not have any recourse against the depositary or us if their ordinary shares are not voted as they have requested or if their shares cannot be voted.

ADS holders may not receive distributions on our ordinary shares represented by the ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs.

The depositary for the ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of our ordinary shares your ADSs represent. However, in accordance with the limitations set forth in the deposit agreement, it may be unlawful or impractical to make a distribution available to holders of ADSs. We have no obligation to take any other action to permit distribution on the ADSs, ordinary shares, rights or anything else to holders of the ADSs. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value from them if it is unlawful or impractical to make them available. These restrictions may have an adverse effect on the value of your ADSs.

Claims of U.S. civil liabilities may not be enforceable against us.

We are incorporated under English law and have our registered office in England. Certain members of our board of directors and senior management are non-residents of the United States, and all or a substantial portion of our assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or us in the United States or to enforce judgments obtained in U.S. courts against them or us based on civil liability provisions of the securities laws of the United States.

The United States and England and Wales do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. Consequently, a final judgment for payment given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in England and Wales. In addition, uncertainty exists as to whether the courts of England and Wales would entertain original actions brought in England and Wales against us or our directors or senior management predicated upon the securities laws of the United States or any state in the United States. Any final and conclusive monetary judgment for a definite sum obtained against us in U.S. courts would be treated by the courts of England and Wales as a cause of action in itself and sued upon as a debt at common law so that no retrial of the issues would be necessary, provided that certain requirements are met. Whether these requirements are met in respect of a judgment based upon the civil liability provisions of the U.S. securities laws, including whether the award of monetary damages under such laws would constitute a penalty, is an issue for the court making such decision. If the courts of England and Wales give judgment for the sum payable under a U.S. judgment, the judgment of the English and Welsh court will be enforceable by methods generally available for this purpose. These methods generally permit the courts of England and Wales discretion to prescribe the manner of enforcement.

As a result, U.S. investors may not be able to enforce against us or our senior management, board of directors or certain experts named herein who are residents of England and Wales or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

ADS holders' right to participate in any future rights offerings may be limited, which may cause dilution to their holdings.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to ADS holders in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary bank will not make rights available to ADS holders unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. If the depositary does not distribute the rights, it may, under the deposit agreement, either sell them, if possible, or allow them to lapse. Accordingly, ADS holders may be unable to participate in our rights offerings and may experience dilution in your holdings.

If we are a controlled foreign corporation, there could be material adverse U.S. federal income tax consequences to certain U.S. Holders.

Each "Ten Percent Shareholder" (as defined below) in a non-U.S. corporation that is classified as a "controlled foreign corporation," or a CFC, for U.S. federal income tax purposes generally is required to include in income for U.S. federal tax purposes such Ten Percent Shareholder's pro rata share of the CFC's "Subpart F income" and investment of earnings in U.S. property, even if the CFC has made no distributions to its shareholders. Subpart F income generally includes dividends, interest, rents, royalties, "global intangible low-taxed income," gains from the sale of securities and income from certain transactions with related parties. In addition, a Ten Percent Shareholder that realizes gain from the sale or exchange of shares in a CFC may be required to classify a portion of such gain as dividend income rather than capital gain. A non-U.S. corporation generally will be classified as a CFC for U.S. federal income tax purposes if Ten Percent Shareholders own, directly or indirectly, more than 50% of either the total combined voting power of all classes of stock of such corporation entitled to vote or of the total value of the stock of such corporation. A "Ten Percent Shareholder" is a United States person (as defined by the Code) who owns or is considered to own 10% or more of the total combined voting power of all classes of stock entitled to vote or 10% or more of the total value of all classes of stock of such corporation.

We do not expect to be a CFC in the current taxable year; however, it is possible that we may become a CFC in a subsequent taxable year. The determination of CFC status is complex and includes attribution rules, the application of which is not certain. In addition, as a result of recent changes made to the attribution rules in the Code, the stock of our non-U.S. subsidiaries is attributed to our U.S. subsidiary, which results in our non-U.S. subsidiaries being treated as CFCs and could result in certain United States persons being treated as Ten Percent Shareholders of such non-U.S. subsidiary CFCs. We cannot provide any assurances that we will assist holders of our ordinary shares or ADSs in determining whether we are treated as a CFC or whether any holder of ordinary shares or ADSs is treated as a Ten Percent Shareholder with respect to any such CFC or furnish to any Ten Percent Shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations.

U.S. Holders should consult their own tax advisors with respect to the potential material adverse U.S. tax consequences of becoming a Ten Percent Shareholder in a CFC, including the possibility and consequences of becoming a Ten Percent Shareholder in our non-U.S. subsidiaries that are treated as CFCs due to the changes to the attribution rules. If we are classified as both a CFC and a PFIC (as defined below), we generally will not be treated as a PFIC with respect to those U.S. Holders that meet the definition of a Ten Percent Shareholder during the period in which we are a CFC.

There is substantial uncertainty as to whether we are or will be a "PFIC." If we are a PFIC, there could be material adverse U.S. federal income tax consequences to U.S. holders.

Under the Code, we will be a PFIC, for any taxable year in which (1) 75% or more of our gross income consists of passive income or (2) 50% or more of the average quarterly value of our assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as holding and receiving directly its proportionate share of assets and income of such corporation. If we are a PFIC for any taxable year during which a U.S. Holder holds our ordinary shares or ADSs, the U.S. Holder may be subject to material adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements.

While we believe we were not a PFIC for 2024, it is uncertain whether we or any of our Centessa Subsidiaries were, are, or will be treated as a PFIC for U.S. federal income tax purposes for any past, current or subsequent tax year. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. The value of our assets would also be determined differently for the purposes of this determination if we were treated as a CFC, as discussed above. Under the income test described above, our status as a PFIC depends on the composition of our income which will depend on the transactions we enter into in the future and our corporate structure. The composition of our income and assets is also affected by the spending of the cash we raise in any offering, including in our initial public offering. Because PFIC status is based on our income, assets, and activities for the entire taxable year, our PFIC status may change from year to year. In addition, the total value of our assets for PFIC testing purposes may be determined in part by reference to the market price of our ordinary shares or ADSs from time to time, which may fluctuate considerably. Until we generate sufficient revenue from active licensing and other non-passive sources, there is substantial risk that we will be a PFIC under the PFIC income test; our operations currently generate limited amounts of non-passive income.

In certain circumstances, a U.S. Holder of shares in a PFIC may alleviate some of the adverse tax consequences described above by making either a "qualified electing fund" ("QEF"), election or a mark-to-market election (if our ordinary shares or ADSs constitute "marketable" securities under the Code). However, a U.S. Holder may make a QEF election with respect to our ordinary shares or ADSs only if we agree to furnish such U.S. Holder annually with required information. If we determine that we are a PFIC for this taxable year or any future taxable year, we currently expect that we would make available the information necessary for U.S. Holders to make a QEF Election. However, there is also no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. If we determine that we are a PFIC, to the extent appropriate, we currently expect that we will cause any lower-tier PFIC that we control to provide to a U.S. Holder the information necessary for U.S Holders to make or maintain a QEF election with respect to the lower-tier PFIC. However, in the future, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance that we will be able to cause the lower-tier PFIC to provide such required information. A mark-to-market election generally would not be available with respect to such lower-tier PFIC. U.S. Holders are urged to consult their tax advisors regarding the tax issues raised by lower-tier PFICs.

U.S. Holders should consult their own tax advisors with respect to the potential material adverse U.S. tax consequences if we or any of our Centessa Subsidiaries are or were to become a PFIC.

Future changes to tax laws could materially adversely affect our company and reduce net returns to our shareholders.

We conduct business globally. The tax treatment of the company or any of the group companies is subject to changes in tax laws, regulations and treaties, or the interpretation thereof, tax policy initiatives and reforms under consideration and the practices of tax authorities in jurisdictions in which we operate, as well as international tax policy initiatives and reforms including those related to the Organization for Economic Co-Operation and Development's ("OECD"), Base Erosion and Profit Shifting ("BEPS"), Project, the European Commission's state aid investigations and other initiatives. Such changes may include (but are not limited to) the taxation of operating income, investment income, dividends received or (in the specific context of withholding tax) dividends paid.

We are unable to predict what tax reform may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our financial position, future results of operations, cash flows in a particular period and overall or effective tax rates in the future in countries where we have operations, reduce post-tax returns to our shareholders, and increase the complexity, burden and cost of tax compliance.

Tax authorities may disagree with our positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.

We operate through various Centessa Subsidiaries in the U.S., U.K. and the European Union. Consequently, we are subject to tax laws, treaties, and regulations in the countries in which we operate, and these laws and treaties are subject to interpretation. Our effective tax rate is influenced by many factors including changes in our operating structure, changes in the mix of our earnings among countries, our allocation of profits and losses among our subsidiaries, our intercompany transfer pricing agreements and rules relating to transfer pricing, the availability of U.S. research and development tax credits, and future changes in tax laws and regulations in the U.S. and foreign countries. Significant judgment is required in determining our tax liabilities including management's judgment for uncertain tax positions. We have taken, and will continue to take, tax positions based on our interpretation of such tax laws. A tax authority may disagree with tax positions that we have taken, which could result in increased tax liabilities. For example, HM Revenue & Customs ("HMRC"), the Internal Revenue Service or another tax authority could challenge our allocation of income by tax jurisdiction and the amounts paid between our affiliated companies pursuant to our intercompany arrangements and transfer pricing policies, including amounts paid with respect to our intellectual property development. There can be no assurance that a taxing authority will not have a different interpretation of applicable law and assess us with additional taxes. Similarly, a tax authority could assert that we are subject to tax in a jurisdiction where we believe we have not established a taxable connection, often referred to as a "permanent establishment" under international tax treaties, and such an assertion, if successful, could increase our expected tax liability in one or more jurisdictions. If we are assessed with additional taxes, this may result in a material adverse effect on our results of operations and/or financial condition.

A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, for example where there has been a technical violation of contradictory laws and regulations that are relatively new and have not been subject to extensive review or interpretation, in which case, we expect that we might contest such assessment. Contesting such an assessment may be lengthy and costly and if we were unsuccessful in disputing the assessment, the implications could increase our anticipated effective tax rate, where applicable, or result in other liabilities.

We may be unable to use U.K. net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments or benefit from favorable U.K. tax legislation.

As a U.K. incorporated and tax resident entity, we are subject to U.K. corporate taxation on tax-adjusted trading profits. Due to the nature of our business, we have generated losses since inception and have not paid any U.K. corporation tax. We therefore have accumulated carryforward tax losses. Subject to numerous utilization criteria and restrictions (including those that limit the percentage of profits that can be reduced by carried forward losses and those that can restrict the use of carried forward losses where there is a change of ownership of more than half the ordinary shares of the Company and a major change in the nature, conduct or scale of the trade), we expect these to be eligible for carry forward and utilization against future operating profits. The use of loss carryforwards in relation to U.K. profits incurred on or after April 1, 2017 is generally limited each year to £5.0 million plus an incremental 50% of U.K. taxable profits. In addition, if we were to have a major change in the nature of the conduct of our trade, loss carryforwards may be restricted or extinguished.

As a company that carries out extensive research and development activities, we seek to benefit from the UK research and development ("R&D") tax relief program. For accounting periods prior to April 1, 2024 this consisted of two programs: the Small and Medium-sized Enterprises R&D tax relief program, or SME Program, and, to the extent that our projects are grant funded or relate to work subcontracted to us by third parties, the Research and Development Expenditure Credit program, ("RDEC Program"). For accounting periods beginning on or after April 1, 2024 these two regimes have been merged into one program for all companies, R&D expenditure credit, ("RDEC"), alongside the introduction of a new enhanced R&D intensive support program, or ERIS, specifically for loss-making R&D intensive SMEs. In addition, unless limited exceptions apply, for accounting periods beginning on or after April 1, 2024, restrictions were introduced which apply to the tax relief that can be claimed for expenditure incurred on sub-contracted R&D activities or externally provided workers (where such sub-contracted activities are not carried out in the UK or such workers are not subject to UK payroll taxes). These changes, including the rate of deduction for qualifying R&D expenditures and activities for which relief may be claimed, may have a material impact on the quantum of R&D relief that we are able to claim in the future. Further, the UK R&D tax relief program's rules are complex, and if a tax authority were to challenge or seek to disallow our claims (in whole or in part), for example by asserting that we do not (or the relevant expenditure does not) meet the technical conditions to be granted tax credits (or cash rebates), then such challenge or disallowance, if successful, could have a material impact on our cash-flow and financial performance. In addition, future changes to the UK R&D tax credit program may mean that we no longer qualify for it or have a material impact on the extent to which we can make claims (or benefit from them).

We may benefit in the future from the United Kingdom's "patent box" regime, which allows certain profits attributable to revenues from patented products (and other qualifying income) to be taxed at an effective rate of 10%. We are the exclusive licensee or owner of several patent applications which, if granted, would cover our product candidates, and accordingly, future upfront fees, milestone fees, product revenues and royalties could be taxed at this lower tax rate. When taken in combination with the enhanced relief available on our research and development expenditures, we expect a long-term lower rate of corporation tax to apply to us. If, however, there are unexpected adverse changes to the U.K. research and development tax credit regime or the "patent box" regime, or for any reason we are unable to qualify for such advantageous tax legislation, or we are unable to use net operating loss and tax credit carryforwards and certain built-in losses to reduce future tax payments then our business, results of operations and financial condition may be adversely affected.

Shareholder protections found in provisions under the UK City Code on Takeovers and Mergers, or the Takeover Code, will not apply if: (i) our place of central management and control remains outside of the United Kingdom (or the Channel Islands or the Isle of Man); and (ii) our securities are not admitted to trading on a UK-regulated market.

We believe that our place of central management and control is not in the United Kingdom (or the Channel Islands or the Isle of Man) for the purposes of the jurisdictional criteria of the Takeover Code and our securities are not admitted to trading on a UK-regulated market. Accordingly, we believe that we are not currently subject to the Takeover Code and, as a result, our shareholders are not currently entitled to the benefit of certain takeover offer protections provided under the Takeover Code, including the rules regarding mandatory takeover bids.

In the event that this changes, or if the interpretation and application of the Takeover Code by the Panel on Takeovers and Mergers ("Takeover Panel"), changes (including changes to the way in which the Takeover Panel assesses the application of the Takeover Code to English companies whose shares are listed outside of the United Kingdom), the Takeover Code may apply to us in the future.

The Takeover Code provides a framework within which takeovers of companies which are subject to the Takeover Code are regulated and conducted. The following is a brief summary of some of the most important rules of the Takeover Code:

- in connection with a potential offer, if following an approach by or on behalf of a potential bidder, the company is "the subject of rumor or speculation" or there is an "untoward movement" in the company's share price, there is a requirement for the potential bidder to make a public announcement about a potential offer for the company, or for the company to make a public announcement about its review of a potential offer;

- when any person, or group of persons acting in concert, acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares already held by that person and an interest in shares held or acquired by persons acting in concert with him or her) carry 30% or more of the voting rights of a company that is subject to the Takeover Code, that person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights in that company to acquire the balance of their interests in the company;

- when any person who, together with persons acting in concert with him or her, is interested in shares representing not less than 30% but does not hold more than 50% of the voting rights of a company that is subject to the Takeover Code, and such person, or any person acting in concert with him or her, acquires an additional interest in shares which increases the percentage of shares carrying voting rights in which he or she is interested, then such person is generally required to make a mandatory offer to all the holders of any class of equity share capital or other class of transferable securities carrying voting rights of that company to acquire the balance of their interests in the company;

- a mandatory offer triggered in the circumstances described in the two paragraphs above must be in cash (or be accompanied by a cash alternative) and at not less than the highest price paid within the preceding 12 months to acquire any interest in shares in the company by the person required to make the offer or any person acting in concert with him or her;

- in relation to a voluntary offer (i.e. any offer which is not a mandatory offer), when interests in shares representing 10% or more of the shares of a class have been acquired for cash by an offeror (i.e., a bidder) and any person acting in concert with it in the offer period and the previous 12 months, the offer must be in cash or include a cash alternative for all shareholders of that class at not less than the highest price paid for any interest in shares of that class by the offeror and by any person acting in concert with it in that period. Further, if an offeror, or any person acting in concert with them, acquires for cash any interest in shares during the offer period, a cash alternative must be made available at not less than the highest price paid for any interest in the shares of that class;

- if, after making an offer for a company, the offeror or any person acting in concert with them acquires an interest in shares in an offeree company (i.e., a target) at a price higher than the value of the offer, the offer must be increased to not less than the highest price paid for the interest in shares so acquired;

- the offeree company must appoint a competent independent adviser whose advice on the financial terms of the offer must be made known to all the shareholders, together with the opinion of the board of directors of the offeree company;

- special or favorable deals for selected shareholders are not permitted, except in certain circumstances where independent shareholder approval is given and the arrangements are regarded as fair and reasonable in the opinion of the financial adviser to the offeree;

- all shareholders must be given the same information;

- each document published in connection with an offer by or on behalf of the offeror or offeree must state that the directors of the offeror or the offeree, as the case may be, accept responsibility for the information contained therein;

- profit forecasts, quantified financial benefits statements and asset valuations must be made to specified standards and must be reported on by professional advisers;

- misleading, inaccurate or unsubstantiated statements made in documents or to the media must be publicly corrected immediately;

- actions during the course of an offer by the offeree company, which might frustrate the offer are generally prohibited unless shareholders approve these plans. Frustrating actions would include, for example, lengthening the notice period for directors under their service contract or agreeing to sell off material parts of the target group;

- stringent requirements are laid down for the disclosure of dealings in relevant securities during an offer, including the prompt disclosure of positions and dealing in relevant securities by the parties to an offer and any person who is interested (directly or indirectly) in 1% or more of any class of relevant securities; and

- employees of both the offeror and the offeree company and the trustees of the offeree company's pension scheme must be informed about an offer. In addition, the offeree company's employee representatives and pension scheme trustees have the right to have a separate opinion on the effects of the offer on employment appended to the offeree board of directors' circular or published on a website.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under the laws of England and Wales. The rights of holders of ordinary shares and, therefore, certain of the rights of holders of ADS, are governed by English law, including the provisions of the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

The principal differences include the following:

- under English law and our articles of association, each shareholder present at a meeting has only one vote unless demand is made for a vote on a poll, in which case each holder gets one vote per share owned. Under U.S. law, each shareholder typically is entitled to one vote per share at all meetings;

- under English law, it is only on a poll that the number of shares determines the number of votes a holder may cast. You should be aware, however, that the voting rights of ADS are also governed by the provisions of a deposit agreement with our depositary bank;

- under English law, subject to certain exceptions and disapplications, each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of ordinary shares or rights to subscribe for, or to convert securities into, ordinary shares for cash. Under U.S. law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

- under English law and our articles of association, certain matters require the approval of 75% of the shareholders who vote (in person or by proxy) on the relevant resolution (or on a poll of shareholders representing 75% of the ordinary shares voting (in person or by proxy)), including amendments to the articles of association. This may make it more difficult for us to complete corporate transactions deemed advisable by our board of directors. Under U.S. law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•   in the United Kingdom, takeovers may be structured as takeover offers or as schemes of arrangement. Under English law, a bidder seeking to acquire us by means of a takeover offer would need to make an offer for all of our outstanding ordinary shares/ADS. If acceptances are not received for 90% or more of the ordinary shares/ADS under the offer, under English law, the bidder cannot complete a "squeeze out" to obtain 100% control of us. Accordingly, acceptances of 90% of our outstanding ordinary shares/ADSs will likely be a condition in any takeover offer to acquire us, not 50% as is more common in tender offers for corporations organized under Delaware law. By contrast, a scheme of arrangement, the successful completion of which would result in a bidder obtaining 100% control of us, requires the approval of a majority of shareholders voting at the meeting and representing 75% of the ordinary shares voting for approval; and

•   under English law and our articles of association, shareholders and other persons whom we know or have reasonable cause to believe are, or have been, interested in our shares may be required to disclose information regarding their interests in our shares upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on certain transfers of the shares, withholding of dividends and loss of voting rights. Comparable provisions generally do not exist under U.S. law.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

English law provides that a board of directors may only allot shares (or grant rights to subscribe for or to convert any security into shares) with the prior authorization of shareholders, either pursuant to an ordinary resolution or as set out in the articles of association. This authorization must state the aggregate nominal amount of shares that it covers, can be valid up to a maximum period of five years and can be varied, renewed or revoked by shareholders. Such authority from our shareholders to allot additional shares for a period of five years from 2024 was included in the ordinary resolution passed by our shareholders on June 25, 2024, which authorization will need to be renewed upon expiration (i.e., at least every five years) but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, but not longer than the duration of the authority to allot shares to which this disapplication relates or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). Such authority from our shareholders to disapply preemptive rights for a period of five years was included as a special resolution passed by our shareholders on June 25, 2024, which disapplication will need to be renewed upon expiration (i.e., at least every five years) to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period).

English law also generally prohibits a public company from repurchasing its own shares without the prior approval of its shareholders by ordinary resolution, being a resolution passed by a simple majority of votes cast, and other formalities. Such approval may be provided for a maximum period of up to five years. In addition, a public company can only affect a buyback of shares out of distributable profits or a fresh issue of shares and cannot do so out of capital.

General Risk Factors

Business interruptions resulting from the Russia-Ukraine war, the Middle East conflict(s), tensions in U.S.-China relations, or similar geo-political conflicts could cause a disruption to our business activities including the development of our product candidates and the conduct of clinical trials thereby adversely impacting our business.

Geo-political conflicts including the Russia-Ukraine war and the Middle East conflict(s) and tensions in U.S.-China relations may impact our CROs, clinical data management organizations, and clinical investigators' ability to conduct certain of our trials in the applicable countries, and may prevent us from obtaining data on patients already enrolled at sites in these countries. This could negatively impact the completion of our clinical trials and/or analyses of clinical results, which may increase our product development costs, elongate clinical trial timeframes and materially harm our business.

We or the third parties upon whom we depend may be adversely affected by earthquakes, outbreak of disease, or other natural disasters and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Earthquakes, outbreak of disease, or other natural disasters could severely disrupt our operations, and have a material adverse effect on our business, results of operations, financial condition and prospects. If a natural disaster, power outage or other event occurred that prevented us from using all or a significant portion of our headquarters, that damaged critical infrastructure, such as the manufacturing facilities of our third-party CMOs, or that otherwise disrupted operations, it may be difficult or, in certain cases, impossible for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business.

Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.

Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets. For example, rising interest rates and high inflation may cause our cost of doing business to materially increase and may adversely impact our ability to operate or may adversely impact other parties upon whom we rely for research and development capabilities to operate. The most recent global financial crisis caused extreme volatility and disruptions in the capital and credit markets. A severe or prolonged economic downturn, such as the most recent global financial crisis, could result in a variety of risks to our business, including weakened demand for our product candidates and our ability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could strain our suppliers, possibly resulting in supply disruption, or cause delays in payments for our services by third-party payors or our collaborators. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management

We recognize the importance of developing, implementing, and maintaining cybersecurity measures designed to safeguard our information systems and protect the confidentiality, integrity, privacy, and availability of our data. We have implemented and integrated into our broader risk management framework a cybersecurity risk management program designed to promote a company-wide culture of cybersecurity risk awareness and management. Our cybersecurity risk management program includes a number of components, including periodic system audits and ongoing monitoring of critical risks from cybersecurity threats supported by third-party providers and technologies as well as automated tools. This process is designed to evaluate, assess, identify, and manage cyber risks in alignment with our business objectives and operational needs. In support of those efforts, we leverage a managed service provider ("MSP") and also engage with other third-party providers, consultants, and auditors to support our cyber risk management program, including periodic engagement of third parties to conduct security assessments and testing related to our computer systems. We have a process to implement mitigation plans to monitor and address identified cyber risks. Additionally, we have implemented an employee education program that is designed to raise awareness of cybersecurity threats, including risks posed by phishing attempts. We have implemented a process for this training to be included during the employee onboarding process and periodically thereafter.

We rely on our vendor network to enable the performance of core research and development activities, including clinical trials. As part of our cybersecurity risk management program, we therefore maintain processes to, prior to onboarding and periodically thereafter, assess and review vendor standards around cybersecurity, incident management, and personal data processing, as applicable. Additionally, as appropriate, we include security requirements in vendor contracts.

We, like other companies in our industry, face a number of cybersecurity risks in connection with our business. Although our business strategy, results of operations, and financial condition have not, to date, been materially affected by risks from cybersecurity threats, including as a result of previously identified cybersecurity incidents, we have, from time to time, experienced threats to and security incidents related to our data and systems, including phishing attacks. For more information on our cybersecurity-related risks, see "*Our internal computer systems have suffered, and our collaborators or other contractors or consultants may suffer from security breaches, which could result in a material disruption of our product development programs,*" in Item 1A "Risk Factors."

Governance

The Board of Directors has responsibility for oversight of cybersecurity risk management. As part of our enterprise risk management program, the Board has established oversight mechanisms that seek to implement effective governance in managing risks associated with cybersecurity threats. In particular, the Audit Committee has been vested with cybersecurity governance mandate that includes defining the Company's cybersecurity strategy and implementation plan, performing regular oversight over Company's cybersecurity landscape, and assessing the impact of material cyber incidents, should they happen.

Day-to-day responsibility for assessing, monitoring, and managing our cybersecurity risk management program rests with our IT Department, supported by broader MSP's service team, and members of our finance and legal teams as appropriate, and our Head of Compliance on cyber matters. Our Head of Compliance oversees our risk management governance and periodic compliance testing and works with our IT Department and other functions, as appropriate, on the mitigation and management of identified cyber risks. The IT Department, supported by broader MSP's service team executes the cybersecurity strategy. The IT Department and Head of Compliance report periodically to the General Counsel as well as to our Governance, Risk Management, and Compliance Committee ("GRC Committee") on cyber matters. Our GRC Committee is responsible for monitoring and overseeing our overall enterprise risk management process, including assessing, identifying, and managing cybersecurity related risks as part of its annual assessment of critical risks facing the Company.

On at least an annual basis, the Head of Compliance, the General Counsel, the GRC Committee, and the IT Department, in consultation with our MSP, provide an update to the Audit Committee regarding critical cybersecurity risks and ongoing cybersecurity initiatives and strategies. We have implemented a process for significant cybersecurity matters and strategic risk management decisions related to cyber risks to be escalated to the GRC Committee and/or the Audit Committee, as appropriate.

Item 2. Properties

Our UK corporate registered office is 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom WA14 2DT. On February 7, 2022, we entered into a 10-year lease for approximately 18,922 square feet of office space in Boston, Massachusetts. After a build out of the space, the Boston Lease commenced on March 31, 2023. On October 11, 2023, the Company entered into a five-year agreement to sublet 4,242 square feet of the Boston Lease, which may be extended at subtenant's option. The Boston leased premises serves as our U.S. corporate registered office. We continue to operate in a hybrid working model, combining in-person working and remote working.

Item 3. Legal Proceedings

On September 28, 2022 ("Original Complaint"), the Company and certain of its current and former officers were named as defendants in a proposed class-action lawsuit filed in the United States District Court for the Central District of California. The complaint generally alleges that the Company violated Sections 10(b) and 20(a) and Sections 11 and 15 of the Securities Act of 1933, as amended (the "Securities Act") by allegedly making materially false and/or misleading statements, as well as allegedly failing to disclose material adverse facts relating to the safety profile and future clinical and commercial prospects of each of its lixivaptan and ZF874 programs, which caused the Company's securities to trade at artificially inflated prices. On October 12, 2022, by order, the lawsuit was transferred to the United States District Court for the Southern District of New York. On February 10, 2023, an amended complaint was filed ("Amended Complaint") in which our IPO underwriters were added as co-defendants. A number of the claims set forth in the Original Complaint were abandoned including with respect to intentional fraud theory and claims pursuant to Sections 10(b) or 20(a) of the Securities Exchange Act of 1934. The only claims alleged in the Amended Complaint were violations of Sections 11 and 15 of the Securities Act based on alleged misstatements in the S-1 filed by the Company in connection with its Initial Public Offering. The Amended Complaint also abandoned any claims concerning ZF874 and focuses entirely on lixivaptan. The Amended Complaint sought unspecified damages and attorneys' fees, among other things. On August 23, 2023, the

Company submitted its motion to dismiss all claims. On August 2, 2024, Judge Gregory Wood of the United States District Court for the Southern District of New York granted in full a motion to dismiss with leave for the plaintiff to amend within twenty-one days certain statements and no leave to amend other statements and no ability to expand the scope of the claims pleaded in the Amended Complaint. On August 27, 2024, the United States District Court for the Southern District of New York dismissed the plaintiff's complaint with prejudice and ordered the case closed.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our American Depositary Shares ("ADSs"), which represent an ordinary share in Centessa, are listed on The NASDAQ Global Select Market under the symbol CNTA. As of March 10, 2025, there were approximately six registered holders of record of Centessa's ordinary shares, which include shares of record held by banks, brokers, and other financial institutions on behalf of beneficial owners. The transfer agent of our ADSs is Citibank Shareholder Services, whose telephone numbers are U.S. Toll Free: 1 (877) 248-4237 & International Tel: 1 (781) 575-4555.

Dividend Policy

We have not declared or paid any dividends to our shareholders on our ordinary shares or our convertible preferred shares. We currently intend to retain all available funds and any future earnings, if any, to fund the development and expansion of our business and we do not anticipate paying any cash dividends in the foreseeable future. Investors should not purchase the ADSs with the expectation of receiving cash dividends.

Any future determination to pay dividends will be made at the discretion of our board of directors and may be based on a number of factors, including our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. In addition, our ability to pay dividends may be limited under English law. See "Risk Factors—*We do not intend to pay dividends on our ordinary shares, so any returns will be limited to the value of our ordinary shares or ADSs*." If we pay any dividends, ADS holders will generally have the right to receive the dividends paid on the underlying ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder.

Equity Compensation Information

The information required by this item regarding equity compensation plans is incorporated by reference to the information set forth in Item 13 of this Annual Report on Form 10-K.

Recent Sales of Unregistered Securities

Not applicable.

Use of Proceeds

On May 27, 2021, our Registration Statement on Form S-1 (file No. 333-255393) was declared effective by the SEC for our initial public offering of ADSs, or IPO. In June 2021, the Company completed an initial public offering ("IPO") of its ordinary shares through the sale and issuance of 16,500,000 ADSs, at an initial price of $20.00 per ADS. Each ADS represents one ordinary share with a nominal value of £0.002 per ordinary share. Following the close of the IPO, the underwriters fully exercised their option to purchase an additional 2,475,000 ADSs at the initial public offering price of $20.00 per ADS. The Company received aggregate net proceeds of $344.1 million in connection with the IPO and subsequent exercise of the underwriter's options after deducting underwriting discounts, commissions and other offering expenses paid or to be paid.

Except for the planned redeployment of resources from our deprioritized, divested and/or terminated programs there has been no material change in the expected use of the net proceeds from our IPO as described in our final prospectus filed with the SEC on June 1, 2021. Upon receipt, the net proceeds from our IPO were held in cash.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 6. [Reserved.]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the consolidated financial statements and related notes thereto of Centessa Pharmaceuticals plc, included elsewhere herein.

Overview

We are a clinical-stage pharmaceutical company with a mission to discover, develop and ultimately deliver medicines that are transformational for patients. We are pioneering a new class of potential therapies within our orexin receptor 2 (OX2R) agonist program for the treatment of excessive daytime sleepiness (EDS), impaired attention, cognitive deficits, and fatigue across neurological, neurodegenerative and neuropsychiatric disorders. Our OX2R agonist pipeline includes ORX750, our most advanced OX2R agonist development candidate, ORX142, ORX489, OX2R agonists in preclinical development, and research efforts on differentiated pharmacology associated with the activation of the orexin system. We also have an early-stage immuno-oncology program focused on our novel LockBody® technology platform.

We own worldwide rights to all of our pipeline programs and may opportunistically evaluate and enter into strategic partnerships around certain product candidates, targets, geographies, or disease areas.

We have a track record of making judicious capital and resource allocation decisions for discovery and development efforts across our portfolio, and expeditiously evaluating and terminating programs when the data do not support advancing a program. Consistent with this approach and as part of ongoing portfolio management, in November 2024, we announced the discontinuation of the global clinical development of SerpinPC, a novel inhibitor of activated protein C that was being evaluated for the treatment of hemophilia B. This action was driven by the Company's decision to prioritize capital toward the development of its OX2R agonist program and the outcome of a planned interim analysis of Part 1 of the PRESent-2 study of SerpinPC. Within the interim analysis, SerpinPC was observed to have a favorable safety and tolerability profile; however, the Company determined that additional time and investment would be required to further develop SerpinPC with a more competitive profile for the treatment of hemophilia B in light of the evolving treatment and market landscape for hemophilia B, including the recent FDA approval of a competing product. More recently, during the first quarter of 2025, we discontinued the clinical development of LB101, a conditionally tetravalent PD-L1xCD47 bispecific monoclonal antibody, and first generation LockBody candidate. This was a strategic decision based on the totality of clinical data to date from the Phase 1/2a first-in-human (FIH) dose escalation study of LB101 in participants with advanced solid tumors.

Liquidity and Capital Resources

As of December 31, 2024, we had cash, cash equivalents and short-term investments of $482.2 million. Since inception, we have devoted substantially all of our resources to acquiring and developing product and technology rights, conducting research and development in its discovery and enabling stages, in our clinical and preclinical trials, business operations and raising capital. We have incurred recurring losses and negative cash flows from operations since inception and have funded operations primarily through the sale and issuance of our equity securities. The ability to generate product revenue sufficient to achieve profitability will depend heavily on the successful development and eventual commercialization of current or future product candidates. We expect to continue to incur significant expenses and operating losses for the foreseeable future in connection with ongoing development activities related to the portfolio of programs as we advance the preclinical and clinical development of product candidates; perform research activities as we seek to discover and develop additional programs and product candidates; carry out maintenance, expansion enforcement, defense, and protection of our intellectual property portfolio; and hire additional research and development, clinical and commercial personnel. Further, inflation may affect our use of capital resources by increasing our cost of labor, research, manufacturing and clinical trial expenses. Based on our current operating model and development plans, we expect cash, cash equivalents and short-term investments as of December 31, 2024 of $482.2 million, to fund our operations into mid 2027.

Components of Results of Operations

Revenues

While we received non-recurring revenue related to the out-license of CBS004 and related antibodies in the year ended December 31, 2023, our ability to generate recurring product revenue and to become profitable will depend upon the ability to successfully develop, obtain regulatory approval and commercialize any current and future product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount or timing of product revenue.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred in connection with the discovery and development of the Company's clinical and preclinical programs, net of reimbursements. Research and development costs are expensed as incurred. These expenses include:

- expenses incurred to conduct the necessary preclinical studies and clinical trials required to obtain regulatory approval;

- milestone payments pursuant to the license agreements;

- personnel expenses, including salaries, benefits and share-based compensation expense for employees engaged in research and development functions;

- costs of funding research and development performed by third parties, including pursuant to agreements with contract research organizations ("CROs") for active and discontinued programs, as well as investigative sites and consultants that conduct preclinical studies and clinical trials;

- expenses incurred under agreements with contract manufacturing organizations ("CMOs"), including committed costs for discontinued programs, manufacturing scale-up expenses and the cost of acquiring and manufacturing preclinical study and clinical trial materials;

- fees paid to consultants who assist with research and development activities;

- expenses related to regulatory activities, including filing fees paid to regulatory agencies; and

- allocated expenses for facility costs, including rent, utilities, depreciation and maintenance.

Research and development activities are central to our business model. Product candidates in later stages of clinical development will generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect research and development expenses to increase significantly over the next several years due to increases in personnel costs, including share-based compensation, increases in costs to conduct clinical trials for current product candidates and other clinical trials for future product candidates and costs to prepare regulatory filings for any product candidates.

The successful development of our current or future product candidates is highly uncertain. At this time, we cannot reasonably estimate or know the nature, timing and costs of the efforts that will be necessary to complete the remainder of the development of current or future product candidates, or when, if ever, material net cash inflows may commence from product candidates. This uncertainty is due to the numerous risks and uncertainties associated with the duration and cost of clinical trials, which vary significantly over the life of a project as a result of many factors, including:

- delays in regulators or institutional review boards authorizing us or its investigators to commence our clinical trials, or in our ability to negotiate agreements with clinical trial sites or CROs;

- the ability to secure adequate supply of product candidates for trials;

- the number of clinical sites included in the trials;

- the ability and the length of time required to enroll suitable patients;

- the number of patients that ultimately participate and remain in the trials;

- the number of doses patients receive;

- any side effects associated with product candidates;

- the duration of patient follow-up;

- the results of clinical trials;

- significant and changing government regulations; and

- launching commercial sales of product candidates, if and when approved, whether alone or in collaboration with others.

Our expenditures are subject to additional uncertainties, including the terms and timing of regulatory approvals. We may never succeed in achieving regulatory approval for our product candidates.

We may obtain unexpected results from clinical trials and may elect to discontinue, delay or modify clinical trials of product candidates. A change in the outcome of any of these variables with respect to the development of a product candidate could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the European Medicines Agency ("EMA"), FDA or other comparable regulatory authorities were to require us to conduct clinical trials beyond those that are currently anticipated, or if we experience significant delays in enrollment in any clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development. Product commercialization will take several years, and we expect to spend a significant amount in development costs.

Research and Development Tax Incentives

We participate in research tax incentive programs that are granted to companies by the United Kingdom in order to encourage them to conduct technical and scientific research. Expenditures that meet the required criteria are eligible to receive a tax benefit. Estimates of the amount of the benefit expected to be received are determined at each reporting period and recorded as reductions to research and development expenses. Through December 31, 2024, we claimed relief under the Small and Medium Enterprise ("SME") scheme. Beginning January 1, 2025, changes to the program in the UK have aligned the tax incentives earned for SME and large entities. The merged scheme provides relief for qualifying R&D expenditure. If we are loss making, a cash credit can be obtained. If we continue to meet the SME thresholds and are loss making, then a higher rate of credit may be available under the new Enhanced R&D Intensive Support (ERIS). We expect eligible R&D expenditures qualifying for the credit outside of the UK will be more limited as a result of these legislative changes and we expect to recognize less tax incentives in the United Kingdom.

General and Administrative Expense

General and administrative expense consists primarily of personnel expenses, including salaries and benefits for employees and share-based compensation. General and administrative expense also includes facility costs, including rent, utilities, depreciation and maintenance, not otherwise included in research and development expense, as well as legal fees related to intellectual property and corporate matters and fees for accounting, consulting and other professional services.

Interest Income and Interest Expense

Interest income is primarily interest earned from the Company's cash and cash equivalents and short-term investments (U.S. Treasury Bills). Interest expense consists of interest costs related to our debt instruments.

Other Non-Operating Expenses, net

Other non-operating expenses, net consisted s primarily of foreign currency transaction gains and losses as well as the change in fair value of debt.

Foreign Currency Translation

Our financial statements are presented in U.S. dollars ("USD"), the reporting currency of the Company. The functional currency of Centessa Pharmaceuticals plc is USD and the functional currency of the Centessa Subsidiaries is their respective local currency. Income and expenses have been translated into USD at average exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheets dates and equity accounts at their respective historical rates. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders' equity as other comprehensive income (loss). Transactions denominated in a currency other than the functional currency are remeasured based upon the exchange rate at the date of remeasurement with the resulting gain or loss included in the accompanying consolidated statements of operations and comprehensive loss within Other income (expense), net.

Results of Operations

The following table sets forth the results of operations for the years ended December 31, 2024 and December 31, 2023 (amounts in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
License and other revenues	$ —	$ 6,853
Operating expenses:		
Research and development	150,244	124,405
General and administrative	50,811	53,731
Loss from operations	(201,055)	(171,283)
Interest income	14,016	10,476
Interest expense	(10,090)	(9,906)
Loss on extinguishment of debt	(34,097)	—
Other non-operating expenses, net	(1,687)	(5,428)
Loss before income taxes	(232,913)	(176,141)
Income tax expense (benefit)	2,844	(25,056)
Net loss	$ (235,757)	$ (151,085)

License and Other Revenues

On November 24, 2023, the Company entered an out-license agreement with AnaptysBio, Inc. Under the license agreement, Centessa granted to AnaptysBio an exclusive license to manufacture, develop, register, sell, commercialize or otherwise exploit the licensed compound CBS004 and its related backup antibodies. In exchange, Centessa received a one-time non-refundable upfront cash payment of approximately $7 million for the license as well as for transferred manufactured supply of CBS004 and related backup antibodies. Centessa is eligible to receive an additional development milestone payment and a low single-digit royalties on global net sales upon the first commercial sale through to the expiration of any regulatory exclusivity. The Company recorded the upfront fee it received as license and other revenue in the year ended December 31, 2023.

Research and Development Expenses

The following table summarizes research and development expenses by program incurred for the following periods (amounts in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Development programs:		
OX2R agonist	$ 41,443	$ 15,530
LB101/LockBody technology platform	10,886	33,322
Discontinued programs	90,261	63,364
Non-asset specific costs:		
Personnel expenses	36,447	32,956
Research tax incentives	(30,942)	(24,253)
Other preclinical and clinical development expenses	2,149	3,486
	$ 150,244	$ 124,405

Research and development expenses for the years ended December 31, 2024 and December 31, 2023 were $150.2 million and $124.4 million, respectively. The increase in research and development expenses in 2024 compared with 2023 reflected higher costs of $38.7 million related to the SerpinPC program, due to incremental spending on its registration studies compared with 2023 as well as termination costs related to the discontinuation of the program in November 2024. Research and development costs for our OX2R agonist program increased $25.9 million in 2024, primarily related to the initiation of the ORX750 Phase 1 clinical trial in early 2024. Higher costs related to these programs were partially offset by $22.4 million in lower spending on our LB101 program and LockBody technology platform as well as lower spending on other discontinued programs. Personnel expenses in 2024 increased $3.5 million driven by higher share-based compensation of $1.6 million, a higher average number of employees in 2024 versus 2023 as well as increased employee severance costs related to the SerpinPC program.

On November 12, 2024, we announced the discontinuation of the global clinical development program for SerpinPC, a novel inhibitor of activated protein C (APC) that was being progressed for the treatment of hemophilia B. The strategic decision was made to prioritize capital towards the development of our growing OX2R agonist franchise based on the strength of the interim Phase 1 data for ORX750, coupled with the outcome of a planned interim analysis of Part 1 of the PRESent-2 study of SerpinPC, which was evaluated in the context of the evolving treatment and market landscape for hemophilia B, including the recent FDA approval of a competing product.

As a result of the discontinuation of the program, we incurred a one-time charge of $31.5 million, consisting of contract termination costs of $30.3 million and employee severance related costs of $1.2 million, which was recorded within Research and development expenses. The contract termination costs related to firm commitments for the manufacture of registrational materials and other costs. The contract termination and employee severance costs associated with this program discontinuation were predominantly accrued as of December 31, 2024 and are expected to be paid in the first half of 2025.

General and Administrative Expense

The following table summarizes the general and administrative expenses for the following periods (amounts in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Personnel expenses	$	30,897	$	27,625
Legal and professional fees		9,518		12,107
Other expenses		10,396		13,999
	$	50,811	$	53,731

General and administrative expenses for the year ended December 31, 2024 and December 31, 2023 were $50.8 million and $53.7 million, respectively. The decline in general and administrative expense primarily reflected a favorable comparison as 2023 included enterprise resource planning ("ERP") system implementation costs, as well as higher legal and professional fees. Personnel expenses increased $3.3 million from the year ended December 31, 2023, primarily driven by higher share-based compensation expense of $2.5 million.

Interest Income and Interest Expense

For the year ended December 31, 2024, interest income was $14.0 million, which increased $3.5 million from the year ended December 31, 2023, and reflected interest earned from a higher average cash, cash equivalents and short-term investment balances in 2024 relative to 2023 due to higher cash proceeds from equity offerings. At the end of March 2023, we began investing excess cash in U.S. Treasury Bills and SEC-registered money market funds in addition to cash deposits.

Interest expense was $10.1 million for the year ended December 31, 2024, an increase of $0.2 million from the year ended December 31, 2023, as a result of a higher average interest rate on debt.

Loss on Extinguishment of Debt

On October 1, 2021, the Company entered into a Note Purchase Agreement (the "NPA") with Oberland Capital Management LLC (the "Purchasers"). On October 4, 2021, a secured note in the principal amount of $75 million was funded. In addition to the repayment of the principal as well as quarterly interest payments, the Company was obligated to pay a Milestone payment equal to 30% of the aggregate principal amount issued under the Notes by the Company upon regulatory approval of any drug candidate. Under the NPA, we were obligated to redeem all, but not less than all, of the outstanding notes (if any) and pay all other outstanding obligations. On the applicable repayment date, the Company was required to repurchase the notes by paying an amount of up to (i) 185% of the principal amount issued under the notes if such repurchase occurs between the third and sixth anniversaries of the First Purchase Date, and (ii) 205% of the principal amount issued under the notes if such repurchase occurs thereafter, in each case less specified deductions and exclusions described in the NPA, including amounts paid by the Company to the Purchasers in respect of certain asset sale or strategic transactions, the interest payments and the Milestone Payments (the "Final Payment Amount").

As of December 31, 2024, all of outstanding obligations under the NPA were extinguished. The Company used the proceeds from a new debt issuance to pay off remaining obligations of the NPA. The Company recognized a loss on the extinguishment of this debt of $34.1 million.

Other Non-Operating Expenses, net

Other non-operating expenses, net for the year ended December 31, 2024 was $1.7 million, primarily reflecting foreign currency transaction losses of $1.8 million.

Other non-operating expenses for the year ended December 31, 2023 was $5.4 million, primarily reflecting a $5.9 million unrealized loss related to remeasuring the Note Purchase Agreement at fair value as of December 31, 2023, partially offset by a foreign currency transaction gain of $0.8 million.

Income Tax Expense (Benefit)

The Company recorded income tax expense of $2.8 million for the year ended December 31, 2024 compared with an income tax benefit of $25.1 million for the year ended December 31, 2023. The income tax expense in 2024 was primarily the result of the Company's generation of taxable income in the U.S. The income tax benefit in 2023 was primarily the result of the release of a valuation allowance as a result of an internal reorganization of its subsidiaries that occurred in the second quarter of 2023, as well as a change in estimate related to the finalization of a tax return filing.

Liquidity and Capital Resources

Sources of Liquidity

As of December 31, 2024, we had cash, cash equivalents and short-term investments of $482.2 million, of which $383.2 million was classified as cash and cash equivalents and $99.0 million was classified as short-term investments on our Consolidated Balance Sheet. Securities with original maturities of three months or less when purchased are included in cash and cash equivalents. We consider investments with original maturities greater than three months and remaining maturities less than one year to be short-term investments.

On December 30, 2024, the Company entered into a loan and security agreement (the "Loan and Security Agreement") with Oxford Finance LLC ("Oxford"), as collateral agent and a lender, and the other lenders from time to time party thereto (collectively, the "Lenders"), pursuant to which the Lenders have entered an agreement to lend the Company an aggregate principal amount of up to $200.0 million in a series of term loans (the "Term Loans").

Pursuant to the Loan and Security Agreement, the Company received $110.0 million (the "Initial Term Loan") and incurred $1.1 million of debt issuance costs inclusive of facility and legal fees. The Company has access to up to an additional $40.0 million of loan proceeds in an additional tranche which is available during the period commencing on the date of the occurrence of the Clinical Milestone (as defined in the Loan and Security Agreement) through the earlier of: (i) 90 days following the Clinical Milestone and (ii) June 30, 2028. An additional $50.0 million may be made available to the Company at the Lenders' sole discretion.

The term loans are set to mature on December 1, 2029 and, following an interest-only period, will begin to amortize in equal monthly installments beginning on February 1, 2029. However, if the Extension Event as defined in the

Agreement occurs, then at the Company's option, the term loans could begin to amortize in equal monthly installments beginning on February 1, 2030, and the maturity date will be extended to December 1, 2030.

Substantially all of the proceeds from the Initial Term Loan were used to repay in full the approximately $110 million aggregate principal amount outstanding interest and fees related to the Company's existing note purchase agreement (the "NPA") with Three Peaks Capital Solutions Aggregator Fund and Cocoon SA LLC, an affiliate of Oberland Capital Management LLC (collectively, "Oberland Capital").

On September 11, 2024, the Company filed an automatic shelf registration statement on Form S-3ASR ("Shelf") registering an unspecified amount of the Company's ordinary shares, American Depository Shares representing ordinary shares, debt securities, warrants, and/or units or any combination thereof with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended. The Shelf automatically became effective upon filing. Under the Shelf, Centessa may offer securities from time to time in one or more offerings, at prices and on terms to be determined by market conditions at the time of offering. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the time of any offering. The Company's prior shelf registration statement on Form S-3, which was declared effective by the SEC on July 12, 2022, covered the offering, issuance and sale of an amount up to $350 million in the aggregate of the Company's ordinary shares, American Depository Shares representing ordinary shares, debt securities, warrants, and/or units or any combination thereof.

The Company entered into a Sales Agreement, dated January 27, 2023, by and between Centessa Pharmaceuticals plc and Leerink Partners LLC (formerly SVB Securities LLC). As sales agent, Leerink Partners LLC will provide for the issuance and sale by the Company of up to $125 million of its ordinary shares represented by American Depository Shares ("ADSs") from time to time in "at-the-market" offerings ("ATM Program"). In the year ended December 31, 2024, the Company sold 1,250,000 ordinary shares under the ATM Program, resulting in net proceeds of $9.7 million. On a life to date basis, as of December 31, 2024, the Company has sold 4,290,816 ordinary shares under the ATM Program, resulting in net proceeds to us of approximately $30.5 million.

In 2024, the Company completed two separate share offerings of its ordinary shares through the sale and issuance of a cumulative 29,932,626 ADSs. Each ADS represents one ordinary share with a nominal value of £0.002 per ordinary share. The completed offerings, which included the Underwriters' over-allotment option to purchase additional shares, was made pursuant to the Shelf registration. The net proceeds of these offerings, after deducting underwriting discounts and commissions and offering expenses, was approximately $349.9 million. The Company intends to use the net proceeds from the offerings, together with its existing cash, cash equivalents, and short-term investments, to fund the continued development of its product candidates, as well as for general corporate purposes.

We have no other ongoing material financing commitments, such as lines of credit or guarantees, that are expected to affect liquidity over the next five years.

Cash Flow

The following table shows a summary of cash flows for the periods indicated (in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Net cash (used in) provided by:				
Operating activities	$	(142,055)	$	(160,342)
Investing activities		31,267		(127,004)
Financing activities		364,752		21,117
Exchange rate effect on cash and cash equivalents		1,227		615
Net increase (decrease) in cash and cash equivalents	$	255,191	$	(265,614)

Operating Activities

During the year ended December 31, 2024, we used $142.1 million of cash in operating activities, reflecting the net loss of $235.8 million, adjusted for noncash items such as share-based compensation of $33.5 million and depreciation and amortization of $0.9 million, and a debt extinguishment charge of $34.1 million related to a financing activity. In addition in 2024 there was a net increase in net operating liabilities of $22.1 million, primarily reflecting accrued termination-related costs of the SerpinPC program that were not paid in 2024.

During the year ended December 31, 2023, we used $160.3 million of cash in operating activities. Cash used in operating activities reflected a net loss of $151.1 million, adjusted for noncash items as well as an unfavorable change in operating assets and liabilities of $18.9 million. A non-cash net benefit due to the release of a tax valuation allowance included in the net loss was more than offset by non-cash net charges of $36.1 million for share-based compensation, depreciation and amortization expense and the change in the fair value of debt.

Investing Activities

During the year ended December 31, 2024, net cash provided by investing activities was $31.3 million, primarily related to a net redemption of short-term marketable securities in favor of increased cash equivalents from 2023. During the year ended December 31, 2023, net cash used in investing activities was $127.0 million primarily related to the investment of excess cash in short-term marketable securities, namely U.S. Treasury Bills.

Financing Activities

During the year ended December 31, 2024, net cash provided by financing activities was $364.8 million, primarily reflecting $349.9 million in net proceeds related to our issuance of ordinary shares under share offerings, $9.7 million in proceeds from our ATM program as well proceeds from stock option exercises. Proceeds from the Loan and Security Agreement with Oxford were used to pay off our NPA with Oberland. During the year ended December 31, 2023, net cash provided by financing activities was $21.1 million, largely reflecting proceeds from our ATM program.

Funding Requirements

We expect aggregate expenses to increase in connection with ongoing activities, particularly as we continue the research and development of, continue or initiate clinical trials of, and seek marketing approval for any current and future product candidates. In addition we will begin to incur pre-commercial preparatory activities and, if marketing approval is obtained for any product candidates, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. In addition, inflation may affect our use of capital resources by increasing our cost of labor, research and clinical trial expenses. Accordingly, there will be a need to obtain substantial additional funding in connection with the continuing operations. If we are unable to raise capital when needed or on attractive terms, we would be forced to delay, reduce or eliminate research and development programs or future commercialization efforts.

We anticipate that our expenses will increase substantially as we:

• seek to discover and develop current and future clinical and preclinical product candidates;

- scale up clinical and regulatory capabilities;

- adapt regulatory compliance efforts to incorporate requirements applicable to marketed products;

- establish a sales, marketing and distribution infrastructure and scale up external manufacturing capabilities to commercialize any product candidates for which regulatory approval may be obtained;

- maintain, expand and protect the intellectual property portfolio;

- hire additional internal or external clinical, manufacturing and scientific personnel or consultants;

- add operational, financial and management information systems and personnel, including personnel to support product development efforts; and

- incur additional legal, accounting and other expenses in operating as a public company.

Because of the numerous risks and uncertainties associated with research, development and commercialization of product candidates, we are unable to estimate the exact amount of its working capital requirements. Future funding requirements will depend on and could increase significantly as a result of many factors, including:

- the scope, progress, results and costs of preclinical studies and clinical trials;

- the scope, prioritization and number of research and development programs;

- the costs, timing and outcome of regulatory review of product candidates;

- the ability to establish and maintain collaborations on favorable terms, if at all;

- the extent to which obligations to reimburse exist, or entitled to reimbursement of, clinical trial costs under collaboration agreements, if any;

- the costs of preparing, filing and prosecuting patent applications, maintaining and enforcing intellectual property rights and defending intellectual property-related claims;

- the costs of securing manufacturing arrangements for commercial production; and

- the costs of establishing or contracting for sales and marketing capabilities if regulatory approvals are obtained to market product candidates.

Identifying potential product candidates and conducting preclinical studies and clinical trials is a time- consuming, expensive and uncertain process that takes many years to complete, and may never generate the necessary data or results required to obtain marketing approval and achieve product sales. In addition, product candidates, if approved, may not achieve commercial success. Commercial revenues, if any, will be derived from sales of product candidates that we do not expect to be commercially available for the next couple of years, if at all. Accordingly, the need to continue to rely on additional financing to achieve our business objectives will exist. Adequate additional financing may not be available on acceptable terms, or at all.

Critical Accounting Policies

Management's discussion and analysis of its financial condition and results of operations is based on the consolidated financial statements of the Company which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires estimates and judgments be made that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities in the consolidated financial statements. On an ongoing basis, an evaluation of estimates and judgments are required, including those related to accrued research and development expenses and tax-related matters. Estimates are based on historical experience, known trends and events, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While the significant accounting policies are described in more detail in Note 2 to the Company's consolidated financial statements, the following accounting policies are the most critical to the judgments and estimates used in the preparation of the financial statements.

Research and Development Accruals

Research and development expenses consist primarily of costs incurred in connection with the development of product candidates. Research and development costs are expensed as incurred.

Expenses for preclinical studies and clinical trial activities performed by third parties are accrued based upon estimates of the proportion of work completed over the term of the individual trial and patient enrollment rates in accordance with agreements with CROs and clinical trial sites. Estimates are determined by reviewing external service providers as to the progress or stage of completion of trials or services and the agreed-upon fee to be paid for such services. However, actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including the clinical development plan.

Estimates of accrued expenses are made as of each balance sheet date in the financial statements based on facts and circumstances known at that time. If the actual timing of the performance of services or the level of effort varies from the estimate, an adjustment to the accrual will be made accordingly. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are recognized as expense in the period that the related goods are consumed or services are performed.

Milestone payments within the Company's licensing arrangements are recognized when achievement of the milestone is deemed probable to occur. To the extent products are commercialized and future economic benefit has been established, commercial milestones that become probable are capitalized and amortized over the estimated remaining useful life of the intellectual property. In addition, royalty expenses would be accrued and sublicense non-royalty payments, as applicable, for the amount it is obligated to pay, with adjustments as sales are made.

Tax-related Matters

We regularly assess our ability to realize our deferred tax assets. Assessing the realization of deferred tax assets requires significant judgment. In determining whether our deferred tax assets are more likely than not realizable, we evaluate all available positive and negative evidence, and weighed the evidence based on its objectivity. After consideration of the evidence, including our history of cumulative net losses in the U.K., we concluded that it is more likely than not that we will not realize the benefits of our U.K. deferred tax assets and accordingly we have provided a valuation allowance for the full amount of the net deferred tax assets in the U.K. After consideration of the evidence, including changes resulting from an internal reorganization of subsidiaries in the second quarter of 2023 and cumulative and expected income of an operating entity that carries out services for other entities in the group and recognizes most of the interest income from cash, cash equivalents and short term investments, we concluded that it is more likely than not that we will realize the benefits of our United States deferred tax assets, and accordingly, in the second quarter of 2023, we released a previously recorded valuation allowance on our United States deferred tax assets. We continue to assess our ability to realize our United States deferred tax assets each reporting period based on all available positive and negative evidence.

Contractual Obligations and Other Commitments

As of December 31, 2024, other than what has been disclosed in Note 5 - "Debt", Note 6 – "Commitment and contingencies", and Note 7 - "Program Termination costs", we had no material contractual obligations and other commitments associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts.

We have entered into collaborative arrangements to develop and commercialize intellectual property. These arrangements typically involve two (or more) parties who are active participants in the collaboration and are exposed to significant risks and rewards dependent on the commercial success of the activities. These collaborations usually involve various activities by one or more parties, including research and development, marketing and selling and distribution. Often, these collaborations require upfront, milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development. Amounts due to collaborative partners related to development activities are generally reflected as research and development expenses. See "*Intellectual Property and License Agreements*" in Item 1. Business of this Form 10-K for additional information on these arrangements.

The contractual obligations we have disclosed do not include any potential development, regulatory and commercial milestone payments and potential royalty payments that we may be required to make under the various license agreements entered into by Centessa. We excluded these payments given that the timing of any such payments cannot be reasonably estimated at this time.

Incentivization Agreements

In January 2021, we established incentivization arrangements (as novated, amended or amended and restated from time to time) pursuant to which certain members of the senior management teams of each subsidiary we had acquired in January 2021 are eligible to earn certain payments based on the attainment of corresponding milestone performance by and/or an exit event of such subsidiary, as applicable to each executive. As defined in the incentivization agreements, an "exit event" includes the sale or disposition (including via an out-licensing) of all or substantially all of the applicable subsidiary's commercially valuable assets or, in the case of subsidiaries with more than one asset, sale or disposition of one or more of such assets, or any sale or disposition of the applicable subsidiary's equity which results in the purchaser of the equity acquiring a controlling interest in the applicable subsidiary. Milestones may include the designation of a product candidate or the attainment of approvals, licenses, permits, certifications registrations or authorizations necessary for the sale of a particular product candidate or related molecules in the United States, France, Germany, Italy, Spain or the United Kingdom. Each milestone payment amount for each subsidiary is in the low eight figure range to be divided among the members of the respective subsidiary's senior management team and employees according to the terms of its respective incentivization agreement. Any milestone payment earned will be payable in a lump sum within twenty (20) days after attainment of the milestone. In addition, if a sale of a controlling interest in a subsidiary or sale (or grant of an exclusive license) of its respective product candidate occurs prior to attainment of the milestone or within the three (3) year period following attainment of the milestone, an exit payment equal in the range of single digit to low teens percentage of the sales proceeds less any amounts previously paid as a milestone payment (if any) and any fees, costs and expenses of the sale (excluding any earn out, milestone, royalty payment or other contingent payments but including any escrow, holdback or similar amount) will become due and payable to certain employees and members of the subsidiary's senior management team. To the extent an exit event occurs following the occurrence of an adverse event (which includes the failure to achieve milestones within the specified time period), no exit payment will become due unless sale proceeds are in excess of an amount in the eight-figure range. As of December 31, 2024, incentivization agreements in respect of Centessa Bioscience, Inc. (formerly Palladio Bioscience, Inc.), Capella Bioscience Limited, Centessa Pharmaceuticals (Morphogen-IX) Limited (formerly Morphogen-IX Limited), Pearl River Bio and, Pega-One SAS and Centessa Pharmaceuticals (UK) Limited have ceased to apply.

The incentivization agreements contain standard termination provisions providing that the agreements shall terminate upon the occurrence of certain events, or automatically on December 31, 2035. Other events that may trigger termination include:

- an exit event;

- the occurrence of certain asset sales in conjunction with certain milestones; and

- the date that is three years following achievement of certain milestones.

Emerging Growth Company and Smaller Reporting Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay the adoption of new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. Other exemptions and reduced reporting requirements under the JOBS Act for emerging growth companies include presentation of only two years of audited financial statements in a registration statement for an initial public offering, an exemption from the requirement to provide an auditor's report on internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, an exemption from any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation and less extensive disclosure about our executive compensation arrangements. We have elected to use the extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that (i) we are no longer an emerging growth company or (ii) we affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenues of $1.235 billion or more, (ii) December 31, 2026, the last day of the fiscal year following the fifth anniversary of the closing of our initial public offering, (iii) the date on which we are deemed to be a "large accelerated filer," under the rules of the SEC, which means the market value of equity securities that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

We are also a "smaller reporting company" as defined in the Securities Exchange Act of 1934 (the "Exchange Act"). If we are still a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and, similar to emerging growth companies, smaller reporting companies have reduced disclosure obligations regarding executive compensation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Under SEC rules and regulations, as a smaller reporting company, we are not required to provide the information required by this item.

Item 8. Financial Statements


Report of Independent Registered Public Accounting Firm


To the Shareholders and Board of Directors
Centessa Pharmaceuticals plc:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Centessa Pharmaceuticals plc and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG LLP

We have served as the Company's auditor since 2021.

Boston, Massachusetts
March 24, 2025

Centessa Pharmaceuticals plc
Consolidated Balance Sheets

	December 31, 2024	December 31, 2023
Assets		
Current assets:		
Cash and cash equivalents	$ 383,221	$ 128,030
Short-term investments	98,956	128,519
Tax incentive receivable	43,768	37,818
Prepaid expenses and other current assets	10,464	20,725
Total current assets	536,409	315,092
Property and equipment, net	744	1,039
Operating lease right-of-use assets	11,013	11,914
Deferred tax asset	26,586	29,647
Other non-current assets	2,046	2,554
Total assets	$ 576,798	$ 360,246
Liabilities		
Current liabilities:		
Accounts payable	$ 7,143	$ 11,815
Accrued expenses and other current liabilities	50,855	27,570
Total current liabilities	57,998	39,385
Long term debt (Note 5)	108,940	75,700
Operating lease liabilities	8,286	8,888
Other noncurrent liabilities	29	29
Total liabilities	175,253	124,002
Commitments and contingencies (Note 6)		
Shareholders' equity		
Ordinary shares: £0.002 nominal value: 184,469,623 shares authorized; 132,631,587 shares issued and outstanding at December 31, 2024; 98,774,827 shares issued and outstanding at December 31, 2023	359	273
Additional paid-in capital	1,385,675	987,423
Accumulated other comprehensive income	4,213	1,493
Accumulated deficit	(988,702)	(752,945)
Total shareholders' equity	401,545	236,244
Total liabilities and shareholders' equity	$ 576,798	$ 360,246

The accompanying notes are an integral part of these consolidated financial statements.

125

Centessa Pharmaceuticals plc
Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31, 2024	Year Ended December 31, 2023
License and other revenue	$ —	$ 6,853
Operating expenses:		
Research and development	150,244	124,405
General and administrative	50,811	53,731
Loss from operations	(201,055)	(171,283)
Interest income	14,016	10,476
Interest expense	(10,090)	(9,906)
Loss on extinguishment of debt	(34,097)	—
Other non-operating expenses, net	(1,687)	(5,428)
Loss before income taxes	(232,913)	(176,141)
Income tax expense (benefit)	2,844	(25,056)
Net loss	(235,757)	(151,085)
Other comprehensive income:		
Foreign currency translation adjustments	1,223	1,700
Unrealized gain on available for sale securities, net of taxes	1,497	1,290
Other comprehensive income	2,720	2,990
Total comprehensive loss	$ (233,037)	$ (148,095)
Net loss per ordinary share - basic and diluted	$ (2.06)	$ (1.57)
Weighted average ordinary shares outstanding - basic and diluted	114,473,449	96,177,578

The accompanying notes are an integral part of these consolidated financial statements.

Centessa Pharmaceuticals plc
Consolidated Statements of Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total
	Shares	Amount				
Balance at January 1, 2023	**94,843,391**	**$ 265**	**$ 939,261**	**$ (1,497)**	**$ (601,860)**	**$ 336,169**
Issuance of ordinary shares under ATM program, net of issuance costs	3,040,816	7	20,800	—	—	20,807
Stock option exercises	70,197	—	310	—	—	310
Share-based compensation expense	—	—	29,392	—	—	29,392
Vesting of ordinary shares	1,194,665	1	(1)	—	—	—
Shares withheld to pay employee withholding tax on share-based compensation	(374,242)	—	(2,339)	—	—	(2,339)
Foreign currency translation adjustments	—	—	—	1,700	—	1,700
Unrealized gain on available for sale securities, net of tax of $0.4 million	—	—	—	1,290	—	1,290
Net loss	—	—	—	—	(151,085)	(151,085)
Balance at December 31, 2023	**98,774,827**	**$ 273**	**$ 987,423**	**$ 1,493**	**$ (752,945)**	**$ 236,244**
Issuance of ordinary shares under share offerings, net of issuance costs	29,932,626	76	349,874	—	—	349,950
Issuance of ordinary shares under ATM program, net of issuance costs	1,250,000	3	9,652	—	—	9,655
Stock option exercises	1,853,718	4	11,259	—	—	11,263
Share-based compensation expense	—	—	33,546	—	—	33,546
Vesting of ordinary shares	1,328,991	3	(3)	—	—	—
Shares withheld to pay employee withholding tax on share-based compensation	(508,575)	—	(6,076)	—	—	(6,076)
Foreign currency translation adjustments	—	—	—	1,223	—	1,223
Unrealized gain on available for sale securities, net of tax of $0.4 million	—	—	—	1,497	—	1,497
Net loss	—	—	—	—	(235,757)	(235,757)
Balance at December 31, 2024	**132,631,587**	**$ 359**	**$ 1,385,675**	**$ 4,213**	**$ (988,702)**	**$ 401,545**

The accompanying notes are an integral part of these consolidated financial statements.

Centessa Pharmaceuticals plc
Consolidated Statements of Cash Flows

(amounts in thousands)

	Year Ended December 31, 2024	Year Ended December 31, 2023
Cash flows from operating activities:		
Net loss	$ (235,757)	$ (151,085)
Adjustments to reconcile net loss to net cash used in operating activities:		
Share-based compensation expense	33,546	29,392
Loss on extinguishment of debt	34,097	—
Depreciation and amortization	942	810
Change in fair value of financial instruments	300	5,900
Change in deferred taxes	2,653	(26,529)
Changes in operating assets and liabilities:		
Tax incentive receivable	(6,601)	(12,092)
Prepaid expenses and other assets	10,219	(1,364)
Operating leases, net	298	(1,883)
Accounts payable	(4,585)	(2,722)
Accrued expenses and other liabilities	22,771	(797)
Other, net	62	28
Net cash used in operating activities	(142,055)	(160,342)
Cash flows from investing activities:		
Purchases of investments in marketable securities	(140,533)	(264,910)
Proceeds from redemption of investments in marketable securities	171,834	138,075
Purchase of property and equipment	(34)	(169)
Net cash provided by (used in) investing activities	31,267	(127,004)
Cash flows from financing activities:		
Proceeds from issuance of shares under share offerings, net of issuance costs	349,950	—
Proceeds from issuance of shares under ATM program, net of issuance costs	9,655	20,807
Repayment of debt	(110,097)	—
Proceeds from issuance of debt, net of issuance costs	109,335	—
Proceeds from option exercises	11,227	310
Other, net	(5,318)	—
Net cash provided by financing activities	364,752	21,117
Effect of exchange rate on cash and cash equivalents	1,227	615
Net increase (decrease) in cash and cash equivalents	255,191	(265,614)
Cash and cash equivalents at beginning of period	128,030	393,644
Cash and cash equivalents at end of period	$ 383,221	$ 128,030
Supplemental disclosure:		
Interest paid	$ 10,085	$ 9,906
Income taxes paid	$ 82	$ 2,943
Operating lease payments reducing operating lease liabilities	$ 1,602	$ 1,178
Right-of-use assets obtained in exchange for operating lease liabilities - noncash	$ —	$ 9,711

The accompanying notes are an integral part of these consolidated financial statements.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

1. Organization and Description of Business

Centessa Pharmaceuticals plc ("Centessa" or "the Company") is a clinical-stage pharmaceutical company that aims to discover, develop and ultimately deliver medicines that are transformational for patients. Centessa was incorporated on October 26, 2020 as a limited liability company under the laws of England and Wales. In connection with the IPO in June 2021, the Company re-registered Centessa Pharmaceuticals Limited as an English public limited company and renamed it as Centessa Pharmaceuticals plc.

Risks and Liquidity

The Company is subject to risks common to other life science companies in early stages of development including, but not limited to, uncertainty of product development and commercialization, lack of marketing and sales history, development of new technological innovations by its competitors, dependence on key personnel, market acceptance of products, product liability, protection of proprietary technology, ability to raise additional financing and compliance with government regulations, in the markets in which the Company is seeking approvals, including FDA regulations. If the Company does not successfully advance its programs into and through human clinical trials and/or enter into collaborations for its programs and commercialize any of its product candidates, it may be unable to produce product revenue or achieve profitability.

The Company has incurred losses and negative cash flows from operations since inception and the Company had an accumulated deficit of $988.7 million as of December 31, 2024. The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of the product candidates currently in development. Substantial additional capital will be needed by the Company to fund its operations and to develop its product candidates.

On December 30, 2024, the Company entered into a loan and security agreement (the "Loan and Security Agreement") with Oxford Finance LLC ("Oxford"), as collateral agent and a lender, and the other lenders from time to time party thereto (collectively, the "Lenders"), pursuant to which the Lenders have agreed to lend the Company an aggregate principal amount of up to $200.0 million in a series of term loans (the "Term Loans").

Pursuant to the Loan and Security Agreement, the Company received $110.0 million (the "Initial Term Loan") and incurred $1.1 million of debt issuance costs inclusive of facility and legal fees. The Company has access to up to an additional $40.0 million of loan proceeds in an additional tranche which is available during the period commencing on the date of the occurrence of the Clinical Milestone (as defined in the Loan and Security Agreement) through the earlier of: (i) 90 days following the Clinical Milestone and (ii) June 30, 2028. An additional $50.0 million may be made available to the Company at the Lenders' sole discretion.

The term loans are set to mature on December 1, 2029 and, following an interest-only period, will begin to amortize in equal monthly installments beginning on February 1, 2029. However, if the Extension Event as defined in the Agreement occurs, then at the Company's option, the term loans could begin to amortize in equal monthly installments beginning on February 1, 2030, and the maturity date will be extended to December 1, 2030.

Substantially all of the proceeds from the Initial Term Loan were used to repay in full the approximately $110 million aggregate principal amount outstanding, accrued interest and fees related to the Company's existing note purchase agreement (the "NPA") with Three Peaks Capital Solutions Aggregator Fund and Cocoon SA LLC, an affiliate of Oberland Capital Management LLC (collectively, "Oberland Capital"). *(See - Note 5 "Debt").*

Shelf Registration Statement and Equity offerings

On September 11, 2024, the Company filed an automatic shelf registration statement on Form S-3ASR ("Shelf") registering an unspecified amount of the Company's ordinary shares, American Depository Shares representing ordinary shares, debt securities, warrants, and/or units or any combination thereof with the U.S. Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended. The Shelf automatically became effective upon filing. Under the Shelf, Centessa may offer securities from time to time in one or more offerings, at prices and on terms to be determined by market conditions at the time of offering. The specifics of any future offerings, along with the use of proceeds of any securities offered, will be described in detail in a prospectus supplement, or other offering materials, at the

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

time of any offering. The Company's prior shelf registration statement on Form S-3, which was declared effective by the SEC on July 12, 2022, covered the offering, issuance and sale of an amount up to $350.0 million in the aggregate of the Company's ordinary shares, American Depository Shares representing ordinary shares, debt securities, warrants, and/or units or any combination thereof.

The Company entered into a Sales Agreement, dated January 27, 2023, by and between Centessa Pharmaceuticals plc and Leerink Partners LLC (formerly SVB Securities LLC). As sales agent, Leerink Partners LLC will provide for the issuance and sale by the Company of up to $125.0 million of its ordinary shares represented by American Depository Shares ("ADSs") from time to time in "at-the-market" offerings ("ATM Program"). In the year ended December 31, 2024, the Company sold 1,250,000 ordinary shares under the ATM Program, resulting in net proceeds of $9.7 million. On a life to date basis, as of December 31, 2024, the Company has sold 4,290,816 ordinary shares under the ATM Program, resulting in net proceeds to us of approximately $30.5 million.

In 2024, the Company completed offerings of its ordinary shares through the sale and issuance of a cumulative 29,932,626 ADSs. Each ADS represents one ordinary share with a nominal value of £0.002 per ordinary share. The completed offerings, which included the Underwriters' over-allotment option to purchase additional shares, was made pursuant to the Shelf registration. The net proceeds of these offerings, after deducting underwriting discounts and commissions and offering expenses, was approximately $349.9 million. The Company intends to use the net proceeds from the offerings, together with its existing cash, cash equivalents, and short-term investments, to fund the continued development of its product candidates, as well as for general corporate purposes.

The Company expects its existing cash, cash equivalents and short-term investments as of December 31, 2024 of $482.2 million will be sufficient to fund its expected operating expenses and capital expenditure requirements for at least the next 12 months from the date of issuance of these consolidated financial statements.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Any reference in these notes to applicable guidance is meant to refer to GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASUs") promulgated by the Financial Accounting Standards Board ("FASB"). All intercompany accounts and transactions have been eliminated in consolidation.

In the opinion of management, the accompanying consolidated financial statements include all normal and recurring adjustments (which consist primarily of accruals, estimates and assumptions that impact the financial statements) considered necessary to present fairly:

- the Company's financial position as of December 31, 2024 and December 31, 2023; and

- the Company's results of operations and cash flows for the years ended December 31, 2024 and December 31, 2023.

Emerging Growth Company and Smaller Reporting Company

The Company is an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("JOBS Act") enacted in April 2012. For so long as the Company remains an emerging growth company, it is permitted and intends to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved.

The Company will remain an emerging growth company until the earlier to occur of (1) the last day of the fiscal year that is five years following the closing of our initial public offering, (2) the last day of the fiscal year in which we have total annual gross revenues of at least $1.235 billion, (3) the last day of the fiscal year in which we are deemed to be a

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

"large accelerated filer," under the rules of the U.S. Securities and Exchange Commission, or SEC, which means the market value of our equity securities that is held by non-affiliates exceeds $700 million as of the prior June 30th after we have been subject to the SEC's periodic reporting requirements for at least twelve calendar months and have filed at least one annual report, and (4) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We are electing to utilize the extended transition period and, as a result, will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for emerging growth companies.

The Company is also a "smaller reporting company" as defined in the Securities Exchange Act of 1934 ("Exchange Act"). Even after the Company no longer qualifies as an emerging growth company, it may still qualify as a "smaller reporting company" if the market value of our ordinary shares held by non-affiliates is below $250 million (or $700 million if our annual revenue is less than $100 million) as of June 30 in any given year. As a smaller reporting company, we are eligible for scaled disclosure relief from certain Regulation S-X and Regulation S-K requirements.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents include cash in readily available checking accounts, certificate of deposits, money market funds and U.S. Treasury securities.

Short Term Investments

The Company invests its excess cash in cash deposits, U.S. Treasury securities and SEC-registered money market funds. Securities with original maturities of three months or less when purchased are included in Cash and cash equivalents. The Company considers investments with original maturities greater than three months and remaining maturities less than one year to be short-term investments.

As of December 31, 2024, all investments in U.S. Treasury securities were classified as available-for-sale securities, which are recorded at fair value. Unrealized holding gains and losses on available-for-sale securities are reported net of related income taxes in accumulated other comprehensive income until realized. Purchase premiums and discounts are amortized to interest income over the terms of the related securities.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and short-term investments. The Company's cash, cash equivalents and short-term investments are held by financial institutions primarily in the United States and the United Kingdom. Amounts on deposit may at times exceed federally insured limits. Management believes that the financial institutions are financially sound, and accordingly, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Segments

Operating segments are defined as components of an enterprise with separate discrete information available for evaluation by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. We view our operations and manage our business as one segment.

Reclassifications

Certain amounts in the prior period financial statements have been reclassified to conform to the presentation of the current period financial statements. These reclassifications had no effect on previously reported net loss or comprehensive loss.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

Foreign Currency Translation

The Company's financial statements are presented in U.S. dollars ("USD"), the reporting currency of the Company. The functional currency of Centessa Pharmaceuticals plc is USD and the functional currency of the Centessa Subsidiaries is their respective local currency. Income and expenses have been translated into USD at average monthly exchange rates prevailing during the period. Assets and liabilities have been translated at the rates of exchange on the balance sheets dates and equity accounts at their respective historical rates. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders' equity as other comprehensive (loss) income.

Transactions denominated in a currency other than the functional currency are remeasured based upon the exchange rate at the date of remeasurement with the resulting gain or loss included in the accompanying consolidated statements of operations and comprehensive loss within Other income (expense), net. The aggregate foreign currency transaction gain or loss is included in the results of operations. For the year ended December 31, 2024, the Company recorded a net foreign currency transaction loss of $1.8 million, while for the year ended December 31, 2023, it recorded a net foreign currency transaction gain of $0.8 million.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimates and assumptions are periodically reviewed and the effects of revisions are reflected in the consolidated financial statements in the period they are determined to be necessary. Significant areas that require management's estimates include accrued research and development expenses, the note purchase agreement, share-based compensation and tax-related matters.

Property and Equipment, net

Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the respective assets. Property and equipment includes computer equipment, furniture and office equipment, which have a useful life of three to seven years. The costs of maintenance and repairs are expensed as incurred. Improvements and betterment that add new functionality or extend the useful life of the asset are capitalized. Depreciation expense for the years ended December 31, 2024 and December 31, 2023 was $0.3 million in each year.

Capitalized software as a service costs representing costs incurred during the application development stage are included in "Other non-current assets" and the corresponding current portion, in "Prepaid expenses and other current assets" and is amortized using the straight line method over 5 years. Costs incurred during the preliminary project stage and the post-implementation-operation stage are expensed as incurred. Hosting fees associated with the hosting as a service arrangement are expensed on a straight line basis over the term of the hosting arrangement. Amortization expense for the year ended December 31, 2024 and 2023 was $0.6 million and $0.5 million, respectively.

Leases

In accordance with ASU No. 2016-02, *Leases ("ASC 842")*, the Company assesses whether an arrangement is a lease, or contains a lease at the inception of the arrangement. When an arrangement contains a lease, the Company categorizes leases with contractual terms longer than twelve months as either operating or finance. Finance leases are generally those leases that allow us to substantially utilize or pay for the entire asset over its estimated life. Assets acquired under finance leases are recorded in "Property and equipment, net." All other leases are categorized as operating leases.

The Company records right-of use ("ROU") assets and lease obligations for its finance and operating leases, which are initially recognized based on the discounted future lease payments over the term of the lease. As the rate implicit in the Company's leases may not be easily determinable, the Company uses its incremental borrowing rate to calculate the present value of the sum of the lease payments. Lease terms may include options to extend or terminate the lease. The Company will include such options in determining the lease term when it is reasonably certain that the Company will

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

exercise such options. Operating and finance lease ROU assets are recognized net of any lease prepayments and incentives. The Company elected the practical expedient to not separate lease and non-lease components and, accordingly, accounts for them as a single lease component. Operating lease expense is recognized on a straight-line basis over the lease term. Finance lease expense is recognized based on the effective-interest method over the lease term. The Company elected not to recognize ROU assets and lease obligations for any short-term leases, which are defined as leases with an initial term of 12 months or less.

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated undiscounted future cash flows, then an impairment charge is recognized for the amount by which the carrying value of the asset exceeds the estimated fair value of the asset. As of December 31, 2024, the Company believes that no revision of the remaining useful lives or write-down of long-lived assets is required.

Fair Value Measurement

Fair value is the price that could be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value determination in accordance with applicable accounting guidance requires that a number of significant judgments be made. Additionally, fair value is used on a nonrecurring basis to evaluate assets for impairment or as required for disclosure purposes by applicable accounting guidance on disclosures about fair value of financial instruments. Depending on the nature of the assets and liabilities, various valuation techniques and assumptions are used when estimating fair value. The carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, prepaid expense and accounts payable, are shown at cost, which approximates fair value due to the short-term nature of these instruments. The Company follows the provisions of FASB ASC Topic 820, *Fair Value Measurement*, for financial assets and liabilities measured on a recurring basis. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2: Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liabilities.

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Debt Issuance Costs

For debt issuances that are not accounted for under the fair value option, such as the Loan and Security Agreement, any debt issuance costs are capitalized, recorded as an offset to the Company's debt balances and amortized as interest expense over the term of the associated debt instrument using the effective interest method. If the maturity of the debt is accelerated as a result of default or early debt repayment, the amortization would then be accelerated. Amounts paid related to debt financing activities are presented on the consolidated balance sheet as a direct deduction from the debt liability.

For debt issuances that are accounted for under the fair value option, such as the Note Purchase Agreement, discussed further below, any debt issuance costs are expensed at the time of issuance in accordance with ASC 825*, Financial Instruments.*

Note Purchase Agreement

In October 2021, the Company entered into a Note Purchase Agreement (the "NPA") with Oberland Capital, which was subsequently repaid in full on December 30, 2024 using the proceeds of the Loan and Security Agreement with Oxford. As described in further detail in Note 5 - *"Debt",* in addition to the repayment of the principal as well as quarterly interest payments, the Company was obligated to pay a Milestone payment equal to 30% of the aggregate principal amount

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

issued under the Notes by the Company upon regulatory approval of any drug candidate. The Company may redeem all, but not less than all, of the outstanding notes (if any) and pay all other outstanding obligations under the NPA. On the applicable date, the Company shall repurchase the notes by paying an amount of up to (i) 185% of the principal amount issued under the notes if such repurchase occurs between the third and sixth anniversaries of the First Purchase Date, and (ii) 205% of the principal amount issued under the notes if such repurchase occurs thereafter, in each case less specified deductions and exclusions described in the NPA, including amounts paid by the Company to the Purchasers in respect of certain asset sale or strategic transactions, the interest payments and the Milestone Payments (the "Final Payment Amount").

The Company evaluated the notes under the NPA and determined that the notes include embedded derivatives that would otherwise require bifurcation as derivative liabilities. Neither the debt instrument nor any embedded features are required to be classified as equity. Therefore, the hybrid financial instrument comprised of the debt host and the embedded derivative liability may be accounted for under the fair value option. The Company elected to carry the notes at fair value, and the debt instrument is outside the scope of ASC 480, *Distinguishing Liabilities from Equity*, and thus is classified as a liability under ASC 470, *Debt*, in the Company's financial statements. As the Company has elected to account for the notes under the fair value option, debt issuance costs were immediately expensed.

The fair value of the notes under the NPA represents the present value of estimated future payments, including interest, principal as well as estimated payments that are contingent upon the achievement of specified milestones. The fair value of the notes was based on the cumulative probability of the various estimated payments. The fair value measurement was based on significant Level 3 unobservable inputs such as the probability of achieving the milestones, anticipated timelines, probability and timing of an early redemption of all obligations under the agreement and the discount rate. Any changes in the fair value of the liability in each reporting period are recognized in the consolidated statement of operations and comprehensive loss until it was settled.

License and other revenue

The Company recognizes revenues from collaboration, license or other research or sale arrangements when or as performance obligations are satisfied. For milestone payments, the Company assesses, at contract inception, whether the milestones are considered probable of being achieved. If it is probable that a significant revenue reversal will occur, the Company will not record revenue until the uncertainty has been resolved. Milestone payments that are contingent upon regulatory approval are not considered probable until the approvals are obtained as it is outside of the control of the Company. If it is probable that significant revenue reversal will not occur, the Company will estimate the milestone payments using the most likely amount method. The Company reassesses the milestones each reporting period to determine the probability of achievement. Any potential consideration received in the form of royalty or sales-based milestones will be recorded when the customer's subsequent sales or usages occur.

Collaborative Arrangements

The Company enters into collaborative arrangements to develop and commercialize intellectual property. These arrangements typically involve two (or more) parties who are active participants in the collaboration and are exposed to significant risks and rewards dependent on the commercial success of the activities. These collaborations usually involve various activities by one or more parties, including research and development, marketing and selling and distribution. Often, these collaborations require upfront, milestone and royalty or profit share payments, contingent upon the occurrence of certain future events linked to the success of the asset in development. Amounts due to collaborative partners related to development activities are generally reflected as research and development expense.

Research and Development Expenses and Accruals

All research and development costs are expensed in the period incurred and consist primarily of salaries, payroll taxes, employee benefits, stock-based compensation charges for those individuals involved in research and development efforts, external research and development costs incurred under agreements with contract research organizations and consultants to conduct and support the Company's ongoing clinical trials.

The Company has entered into various research and development contracts with clinical research organizations, clinical development and manufacturing organizations and other companies. Payments for these activities are based on the

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

terms of the individual agreements, which may differ from the pattern of costs incurred. Payments made in advance of performance are reflected in the accompanying balance sheets as prepaid expenses, while payments made after performance are reflected as accrued liabilities in the accompanying balance sheets. The Company records accruals for estimated costs incurred for ongoing research and development activities. When recording accruals for ongoing research and development activities, the Company analyzes progress of the services, including the phase or completion of events, invoices received and contracted costs. Nonrefundable advance payments for goods and services, including fees for process development or manufacturing and distribution of clinical supplies that will be used in future research and development activities, are recognized as expense in the period that the related goods are consumed or services are performed.

Milestone payments within the Company's licensing arrangements are recognized when achievement of the milestone is deemed probable to occur. To the extent products are commercialized and future economic benefit has been established, commercial milestones that become probable are capitalized and amortized over the estimated remaining useful life of the intellectual property. Significant judgments and estimates may be made in determining the prepaid or accrued balances at the end of any reporting period. Actual results could differ from the Company's estimates.

Research and Development Tax Incentives

The Company participates in research tax incentive programs that are granted to companies by the United Kingdom tax authorities in order to encourage them to conduct technical and scientific research. Expenditures that meet the required criteria are eligible to receive a tax credit that is reimbursed in cash, upon surrender of loss carryforwards. Estimates of the amount of the cash refund expected to be received are determined at each reporting period and recorded as reductions to research and development expenses. The Company recorded research and development tax incentives of $30.9 million and $24.3 million during the years ended December 31, 2024 and December 31, 2023, respectively.

Through December 31, 2024, the Company claimed relief under the Small and Medium Enterprise ("SME") scheme. Beginning January 1, 2025, changes to the program in the UK have aligned the tax incentives earned for SME and large entities. The merged scheme provides relief for qualifying R&D expenditure. If the company is loss making, a cash credit can be obtained. If the company continues to meet the SME thresholds and is loss making, then a higher rate of credit may be available under the new Enhanced R&D Intensive Support (ERIS). The Company expects eligible R&D expenditures qualifying for the credit outside of the UK will be more limited as a result of these legislative changes and it expects to recognize less tax incentives in the United Kingdom.

Share-Based Compensation

The Company measures share-based awards, including restricted shares, restricted stock units and stock options, at their grant-date fair value and records compensation expense on a straight-line basis over the vesting period of the awards. The Company determines the fair value of share-based compensation awards using the market closing price of the Company's ADSs on the date of grant. Forfeitures of stock options are recognized in the period the forfeiture occurs.

The Company uses the Black-Scholes option pricing model to value its stock option awards. The expected life of the stock options is estimated using the "simplified method," as the Company has limited historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the option. For share price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected life of the option. The estimated annual dividend yield is 0% because the Company has not historically paid and does not expect for the foreseeable future to pay a dividend on its ordinary shares.

Retirement Plans

The Company provided defined contribution plans to its employees beginning in 2021. In the U.S., the primary plan sponsored by the Company is a safe harbor, 401k plan with a 4% employer match, no waiting period and immediate vesting on the match. In the UK, the primary plan sponsored by the Company is a money purchase plan, which requires a minimum 8% contribution, including a minimum employer contribution of 4% and employee contribution of 4%. The Company recorded charges of $0.7 million under these plans during the year ended December 31, 2024 and $0.6 million during the year ended December 31, 2023.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, *Income Taxes*. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company regularly assesses its ability to realize its deferred tax assets. Assessing the realization of deferred tax assets requires significant judgment. In determining whether its deferred tax assets are more likely than not realizable, the Company evaluated all available positive and negative evidence, and weighed the evidence based on its objectivity. After consideration of the evidence, the Company believes it would more likely than not be able to utilize existing loss carryforwards and research and development tax credits to offset future income in the United States. The operating entity in the United States has a history of cumulative net profits as it carries out services for other entities in the group and recognizes most of the interest income earned from cash, cash equivalents and short term investments.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

Net Loss Per Ordinary Share

Basic loss per ordinary share is computed by dividing net loss by the aggregate weighted-average number of ordinary shares outstanding. Diluted loss per ordinary share includes the effect, if any, from the potential exercise or conversion of securities, such as stock options, unvested restricted ordinary shares and restricted stock units which would result in the issuance of incremental ordinary shares. For diluted net loss per ordinary share, the weighted-average number of ordinary shares is the same for basic net loss per ordinary share due to the fact that when a net loss exists, dilutive securities are not included in the calculation as the impact is anti-dilutive.

The following potentially dilutive securities have been excluded from the computation of diluted weighted-average ordinary shares outstanding, as they would be anti-dilutive.

	Year Ended December 31, 2024	Year Ended December 31, 2023
Unvested ordinary shares	86,864	310,052
Restricted stock units	1,510,077	1,949,463
Stock options	17,434,119	16,069,015
	19,031,060	18,328,530

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Recognition Disclosures. This ASU will require entities to provide enhanced disclosures related to certain expense categories included in income statement captions. The ASU aims to increase transparency and provide investors with more detailed information about the nature of expenses reported on the face of the income statement. The new standard does not change the requirements for the presentation of expenses on the face of the income statement. Under this ASU, entities are required to disaggregate, in a tabular format, expense captions presented on the face of the income statement - excluding earnings or losses from equity method investments - if they include any of the following expense categories: purchases of inventory, employee compensation, depreciation, intangible asset amortization, and depreciation or depletion. For any

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

remaining items within each relevant expense caption, entities must provide a qualitative description of the nature of those expenses. The new ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on the related disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures. This ASU does not change accounting for income taxes but requires new disclosures focusing on two areas, the effective rate reconciliation and taxes paid. This new standard is effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on the related disclosures.

3. Fair Value of Financial Instruments

The following fair value hierarchy table presents fair value information about the Company's assets and liabilities (amounts in thousands):

	Fair value measurement at reporting date using		
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2024			
Assets			
Money Market fund	$ 217,515	$ —	$ —
U.S. Treasury securities	$ 171,885	$ —	$ —
Liabilities			
Loan and Security Agreement	$ —	$ —	$ 109,450

	Fair value measurement at reporting date using		
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
December 31, 2023			
Assets			
Money Market fund	$ 28,339		
U.S. Treasury securities	128,519		
Liabilities			
Note Purchase Agreement	$ —	$ —	$ 75,700

We classify our investments in available-for-sale U.S. Treasury securities and the money market fund into Level 1 of the ASC Topic 820 hierarchy because fair values represent quoted market prices for identical or comparable instruments.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

The following represents the amortized cost bases and fair values of the Company's U.S. Treasury securities and its money market fund as of December 31, 2024 (amounts in thousands):

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Money Market fund, included in Cash and cash equivalents	$ 217,515	$ —	$ —	$ 217,515
U.S. Treasury securities, included in:				
Cash and cash equivalents	$ 72,762	$ 167	$ —	$ 72,929
Short-term investments	95,534	3,422	—	98,956
Total U.S. Treasury securities	$ 168,296	$ 3,589	$ —	$ 171,885

For the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the following table provides a reconciliation of the beginning and ending balances for each category therein (amounts in thousands):

	Note Purchase Agreement
Balance at January 1, 2023	$ 69,800
Change in fair value	5,900
Balance at December 31, 2023	75,700
Change in fair value	300
Loss on extinguishment of debt	34,097
Settlement	(110,097)
Balance at December 31, 2024	$ —

On December 30, 2024, the Company entered into a loan and security agreement (the "Loan and Security Agreement") with Oxford and received $110.0 million. Substantially all of the proceeds from the initial term loan were used to repay in full the aggregate amount outstanding, which equated to 185% of the principal balance less prior cumulative interest payments plus fees. The Company recognized a loss on the extinguishment of this debt of $34.1 million.

4. Balance Sheet Components

Prepaid expenses and other current assets consist of the following (amounts in thousands):

	December 31, 2024	December 31, 2023
Research and development costs	$ 6,314	$ 16,123
Insurance related costs	840	1,651
Value added tax receivable	1,528	1,330
Other	1,782	1,621
	$ 10,464	$ 20,725

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

Accrued expenses and other current liabilities consist of the following (amounts in thousands):

	December 31, 2024	December 31, 2023
Research and development costs*	$ 38,063	$ 18,814
Personnel related expenses	9,465	6,733
Professional fees	1,782	1,072
Income tax liability	835	112
Other	710	839
	$ 50,855	$ 27,570

*Includes accrued contract termination costs of $30.3 million. See Note 7.

Property and equipment, net consisted of the following (amounts in thousands):

	December 31, 2024	December 31, 2023
Computer equipment	$ 768	$ 734
Office furniture	724	724
Office equipment	43	43
Property and equipment, at cost	1,535	1,501
Less: Accumulated depreciation	(791)	(462)
Property and equipment, net	$ 744	$ 1,039

The following table provides a reconciliation of changes, net of applicable income taxes, in other accumulated comprehensive income (amounts in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Foreign currency translation adjustment:		
Beginning balance	$ 203	$ (1,497)
Foreign currency translation adjustment during period	1,223	1,700
Ending balance	$ 1,426	$ 203
Unrealized gain on available for sale securities:		
Beginning balance	$ 1,290	$ —
Unrealized holding gain on available for sale securities during period, net of tax of $0.8 million in 2024 and $0.4 million in 2023	2,787	1,290
Reclassification adjustment for realized net gain on available for sale marketable securities included in net loss, net of tax benefit of $0.4 million in 2024	(1,290)	—
Ending balance	$ 2,787	$ 1,290

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

5. Debt

Debt consisted of the following as of December 31, 2024 and December 31, 2023 (in thousands):

	December 31, 2024	December 31, 2023
Loan and Security Agreement:		
Principal amount	$ 110,000	$ —
End of term charge	5,500	
Unamortized debt issuance costs and unamortized end of term charge	(6,560)	—
Loan and Security Agreement (carried at amortized cost)	$ 108,940	$ —
Note Purchase Agreement (carried at fair value)	$ —	$ 75,700

Loan and Security Agreement

On December 30, 2024 (the "Effective Date"), the Company entered into a loan and security agreement (the "Loan and Security Agreement") with Oxford Finance LLC ("Oxford"), as collateral agent and a lender, and the other lenders from time to time party thereto (collectively, the "Lenders"), pursuant to which the Lenders have entered an agreement to lend the Company an aggregate principal amount of up to $200 million in a series of term loans (the "Term Loans").

Pursuant to the Loan and Security Agreement, the Company received $110.0 million (the "Initial Term Loan") and incurred $1.1 million of debt issuance costs inclusive of facility and legal fees. The Company has access to up to an additional $40.0 million of loan proceeds in an additional tranche which is available during the period commencing on the date of the occurrence of the Clinical Milestone (as defined in the Loan and Security Agreement) through the earlier of: (i) 90 days following the Clinical Milestone and (ii) June 30, 2028. An additional $50.0 million may be made available to the Company at the Lenders' sole discretion.

The term loans are set to mature on December 1, 2029 and, following an interest-only period, will begin to amortize in equal monthly installments beginning on February 1, 2029. However, if the Extension Event as defined in the Agreement occurs, then at the Company's option, the term loans could begin to amortize in equal monthly installments beginning on February 1, 2030, and the maturity date will be extended to December 1, 2030.

The term loans accrue interest at a floating rate equal to (i) secured overnight financing rate for a one-month tenor from the website of the CME Group Benchmark Administration Limited, subject to a floor of 3.28%, plus (ii) an applicable margin of 5.00%. The Loan and Security Agreement provides for a minimum interest rate of 8.28% and a maximum interest rate of 10.50%. Interest on the term loans is payable monthly in arrears. The term loans once repaid or prepaid may not be reborrowed. The term loans may be prepaid in full at the option of the Company. The Company is required to pay a prepayment fee of 3.00% for prepayments of term loans made in the first year after funding of such term loans, 2.00% for prepayments of term loans made in the second year after funding of such term loans and 1.00% for prepayments thereafter. The Company is also obligated to pay other customary fees for a loan facility of this size and type, including a final payment of 5.00% of principal (the "End of Term Charge").

Substantially all of the proceeds from the Initial Term Loan were used to repay in full the approximately $110 million aggregate principal amount outstanding interest and fees related to the Company's existing note purchase agreement (the "NPA") with Three Peaks Capital Solutions Aggregator Fund and Cocoon SA LLC, an affiliate of Oberland Capital Management LLC (collectively, "Oberland Capital").

The Company's obligations under the Loan and Security Agreement are guaranteed by the Company and certain subsidiaries of the Company and will be guaranteed by the Company's future subsidiaries, subject to certain customary limitations pursuant to the terms of the English-law Guarantee and Indemnity (the "Guarantee"). In addition, pursuant to the terms of the Loan and Security Agreement, the Company granted Oxford, as collateral agent, a first priority security interest in substantially all of the Company's shares and assets, including intellectual property. Furthermore, pursuant to the terms of the English-law debenture entered into on the Effective Date (the "Debenture"), the Company and certain of its subsidiaries granted Oxford a first priority security interest in substantially all of the Company's and its subsidiaries' assets, including intellectual property.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

The Loan and Security Agreement contains customary affirmative and negative covenants, including covenants limiting the ability of the Company and their subsidiaries to, among other things, dispose of assets, incur debt, grant liens, pay dividends and distributions on their capital stock, make investments and acquisitions, and enter into transactions with affiliates, in each case subject to customary exceptions for a loan facility of this size and type. In addition, commencing on October 1, 2026, the Loan and Security Agreement contains a minimum cash covenant the Company must at all times maintain: (1) 35% of the outstanding aggregate principal balance of the Term Loan; and (2) up to 80% of the outstanding principal balance of the Term Loan based on the Company's orexin agonist program Phase 2 and Phase 3 clinical data and continued Active Development (as defined in the Loan and Security Agreement) of its lead orexin asset programs; provided that such minimum cash covenants shall not be tested during periods when the Company's ADSs are listed on the Nasdaq Stock Market and its market capitalization meets $1.0 billion.

The events of default under the Loan Agreement include, among others, payment defaults, material misrepresentations, breaches of covenants, cross defaults with certain other material indebtedness, bankruptcy and insolvency events, the occurrence of a Material Adverse Change (as defined in the Loan and Security Agreement) and judgment defaults. The occurrence of an event of default could result in the acceleration of the Company's obligations under the Loan and Security Agreement, the termination of the Lenders' commitments, a 3% increase in the applicable rate of interest and the exercise by the Lender of other rights and remedies provided for under the Loan Agreement.

Future principal payments, including the End of Term Charge, are as follows (in thousands):

Year ending:	Payments
2025	$ —
2026	—
2027	—
2028	—
2029	115,500
Total principal payments, including End of Term Charge	$ 115,500

Note Purchase Agreement

On October 1, 2021, the Company entered into a Note Purchase Agreement (the "NPA") with Oberland Capital Management LLC (the "Purchasers"). On October 4, 2021, a secured note in the principal amount of $75 million was funded. In addition to the repayment of the principal as well as quarterly interest payments, the Company was obligated to pay a Milestone payment equal to 30% of the aggregate principal amount issued under the Notes by the Company upon regulatory approval of any drug candidate. The Company was obligated to redeem all, but not less than all, of the outstanding notes (if any) and pay all other outstanding obligations under the NPA. On the applicable repayment date, the Company was required to repurchase the notes by paying an amount of up to (i) 185% of the principal amount issued under the notes if such repurchase occurs between the third and sixth anniversaries of the First Purchase Date, and (ii) 205% of the principal amount issued under the notes if such repurchase occurs thereafter, in each case less specified deductions and exclusions described in the NPA, including amounts paid by the Company to the Purchasers in respect of certain asset sale or strategic transactions, the interest payments and the Milestone Payments (the "Final Payment Amount").

As of December 31, 2024, all of the outstanding obligations under the NPA were extinguished. The Company used the proceeds from the Loan and Security Agreement to pay off remaining obligations on the NPA. The Company recognized a loss on the extinguishment of this debt of $34.1 million.

6. Commitments and Contingencies

Commitments

As of December 31, 2024, the Company had non-cancellable commitments for purchase of clinical materials, contract manufacturing, maintenance, and committed funding of up to $7.6 million, of which the Company expects to pay $7.3 million within one year and the remaining $0.3 million over one to three years. The amount and timing of these payments vary depending on the rate of progress of development. Future clinical trial expenses have not been included

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

within the purchase commitments because they are contingent on enrollment in clinical trials and the activities required to be performed by the clinical sites.

Leases

On February 7, 2022, the Company entered into an operating lease for its new U.S. corporate headquarters in Boston, Massachusetts (the "Boston Lease"). After a build out of the space, the Boston Lease commenced on March 31, 2023. The 10-year Boston Lease is for 18,922 square feet with a fixed annual rent of approximately $1.6 million commencing in 2023 and escalating to approximately $1.9 million by year 10. The Boston Lease required the Company to issue a letter of credit in the amount of $0.7 million in favor of the landlord. The Company may, at its discretion, extend the Boston Lease for one extension term of five years. On October 11, 2023, the Company entered into a five-year agreement to sublet 4,242 square feet of the Boston Lease, which may be extended at subtenant's option.

The following table provides balance sheet information related to leases as of December 31, 2024 (amounts in thousands):

	December 31, 2024
Assets:	
Operating lease, right-of-use asset	$ 11,013
Liabilities:	
Current portion of operating lease liabilities	$ 602
Operating lease liabilities, net of current portion	8,286
Total operating lease liabilities	$ 8,888

In calculating the present value of the lease payments, the Company elected to utilize its incremental borrowing rate based on the original term of the lease. The following table summarizes supplemental information related to leases as of December 31, 2024 (amount in thousands):

	December 31, 2024
Weighted-average remaining lease term	8.0 years
Weighted-average discount rate	11.97 %

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

The components of the Company's lease costs and sublease income are classified on its consolidated statements of operations as follows (amounts in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023
Operating lease cost	$	1,998	$ 1,498
Variable lease cost		20	53
Short term lease cost		4	26
Sublease income		(350)	(58)
Total operating lease cost	$	1,672	$ 1,519

Future lease payments under non-cancelable operating leases and expected sublease income as of December 31, 2024 were as follows (amounts in thousands):

	Operating Leases		Sublease Income	
Year ending:				
2025	$	1,634	$	355
2026		1,667		362
2027		1,700		370
2028		1,734		345
2029		1,769		—
Thereafter		5,521		—
Total undiscounted amounts	$	14,025	$	1,432
Less: Imputed interest		(5,137)		
Present value of lease liabilities	$	8,888		
Less: current portion		(602)		
Lease liabilities, net of current portion	$	8,286		

Licensing and Collaborative Arrangements

The Company is party to licensing and collaboration arrangements to develop and commercialize intellectual property. Included in research and development expense in the Company's consolidated statement of operations and comprehensive loss for year ended December 31, 2024 were aggregate incurred expenses of $4.8 million, primarily reflecting development milestone costs. As of December 31, 2024, the Company had no licensing and collaborative arrangement milestone obligations recorded on its balance sheet.

License Agreement with Nxera Pharma UK Limited (formerly Heptares Therapeutics Limited) in connection with Orexin Program

The Company is party to a license, assignment, and research services agreement with Nxera Pharma UK Limited ("Nxera"), relating to certain specific molecules with, among other criteria, the primary mode of action of an orexin agonist or orexin positive modulator ("Molecules"). Under the agreement, Nxera assigned to the Company all of Nxeras' right, title, and interest in and to intellectual property that is already in existence and that is developed as a result of the agreement that relates solely to Molecules or products that contain Molecules ("Products"), including all rights to obtain patent or similar protection throughout the world for such intellectual property and to take any and all actions regarding past infringements of existing intellectual property. Additionally, Nxera granted to the Company an exclusive, sublicensable (subject to certain terms) license to make, import, export, use, sell, or offer for sale, including to development, commercialization, registration, modification, enhancement, improvement, manufacturing, holding, keeping

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

or disposing of Molecules and Products. Nxera must not by itself or through a third party (other than a single company) exploit, use or dispose of (*inter alia*) any product in the field of orexin agonism and orexin positive modulation for the duration of the agreement and for three years thereafter.

In consideration for the assignment and license, the Company is to pay Nxera a royalty in the low single-digits on net sales of Products (subject to limitations in certain scenarios). Royalties are on a Product-by-Product and country-by country basis. Payments shall commence with the first commercial sale of such product in a country and shall continue until the later of: (a) the duration of regulatory exclusivity in the country; or (b) 10 years after the first commercial sale. Further, the Company is responsible for all development costs incurred by itself or Nxera in the performance of the research program (within the confines of the research budget). Additionally, the Company must pay Nxera, on a Molecule-by-Molecule basis, development milestone payments in the aggregate of a low double-digit number in the millions of pounds sterling. Milestone payments are payable once per Molecule. The Company anticipates paying between the low single digits millions of pounds sterling to low double digit millions of pounds sterling in the next twelve months.

The Company may terminate the agreement at any time following the expiration or termination of the research program. In addition, customary termination rights exist for both parties for breach and insolvency. In the event of termination, all licenses automatically terminate. The term of the agreement is until the later of: (i) the expiration of the last to expire patent within the licensed intellectual property; (ii) the expiration of the royalty term; and (iii) the fifteenth anniversary of the effective date. Upon expiration, with respect to any given Molecule, the license granted to the Company shall become perpetual, irrevocable, and fully-paid up.

Other License and Collaboration Agreements

The Company is a party to other license and collaboration agreements to develop and commercialize intellectual property in addition to the agreement discussed above. In aggregate, Centessa is obligated to make up to $4.3 million and $15.0 million in development and commercial milestone payments, respectively, related to these other agreements.

Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made, and such expenditures can be reasonably estimated. Legal charges incurred in connection with contingencies and litigation are expensed as incurred.

Litigation

On September 28, 2022 ("Original Complaint"), the Company and certain of its current and former officers were named as defendants in a proposed class-action lawsuit filed in the United States District Court for the Central District of California. The complaint generally alleges that the Company violated Sections 10(b) and 20(a) and Sections 11 and 15 of the Securities Act of 1933, as amended (the "Securities Act") by allegedly making materially false and/or misleading statements, as well as allegedly failing to disclose material adverse facts relating to the safety profile and future clinical and commercial prospects of each of its lixivaptan and ZF874 programs, which caused the Company's securities to trade at artificially inflated prices. On October 12, 2022, by order, the lawsuit was transferred to the United States District Court for the Southern District of New York. On February 10, 2023, an amended complaint was filed ("Amended Complaint") in which our IPO underwriters were added as co-defendants. A number of the claims set forth in the Original Complaint were abandoned including with respect to intentional fraud theory and claims pursuant to Sections 10(b) or 20(a) of the Securities Exchange Act of 1934. The only claims alleged in the Amended Complaint were violations of Sections 11 and 15 of the Securities Act based on alleged misstatements in the S-1 filed by the Company in connection with its Initial Public Offering. The Amended Complaint also abandoned any claims concerning ZF874 and focuses entirely on lixivaptan. The Amended Complaint sought unspecified damages and attorneys' fees, among other things. On August 23, 2023, the Company submitted its motion to dismiss all claims. On August 2, 2024, Judge Gregory Wood of the United States District Court for the Southern District of New York granted in full a motion to dismiss with leave for the plaintiff to amend within twenty-one days certain statements and no leave to amend other statements and no ability to expand the scope of the claims pleaded in the Amended Complaint. On August 27, 2024, the United States District Court for the Southern District of New York dismissed the plaintiff's complaint with prejudice and ordered the case closed.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

7. Program Termination Costs

On November 12, 2024, the Company announced the discontinuation of the global clinical development program for SerpinPC, a novel inhibitor of activated protein C (APC) that was being progressed for the treatment of hemophilia B. The strategic decision was made to prioritize capital towards the development of our growing OX2R agonist franchise based on the strength of the interim Phase 1 data for ORX750, coupled with the outcome of a planned interim analysis of Part 1 of the PRESent-2 study of SerpinPC, which was evaluated in the context of the evolving treatment and market landscape for hemophilia B, including the recent FDA approval of a competing product.

As a result of the discontinuation of the program, we incurred a one-time charge of $31.5 million, consisting of contract termination costs of $30.3 million and employee severance related costs of $1.2 million, which was recorded within Research and development expenses. The contract termination costs related to firm commitments for the manufacture of registrational materials and other costs. The contract termination and employee severance costs associated with this program discontinuation were predominately accrued as of December 31, 2024 and are expected to be paid in the first half of 2025.

8. Share-based Compensation

Centessa Pharmaceuticals plc Stock Option and Incentive Plan

In January 2021, the Company's board of directors approved the 2021 Stock Option and Incentive Plan (the "2021 Plan"). The 2021 Plan provides for the granting of ordinary shares, incentive stock options, non-qualified stock options, restricted share awards, and/or share appreciation rights to employees, directors, and other persons, as determined by the Company's board of directors. The number of shares authorized under the 2021 Plan was increased in May 2021 at the time of the IPO, whereby the total number of shares authorized under the 2021 Plan was 20,026,816. Beginning on January 1, 2022 and each January 1 thereafter, the number of Shares reserved and available for issuance under the 2021 Plan shall be cumulatively increased by 5% of the number of Shares issued and outstanding on the immediately preceding December 31, or such lesser number as the board of directors may determine. Remaining shares available for future grants as of December 31, 2024 were 9,306,138.

Share-based Compensation Expense

The Company recorded share-based compensation expense in the following expense categories in the consolidated statements of operations and comprehensive loss (amounts in thousands):

	Year Ended December 31, 2024		Year Ended December 31, 2023	
Research and development	$	14,867	$	13,221
General and administrative		18,679		16,171
	$	33,546	$	29,392

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

Stock Options

The following table summarizes stock option activity for the year ended December 31, 2024:

	Number of Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Balance at January 1, 2024	16,069,015	$ 7.09	7.9 years	
Granted	4,715,900	$ 9.50		
Exercised	(1,853,718)	$ 6.08		
Forfeited	(1,497,078)	$ 7.96		
Balance at December 31, 2024	17,434,119	$ 7.77	7.4 years	$ 158.3
Exercisable at December 31, 2024	11,137,160	$ 7.46	6.7 years	$ 105.0
Vested and expected to vest at December 31, 2024	17,434,119	$ 7.77	7.4 years	$ 158.3

The Company's stock options vest based on the terms in each award agreement, generally over four-year periods, and have a contractual term of ten years. As of December 31, 2024, the total unrecognized compensation expense related to unvested stock option awards was $30.6 million, which the Company expects to recognize over a weighted-average period of 2.7 years.

Based on the trading price of $16.75 per ADS, which was the closing price as of December 31, 2024, the aggregate intrinsic value of options as of December 31, 2024 was $158.3 million. The total intrinsic value of options exercised during the years ended December 31, 2024 and December 31, 2023 were $17.0 million and $0.1 million, respectively.

The fair value of each option was estimated on the date of grant using the weighted average assumptions in the table below:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Weighted-average grant date fair value of options	$6.54	$3.22
Expected term	5.98 years	6.02 years
Expected stock price volatility	76.2%	78.3%
Risk-free interest rate	4.0%	3.8%
Expected dividend yield	0%	0%

The Company uses the Black-Scholes option pricing model to value its stock option awards. The expected life of the stock options is estimated using the "simplified method," as the Company has limited historical information from which to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior for its stock option grants. The simplified method is the midpoint between the vesting period and the contractual term of the option. For share price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free rate is based on the U.S. Treasury yield curve commensurate with the expected life of the option. Forfeitures of stock options are recognized in the period the forfeiture occurs.

Restricted Share Awards and Units

In 2021, the Company issued 1,213,802 ordinary shares subject to future vesting under its Restricted Stock Awards program. The fair value of the awards are based upon the estimated fair value of the Company's ordinary shares at the time of grant.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

The Board, following the recommendations of the Company's Compensation Committee, grants service-based restricted stock unit awards under the Company's Stock Incentive Plan to certain executive officers and employees of the Company to encourage employee retention. Periodic grants are made at fair market value, representing the NASDAQ market close quoted price on the day of the grant.

The following table summarizes ordinary share activity related to the restricted stock programs for the year ended December 31, 2024:

	Restricted Stock Awards		Restricted Stock Units	
	Number of Shares	Weighted-Average Grant Date Fair Value Per Share	Number of Shares	Weighted-Average Grant Date Fair Value Per Share
Unvested at January 1, 2024	310,052	$ 19.33	1,949,463	$ 4.40
Granted	—	—	963,850	$ 8.27
Vested	(223,188)	$ 19.07	(1,105,803)	$ 4.82
Forfeited	—	—	(297,433)	$ 6.41
Unvested at December 31, 2024	86,864	$ 20.00	1,510,077	$ 6.14
Unrecognized compensation expense at December 31, 2024 ($ in thousands)	$ 1,407		$ 7,179	
Expected weighted average recognition period	0.3 years		2.8 years	

Centessa Pharmaceuticals plc 2021 Employee Share Purchase Plan

In January 2021, the Company's board of directors approved the 2021 Employee Share Purchase Plan (the "2021 ESPP"). The initial number of shares reserved for issuance under the 2021 ESPP was 860,000. On January 1, 2022 and each January 1 thereafter, the number of Shares reserved and available for issuance under the ESPP shall be cumulatively increased by a number of shares equal to the lesser of: (i) 1% of the number of Shares issued and outstanding on the immediately preceding December 31; (ii) two times the initial number of shares reserved or (iii) such number of Shares as determined by the board of directors. Remaining shares reserved as of December 31, 2024 were 2,708,415. There have been no shares issued under the ESPP plan.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

9. Income Taxes

The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets and liabilities were as follows (amounts in thousands):

	December 31, 2024	December 31, 2023
Deferred tax assets:		
Tax loss carryforwards	$ 96,444	$ 77,435
Capitalized research and development	13,606	14,440
Research and development credits	11,063	10,488
Other	3,068	3,246
Total deferred tax assets	124,181	105,609
Valuation allowance	(94,894)	(73,239)
Deferred tax assets, net of allowance	29,287	32,370
Deferred tax liabilities:		
Other	(2,701)	(2,723)
Net deferred tax assets	$ 26,586	$ 29,647

The Company regularly assesses its ability to realize its deferred tax assets. Assessing the realization of deferred tax assets requires significant judgment. In determining whether its deferred tax assets are more likely than not realizable, the Company evaluated all available positive and negative evidence, and weighed the evidence based on its objectivity. After consideration of the evidence, including the Company's history of cumulative net losses in the U.K., the Company has concluded that it is more likely than not that the Company will not realize the benefits of its U.K. deferred tax assets and accordingly the Company has provided a valuation allowance for the full amount of the net deferred tax assets in the U.K. The Company has considered the history of cumulative net profits in an operating entity in the United States, which carries out services for other entities in the group and recognizes most of the interest income from cash, cash equivalents and short term investments, and estimated that entity's future taxable income and concluded that it is more likely than not that the Company will realize the benefits of the deferred tax assets in that entity, and has not provided a valuation allowance against the net deferred tax assets in that entity. For the year ended December 31, 2024, the consolidated valuation allowance increased by $21.7 million. For the year ended December 31, 2023, the consolidated valuation allowance decreased by $20.6 million, primarily reflecting the release of a valuation allowance following an internal reorganization of subsidiaries in the U.S. in 2023.

Components of the Company's pre-tax loss are as follows (amounts in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
(Loss) income before tax:		
UK	$ (248,649)	$ (187,643)
Non-UK	15,736	11,502
Total	$ (232,913)	$ (176,141)

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

The income tax expense (benefit) consists of the following (amounts in thousands):

	December 31, 2024		December 31, 2023	
Federal - U.S.				
Current	$	(513)	$	1,237
Deferred		2,599		(26,272)
State - U.S.				
Current		702		233
Deferred		56		(256)
Foreign				
Current		—		2
Deferred		—		—
Income tax expense (benefit)	$	2,844	$	(25,056)

A reconciliation of the United Kingdom ("UK") income tax rate to the Company's effective tax rate is as follows:

	Year Ended December 31, 2024	Year Ended December 31, 2023
Statutory tax rate benefit	25 %	24 %
Non-deductible share-based compensation	(3)%	(4)%
Other non-deductible expenses	(4)%	(2)%
Enhanced UK research and development expenses	6 %	10 %
Losses surrendered for UK research tax incentive	(18)%	(28)%
UK non-taxable research and development incentive	3 %	3 %
U.S. research & development tax credits	— %	1 %
Unrecognized tax benefits	— %	(1)%
Return to provision adjustments	— %	2 %
Release of U.S. valuation allowance	— %	15 %
Increase in valuation allowance	(10)%	(6)%
Effective income tax rate	(1)%	14 %

The following table summarizes carryforwards of U.S. federal and UK net operating losses (NOL) and U.S. research tax credits (amounts in thousands):

	December 31, 2024		December 31, 2023	
UK	$	365,638	$	278,989
U.S.	$	33,423	$	45,484

UK income tax returns from 2022 remain open for examination and UK NOLs do not expire. In the U.S., income tax returns from 2021 and later remain open for examination and unutilized U.S. NOLs and credit carryforwards are subject to examination until utilized. If not utilized prior to the specified dates, U.S. federal NOLs totaling $3.2 million and a U.S. R&D tax credit carryforward of $11.1 million would expire starting in 2036 and $38.8 million of U.S. state NOLs would expire beginning in 2036.

Section 382 of the Internal Revenue Code of 1986, as amended (the "Code") provides for limitation on the use of net operating loss and research and development tax credit carryforwards following certain ownership changes (as defined

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

in Code) that could limit the Company's ability to utilize these carryforwards, in relation to its principal operating unit in the U.S. Pursuant to Section 382 of the Code, an ownership change occurs when the stock ownership of a 5% stockholder increases by more than 50% over a three-year testing period. The Company's U.S. entities may have experienced various ownership changes, as defined by the Code, as a result of past financings and may in the future experience an ownership change. Accordingly, the Company's ability to utilize the aforementioned carryforwards may be limited.

A reconciliation of gross unrecognized tax benefits, as of December 31, 2024 and 2023 is as follows (amounts in thousands):

	2024	2023
Gross unrecognized tax benefits at beginning of period	$ 2,614	$ —
Increase related to current year tax positions	—	2,614
Gross unrecognized tax benefits at end of period	$ 2,614	$ 2,614

As of December 31, 2024, the Company had a total of $2.6 million of unrecognized tax benefits which, if recognized, would impact the Company's effective tax rate. The Company does not anticipate a significant change to this balance in the twelve months following December 31, 2024. The Company will recognize interest and penalties related to uncertain tax positions as a component of income tax expense. As of December 31, 2024, there was no accrued interest or penalties related to unrecognized tax benefits.

10. Segment Information

On November 27, 2023, the FASB issued ASU No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which enhances segment disclosures and requires additional disclosures of segment expenses. This ASU is effective for annual periods in fiscal years beginning after December 15, 2023, and interim periods thereafter. The Company adopted ASU 2023-07 during the year ended December 31, 2024 on a retrospective basis.

Centessa Pharmaceuticals plc is a clinical-stage pharmaceutical company with a mission to discover, develop and ultimately deliver medicines that are transformational for patients. While the Company received non-recurring revenue related to the out-license of CBS004 and related antibodies in the year ended December 31, 2023, its ability to generate recurring product revenue and to become profitable will depend upon the ability to successfully develop, obtain regulatory approval and commercialize any current and future product candidates.

The Company manages the business as one segment. Its operating results are regularly reviewed by the Company's Chief Executive Officer, who is the chief operating decision-maker ("CODM"), based on available financial information prepared on a consolidated basis. The CODM evaluates its performance based primarily on research and development efforts and the results of clinical trials. The CODM also utilizes the Company's long-range plan as a strategic tool to allocate resources according to the Company's strategic objectives. The consolidated net loss is used to monitor budget versus actual results in assessing segment performance and the allocation of resources. Assets provided to the CODM are consistent with those reported on the Consolidated Balance Sheets with particular emphasis on the Company's available liquidity, including its cash, cash equivalents and short-term investments.

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

The following table presents reportable segment loss, including significant expenses regularly provided to the CODM, attributable to the Company's reportable segment for the years ended December 31, 2024 and 2023 (in thousands):

	Year Ended December 31, 2024	Year Ended December 31, 2023
Revenue	$ —	$ 6,853
Less:		
OX2R program expenses	(41,443)	(15,530)
LB101/LockBody technology platform expenses	(10,886)	(33,322)
Discontinued R&D program expenses	(90,261)	(63,364)
Other R&D expenses:		
Personnel expenses[1]	(21,580)	(19,735)
Research tax incentives	30,942	24,253
Other preclinical and clinical development expenses	(2,149)	(3,486)
General and administrative expenses[1]	(32,132)	(37,560)
Share-based compensation	(33,546)	(29,392)
Interest income	14,016	10,476
Interest expense	(10,090)	(9,906)
Loss on extinguishment of debt	(34,097)	—
Other segment items[2]	(1,687)	(5,428)
Income tax (expense) benefit	(2,844)	25,056
Consolidated net loss	$ (235,757)	$ (151,085)

[1] Excludes share-based compensation

[2] Other segment items includes non-operating expenses

11. Subsequent Event

On February 14, 2025, Centessa Pharmaceuticals (UK) Limited ("Centessa"), a wholly-owned subsidiary of Centessa Pharmaceuticals plc (the "Company"), entered into a License Agreement (the "License Agreement") with Genmab A/S ("Genmab") pursuant to which Centessa granted to Genmab an exclusive worldwide license to leverage the Company's proprietary LockBody platform to research products against up to three undisclosed targets during a multi-year research period, with option to take up to three exclusive commercial licenses for worldwide development and commercialization of products against each selected target. Genmab will be conducting all research and development activities under the License Agreement and the products may combine Centessa's LockBody technology with Genmab's proprietary antibody technologies. The LockBody technology platform is designed to improve the therapeutic index of therapies by allowing the conditional activation of potent cell killing mechanisms in diseased tissue, but not in non-diseased tissue.

Under the terms of the License Agreement, Centessa will receive an upfront payment of $15 million and option exercise fees potentially totaling up to an additional $15 million and is eligible to receive potential payouts of up to $234 million in development, regulatory and sales milestones per product, as well as tiered royalties ranging in the mid single-digits on annual global net licensed product sales.

The License Agreement includes various representations, warranties, covenants, indemnities, and other customary provisions. Unless earlier terminated in accordance with its terms, the License Agreement will expire upon expiration of the last royalty term for the last licensed product. Genmab may terminate the License Agreement or on a target-by-target basis for convenience upon specified time periods. On a target-by-target basis, if Genmab elects not to exercise its option for an exclusive commercial license for worldwide development and commercialization of products against the applicable target (a "Reserved Target"), then the License Agreement will automatically terminate with respect to such Reserved

Centessa Pharmaceuticals plc
Notes to the Consolidated Financial Statements

Target. Subject to the terms and specified exceptions set forth in the License Agreement, either party may terminate the License Agreement for the other party's uncured material breach or insolvency upon a specified notice period.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosures

None

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer (our principal executive officer and our principal financial officer, respectively), evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended ("Exchange Act"), means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms.

Based on the evaluation of our disclosure controls and procedures as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2024. Our management has concluded that the financial statements included in this report present fairly, in all material respects, our financial position, results of operations and cash flows in conformity with GAAP.

Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the (i) effectiveness and efficiency of operations, (ii) reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and (iii) compliance with applicable laws and regulations. Our internal controls framework is based on the criteria set forth in the Internal Control - Integrated Framework that was issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Under the supervision of our Chief Executive Officer and Chief Financial Officer (our principal executive officer, and principal accounting officer and principal financial officer, respectively), we evaluated the effectiveness of our internal control over financial reporting as of December 31, 2024. Based on that evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2024.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 10-K does not include an attestation report of our registered public accounting firm due to an exemption for "emerging growth companies."

Changes in Internal Control over Financial Reporting

No changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three months ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Our policy governing transactions in our securities by our directors, officers and employees permits our officers, directors and certain other persons to enter into trading plans complying with Rule 10b5-1 under the Exchange Act. Consistent with such regulation, our policy permits such plans to be entered into only when that person confirms they are not in possession of material non-public information. Our policy also requires a waiting period after a trading plan is created before shares can be traded under the plan. Our open trading windows are established in consultation with legal counsel. A number of our directors, officers and employees have entered into trading plans in accordance with Rule 10b5-1 and our policy governing transactions in our securities.

On November 14, 2024, David Chao, our Chief Administrative Officer, adopted a trading arrangement for the sale of the Company's ADSs, or a Rule 10b5-1 Trading Plan, that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c). Dr. Chao's Rule 10b5-1 Trading Plan, which has a plan end date of February 14, 2026, provides for the sale of up to 84,000 ADSs pursuant to the terms of the plan.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers and Directors

Our executive officers, directors and other key personnel and their respective ages and positions as of March 10, 2025:

Name	Age	Position(s)
Executive Officers		
Saurabh Saha, M.D., Ph.D.	48	Chief Executive Officer and Director
John Crowley	51	Chief Financial Officer
Gregory Weinhoff, M.D., M.B.A.	54	Chief Business Officer
Tia Bush	54	Chief Technology and Quality Officer
Steven Kanes, M.D., Ph.D.	60	Chief Medical Officer
Iqbal Hussain	44	General Counsel
Karen Anderson	58	Chief People Officer
David Chao, Ph.D.	57	Chief Administrative Officer
Non-Employee Directors		
Francesco De Rubertis, Ph.D.	55	Director and Chairman of the Board
Arjun Goyal, M.D., M.Phil, M.B.A.	42	Director
Mathias Hukkelhoven, Ph.D.	71	Director
Brett Zbar, M.D.	52	Director
Mary Lynne Hedley, Ph.D.	62	Director
Samarth Kulkarni, Ph.D.	46	Director
Carol Stuckley, M.B.A.	69	Director

The following is a biographical summary of the experience of our executive officers and directors. There are no family relationships among any of our executive officers or directors.

Executive Officers

Saurabh Saha, M.D., Ph.D., has served as our Chief Executive Officer and a member of the Board of Directors since January 2021. In May 2023, Dr. Saha was appointed to the board of directors of Clarivate PLC and in April 2022, Dr. Saha was appointed to and served on the board of directors of Scorpion Therapeutics, Inc., until its acquisition by Eli Lilly and Company in January 2025. Prior to that, from 2017 to 2021, Dr. Saha served as a Senior Vice President of R&D at Bristol Myers Squibb Company, where he led translational medicine across all therapeutic areas spanning early discovery, development and commercialization. Prior to that, from 2015 to 2017, Dr. Saha was a venture partner at Atlas Venture where he held leadership positions with a number of its portfolio biotech companies, including as Chief Medical Officer of Synlogic, Inc. and as Chief Executive Officer of Delinia until its sale to Celgene Corporation. Earlier in his career, Dr. Saha was a management consultant in the pharmaceutical practice at McKinsey & Company and subsequently appointed director and head of the New Indications Discovery Unit at Novartis. Dr. Saha holds an M.D. and Ph.D. in cancer genetics from The Johns Hopkins School of Medicine. He is an alumnus of Harvard Business School and Oxford University, studying general management and biochemistry, respectively. Dr. Saha received a B.Sc. in biology from the California Institute of Technology (Caltech). We believe Dr. Saha is qualified to serve on our board of directors based on his biotech, pharmaceutical, and venture capital leadership experiences.

John Crowley, has served as our Chief Financial Officer since June 2024. He has over 20 years of global finance and operational experience in the life sciences industry. He most recently served as Chief Financial Officer of Fusion Pharmaceuticals until its acquisition by AstraZeneca in June 2024. He also previously served as Executive Vice President and Chief Financial Officer of Merus, Inc. Prior to Merus, Mr. Crowley was Corporate Senior Vice President, Corporate Controller and Chief Accounting Officer of Charles River Laboratories, Inc. Previously, Mr. Crowley held senior corporate finance positions at Ironwood Pharmaceuticals, Inc., Vertex Pharmaceuticals, Inc., and Sunovion Pharmaceuticals, Inc., where he supported several commercial launches, financings, and business development transactions in rapidly growing companies. Mr. Crowley is a Certified Public Accountant and graduated Summa Cum Laude from Babson College with BS degrees in both Economics and Accountancy.

Gregory Weinhoff, M.D., M.B.A., has served as our Chief Business Officer since June 2024 and served as Chief Financial Officer from March 2021 to June 2024. Previously, Dr. Weinhoff served as co-Founder, Chief Financial Officer and Chief Business Officer of Arvelle Therapeutics, B.V. from February 2019 to February 2021. Dr. Weinhoff also served as Chief Financial Officer of Axovant Sciences, Inc. from August 2015 to June 2019. Dr. Weinhoff was employed by Collinson Howe Venture Partners, an investment advisory firm, from 2001 until August 2015 and during that time served as a Member of the General Partners of various CHL Medical Partners affiliated venture capital funds. From 2000 to 2001, he was a senior associate at J. H. Whitney & Co., a private equity firm, where he concentrated on private equity investments in healthcare technology and services companies. Prior to his graduate training, Dr. Weinhoff was a financial analyst in the Healthcare Corporate Finance Group at Morgan Stanley & Co., an investment bank. Dr. Weinhoff received his A.B. in economics from Harvard College, his M.D. from Harvard Medical School and his M.B.A. from Harvard Business School.

Tia Bush has served as our Chief Technology and Quality Officer since March 2023 having joined Centessa as the Chief Quality Officer in May 2021. In her role Ms. Bush oversees all Quality functions, CMC (Chemistry, Manufacturing and Controls), Supply Chain and Drug Formulation. From January 1993 to May 2021, Ms. Bush has served in various roles of increasing responsibility at Amgen, Inc., most recently as Chief Quality Officer and Senior Vice President, Global Quality/EHSS. In this role, she led Amgen's Global GxP Quality and Environmental, Health, Safety and Sustainability organization with responsibility for developing, maintaining, and continuously improving the quality management and EHSS management system at Amgen. Other roles included Vice President, Amgen Rhode Island Manufacturing Site Operations, Quality Site Head and Vice President, Operations Quality at Juncos, Puerto Rico and Drug Product Quality Executive Director. Ms. Bush earned a B.A. in Biological Sciences and Minor, Chemistry from the University of Southern California in 1992.

Steven Kanes, M.D., Ph.D., has served as our Chief Medical Officer since January 2025. Dr. Kanes is a Neuropsychiatrist with a career in neuroscience, clinical psychiatry, and neuroscience drug development spanning more than 30 years. He served as Chief Medical Officer of Sage Therapeutics from 2013 to 2021, where he led the successful clinical development of ZULRESSO® (brexanolone), the first-ever treatment approved for Postpartum Depression (PPD), along with the buildout of the development organization and Sage Therapeutics' broad neuroscience portfolio. Most recently, Dr. Kanes was Chief Executive Officer of EmbarkNeuro, a neuroscience focused biotech company focussed on delivering novel personalized treatments for major depression. Earlier in his career, Dr. Kanes was Executive Director in Clinical Development in the Inflammation, Neuroscience and Respiratory therapeutic areas at AstraZeneca where he played key roles in early development, translational science, and a faculty member of the University of Pennsylvania Department of Psychiatry. Dr. Kanes received both his Ph.D. in Molecular and Cellular Pharmacology and his MD from the Stony Brook University Renaissance School of Medicine and completed his residency training in the Yale University School of Medicine Department of Psychiatry and postdoctoral fellowship at the University of Pennsylvania.

Iqbal Hussain, has served as our General Counsel and Chief Compliance Officer since February 2021 and as our Company Secretary since April 2021. Prior to that, Mr. Hussain served as a Partner in the Global Corporate Group at Reed Smith LLP from September 2019 to January 2021, where he led Reed Smith's Life Sciences corporate practice across EMEA. Before joining Reed Smith, Mr. Hussain held roles at Johnson & Johnson, from February 2014 to August 2019, where he served initially as Senior Counsel and subsequently as Legal Director of Mergers & Acquisitions. Mr. Hussain began his career at Slaughter and May where he advised clients on public and private M&A, from August 2005 until January 2012. Between January 2012 and February 2014, Mr. Hussain was a Senior Associate in the Corporate M&A team at Ropes & Gray LLP. Mr. Hussain received an LLB from the University of Sheffield in 2004 and completed his post graduate legal education at the Oxford Institute of Legal Practice in 2005.

Karen Anderson, has served as our Chief People Officer since November 2022. Ms. Anderson has extensive experience in the biotech and pharmaceutical industry having been the Chief Human Resources Officer for Alnylam Pharmaceuticals from 2014 to 2019 where she was instrumental in supporting the build out of late-stage development, commercial readiness and a dedicated manufacturing facility. Prior to Alnylam, Ms. Anderson was a Vice President of HR for Biogen, supporting R&D and spent almost 10 years with Pfizer supporting both R&D and the Global Commercial businesses. Earlier in her career she specialized in Compensation and Mergers & Acquisitions through her roles at Bayer and Baxter. Immediately prior to joining Centessa, Ms. Anderson was the Chief Human Resources Officer for Mimecast, a technology-based company dedicated to cybersecurity. Ms. Anderson holds a BA in Psychology /Labor Relations and a Masters in Organization Development.

David Chao, Ph.D., has served as our Chief Administrative Officer since April 2021. Previously, Dr. Chao served as the Chief Executive Officer of the Stowers Institute for Medical Research from 2010 to 2020 and the Chief Executive Officer of BioMed Valley Discoveries, Inc. from 2007 to 2009 and 2014 to 2021. From 2004 to 2007, he worked at the Novartis Institutes of BioMedical Research, with the last position of Head, Strategic Alliances Global Operations. From 2012 to 2020, Dr. Chao was a member of the Board of Directors of the American Century Companies. Dr. Chao was previously a consultant with McKinsey & Company and a founder of Akceli Inc., ANDE Corporation and Nectagen Inc. He received his A.B./A.M. in Biology from Harvard University and his Ph.D. in Biology from MIT.

Non-Employee Directors

Francesco De Rubertis, Ph.D., joined our board of directors in November 2020 and serves as our Chairman of the Board. Dr. De Rubertis is a co-founder and Partner at Medicxi since 2016. Prior to Medicxi, Dr. De Rubertis was a Partner at Index Ventures for 19 years, having joined the firm in 1998 to launch its life sciences practice. Dr. De Rubertis serves on the boards of a number of private biotechnology companies, including Alys Pharmaceuticals, Inc., Rivus Pharmaceuticals, Inc. Ottimo Pharma Limited and Levicept Ltd. Dr. De Rubertis's prior investments include CellZome, GenMab (Copenhagen: GEN.CO), GenSight Biologics (Euronext: SIGHT), Micromet, Molecular Partners (Swiss: MOLN.SW), PanGenetics, Parallele Biosciences, Profibrix and Versartis (Nasdaq:VSAR). Dr. De Rubertis received a B.A. in Genetics and Microbiology from the University of Pavia (Italy) and a Ph.D. in Molecular Biology from the University of Geneva (Switzerland) after which he became a postdoctoral scientist at the Whitehead Institute at M.I.T. He is a Chartered Financial Analyst and served on the main board of the University of Geneva (Switzerland). We believe Dr. De Rubertis is qualified to serve on our board of directors because of his experience as a seasoned investor in the industry in which we operate.

Arjun Goyal, M.D., M.Phil, M.B.A., joined our board of directors in January 2021. Dr. Goyal is a former Co-Founder and Managing Director of Vida Ventures, a life sciences investment firm that he co-founded in 2017. Dr. Goyal previously served as a director on the boards of Scorpion Therapeutics (acquired by Eli Lilly and Company), Quanta Therapeutics, Inc., Affini-T Therapeutics, Inc., and Alterome Therapeutics, Inc. and has played key roles in Vida Venture's investments in Homology Medicines (Nasdaq:FIXX), Pionyr Immunotherapeutics (acquired by Gilead Sciences, Inc.), Peloton Therapeutics (acquired by Merck & Co.) and Asklepios Bio (acquired by Bayer AG). Before Vida Ventures, Dr. Goyal was a principal at 5AM Ventures from 2014 to 2017. Dr. Goyal received his B.S. in Medical Science, Diploma in French and his M.D. degree from the Universities of Melbourne and Oxford. He completed his postgraduate clinical training in Internal Medicine in Sydney. He received his M.Phil. in Bioscience Enterprise from University of Cambridge and his M.B.A. from Harvard Business School. He has received multiple awards for his work including the Advance Award for Technology & Entrepreneurship from the Australian Government. He serves on the Committee for the American Australian Association Education Fellowship and is on the Board of Advisors of the MS/MBA Life Sciences Program at Harvard Business School where also serves as a Venture Capital Advisor. We believe Dr. Goyal is qualified to serve on our board of directors because of his experience as a seasoned investor in the industry in which we operate.

Mathias Hukkelhoven, Ph.D., joined our board of directors in July 2022. Dr. Hukkelhoven is an experienced global regulatory and drug development leader. Dr. Hukkelhoven has a wealth of experience in global regulatory affairs and drug development, evidenced by his contribution to more than 50 NCEs and hundreds of new indications and line extensions over his career to date. Dr. Hukkelhoven has participated in activities that have shaped health authority interactions for the industry, including serving as chairperson of the Regulatory Affairs Coordinating Committee at PhRMA, and recently as a PhRMA negotiator for the PDUFA VII negotiations with the FDA. Since his retirement from Bristol Myers Squibb in July 2021, Dr. Hukkelhoven has been a consultant for several biotech companies, R&D Strategy Advisor for LianBio and Senior Advisor for McKinsey. Dr. Hukkelhoven has also served on the board of directors of Compugen Ltd. (Nasdaq:CGEN) since March 1, 2022 and a venture partner at Panacea Ventures. From March 2010 to July 2021, Dr. Hukkelhoven served as the Senior Vice President, Global Regulatory, Safety & Biometrics for Bristol Myers Squibb and was also responsible for the R&D group in BMS China and the Clinical Pharmacology and Pharmacometrics group. As such, he had responsibility for a large part of the global Bristol Myers Squibb development organization. Since the acquisition of Celgene by Bristol Myers Squibb, he was responsible for Global Regulatory and Safety Sciences at Bristol Myers Squibb. Prior to joining Bristol Myers Squibb, Dr. Hukkelhoven held the role of Chairman Portfolio Stewardship Board at Novartis Pharmaceuticals. From 2001 to 2009, he was the Senior Vice President, Global Head Drug Regulatory Affairs at Novartis. Dr. Hukkelhoven received his B.S. and Ph.D. honors degrees in Biology and Biochemistry from the University of Nijmegen, the Netherlands. We believe Dr. Hukkelhoven is qualified to serve on our board of directors because of his experience at international pharmaceutical companies, as well as his regulatory expertise and knowledge of the pharmaceutical industry.

Brett Zbar, M.D., joined our board of directors in January 2021. Dr. Zbar currently serves as Managing Director and Global Head of Life Sciences at General Atlantic, a global growth equity firm. Before joining General Atlantic in 2020, from 2015 to 2020, Dr. Zbar was a Managing Director at Foresite Capital, where he focused on backing healthcare entrepreneurs and companies at all stages. While at Foresite, Dr. Zbar served as a board member or observer at multiple companies including ConnectiveRx, Kinnate Biopharma Inc., ORIC Pharmaceuticals, Inc., Peloton Therapeutics, Inc., Pharvaris GmbH, Replimune, Signant Health, Turning Point Therapeutics, Inc., and VenatoRx Pharmaceuticals, Inc.. Prior to that, Dr. Zbar was a Partner at Aisling Capital, where from 2004 to 2014 he invested in life sciences companies developing and commercializing innovative products, services and technologies. Dr. Zbar began his career in McKinsey & Company's Pharmaceuticals and Medical Products practice and completed his internship in internal medicine on the Osler Medical Service at Johns Hopkins Hospital. Dr. Zbar received his M.D. from Harvard Medical School and holds a B.A. in English and Molecular Biophysics & Biochemistry from Yale University. We believe Dr. Zbar is qualified to serve on our board of directors because of his experience as a seasoned investor in the industry in which we operate.

Mary Lynne Hedley, Ph.D., joined our board of directors in February 2021. Dr. Hedley also serves as a Senior Scientific Fellow and strategic advisor to the Broad Institute of MIT and Harvard and a venture partner at Third Rock Ventures. Dr. Hedley also sits on the board of directors for Veeva Systems (Nasdaq: VEEV) and Eli Lilly and Company. Dr. Hedley previously served as Director, President and Chief Operating Officer of TESARO, a biotechnology company she also co-founded, from 2010 until 2019. Prior to its acquisition by Glaxo Smith Kline (GSK), TESARO had secured $2 billion of funding from venture and public investors, grew to approximately 900 employees in the U.S. and Europe and had received multiple drug approvals from FDA and European regulatory authorities. TESARO was recognized as a Fierce 15 Company, had a pipeline of medicine candidates in early and late stage development and with the commercial launch of the medicines Zejula, changed the treatment paradigm for women diagnosed with ovarian cancer. Prior to founding TESARO, Dr. Hedley was Executive Vice President and Chief Scientific Officer of Abraxis Bioscience, responsible for R&D, Operations, Medical Affairs and Business Development. Prior to joining Abraxis, she served as Executive Vice President of the Japanese Pharmaceutical company Eisai Inc, a role she assumed following the acquisition in January 2008, of MGI PHARMA by Eisai for $3.9 Billion. Dr. Hedley received a B.S. in Microbiology from Purdue University in 1983 and a Ph.D. in Immunology from UT Southwestern, Dallas in 1988. We believe Dr. Hedley is qualified to serve on our board of directors because of her executive and industry experience.

Samarth Kulkarni, Ph.D., joined our board of directors in February 2021. Dr. Kulkarni has served as Chief Executive Officer of CRISPR Therapeutics AG (Nasdaq: CRSP) since December 1, 2017 and as a member of its Board of Directors since June 2018. Previous to that, Dr. Kulkarni served as President and Chief Business Officer of CRISPR Therapeutics AG from May 2017 to November 30, 2017 and, before that, as its Chief Business Officer from August 2015. Prior to joining CRISPR Therapeutics AG, Dr. Kulkarni was at McKinsey & Company from 2006 to July 2015, with various titles, his most recent being Partner within the Pharmaceuticals and Biotechnology practice. Dr. Kulkarni has also served as a member of the board of directors of Black Diamond Therapeutics, Inc., an oncology company, since December 2019. Dr. Kulkarni received a Ph.D. in Bioengineering and Nanotechnology from the University of Washington and a B. Tech. from the Indian Institute of Technology. Dr. Kulkarni has authored several publications in leading scientific and business journals. We believe Dr. Kulkarni's experience in the pharmaceutical industry qualifies him to serve on our Board of Directors.

Carol Stuckley, M.B.A. joined our board of directors in May 2021. Ms. Stuckley currently serves on the Board of Transgene, a French biotechnology company traded on the Euronext (Paris) exchange. She previously served on the board of Epizyme, Inc., a U.S. biopharmaceutical company traded on NASDAQ from November 2021 until the company was acquired in August 2022. From June 2017 until August 2021, Ms. Stuckley served on the board of directors of Ipsen S.A., a French pharmaceutical company traded on the Euronext (Paris) exchange. From June 2015 to July 2019, Ms. Stuckley served as Chief Financial Officer and Senior Vice President at Healthcare Payment Specialists, LLC acquired by TransUnion in 2018. Ms. Stuckley's previously roles include Vice President, Finance North America of Galderama Laboratories, L.P., and during her close to 23-year career at Pfizer, Inc., Vice President, Assistant Treasurer and Corporate Officer. Ms. Stuckley earned an M.A. in Economics in 1980 and an M.B.A in International Business and Finance in 1979 from the Fox Business School at Temple University. Ms. Stuckley also earned a B.A. in Economics and French from the University of Delaware in 1977. We believe Ms. Stuckley's executive leadership experience and board member experience with international pharmaceutical companies, as well as her financial and accounting expertise and knowledge of the pharmaceutical industry and other industries, provide her with the qualifications and skills to serve as a director of our company.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A current copy of the code is posted on the Corporate Governance section of our website, which is located at *https://investors.centessa.com/corporate-governance/documents-charters.* If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

No Change in Nominating Procedure

There were no changes made during 2024 to the procedure by which our shareholders may recommend nominees to our board.

Board Committees

Our Board of Directors has established an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee, each of which operates pursuant to a separate charter adopted by our Board of Directors which are available on Centessa's website, https://investors.centessa.com. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, Nasdaq and SEC rules and regulations.

Audit Committee

Arjun Goyal, M.D., M.Phil., M.B.A., Carol Stuckley, M.B.A., and Mary Lynne Hedley, Ph.D. serve on the audit committee, which is chaired by Carol Stuckley, M.B.A. Our board of directors has determined that each member of the audit committee is "independent" for audit committee purposes as that term is defined in the rules of the SEC and the applicable rules of Nasdaq. The Audit Committee operates under a written Audit Committee charter that has been adopted by the Board. Our board of directors has designated Carol Stuckley, M.B.A. as an "audit committee financial expert," as defined under the applicable rules of the SEC. The audit committee's responsibilities include:

- recommending for appointment, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

- approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

- reviewing the external audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements and the internal audit plan, if applicable;

- reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

- reviewing the adequacy of our internal control over financial reporting;

- establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns;

- recommending, based upon the audit committee's review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

- monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

- preparing the audit committee report required by the SEC rules to be included in our annual proxy statement;

- reviewing all related party transactions for potential conflict of interest situations and approving all such transactions; and

- reviewing earnings releases.

Compensation Committee

Brett Zbar, M.D., Samarth Kulkarni, Ph.D. and Arjun Goyal, M.D., M.Phil., M.B.A. serve on the Compensation Committee, which is chaired by Brett Zbar, M.D. The Compensation Committee operates under a written Compensation Committee charter that has been adopted by the Board. Our Board of Directors has determined that each member of the

Compensation Committee is "independent" as that term is defined in the applicable rules of Nasdaq. The Compensation Committee's responsibilities include:

- annually reviewing and recommending to our board of directors for their approval the corporate goals and objectives relevant to the compensation of our executive officers;

- evaluating the performance of our executive officers in light of the corporate goals and objectives approved by the board of directors and recommending to the board the compensation of such individuals;

- reviewing and establishing our overall management compensation, philosophy and policy;

- overseeing and administering our compensation and similar plans;

- evaluating and assessing potential current compensation advisors in accordance with the independence standards identified in the applicable rules of the Nasdaq Stock Market;

- retaining and approving the compensation of any compensation advisors;

- reviewing and approving our policies and procedures for the grant of equity-based awards;

- reviewing and making recommendations to the board of directors with respect to director compensation;

- preparing the compensation committee report required by the SEC rules, if and when required, to be included in our annual proxy statement;

- reviewing and discussing with management the compensation discussion and analysis, if and when required, to be included in our annual proxy statement or Annual Report on Form 10-K; and

- reviewing and discussing with the board of directors corporate succession plans for the Chief Executive Officer and other key officers

Nominating and Corporate Governance Committee

Francesco De Rubertis, Ph.D., Mathias Hukkelhoven, Ph.D. and Samarth Kulkarni, Ph.D. serve on our Nominating and Corporate Governance Committee, which is chaired by Francesco De Rubertis, Ph.D. The Nominating and Corporate Governance Committee operates under a written Nominating and Corporate Governance Committee charter that has been adopted by the Board. Our Board of Directors has determined that each member of the Nominating and Corporate Governance Committee is "independent" as that term is defined in the applicable rules of Nasdaq. The Nominating and Corporate Governance Committee's responsibilities include:

- developing and recommending to the board of directors criteria for board and committee membership;

- establishing procedures for identifying and evaluating board of director candidates, including nominees recommended by shareholders;

- identifying individuals qualified to become members of the board of directors;

- recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

- developing and recommending to the board of directors a set of corporate governance guidelines; and

- overseeing the evaluation of the board of directors and management.

Item 11. Executive Compensation

The following table shows the total compensation paid or accrued during the fiscal years ended December 31, 2024 and December 31, 2023 to our Chief Executive Officer and our two next most highly compensated executive officers (our named executive officers). Included in the Summary Compensation Table are the following:

Named Executive Officers:

- Saurabh Saha, M.D., Ph.D., our Chief Executive Officer;

- John Crowley, our Chief Financial Officer; and

- Iqbal Hussain, our General Counsel.

2024 Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($) (4)	Stock Awards ($) (5)	Option Awards ($) (6)	Non-Equity Plan Compensation ($)	All Other Compensation ($) (7)	Total ($)
Saurabh Saha, M.D., Ph.D. (1) *Chief Executive Officer*	2024	669,982	544,005	1,155,042	3,180,291	—	13,800	5,563,120
	2023	652,050	376,559	813,890	850,175	—	13,200	2,705,874
John Crowley (2) *Chief Financial Officer*	2024	295,313	153,125	—	3,672,311	—	—	4,120,748
Iqbal Hussain (3) *General Counsel*	2024	487,527	264,708	340,425	937,326	—	16,340	2,046,325

(1) Dr. Saha commenced employment with us on January 18, 2021. His annual base salary for 2024 was $671,600.

(2) Mr. Crowley commenced employment with us on June 10, 2024. His annual base salary for 2024 was $525,000 and was pro-rated accordingly for 2024. Mr. Crowley's discretionary bonus for 2024 was pro-rated based on his start date.

(3) Mr. Hussain commenced employment with us on February 1, 2021. Mr. Hussain's base salary and discretionary bonus were denominated in Pound Sterling (GBP). The amounts were translated into U.S. dollars at the exchange rate of GBP into US dollar at the time of payment. His annual base salary for 2024 was £383,399.

(4) The amounts reported represent discretionary bonuses earned by our named executive officers during the applicable fiscal year based upon their achievement of goals as determined by the Compensation Committee.

(5) The amount reported represent the aggregate grant date fair value of the restricted stock units granted to our named executive officers during the applicable fiscal year, calculated in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 718. Such grant date fair value does not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the restricted stock unit reported in this column are set forth in note 8 of our consolidated financial statements included in this annual report on Form 10-K. The amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by our named executive officer upon the vesting of the units or any sale of the underlying shares of ADSs.

(6) The amounts reported represent the aggregate grant date fair value of the stock options granted to our named executive officers during the applicable fiscal year, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in note 8 of our consolidated financial statements included in this annual report on Form 10-K. The amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by our named executive officers upon the exercise of the awards or any sale of the underlying shares of ADSs.

(7) The amounts reported represents the Company's portion of the executive's 401(k) plan account contributions for Dr. Saha and Mr. Crowley, and the Company's portion of the executive's Group Plan (as defined below) account contributions for Mr. Hussain.

Narrative to 2024 Summary Compensation Table

Base Salaries

The annual base salaries for Dr. Saha, Mr. Crowley and Mr. Hussain for the fiscal year ended December 31, 2024 were $671,611, $525,000 and £383,399, respectively. Additionally, our Compensation Committee reviews the base salaries of our executive officers, including our named executive officers, from time to time and makes recommendations for adjustments for approval by our Board of Directors as it determines to be reasonable and necessary to reflect the scope of the executive officer's performance, contributions, responsibilities, experience, prior salary level, position (in the case of a promotion) and market conditions, including base salary amounts relative to similarly situated executive officers at peer group companies.

Bonuses

We have granted cash bonuses to our key executives, including the named executive officers, pursuant to the Company's Senior Executive Cash Incentive Bonus Plan (the "Incentive Plan"). The Incentive Plan provides for bonus payments based upon the attainment of performance objectives established by the Compensation Committee and related to individual and financial and operational metrics with respect to the Company or any of its subsidiaries. In 2024, our board of directors considered certain goals in determining annual bonuses, including: advancement of individual program development goals, establishment of high performance teams, infrastructure and corporate governance framework and achievement of financial budget goals. For the fiscal year ended December 31, 2024, the target annual bonuses for Dr. Saha, Mr. Crowley and Mr. Hussain were 60%, 40% and 40%, respectively, of the applicable named executive officer's annual base salary. As indicated above, the bonus amount paid to Mr. Crowley was pro-rated based on his June 2024 start date pursuant to his employment agreement.

For the fiscal year ended December 31, 2024, the Compensation Committee, at their discretion, determined that bonuses would be paid at 134% of target based on NEOs' performance and achievement of corporate goals and objectives.

Equity Compensation

Our equity-based incentive awards are designed to align our interests and the interests of our stockholders with those of our NEOs. In addition, we believe that equity grants promote executive retention because they incentivize our executive officers to remain in our employment during the vesting period. During the fiscal year ended December 31, 2024, we granted restricted stock units and stock option awards to Dr. Saha and Mr. Hussain and stock option awards to Mr. Crowley, as described in more detail in the "Outstanding Equity Awards at Fiscal 2024 Year-End" table. These grants are subject to our 2021 Stock Option and Incentive Plan.

Perquisites or Personal Benefits

Perquisites or other personal benefits are not a significant component of our executive compensation program. Accordingly, we do not provide significant perquisites or other personal benefits to our executive officers, including our named executive officers.

Retirement Plans

In the U.S., we maintain a tax-qualified retirement plan (the "401(k) Plan") that provides eligible U.S. employees with an opportunity to save for retirement on a tax-advantaged basis. Plan participants are able to defer eligible compensation subject to applicable annual Internal Revenue Code limits. We provide matching contributions under the 401(k) Plan up to the IRS limits. In 2024, we provided a matching contribution of 4% of compensation to plan participants. The 401(k) Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code with the 401(k) Plan's related trust intended to be tax exempt under Section 501(a) of the Internal Revenue Code. As a tax-qualified retirement plan, contributions to the 401(k) Plan and earnings on those contributions are not taxable to the employees until distributed from the 401(k) Plan.

In the UK, we maintain a Group Personal Pension Scheme through Aviva ("Group Plan"), in which UK employees are automatically enrolled. We make an employer contribution equivalent to 4% of employee basic annual salary to participants. Participating employees are required to make an employee contribution of 4% of basic annual salary. The Group Plan is a Qualifying Workplace Pension Scheme, providing that the employee meets the following requirements: Aged 22 and above, earning over £10,000 per annum, ordinarily resident in the United Kingdom.

Centessa's scheme is a 'defined contribution' arrangement. This means that contributions from both the employee and the employer are deposited into the employee's plan. The employee decides how to invest this money during scheme membership, then use the amount built up in the plan to provide benefits upon retirement. Contributions are taken from net salary (after calculation of tax and national insurance). Centessa then pays the contribution to Aviva, who will automatically add basic rate tax relief of 20% to the employee's contribution (to replace the taxes already deducted during payroll.).

Executive Employment Arrangements

We have entered into an offer letter or employment agreement with each of the named executive officers, which set forth the terms and conditions of their employment. Each named executive officer has also entered into our standard proprietary information and inventions agreement.

Dr. Saurabh Saha, M.D., Ph.D. On March 29, 2022, we entered into an employment agreement with Dr. Saha (the "Saha Employment Agreement"). Dr Saha's current base salary is $671,600 and he is eligible to earn a target annual bonus of sixty percent (60%) of his base salary. During calendar year 2024, we increased Dr. Saha's base salary from $652,050 to $671,600. The Saha Employment Agreement provides that if we terminate Dr. Saha's employment outside of the one year period following a sale event (as defined in the Centessa Pharmaceuticals plc 2021 Stock Option and Incentive Plan, or the 2021 Plan) without cause, or Dr. Saha resigns for good reason, Dr. Saha will receive the following: (i) 12 months' salary continuation; and (ii) payment of the employer portion of COBRA premiums until the earliest of (A) the first anniversary of his date of termination, (B) the expiration of his eligibility for the continuation coverage under COBRA or (C) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment. The Saha Employment Agreement further provides that if Dr. Saha's employment is terminated by us other than for cause, or by Dr. Saha for good reason within the one year period following a sale event, Dr. Saha will receive the following: (i) a lump sum payment equal to the sum of (A) 18 months of his then-current base salary and (B) 150% of his target bonus for the year of termination; (ii) 100% acceleration of equity awards granted on or after February 1, 2022 that are subject solely to time-based vesting (awards granted prior to February 1, 2022 will continue in accordance with their terms and any such awards subject to time-based vesting conditions shall fully accelerate upon a sale of the Company); and (iii) payment of the employer portion of COBRA premiums until the earliest of (A) the 18-month anniversary of his date of termination, (B) the expiration of his eligibility for the continuation coverage under COBRA or (C) the date when he becomes eligible for substantially equivalent health insurance coverage in connection with new employment. In addition, the Saha Employment Agreement provides that if any payments or benefits received by Dr. Saha or otherwise would constitute "parachute payments" within the meaning of Section 280G of the Code and be subject to excise taxes imposed by Section 4999 of the Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher.

Mr. John Crowley. On June 5, 2024, we entered into an employment agreement with John Crowley (the "Crowley Employment Agreement"). Mr. Crowley's current base salary is $525,000 and he is eligible to earn a target annual bonus of forty percent (40%) of his base salary. The Crowley Employment Agreement provides that if we terminate Mr. Crowley's employment outside of the one year period following a sale event (as defined in the Centessa Pharmaceuticals plc 2021 Stock Option and Incentive Plan, or the 2021 Plan) without cause, or Mr. Crowley resigns for good reason, Mr. Crowley will receive the following: (i) 12 months' salary continuation; and (ii) payment of the employer portion of COBRA premiums until the earliest of (A) the first anniversary of his date of termination, (B) the expiration of his eligibility for the continuation coverage under COBRA or (C) the date when he becomes eligible for health insurance coverage in connection with new employment. The Crowley Employment Agreement further provides that if Mr. Crowley's employment is terminated by us other than for cause, or by Mr. Crowley for good reason within the one year period following a sale event, Mr. Crowley will receive the following: (i) a lump sum payment equal to the sum of (A) 12 months of his then-current base salary and (B) 100% of his target bonus for the year of termination; (ii) 100% acceleration of equity awards that are subject solely to time-based vesting; and (iii) payment of the employer portion of COBRA premiums until the earliest of (A) the 12-month anniversary of his date of termination, (B) the expiration of his eligibility for the continuation coverage under COBRA or (C) the date when he becomes eligible for health insurance coverage in connection with new employment. In addition, the Crowley Employment Agreement provides that if any payments or benefits received by Mr. Crowley or otherwise would constitute "parachute payments" within the meaning of Section 280G of the Code and be subject to excise taxes imposed by Section 4999 of the Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher.

Mr. Iqbal Hussain. On March 30, 2022, we entered into an employment agreement with Mr. Hussain (the "Hussain Employment Agreement"). the terms of which we have agreed will continue to apply, through an employer-of-record, following Mr. Hussain's relocation outside the U.K. in February 2025. Mr Hussain's current base salary is £383,399 and he is eligible to earn a target annual bonus of forty percent (40%) of his base salary. During calendar year 2024, we increased Mr. Hussain's base salary from £355,617 to £383,399. The Hussain Employment Agreement provides that if we terminate Mr. Hussain's employment outside of the one year period following a sale event (as defined in the Centessa Pharmaceuticals plc 2021 Stock Option and Incentive Plan, or the 2021 Plan) without cause, or Mr. Hussain resigns for good reason, Mr. Hussain will receive 12 months' salary continuation. The Hussain Employment Agreement further provides that if Mr. Hussain's employment is terminated by us other than for cause, or by Mr. Hussain for good reason within the one year period following a sale event, Mr. Hussain will receive the following: (i) a lump sum payment equal to the sum of (A) 12 months of his then-current base salary and (B) 100% of his target bonus for the year of termination; and (ii) in accordance with our severance policy, 100% acceleration of equity awards granted on or after February 1, 2022 that are subject solely to time-based vesting (awards granted prior to February 1, 2022 will continue in accordance with their terms and any such awards subject to time-based vesting conditions shall fully accelerate upon a sale of the Company). In addition, the Hussain Employment Agreement provides that if any payments or benefits received by Mr. Hussain or otherwise would constitute "parachute payments" within the meaning of Section 280G of the Code and be subject to excise taxes imposed by Section 4999 of the Code, such amount will either be delivered in full or reduced so as not to be subject to excise taxation, whichever amount is higher.

Executive Severance Plan

In June 2021, our board of directors adopted an Executive Severance Plan, or the Severance Plan, in which our named executive officers, and certain other executives, participated. The severance terms outlined in the employment agreements entered into with Dr. Saha in March 2022 and Mr. Crowley in June 2024 supersede the terms outlined in the Severance Plan for these named executive officers as of the effective date of such employment agreements (as further described above).

The Severance Plan provides that upon a termination by us for any reason other than for "cause," as defined in the Severance Plan, death or "disability," as defined in the Severance Plan, or resignation for "good reason", as defined in the Severance Plan, in each case outside of the change in control period (i.e., the period of one year after a "change in control," as defined in the Severance Plan), an eligible participant will be entitled to receive, subject to the execution and delivery of an effective release of claims in favor of the Company and continued compliance with all applicable restrictive covenants, (i) 12 months of "base salary" (i.e., the higher of the annual base salary in effect immediately prior to the date of termination or the annual base salary in effect for the year immediately prior to the year in which the date of termination occurs) for our Chief Executive Officer, 12 months for Tier 2 officers (which is determined by the plan administrator and includes the named executive officers other than the Chief Executive Officer) and 6 months for Tier 3 officers (which is determined by the plan administrator) and (ii) 12 months of benefits continuation for our Chief Executive Officer, 12 months of benefit continuation for Tier 2 officers and 6 months of benefit continuation for Tier 3 officers. The payments under (i) and (ii) will be paid in substantially equal installments in accordance with our payroll practice over 12 months for our Chief Executive Officer, 12 months for Tier 2 officers and 6 months for Tier 3 officers.

The Severance Plan also provides that upon a (A) termination by us other than for cause, death or disability or (B) resignation for good reason, in each case within the change in control period, an eligible participant will be entitled to receive, in lieu of the payments and benefits above and subject to the execution and delivery of an effective release of claims in favor of the Company and continued compliance with all applicable restrictive covenants, (I)(a) a lump sum amount equal to 18 months of base salary and 150% of the target annual bonus in effect immediately prior to the date of termination (or immediately prior to the change in control, if higher) and 18 months of benefits continuation for our Chief Executive Officer, (b) 12 months of the base salary and 100% of the target annual bonus in effect immediately prior to the date of termination (or immediately prior to the change in control, if higher) and 12 months of benefits continuation for our Tier 2 officers and (c) 9 months of the base salary and 75% of the target annual bonus in effect immediately prior to the date of termination (or immediately prior to the change in control, if higher) and 9 months of benefits continuation for our Tier 3 officers, and (II) for all outstanding and unvested equity awards of the Company that are subject to time-based vesting held by the participant, full accelerated vesting of such awards; provided, that the performance conditions applicable to any outstanding and unvested equity awards subject to performance-based vesting will be deemed satisfied at the target level specified in the terms of the applicable award agreement.

The payments and benefits provided under the Severance Plan in connection with a change in control may not be eligible for a federal income tax deduction by us pursuant to Section 280G of the Code. These payments and benefits may also subject an eligible participant, including the named executive officers, to an excise tax under Section 4999 of the Code. If the payments or benefits payable in connection with a change in control would be subject to the excise tax imposed under Section 4999 of the Code, then those payments or benefits will be reduced if such reduction would result in a higher net after-tax benefit to the participant.

Compensation Risk Assessment

We believe that although a portion of the compensation provided to our executive officers and other employees is performance-based, our executive compensation program does not encourage excessive or unnecessary risk taking. This is primarily due to the fact that our compensation programs are designed to encourage our executive officers and other employees to remain focused on both short-term and long-term strategic goals, in particular in connection with our pay-for-performance compensation philosophy. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on us.

Compensation Recovery Policy

On October 26, 2022, the U.S. Securities and Exchange Commission ("SEC") adopted regulations (the "final rules") implementing Section 10D of the Securities Exchange Act of 1934 ("Exchange Act"), which was added by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. New Exchange Act Rule 10D-1 required U.S. national stock exchanges, including Nasdaq, to adopt new listing standards that will require listed companies to adopt and comply with policies that provide for the recovery of incentive-based compensation received by current or former executive officers based on any misstated financial reporting measure if the company is required to prepare an accounting restatement. This so-called compensation recovery or "clawback" policy must provide for recovery of the amount of pre-tax incentive-based compensation received during the three-year period preceding the date the company is required to prepare the accounting restatement that exceeds the amount that would have been received based on the restated financial reporting measure, subject to very limited exceptions for instances in which recovery would be impracticable. For incentive-based compensation based on stock price or total shareholder return, which must be covered by the clawback policy, the amount of compensation to be recovered must be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received. On June 9, 2023, the SEC approved, on an accelerated basis, the Nasdaq's proposed listing standards implementing the SEC's Dodd-Frank rules covering the recovery of erroneously awarded compensation. The listing standards become effective on October 2, 2023.

In October, 2023, in compliance with the rules issued by the SEC under the Exchange Act, and the Nasdaq Stock Market. the Company adopted a Compensation Recovery Policy which provides that if the Company makes compensation awards to executive officers and/or certain other senior employees of the Company (collectively, "Officers") based on achievement of certain financial measures (e.g., revenue, stock price performance), and then later needs to restate its financial statements, then the Company is required to recover from such Officers the excess compensation that they would not have been entitled to if there had been no restatement. The Compensation Recovery Policy is administered by the Compensation Committee of the Company's Board of Directors.

Awards under the annual bonus and the Amended and Restated 2021 Stock Option and Incentive Plan made after the 2022 AGM are subject to malus and clawback provisions which permit the compensation committee of the Board of Directors (the "Compensation Committee"), in its discretion, to reduce the size (including to zero) of any future bonus or share award granted to an Executive Director, to reduce the size (including to zero) of any granted but unvested share award. The circumstances in which the Company may apply the malus and clawback provisions are the discovery of a material misstatement of financial results, a miscalculation or error in assessing the performance condition applying to the award, or in the event of serious misconduct committed by the executive director.

In respect of cash bonus payments, the malus and clawback provisions apply for one year from the date of payment of the bonus (or, if later, the date of publication of the Company's financial results for the year following the relevant year over which the bonus was earned).

In respect of share awards under the Amended and Restated 2021 Stock Option and Incentive Plan, malus and clawback provisions apply up until the first anniversary of the date on which the relevant award vests, although the Compensation Committee may extend this period for a further two years if there is an ongoing investigation into the circumstances of any event that, if determined to have occurred, would permit the Compensation Committee to operate the malus and clawback provisions.

Insider Trading Policies and Procedures

We have an insider trading policy governing the purchase, sale and other dispositions of our securities that applies to all of our directors, officers, employees and other covered persons. Our insider trading policy expressly prohibits derivative transactions of our stock by our executive officers, directors and employees. Our insider trading policy expressly prohibits purchases of any derivative securities that provide the economic equivalent of ownership. We believe that our insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to us. A copy of our insider trading policy is filed as Exhibit 19.1 to this Form 10-K. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

Policy on the Timing of Awards of Options and Other Option-Like Instruments

On May 20, 2021, we adopted an equity award grant policy pursuant to which any annual equity awards will be made by the board or compensation committee and adopted a practice of making the grant of such equity awards effective on the first trading day of the month following such approval. In addition, subject to approval, new hires are granted equity awards, if any, on the first trading day of the month following their hire. During 2024, our compensation committee did not take into account any material nonpublic information when determining the timing and terms of equity incentive awards, and we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. During 2024, we did not grant stock options to our NEOs during any period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-Q, 10-K or 8-K that discloses material nonpublic information.

Outstanding Equity Awards at 2024 Fiscal Year-End

The following table sets forth certain information with respect to outstanding equity awards of our named executive officers as of December 31, 2024. The market value of the shares in the following table is the fair value of such shares at December 31, 2024.

		Option Awards (1)					Stock Awards (1)	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) (2)
Saurabh Saha, M.D., Ph.D. *Chief Executive Officer*	2/19/2021	3,782,621	86,864 (3)	— $	5.84	2/19/2031	—	—
	2/1/2022	531,250	218,750 (4)	— $	9.53	2/1/2032	—	—
	2/1/2023	144,375	170,625 (4)	— $	3.85	2/1/2033	—	—
	2/1/2023	—	—	— $	—	—	158,550 (5)	$ 2,655,713
	2/1/2024	120,167	456,633 (4)	— $	8.01	2/1/2034	—	—
	2/1/2024	—	—	— $	—	—	144,200 (5)	$ 2,415,350
John Crowley *Chief Financial Officer*	7/1/2024	—	600,000 (3)	$	8.80	7/1/2034	—	—
Iqbal Hussain *General Counsel*	2/19/2021	313,661	13,898 (3)	— $	5.84	2/19/2031	—	—
	4/20/2021	159,831	6,948 (3)	— $	9.42	4/20/2031	—	—
	5/27/2021	95,834	4,166 (3)	— $	20.00	5/27/2031	—	—
	2/1/2022	113,334	46,666 (4)	— $	9.53	2/1/2032	—	—
	2/1/2023	45,833	54,167 (4)	— $	3.85	2/1/2033	—	—
	2/1/2023	—	—	— $	—	—	50,325 (5)	$ 842,944
	2/1/2024	35,417	134,583 (4)	— $	8.01	2/1/2034	—	—
	2/1/2024	—	—	— $	—	—	42,500 (5)	$ 711,875

(1) Each equity award was granted under the Company's 2021 Stock Option and Incentive Plan, or the 2021 Plan.

(2) Represents the fair market value of shares as of December 31, 2024 based upon the closing market price of our ADSs on December 29, 2024, the last trading day of 2024, of $16.75 per share.

(3) The shares underlying these options vest as follows: 25% on the one-year anniversary of the grant date, and the remaining 75% vest in 36 equal monthly installments on the first day of each month thereafter, in each case subject to the applicable named executive officer's continued service through the applicable vesting date. In addition, the shares underlying these options are subject to the potential acceleration provisions described above under section 'Executive Employment Arrangements'.

(4) The shares underlying these options vest in 48 equal monthly amounts beginning March 1 of the year it was granted. In addition, the shares underlying these options are subject to the potential acceleration provisions described above under section 'Executive Employment Arrangements'.

(5) Restricted stock units granted in 2023 and 2024, vest in four equal annual installments beginning on the anniversary of the grant date.

2024 Director Compensation Table

The following table presents the total compensation for each of our non-employee directors who served as a member of our board of directors during the fiscal year ended December 31, 2024. Dr. De Rubertis, who is our Chairman of the Board, waived his non-employee director compensation. Dr. Saha, who is our Chief Executive Officer, did not receive any additional compensation for his service as a director. The compensation received by Dr. Saha, as a named executive officer of the Company, is presented in the "2024 Summary Compensation Table" in the "Executive

Compensation" section above. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity or non-equity awards to or reimburse any expenses of, any of our non-employee directors in 2024.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($) (1)	All other Compensation ($)	Total ($)
Francesco De Rubertis, Ph.D. (2)	—	—	—	—	—
Arjun Goyal, M.D., M.Phil, M.B.A. (3)	57,500	—	287,242	—	344,742
Brett Zbar, M.D. (4)	55,000	—	287,242	—	342,242
Mary Lynne Hedley, Ph.D. (5)	50,000	—	287,242	—	337,242
Samarth Kulkarni, Ph.D. (6)	52,500	—	287,242	—	339,742
Carol Stuckley, M.B.A. (7)	60,000	—	287,242	—	347,242
Mathias Hukkelhoven, Ph.D. (8)	45,000	—	287,242	—	332,242

(1) The amounts reported represent the aggregate grant date fair value of the stock options granted to our non-employee directors during the applicable fiscal year, calculated in accordance with FASB ASC Topic 718. Such grant date fair values do not take into account any estimated forfeitures. The assumptions used in calculating the grant date fair value of the stock options reported in this column are set forth in note 8 of our consolidated financial statements included in our Form 10-K. The amounts reported in this column reflect the accounting cost for these awards and do not correspond to the actual economic value that may be received by our non-employee directors upon the exercise of the awards or any sale of the underlying shares of ADSs.

(2) Dr. De Rubertis waived his entitlement to receive equity awards in 2024.

(3) As of December 31, 2024, Dr. Goyal held options to purchase 208,570 shares of our ADSs.

(4) As of December 31, 2024, Dr. Zbar held options to purchase 208,570 shares of our ADSs.

(5) As of December 31, 2024, Dr. Hedley held options to purchase 352,474 shares of our ADSs.

(6) As of December 31, 2024, Dr. Kulkarni held options to purchase 352,474 shares of our ADSs.

(7) As of December 31, 2024, Ms. Stuckley held options to purchase 352,474 shares of our ADSs.

(8) As of December 31, 2024, Dr. Hukkelhoven held options to purchase 192,000 shares of our ADSs.

Non-Employee Director Compensation Policy

Our board of directors adopted a non-employee director compensation policy in 2021. The policy is designed to enable us to attract and retain, on a long-term basis, highly qualified non-employee directors. Under the policy, each director who is not an employee will be paid cash compensation as set forth below:

	Annual Retainer
Board of Directors:	
Members	$ 40,000
Additional retainer for non-executive chair	$ 30,000
Audit Committee:	
Members (other than chair)	$ 10,000
Retainer for chair	$ 20,000
Compensation Committee:	
Members (other than chair)	$ 7,500
Retainer for chair	$ 15,000
Nominating and Corporate Governance Committee:	
Members (other than chair)	$ 5,000
Retainer for chair	$ 10,000

In addition, the non-employee director compensation policy provides that, upon initial election to our board of directors, each non-employee director will be granted an option to purchase such number of ordinary shares equal to $900,000 in fair value on the date of grant using a Black-Scholes option pricing model, or the Initial Grant. The Initial Grant will vest in 36 equal monthly installments over three years from the grant date, subject to continued service as a director through the applicable vesting date. Furthermore, on the date of each annual meeting of shareholders following the completion of our initial public offering, each non-employee director who continues as a non-employee director following such meeting will be granted an option to purchase such number of ordinary shares equal to $523,000 in fair value on the date of grant using a Black-Scholes option pricing model, or the Annual Grant. The Annual Grant will vest in full on the earlier of (i) the first anniversary of the grant date or (ii) our next annual meeting of shareholders, subject to continued service as a director through the applicable vesting date. Such awards are subject to full accelerated vesting upon the sale of the company.

The grant date fair value of all equity awards and all other cash compensation paid by us to any non-employee director in any calendar year for services as a non-employee director shall not exceed $1,000,000 in the first year and $750,000 each year thereafter.

We will reimburse all reasonable out-of-pocket expenses incurred by non-employee directors in attending meetings of the board of directors and committees thereof.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has at any time during the prior three years been one of our officers or employees. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Item 12. Security Ownership of Certain Beneficial Owner and Management and Related Stockholder Matters

The following table sets forth information, to the extent known by us or ascertainable from public filings, with respect to the beneficial ownership of our ADSs as of March 10, 2025 by:

- each of our directors;
- each of our named executive officers;
- all of our directors and executive officers as a group; and
- each person, or group of affiliated persons, who is known by us to beneficially own greater than 5.0% of our outstanding ordinary shares.

The column entitled "Shares Beneficially Owned" is based on a total of 133,184,349 shares of our ADSs outstanding as of March 10, 2025.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC and includes voting or investment power with respect to our ADSs. Shares of our ADSs subject to options that are currently exercisable or exercisable within 60 days of March 10, 2025 are considered outstanding and beneficially owned by the person holding the options for the purpose of calculating the percentage ownership of that person but not for the purpose of calculating the percentage ownership of any other person. Except as otherwise noted, the persons and entities in this table have sole voting and investing power with respect to all of the shares of our ADSs beneficially owned by them, subject to community property laws, where applicable. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Centessa Pharmaceuticals plc, 3rd Floor, 1 Ashley Road, Altrincham, Cheshire, United Kingdom, WA14 2DT.

Name and address of beneficial owner	Shares beneficially owned	
	Number	Percentage
5% or Greater Stockholders:		
Entities affiliated with Medicxi (1)	19,963,157	14.99 %
Entities affiliated with Index Ventures (2)	9,961,789	7.48 %
Entities affiliated with General Atlantic (3)	9,681,818	7.27 %
Directors and Named Executive Officers:		
Francesco De Rubertis, Ph.D.	—	— %
Mary Lynne Hedley, Ph.D. (4)	304,474	0.23 %
Samarth Kulkarni, Ph.D. (5)	304,474	0.23 %
Carol Stuckley, M.B.A. (6)	304,474	0.23 %
Arjun Goyal, M.D., M.Phil, M.B.A. (7)	160,570	0.12 %
Brett Zbar, M.D. (8)	160,570	0.12 %
Mathias Hukkelhoven (9)	138,667	0.10 %
Saurabh Saha, M.D., Ph.D. (10)	5,047,715	3.66 %
Gregory Weinhoff, M.D., M.B.A. (11)	1,252,841	0.93 %
David Chao, Ph.D. (12)	1,043,948	0.78 %
Iqbal Hussain (13)	878,112	0.66 %
Tia Bush (14)	757,054	0.57 %
Karen Anderson (15)	184,389	0.14 %
John Crowley	—	— %
Steven Kanes, M.D., Ph.D.	—	— %
All directors and executive officers as a group (15 persons)	10,537,288	7.91 %

* Represents beneficial ownership of less than one percent.

(1) Consists of (a) 4,398,519 ordinary shares held by Medicxi Ventures I LP, a Jersey limited partnership ("Medicxi Ventures I"), (b) 55,677 ordinary shares held by Medicxi Co-Invest I LP, a Jersey limited partnership ("Medicxi Co-Invest I"), (c) 3,936,970 ordinary shares held by Medicxi Growth I LP, a Jersey limited partnership ("Medicxi Growth I"), (d) 93,526 ordinary shares held by Medicxi Growth Co-Invest I LP, a Jersey limited partnership ("Medicxi Growth Co-Invest I"), (e) 11,197,303 ordinary shares held by Medicxi Secondary I LP, a Jersey limited partnership ("Medicxi Secondary I"), and (f) 281,162 shares held by Medicxi Secondary Co-Invest I LP, a Jersey limited partnership ("Medicxi Secondary Co-Invest I" and, together with Medicxi Ventures I, Medicxi Co-Invest I, Medicxi Growth I, Medicxi Growth Co-Invest I, Medicxi Secondary I and Medicxi Secondary Co-Invest I, the "Medicxi Funds"). Medicxi Ventures I GP Limited, a Jersey limited liability company ("MVI GP"), is the sole managing general partner of Medicxi Ventures I and Medicxi Co-Invest I, and Medicxi Ventures Management (Jersey) Limited, a Jersey limited liability company ("Medicxi Manager"), is the sole manager of Medicxi Ventures I and Medicxi Co-Invest I. MVI GP and Medicxi Manager may be deemed to have voting and dispositive power over the shares held by Medicxi Ventures I and Medicxi Co-Invest I. Medicxi Growth I GP Limited, a Jersey limited liability company ("MGI GP"), is the sole managing general partner of Medicxi Growth I and Medicxi Growth Co-Invest I, and Medicxi Manager is the sole manager of Medicxi Growth I and Medicxi Growth Co-Invest I. MGI GP and Medicxi Manager may be deemed to have voting and dispositive power over the shares held by Medicxi Growth I and Medicxi Growth Co-Invest I. Medicxi Secondary I GP Limited, a Jersey limited liability company ("MSI GP"), is the sole managing general partner of Medicxi Secondary I and Medicxi Secondary Co-Invest I, and Medicxi Manager is the sole manager of Medicxi Secondary I and Medicxi Secondary Co-Invest I. MSI GP and Medicxi Manager may be deemed to have voting and dispositive power over the shares held by Medicxi Secondary I and Medicxi Secondary Co-Invest I. Francois Chesnay, Andrew Wignall, Richard Lee, Giles Johnstone-Scott, Gailina Liew, and Nigel Crocker are members of the board of directors of the Medicxi Manager, and investment and voting decisions with respect to the shares held by the Medicxi Funds are made by such directors collectively. Medicxi Ventures (UK) LLP and Medicxi Ventures (Jersey) Limited act as sub-advisers to Index Ventures Life VI (Jersey) Limited, which acts as the adviser to Index Ventures Life VI (Jersey) LP, and as such the Medicxi Funds, Index Ventures Life VI (Jersey) LP and Yucca (Jersey) SLP may be deemed to be members of a "group" as defined in Rule 13d-5 of the Exchange Act (see note (2) below). The share ownership reported by the Medicxi Funds does not include any shares beneficially owned by Index Ventures Life VI (Jersey) LP and Yucca (Jersey) SLP, and each of the Medicxi Funds and their affiliates disclaim beneficial ownership of the securities beneficially owned by Index Ventures Life VI (Jersey) LP, Yucca (Jersey) SLP and their

affiliates. The address of the principal business office of each of the Medicxi Funds is c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.

(2) Consists of (i) 9,812,368 ordinary shares held by Index Ventures Life VI (Jersey) LP, a Jersey limited partnership ("Index Ventures Life VI"), and (ii) 149,421 ordinary shares held by Yucca (Jersey) SLP, a Jersey separate limited partnership ("Yucca"). Index Venture Life Associates VI Limited, a Jersey limited liability company ("Index Venture Life VI GP"), is the managing general partner of Index Ventures Life VI. Yucca administers the Index Ventures Life VI co-investment vehicle that is contractually required to mirror the investment in the shares by Index Ventures Life VI. Index Venture Life VI GP may be deemed to have voting and dispositive power over the shares held by Index Ventures Life VI and Yucca. David Hall, Phil Balderson, Brendan Boyle and Luke Aubert are members of the board of directors of Index Venture Life VI GP, and investment and voting decisions with respect to the shares held by Index Ventures Life VI are made by such directors collectively and investment and voting decisions with respect to the shares held by Yucca are deemed to be made by such directors collectively. Medicxi Ventures (UK) LLP and Medicxi Ventures (Jersey) Limited act as sub-advisers to Index Ventures Life VI (Jersey) Limited, which acts as the adviser to Index Ventures Life VI, and as such the Medicxi Funds, Index Ventures Life VI and Yucca may be deemed to be members of a "group" as defined in Rule 13d-5 of the Exchange Act (see note (1) above). The share ownership reported by Index Ventures Life VI and Yucca does not include any shares beneficially owned by the Medicxi Funds, and each of Index Ventures Life VI and Yucca and their affiliates disclaim beneficial ownership of the securities beneficially owned by the Medicxi Funds and their affiliates. The address of the principal business office of Index Ventures Life VI is c/o Intertrust Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG. The address of the principal business office of Yucca is c/o EFG Fund Administration Limited, 5th Floor, 44 Esplanade, St Helier, Jersey, JE1 3FG.

(3) Represents 9,681,818 ordinary shares held by General Atlantic UM B.V. ("GA UM"). GA UM is a wholly owned subsidiary of General Atlantic Coöperatief U.A. ("GA Coop UA"). The members that share beneficial ownership of the shares held by GA UM through GA Coop UA are the following General Atlantic investment funds (the "GA Funds"): General Atlantic Partners (Bermuda) IV, L.P. ("GAP Bermuda IV"), General Atlantic Partners (Bermuda) EU, L.P. ("GAP Bermuda EU"), General Atlantic Partners (Lux), SCSp ("GAP Lux") and General Atlantic Cooperatief, L.P. ("GA Coop LP"). The general partner of GAP Lux is General Atlantic GenPar (Lux) SCSp ("GA GenPar Lux") and the general partner of GA GenPar Lux is General Atlantic (Lux) S.à r.l. ("GA Sarl"). The general partner of GAP Bermuda IV and GAP Bermuda EU and the sole shareholder of GA Sarl is General Atlantic GenPar (Bermuda), L.P. ("GenPar Bermuda"). GAP (Bermuda) L.P. ("GAP Bermuda"), which is controlled by the management committee of GASC MGP, LLC (the "Management Committee*"), is the general partner of GenPar Bermuda and GA Coop LP. The Management Committee is comprised of senior Managing Directors of General Atlantic, including CEO and Chairman William E. Ford. GA UM, GA Coop UA, GA GenPar Lux, GA Sarl, GenPar Bermuda, GAP Bermuda, and the GA Funds are a "group" within the meaning of Rule 13d-5 of the Securities Exchange Act of 1934, as amended. The mailing address of GA Coop LP, GAP Bermuda IV, GAP Bermuda EU, GenPar Bermuda, and GAP Bermuda is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. The mailing address of GA Coop UA and GA UM is Prinsengracht 769, 1017 JZ, Amsterdam, Netherlands. The mailing address of GAP Lux, GA GenPar Lux and GA Sarl is Luxembourg is 412F, Route d'Esch, L-1471 Luxembourg. Each of the members of the Management Committee disclaims ownership of the shares except to the extent that he has a pecuniary interest therein. *The Management Committee is being renamed to the Partnership Committee, effective pending regulatory approvals.

(4) Consists of 304,474 ordinary shares underlying options directly held by Dr. Hedley exercisable within 60 days of March 10, 2025.

(5) Consists of 304,474 ordinary shares underlying options directly held by Dr. Kulkarni exercisable within 60 days of March 10, 2025.

(6) Consists of 304,474 ordinary shares underlying options directly held by Ms. Stuckley exercisable within 60 days of March 10, 2025.

(7) Consists of 160,570 ordinary shares underlying options directly held by Dr. Goyal exercisable within 60 days of March 10, 2025.

(8) Consists of 160,570 ordinary shares underlying options directly held by Dr. Zbar exercisable within 60 days of March 10, 2025. Dr. Zbar holds such options solely for the benefit of General Atlantic Service Company, L.P. Dr Zbar disclaims beneficial ownership of the options and the underlying ordinary shares, except to the extent of his pecuniary interest therein, if any.

(9) Consists of 138,667 ordinary shares underlying options directly held by Dr. Hukkelhoven exercisable within 60 days of March 10, 2025.

(10) Consists of (i) 117,167 ordinary shares held by Dr. Saha, (ii) 38,000 ordinary shares held by a trust, for which Dr. Saha and his spouse serve as trustees, and (iii) 4,892,548 ordinary shares underlying options directly held by Dr. Saha exercisable within 60 days of March 10, 2025.

(11) Consists of (i) 71,984 ordinary shares held by Dr. Weinhoff, (ii) 861,197 ordinary shares underlying options directly held by Dr. Weinhoff exercisable within 60 days of March 10, 2025, and (iii) 319,660 ordinary shares underlying options held by the Gregory Weinhoff 2017 Trust, a spousal lifetime access trust, exercisable within 60 days of March 10, 2025.

(12) Consists of (i) 161,782 ordinary shares held by Dr. Chao, (ii) 882,166 ordinary shares underlying options directly held by Dr. Chao exercisable within 60 days of March 10, 2025.

(13) Consists of (i) 39,961 ordinary shares held by Mr. Hussain, (ii) 5,500 ordinary shares held by Mr. Hussain's spouse, and (iii) 832,651 ordinary shares underlying options directly held by Mr. Hussain exercisable within 60 days of March 10, 2025.

(14) Consists of (i) 74,528 ordinary shares held by Ms. Bush, and (ii) 682,526 ordinary shares underlying options directly held by Ms. Bush exercisable within 60 days of March 10, 2025.

(15) Consists of 4,035 ordinary shares held by Ms. Anderson and 180,354 ordinary shares underlying options directly held by Ms. Anderson exercisable within 60 days of March 10, 2025.

Securities Authorized for Issuance under Equity Compensation Plans

Equity Compensation Plans

The following table sets forth information as of December 31, 2024 regarding ordinary shares that may be issued under our equity compensation plans:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (#)	Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	19,031,060 (2)	$7.77 (3)	12,014,553 (4)
Equity compensation plans not approved by security holders (5)	—	—	—
Total	19,031,060	$7.77	12,014,553

(1) Consists of our 2021 Stock Option and Incentive Plan ("2021 Plan") and our 2021 Employee Share Purchase Plan ("ESPP"). The 2021 Plan provides that the number of ordinary shares reserved and available for issuance under the 2021 Plan will automatically increase each January 1, beginning on January 1, 2022, by up to 5% of the total number of ordinary shares outstanding on December 31 of the preceding calendar year or a lesser number of ordinary shares as determined by our board of directors. The ESPP provides that the number of ordinary shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2022 by a number of shares equal to the lesser of (i) 1% of the number of shares issued and outstanding on the immediately preceding December 31, (ii) two times the initial number of shares reserved or (iii) such number of ordinary shares as determined by our board of directors.

(2) Includes restricted share awards and units that were not vested as of December 31, 2024 and stock options granted under the 2021 Plan.

(3) The weighted average exercise price is calculated solely on outstanding stock options.

(4) Consists of shares available for future issuance under the ESPP and the 2021 Plan. As of December 31, 2024, 2,708,415 shares were available for issuance under the ESPP and 9,306,138 shares were available for issuance under the 2021 Plan. Excludes 6,631,579 additional ordinary shares that were added to the number of shares that may be issued under the 2021 Plan pursuant to an automatic increase effective January 1, 2025.

(5) We do not have any equity plans that have not been approved by our stockholders.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Other than the compensation arrangements described below under the sections "Director Compensation" and "Executive Compensation" and the transactions described below, in the period from January 1, 2023 through the date of this Form 10-K, we were not a party to any transactions between us and certain "related persons", which are generally considered to be our executive officers, directors, director nominees or 5% shareholders, or their immediate family members.

Within this section, we have calculated the dollar amounts using the historical exchange rate as of the closing date of each transaction. Other than compensation arrangements, we describe below transactions and series of similar transactions, since January 1, 2023, to which we were a party or will be a party, in which:

• the amounts involved exceeded or will exceed $120,000; and

- any of our directors, executive officers or holders of more than 5% of our share capital, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Master Services agreements with drug discovery companies affiliated with David Grainger, former Chief Innovation Officer

The Company has entered into Master Services agreements with certain drug discovery companies affiliated with David Grainger, who served as the Company's Chief Innovation Officer in October 2021 through December 31, 2023. These companies include RxCelerate Limited, RxBiologics Limited and The Foundry (Cambridge) Limited, of which David Grainger is a director and shareholder. The Company incurred research and development costs associated with these contracts as follows in the consolidated statements of operations and comprehensive loss (amounts in thousands):

	Year Ended December 31, 2023
Research and development	$ 5,360

Indemnification Agreements

We have entered into a deed of indemnity with those executive officers who are not directors. These agreements and our articles of association require us to indemnify our executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such an executive officer to the fullest extent permitted by law.

In addition, pursuant to the acquisition by certain individuals associated with Medicxi of ordinary shares in Centessa Pharmaceuticals plc (f/k/a Centessa Pharmaceuticals Limited) in November 2020, Medicxi Ventures (UK) LLP entered into a deed of indemnity with Centessa, under the terms of which Medicxi Ventures (UK) LLP will indemnify Centessa against certain potential liabilities for employment-related tax that may arise as a result of or in connection with the acquisitions by any such individuals.

In addition, we have previously entered into deeds of indemnity with our directors. These agreements will, among other things, indemnify our directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director to the fullest extent permitted by law.

Registration Rights

On January 29, 2021, we entered into a Registration Rights Agreement, as amended to date, which we refer to as our registration rights agreement, with certain holders of our outstanding convertible preferred shares and our ordinary shares, including entities with which certain of our directors are affiliated. Pursuant to the registration rights agreement, certain holders of our ordinary shares issued upon the conversion of our convertible preferred shares and all ordinary shares held by the entities affiliated with Medicxi and the entities affiliated with Index Ventures (the "Registrable Securities") are entitled to rights with respect to the registration of these securities under the Securities Act. The registration rights agreement includes demand registration rights, short-form registration rights and piggyback registration rights.

Demand Registration Rights

Beginning on November 23, 2021, the holders of a majority of the Registrable Securities then outstanding are entitled to demand registration rights. Under the terms of the registration rights agreement, we will be required, upon the written request of holders of a majority of these securities to file a registration statement, with respect to at least 40% of the Registrable Securities then outstanding (or a lesser percentage, if the anticipated aggregate offering price would exceed $10.0 million) and use best efforts to effect the registration of all or a portion of these shares for public resale. We are required to effect only two registrations pursuant to this provision of the registration rights agreement.

Short-Form Registration Rights

Pursuant to the registration rights agreement, if we are eligible to file a registration statement on Form F-3 or Form S-3, upon the written request of holders of at least 10% of the Registrable Securities then outstanding having an anticipated aggregate offering price of at least $4.0 million, we will be required to effect a registration of such Registrable

Securities. We are required to effect only two registrations in any twelve-month period pursuant to this provision of the registration rights agreement. The right to have such shares registered on Form F-3 or Form S-3 is further subject to other specified conditions and limitations.

Piggyback Registration Rights

Pursuant to the registration rights agreement, if we register any of our securities either for our own account or for the account of other security holders, other than in connection with our initial public offering or a registration for any employee benefit plan, corporate reorganization, or the offer or sale of debt securities, the holders of the Registrable Securities (for so long as they are a party to the registration rights agreement) are entitled to include their shares in the registration. Subject to certain exceptions contained in the registration rights agreement, we and the underwriters may limit the number of Registrable Securities included in the underwritten offering to the number of shares which we and the underwriters determine in our sole discretion will not jeopardize the success of the offering.

Indemnification

Our registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them and (iii) the closing of a share sale.

Expiration of Registration Rights

The registration rights granted under the registration rights agreement will terminate on the earlier of (i) June 2, 2025, which is the fourth anniversary of the completion of the initial public offering (ii) such time as all relevant ordinary shares may be sold pursuant to Rule 144 without limitation during a 90 day period without registration.

Related Person Transaction Policy

We have adopted a written related party transactions policy that such transactions must be approved by our audit committee. Pursuant to this policy, the audit committee has the primary responsibility for reviewing and approving or disapproving "related person transactions," which are transactions between us and related persons in which the related person has a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of any class of our voting securities, and their immediate family members.

Director Independence

Rule 5605 of the Nasdaq Listing Rules requires a majority of a listed company's board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Listing Rules require that, subject to specified exceptions, each member of a listed company's audit, compensation and nominating and corporate governance committees be independent and that Audit Committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an "independent director" if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an Audit Committee of a listed company may not, other than in his or her capacity as a member of the board of directors, the Audit Committee or any other board committee, accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has determined that all members of the board of directors, except Saurabh Saha M.D., Ph.D. are independent, as determined in accordance with the rules of Nasdaq and relevant federal securities laws and regulations. In making such independence determination, our board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances that the board of directors deemed relevant in determining their independence.

Item 14. Principal Accounting Fees and Services

Our independent registered public accounting firm is KPMG LLP, Boston, MA, Auditor Firm ID: 185.

Centessa incurred the following fees from KPMG LLP for the audit of the financial statements and for other services provided during the fiscal years ended December 31, 2024 and 2023.

	2024	2023
Audit fees [1]	$ 1,655,000	$ 1,443,000
Audit-related fees [2]	—	103,000
Tax fees	—	—
All other fees [3]	2,430	2,430
Total fees	$ 1,657,430	$ 1,548,430

(1) Audit fees for the fiscal years ended December 31, 2024 and 2023 include fees for the audit of the Company's annual financial statements, the review of interim financial statements included in quarterly reports on Form 10-Q, and services normally provided by the independent auditor in connection with statutory and regulatory filings, such as statutory audits and services in connection with filings with the SEC.
(2) Audit-related fees for the fiscal year ended December 31, 2023 consist of professional services rendered in connection with the Company's implementation of an Oracle system.
(3) All other fees for the fiscal years ended December 31, 2024 and 2023 consist of an annual license for the use of accounting research software.

Audit Committee Pre-approval Policy and Procedures

Our audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by our independent registered public accounting firm. This policy provides that we will not engage our independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by our audit committee or the engagement is entered into pursuant to the pre-approval procedure described below.

From time to time, our audit committee may pre-approve specified types of services that are expected to be provided to us by our independent registered public accounting firm during the next 12 months. Any such pre-approval details the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

During our 2024 and 2023 fiscal years, all services provided to us by KPMG LLP were pre-approved in accordance with the policies and procedures described above.

Part IV

Item 15. Exhibits and Financial Statement Schedules.

(a)   Exhibits:

Exhibit number	Description of exhibit
3.1	Articles of Association of the registrant, as currently in effect (incorporated by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed on October 6, 2022 (File No. 001-40445)).
4.1	Form of Deposit Agreement (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
4.2	Form of American Depositary Receipt (included in Exhibit 4.1) (incorporated by reference to Exhibit 4.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
4.3	Description of Registrant's Securities.
10.1	Registration Rights Agreement by and among the registrant and the Investors listed therein, dated January 29, 2021 (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.2#	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to Exhibit 10.2 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.3#	2021 Employee Share Purchase Plan (incorporated by reference to Exhibit 10.3 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.4#	2021 Share Option Plan and forms of award agreements thereunder (incorporated by reference to Exhibit 10.4 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.5#	Employment Agreement, dated as of March 30, 2022, between the registrant and Saurabh Saha (incorporated by reference to Exhibit 10.5 to the Registrant's Annual Report on Form 10-K filed on March 30, 2022 (File No. 001-40445)).
10.6#	Form of Deed of Indemnity between the registrant and each of its directors and executive officers (incorporated by reference to Exhibit 10.7 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.7†	License Agreement dated December 7, 2016 (as amended) between ApcinteX and Cambridge Enterprise Limited (incorporated by reference to Exhibit 10.9 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.8†	Contribution agreement, dated January 23, 2021, by and between ApcinteX Limited, United Medicines Biopharma Limited and the other parties thereto (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.9†	Contribution agreement, dated January 23, 2021, by and between LockBody Therapeutics Ltd, United Medicines Biopharma Limited and the other parties thereto (incorporated by reference to Exhibit 10.17 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.10†	Contribution agreement, dated January 23, 2021, by and between Orexia Limited, United Medicines Biopharma Limited and the other parties thereto (incorporated by reference to Exhibit 10.19 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).

10.11†	Contribution agreement, dated January 23, 2021, by and between Z Factor Limited, United Medicines Biopharma Limited and the other parties thereto (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.12#	Employment Agreement, dated as of June 5, 2024, between the registrant and John Crowley (incorporated by reference to Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed on August 13, 2024 (File No. 001-40445)).
10.13#†	Incentivization agreement (amended and restated), dated March 18, 2024, by and between LockBody Therapeutics Ltd, Centessa Pharmaceuticals PLC, Centessa Pharmaceuticals (UK) Limited and the other parties thereto.
10.14#†	Incentivization agreement, dated January 23, 2021, by and between Z Factor Limited, United Medicines Biopharma Limited and the other parties thereto (incorporated by reference to Exhibit 10.26 to the Registrant's Registration Statement on Form S-1 (File No. 333-255393)).
10.15#†	Incentivization agreement (amended and restated), dated December 18, 2024, by and between Centessa Pharmaceuticals (Orexia) Limited, Centessa Pharmaceuticals PLC, Centessa Pharmaceuticals (UK) Limited and the other parties thereto.
10.16	One Federal Street, Boston, MA lease, dated February 7, 2022, by and between One Federal, L.P. and the Registrant (incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K filed on March 30, 2022 (File No. 001-40445)).
10.17#	Employment Agreement, dated as of March 30, 2022, between the Registrant and Iqbal Hussain.
10.18	Loan and Security Agreement, dated as of December 30, 2024, by and between the Registrant, the Borrower Parties thereto and Oxford Finance LLC.
10.19†	License Agreement, dated February 14, 2025, between Centessa Pharmaceuticals (UK) Limited and Genmab A/S.
19.1	Insider Trading Policy
21.1	Subsidiaries of the registrant.
23.1	Consent of KPMG LLP, independent registered public accounting firm.
24.1	Power of Attorney (included on signature page to this Annual Report on Form 10-K)
31.1	Certification of Principal Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Compensation Recovery Policy (incorporated by reference to Exhibit 97 to the Registrant's Annual Report on Form 10-K filed on March 28, 2024 (File No. 001-40445))

101 INS	XBRL Instance Document.
101 SCH	XBRL Taxonomy Extension Schema Document.
101 CAL	XBRL Taxonomy Extension Calculation Document.
101 DEF	XBRL Taxonomy Extension Definition Linkbase Document.
101 LAB	XBRL Taxonomy Extension Labels Linkbase Document
101 PRE	XBRL Taxonomy Extension Presentation Link Document
104	Cover Page Interactive Data File (formatted as inline XBRL with applicable taxonomy extension information contained in Exhibits 101.)

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*   This certification will not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section. Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent specifically incorporated by reference into such filing.

†   Portions of this exhibit (indicated by "[***]") have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

Indicates a management contract or any compensatory plan, contract or arrangement.

(b)   Financial Statements:

The financial statements of the Registrant are included in Item 8 of this Annual Report on Form 10-K.

(c)   *Financial Statements Schedules:*

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CENTESSA PHARMACEUTICALS PLC

Date: March 24, 2025

By: /s/ Saurabh Saha, M.D., Ph.D.

Name: Saurabh Saha, M.D., Ph.D.

Title: *Chief Executive Officer (Principal Executive Officer)*

SIGNATURES

Each person whose individual signature appears below hereby constitutes and appoints Saurabh Saha, M.D., Ph.D. and John Crowley and each of them, with full power of substitution and resubstitution and full power to act without the other, as his or her true and lawful attorney-in-fact and agent to act in his or her name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual report has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Saurabh Saha, M.D., Ph.D. Name: Saurabh Saha, M.D., Ph.D.	Chief Executive Officer (Principal Executive Officer)	March 24, 2025
/s/ John Crowley Name: John Crowley	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 24, 2025
/s/ Francesco De Rubertis, Ph.D. Name: Francesco De Rubertis, Ph.D.	Director	March 24, 2025
/s/ Arjun Goyal, M.D., M.Phil, M.B.A. Name: Arjun Goyal, M.D., M.Phil, M.B.A.	Director	March 24, 2025
/s/ Mathias Hukkelhoven, Ph.D. Name: Mathias Hukkelhoven Ph.D.	Director	March 24, 2025
/s/ Brett Zbar, M.D Name: Brett Zbar, M.D.	Director	March 24, 2025
/s/ Mary Lynne Hedley, Ph.D. Name: Mary Lynne Hedley, Ph.D.	Director	March 24, 2025
/s/ Samarth Kulkarni, Ph.D. Name: Samarth Kulkarni, Ph.D.	Director	March 24, 2025
/s/ Carol Stuckley, M.B.A. Name: Carol Stuckley, M.B.A.	Director	March 24, 2025